Exhibit 99.C

Budget Review

2005

Budget Review

2005

National Treasury

Republic of South Africa

23 February 2005

2005 Budget Review

ISBN: 0-621-35492-9
RP: 08/2005

The Budget Review is compiled with the latest available information from departmental and other sources. Some of this information is unaudited or subject to revision.

To obtain copies please contact:

Communication Directorate
National Treasury
Private Bag X115
Pretoria
0001
South Africa
Tel: +27 12 315 5948
Fax: +27 12 315 5160

The Budget Review is also available on the Internet at: www.treasury.gov.za

Foreword

The previous budget welcomed the dawn of a second decade of democracy. The 2005 Budget exclaims the hope of a coming decade of economic progress, social development and freedom from want, tempered by our understanding that we must exert ourselves ever more forcefully to ensure that those hopes are fulfilled. The optimism with which we entered this new year must be balanced by the extent of the challenges lying before us.

The 2005 Budget articulates Government’s intention to accelerate economic growth, advance social development and reduce inequality. In doing so, we endeavoured to understand the economic and social changes that our fiscal stance and expenditure have achieved.

This budget draws on the broad developmental vision expressed in the State of the Nation address and the central message of delivery and implementation. Social delivery and redistribution has significantly improved over the last 10 years, and we have found that a greater focus on providing resources and implementation should continue to deliver the outcomes that we want. For those reasons, this budget entails significant additional allocations across a wide spectrum of Government’s programmes.

In this first full year of leading the National Treasury, preparing the Medium Term Budget Policy Statement and the 2005 Budget, the scale of the responsibility placed on Government to achieve the aspirations of all South Africans appears enormous. My own strength and determination is encouraged by the support and hard work of my colleagues.

A large thanks goes to the hundreds of dedicated Treasury officials, national and provincial colleagues, employees of the South African Revenue Services, Statistics South Africa, the Financial and Fiscal Commission and the South African Reserve Bank. A debt of gratitude goes to members of Cabinet and the Ministers’ Committee on the Budget for their constant probing of options presented at various stages of the budget process.

Last, but not least, my thanks go to the Minister Trevor Manuel and Deputy Minister Jabu Moleketi, who when the going got slow, they got tough. We can only draw strength from your leadership and guidance.

Lesetja Kganyago
Director-General: National Treasury

Contents

Contents

1. Overview of the 2005 Budget	1
Growth, development and equity	1
Economic policy and outlook	10
Fiscal policy and framework	13
Taxation	15
Asset and liability management	18
Medium term expenditure estimates	20
Provincial and local government finances	22
Other budget documentation	24

2. Economic policy and outlook	25
Introduction and overview	25
Global developments	27
Balance of payments	30
Real output trends	33
Employment and remuneration	41
Domestic consumption expenditure	42
Savings and investment	43
Prices and money market developments	46
Domestic outlook	49

3. Fiscal policy and the budget framework	51
Overview	51
Fiscal policy: goals, trends and targets	52
The budget framework	53
The consolidated national government budget	58
Consolidated government accounts and the PSBR	63
Public Private Partnerships	68

4. Revenue trends and tax proposals	69
Overview	69
National budget revenue – revised estimates	72
Main budget revenue and progress with tax reform: 2001/02 – 2007/08	74
Revenue estimates and tax proposals – 2005/06	76
Taxes on income and profits	78
Tax relief on business income	83
Tax stimulus in support of small business	86
Tax measures to facilitate environmental sustainability	88
Taxes on goods and services and international trade	91
Measures to enhance tax and customs administration	94

v

2005 Budget Review

5. Asset and liability management	99
Introduction	99
Developments in South Africa’s debt markets	100
Net borrowing requirements	104
Size and structure of Government’s debt portfolio	109
Contingent liabilities	112
State debt costs	112
Risk management developments	113
Asset management	114

6. Medium-term expenditure estimates	117
Government’s contract with the people	117
Medium term policy priorities	118
Division of nationally raised revenue	126
Revised estimates of expenditures: 2003/04 and 2004/05	128
Appropriations from the National Revenue Fund: 2001/02 – 2007/08	129
Allocations to National Departments	130
Consolidated national and provincial expenditure	141
Conclusion	142

7. Provincial and local government allocations	143
Intergovernmental finances – an overview	143
Funding for provincial governments	149
Provincial expenditure and budget estimates	152
Local government finance	154

Annexure A: Glossary	159

Annexure B: Statistical tables	171

Annexure C: Summary of tax proposals	201

Annexure D: Government accounts	217

Annexure E: Explanatory memorandum on the division of revenue	225

Annexure F: Summary of national budget	273

Contents

Tables

1.1	Macroeconomic outlook-summary 2004 – 2007	12
1.2	Consolidated national budget framework	14
1.3	Main budget expenditure framework	14
1.4	Consolidated expenditure – economic classification	15
1.5	Summary of tax proposals	17
1.6	Projected state debt and debt costs	19
1.7	Division of revenue	21
1.8	Consolidated expenditure growth	22
1.9	Transfers to provinces, 2005/06	23
1.10	Transfers to local government	24

2.1	Projections of global GDP and inflation, selected countries, 2003 – 2006	28
2.2	Exports by commodity	32
2.3	Imports by commodity	32
2.4	Employment trends by Sector, 2000 – 2004	41
2.5	Year on year changes in average remuneration productivity and labour cost	42
2.6	Macroeconomic projections, 2004 – 2007	50
2.7	Macroeconomic projections 2004/05 – 2007/08	50

3.1	Fiscal trends and projections	52
3.2	Main budget framework, 2001/02 – 2007/08	55
3.3	Revised estimates of main budget revenue and expenditure, 2003/04 and 2004/05	57
3.4	Main budget medium term estimates, 2005/06 – 2007/08	58
3.5	Consolidated national budget framework, 2003/04 – 2007/08	60
3.6	RDP Fund grants and foreign technical co-operation, 2001/02 – 2007/08	60
3.7	Social security funds, 2001/02 – 2007/08	61
3.8	Consolidated national and provincial expenditure, 2001/02 – 2007/08	64
3.9	Consolidated accounts of general government, 2003/04	65
3.10	Public sector borrowing requirement, 2001/02 – 2007/08	67

4.1	Consolidated national revenue, 2003/04 – 2007/08	71
4.2	Main budget estimates and revenue outcome, 2003/04 and 2004/05	72
4.3	Main budget revenue, 2001/02 – 2007/08	74
4.4	Estimates of revenue before tax proposals, 2005/06	77
4.5	Summary effects of tax proposals, 2005/06	78
4.6	Personal income tax rate and bracket adjustments, 2004/05 and 2005/06	79
4.7	Proposed rates of transfer duty, 2005/06	82
4.8	Current and proposed transfer duty	82
4.9	Changes in specific excise duties, 2005/06	92
4.10	Total combined fuel levy on leaded petrol and diesel, 2003/04 – 2005/06	93

5.1	Turnover in domestic bonds, 2003 and 2004	101
5.2	Foreign bonds performance, 14 February 2005	103
5.3	Net borrowing requirements, 2003/04 – 2007/08	104
5.4	Financing of net borrowing requirements, 2003/04 – 2007/08	105
5.5	Domestic short-term loans outstanding, 2003/04 – 2004/05	106
5.6	Domestic bonds issued for financing, 2004/05	106
5.7	Switches in domestic bonds for monetary management purpose, 2004/05	107
5.8	Foreign loan issues, 2004/05	108

2005 Budget Review

5.9	Loan redemptions, 2003/04 – 2007/08	108
5.10	Increase in government debt, 2004/05	110
5.11	Total government debt, 2001/02 – 2007/08	110
5.12	Maturity distribution of domestic marketable bonds, 2001/02 – 2004/05	111
5.13	Composition of domestic debt by instrument type, 2001/02 – 2004/05	111
5.14	Currency breakdown of foreign debt, 2001/02 – 2004/05	111
5.15	Composition of contingent liabilities, 2001/02 – 2003/04	112
5.16	State debt cost, 2003/04 – 2007/08	112
5.17	State debt costs and total debt on an accrual basis, 1994/95 – 2004/05	113
5.18	Proceeds from the restructuring of state owned entities since 1997 as at 31 January 2005.	115

6.1	2005 Budget priorities – additional allocations to selected votes	123
6.2	Main budget expenditure, 2001/02 – 2007/08	131
6.3	Additional allocations in the 2005 MTEF	131
6.4	Preliminary 2003/04 expenditure outcome and 2004/05 revised estimate	132
6.5	Main budget appropriation, 2001/02 – 2007/08	133
6.6	Central government administration, expenditure by vote: 2001/02 – 2007/08	135
6.7	Financial and administrative services: expenditure by vote, 2001/02 – 2007/08	137
6.8	Social services: expenditure by vote, 2001/02 – 2007/08	140
6.9	Justice and protection services: expenditure by vote, 2001/02 – 2007/08	142
6.10	Economic services and infrastructure: expenditure by vote, 2001/02 – 2007/08	144
6.11	Consolidated national and provincial spending by function, 2004/05 – 2007/08	146

7.1	Provincial revenue, 2004/05 – 2007/08	146
7.2	Total transfers to provinces, 2003/04 – 2007/08	147
7.3	Transfers to provinces, 2005/06	147
7.4	Provincial equitable shares, 2003/04 – 2007/08	148
7.5	Conditional grants to provinces, 2004/05 – 2007/08	149
7.6	Consolidated provincial expenditure according to function, 2001/02 – 2007/08	153
7.7	National transfers to local government, 2001/02 – 2007/08	156

Contents

Figures

1.1	Macroeconomic forecasts	12

2.1	Real growth, CPIX inflation and current account balance	27
2.2	Benchmark interest rates, US Fed vs ECB	28
2.3	Gross official reserves as a percentage of short-term debt	31
2.4	Current and financial account balances	31
2.5	Performance of US Dollar against other currencies	33
2.6	Annual growth by sector, 2003 and 2004	34
2.7	Year on year growth in the agriculture sector	34
2.8	Change in mining volumes and value added	35
2.9	Manufacturing output growth, 2003 – 2004	37
2.10	Year on year growth in the construction sector	37
2.11	Year on year growth in the wholesale and retail sales sector	38
2.12	Consumption expenditure by type of good	43
2.13	Year on year change in gross fixed capital formation	43
2.14	Gross national savings as a percentage of GDP	45
2.15	Components of CPIX inflation	46
2.16	Inflation for low and high-income groups	47
2.17	Inflation expectations 2005	47
2.18	Money supply growth	48
2.19	Interest rate movements	49

5.1	Turnover in the domestic bond market, Rand/US$ exchange rate and R153 bond yield	100
5.2	Eurorand bond market issues and redemptions	103
5.3	Daily Cash balances 2004/051	114
5.4	Monthly gross surplus/deficit before borrowing	115

 1

Overview of the 2005 Budget

In its second decade of democracy, South Africa enjoys conditions to accelerate growth, foster social development and advance equity that have never been better. Following 10 years of deep institutional reform and sound economic management, the economy is stronger than it has been since the early 1980s, and the capacity of Government to improve the lives of all is steadily being built. Strong economic growth, rising employment, a buoyant investment environment and accelerated delivery of social and municipal services would further raise living standards and reduce poverty and inequality over the decade ahead.

The South African economy is experiencing one of the longest periods of economic expansion since World War II. Following a difficult period of corporate restructuring, formal sector employment has been increasing for about two years; inflation has moderated and interest rates have fallen to historic. Investment in both public and private sectors has accelerated, bringing a steady expansion in productive capacity. The economy grew by 3,7 per cent in 2004 and is set to grow by 4,3 per cent in 2005. Inflation is projected to remain well within the target range while capital investment is projected to reach 18 per cent of GDP by 2007, up from 15 per cent in 2002.

The 2005 Budget makes a significant contribution towards the goals of accelerating economic growth, advancing social development and bridging the divide between rich and poor. Real growth in spending will average 5,5 per cent over the next three years with significant additional allocations for social grants, infrastructure investment, land restitution, improved remuneration for police, teachers and social workers, investment in skills development and municipal and social services. Within a sound fiscal framework, Government is again able to provide moderate reductions in tax rates for both individuals and companies.

Growth, development and equity

Accelerating economic growth

The state of the economy is characterised by a renewed mood of optimism. Yet South Africa faces major challenges in sustaining the rise in growth and increasing the pace of job-creation. Sound macroeconomic performance and sweeping structural changes in the microeconomy have enabled the economy to break out of a 2,5 to 3 per cent growth band. Government’s forecast is for the economy to grow by an average of 4,2 per cent over the next few years.

Economy has broken out of the 3 per cent growth level

2005 Budget Review

To sustain and further increase the rate of growth and to accelerate the pace of employment creation, economic policy priorities will focus on:

•	Increasing investment in public and private infrastructure, with particular focus on unblocking the transport logistics system, providing for long-term water and energy needs and extending social and municipal services.

•	Lowering the cost of doing business, including addressing regulatory concerns of business and simplifying tax arrangements for small businesses.

•	Producing more skilled people through increased investment in education and technical training, investing in research and development and making it easier to import skilled labour.

•	Improving the quality of public service delivery with particular emphasis on reducing the level of crime, providing quality education, health and municipal services to the poor and extending basic services to citizens.

A modernising economy

State of the economy

The present economic boom is characterised by strong consumer demand made possible by consecutive years of personal income tax relief, lower interest rates, an expansionary fiscal environment and strong wage growth. Supported by high levels of business confidence, private sector investment rose more strongly over the past few years than at any point since the early 1980s. This increase in productive capacity creates the platform for a modernisation of the economy, higher productivity and faster job-creation.

Weak supply-side response

Despite the environment of higher economic growth, there are sectors of the economy that are lagging. Strong domestic demand has been met only in part by a rise in domestic supply. Industrial restructuring, years of under-investment and microeconomic blockages have meant that domestic producers were not fully able to meet the demands of a growing economy. Imports have grown steadily and the current account of the balance of payments has deteriorated.

Strong currency negatively affecting certain sectors...

The muted supply-side response is particularly evident in the manufacturing sector, which grew only moderately given strong domestic and global demand. Certain sub-sectors, such as electrical machinery, furniture and gold mining have not managed the competitive pressures of a strong rand. In order to ensure more balanced growth in the economy, more emphasis needs to be placed on efficiency and productivity. The approach adopted in the footwear industry suggests a potentially viable solution. In addition, Government has a clear role to play in reducing the costs of operating a business, lowering transport and communications costs and increasing the supply of skilled labour.

...but there have also been advantages of the strong currency

There have also been advantages to the strong rand. Inflation is now safely within the target range and interest rates are at historic lows, contributing to both domestic supply and competitiveness. The cost

Chapter 1: Overview of the 2005 Budget

of capital goods, which are often imported, has come down, allowing companies to re-tool at much lower cost. Going forward, low interest rates are likely to remain a feature of the economy, supporting the present investment trend well into the future.

While South Africa has benefited from strong foreign demand, global growth is likely to slow gradually over the course of 2005 and into 2006. A large current account deficit in the US and a change in the relative value of the major currencies may precipitate a mild economic slowdown. The South African economy may be negatively affected by these developments. However, strong demand from Asia for commodities, rapid economic integration and growth in Africa and a strong domestic economy is expected to cushion the local economy from any severe international developments.

Mild global economic slowdown anticipated

Growth in labour-intensive sectors such as construction, retail and personal services has resulted in an increase in employment. Between March 2003 and March 2004, the unemployment rate declined from 31,2 per cent to 27,8 per cent. By lowering the regulatory burden on small businesses and by accelerating infrastructure investment, employment should continue to rise steadily.

Employment rising

Economic policy priorities

This year, the South African Revenue Service will introduce a comprehensive small business tax package to simplify the regulatory environment on small businesses and provide micro-businesses with support for their development. Other regulatory obstacles that prevent small businesses from expanding include municipal planning rules, labour legislation, the process of registering a company and access to credit for small entrepreneurs.

Fiscal and administrative measures to broaden economic participation

The freight logistics system has been identified as an obstacle to lower business costs and to faster growth in exports. Addressing these infrastructural deficiencies is an important part of Government’s strategy to accelerate growth and raise the level of exports. Transnet have announced about R49,5 billion in infrastructure investment over the next five years, mainly in the areas of ports development and rail.

Inefficient freight logistics system hampers growth

The long-term energy and water needs of a growing population and expanding economy must be met. Last year, the Department of Water Affairs announced preliminary plans to build 20 major dams over the next twenty years. The 2005 Budget makes a contribution towards these projects. Eskom has announced about R110 billion in spending on refurbishing mothballed power stations and to raise generation capacity by 5 300 megawatts to about 41 500 megawatts.

Long-term water and energy needs take priority

South Africa’s shortage of skilled labour negatively affects economic growth. The 2005 Budget provides about R1 billion to improve the capacity of further education and training colleges to train more people in areas critical to the economy. Changes to the immigration laws also provide scope for attracting skilled labour. However, the long-term solution to the skills deficit lies in improving the quality of school education. On the back of large increases in spending on textbooks and school building in previous years, the 2005 Budget

Skills shortages

2005 Budget Review

provides about R7 billion over a three year period to improve the remuneration of teachers.

Fiscal policy supportive of growth

Fiscal policy will continue to be supportive of economic growth through increased public spending, especially on infrastructure, moderate tax relief to businesses and individuals, a sustainable deficit and a stable tax burden. Specific tax proposals such as a reduction in the corporate tax rate and a simplification in the compliance burden for small businesses will support growth and job creation.

Advancing social development

Higher growth provides resources for social development

Higher economic growth provides a platform for accelerated social development, which in turn reinforces the sustainability of higher economic growth. Through a combination of cash grants and social and household services, Government intends to advance social development through steadily reinforcing the social wage: benefits targeted to improve nutrition, education and the well-being of poor households. The 2005 Budget is strongly redistributive, channelling significantly more resources to the poor through rising social grants, higher spending on municipal and social services and community infrastructure such as water and sanitation, schools, clinics, multi-purpose centres, police stations and roads.

Poor and marginalized communities are often excluded from economic opportunities because of their level of education, physical location, health profile or poor access to information. Government’s social development strategy rests on a balance between income support and direct services which aims to address these causes of social exclusion. The main elements of the social development strategy are:

•	Means tested social grants to pensioners, children, the disabled and caregivers backed up with contributory social security funds such as the Unemployment Insurance Fund, Compensation Funds and the Road Accident Fund.

•	Clean water and electricity and the extension of sanitation services to those presently reliant on unhygienic sanitary means.

•	Quality education and health care to equip people with the basic skills required to enter the labour market, to increase levels of nutrition and improve the health profile of the nation.

•	Housing in an environment that supports social cohesion and access to transport linkages and other basic services.

•	Reducing the level of crime, particularly violent crime, so that communities can feel secure and confident to go to school or work or to socialise and play sport.

Budget is key tool in redistributing wealth

The budget and social development

The budget is powerfully redistributive in its social and economic impact. A fiscal incidence analysis conducted by a team of academics shows that the proportion of spending on social services that goes to the poorest 40 per cent of households has risen from 53,6 per cent to

Chapter 1: Overview of the 2005 Budget

59,3 per cent between 1995 and 2000. The areas where most progress has been made in directing resources towards the poorest are in social security, education, land restitution and housing.

The number of people receiving social grants has risen from 7,9 million a year ago to about 10 million presently. By the time that the child support grant is extended to all children up to the age of 14, about 12 million people will be receiving direct income support from Government. These means-tested grants are a critical part of Government’s efforts to alleviate poverty and develop communities, providing children with higher levels of nutrition and the resources necessary to attend school.

Social security system critical to development...

At the beginning of 2003, 67 per cent of the income of the poorest 20 per cent of the population came from social grants.1 Without social grants, 38 per cent of the elderly would be classified as extremely poor and 56 per cent as poor. The old age grant reduces this to 2,5 per cent in extreme poverty and 23 per cent who remain poor. The number of children in households classified as extremely poor was reduced from 13 per cent to 4 per cent by the child support grant in 2003. At the time that the paper was written, there were 2 million children receiving this grant, now over 6 million receive the grant.

While social grants play a positive role in the development of communities, the sustained eradication of poverty can only come through an increase in employment or through successful entrepreneurial ventures by poor households. Raising the level of economic growth, increasing the labour absorptive capacity of the economy, improving the skills and capabilities of poor people and supporting micro-businesses are long-term solutions to the deep-rooted poverty pervasive throughout the country.

... but job-creation is only long-term solution

As a country, South Africa has done well to increase access to education and health care for the poor, spending is far more equitably distributed, but quality is often lacking. Social policy must focus on improving the quality of these services so critical to human development. Improving the quality of education and health care in poor neighbourhoods, for example, will contribute towards better-educated children and improve the ability of young people to obtain employment.

Better quality public services critical to social development

Building vibrant and sustainable communities

In 2004, Government announced a new housing strategy to accelerate the delivery of housing to the poor in both urban and rural areas. Even though housing shortages exist across the country, migration to cities places a severe strain on the urban landscape. Cities often do not have the infrastructure or services to make life bearable in these communities. Dense urban settlements that are under-serviced often have high levels of waterborne diseases, periodic shack fires, significant amounts of air pollution and general environmental degradation. The 2005 Budget makes available a further R2 billion to accelerate the pace of housing delivery.

[1]	Woolard I., ‘‘Social assistance grants’’ for the ten year review research programme, June 2003.

New housing strategy more responsive to needs

2005 Budget Review

R3 billion from amnesty process set aside for community infrastructure

It is estimated that about R2,4 billion will be received in levies raised from the foreign exchange amnesty process in 2005/06 and a further R1 billion a year in taxes on the amounts declared. These proceeds will be set aside for infrastructure investment to build sustainable and viable communities. Vibrant communities require a built environment with a basket of services from all levels of Government. This money complements the increased housing allocation and will contribute to building sports facilities, schools, clinics, police stations, roads, water and sanitation works, multipurpose centres and child-care facilities, in partnership with the private sector and community organisations.

Rights-based land restitution process can now be completed

The 2005 Budget provides the Department of Land Affairs with an additional R6 billion to complete the land restitution programme. Even though good progress has been made in processing urban land claims, rural land claims are complex and time-consuming. The additional money will allow for the purchase of land to settle the remaining 27 889 claims and provide infrastructural and technical support for new landowners. Once the restitution process is completed, the department will be able to divert both human and financial resources to accelerate the land redistribution programme.

Recognising that a successful land reform programme requires sound technical support to emerging farmers, the Comprehensive Agricultural Support Programme was introduced in 2003. This programme will be further strengthened to ensure more sustainable small farms. The newly launched agricultural credit scheme will also go towards supporting emerging farmers.

New medical aid taxation regime aims to expand medical aid coverage

The amendment to the way in which medical aid contributions are to be taxed will lower the cost of medical aid for most families, and more specifically help low income families to afford medical aid. The reform is expected to increase the number of people on private medical aid schemes, and open up access to private health care for a larger share of working people.

Reducing crime and insecurity

Security and comfort are vital elements of a vibrant community. Our criminal justice system has had marked success in stabilising the level of crime, with decreases reported for certain priority crimes. By increasing the number of police and prosecutors, investing in information systems and now by increasing remuneration for police, Government aims to reduce the level of priority crimes by about 7 to 10 per cent a year. Decreasing the level of crime requires strong partnerships both between government departments and agencies and between Government and communities. Communities can only thrive in an environment of safety.

The state plays a critical role in advancing social development. A sustainable social development agenda requires a balance between income support, improved social and municipal infrastructure and better quality education, health, policing and other services. Building sustainable and vibrant communities requires many government entities to cooperate and strengthened partnerships between the public and private sectors.

          Chapter 1: Overview of the 2005 Budget

2005 Budget highlights

On the economy

GDP growth accelerated to 3,7 per cent in 2004 and is projected to maintain the higher trend, reaching 4,3 per cent in 2005.

CPIX continued to decline, averaging 4,3 per cent in 2004, and is expected to remain within the target range of 3-6 per cent.

The repo and prime lending rates were reduced by 6 percentage points in the past two years - interest rates declined to a 24-year low.

Gross fixed capital formation increased by 9,0 per cent in 2003 and 7,5 per cent in 2004, signalling stronger future growth and productivity advances.

Slower growth in exports than in imports widened the current account deficit.

Capital inflows were strong, about R60 billion, facilitating an increase in gross reserves from US$10 billion to US$15 billion.

The number of people in employment went up by about 419 000 between 2003 and 2004.

Tax proposals

Personal income tax is cut by R6,8 billion. People earning below R35 000 a year will not pay income tax next year.

The corporate income tax rate is reduced by 1 percentage point to 29 per cent to stimulate investment and job creation.

The interest income exemption levels increase from R11 000 to R15 000 for people below 65 years of age and from R16 000 to R22 000 for senior citizens.

Motor vehicle and travel allowance are adjusted.

Changes are made to reduce red tape and lower the high compliance cost for small businesses.

Liquid fuel taxes will increase by 10 cents a litre with the Road Accident Fund receiving 5 cents of the increase.

Ad valorem excise duties are eliminated on sun protection products.

Main spending changes over the next three years

An additional R22,3 billion to increase social security grants

R6 billion to land affairs to finalise land restitution claims

R5 billion to police to improve levels of remuneration and to increase police numbers

R6,9 billion for teachers and social workers to improve their remuneration levels and retain scarce skills

R2 billion for the new housing strategy and R3 billion for related community infrastructure

R1,7 billion for water, sanitation and other municipal infrastructure

R3 billion for public transport investments and roads, partly related to the 2010 World Cup

R3,7 billion for the delivery of municipal services

R7,4 billion to step up education and health spending in provinces

R776 million more for the National Student Financial Aid Scheme (NSFAS)

R1 billion to revitalise Further Education and Training colleges

R400 million to enhance infrastructure of the public broadcaster (SABC).

2005 Budget Review

Equity and redistribution

Widespread inequality still pervasive
The past decade has witnessed significant social change and transformation. Notwithstanding these developments, South Africa remains a highly unequal country. Our gini coefficient, a measure of income inequality, remains one of the highest in the world. A recent paper suggests that inequality may be wider today, with the gini coefficient rising from 0,66 in 1996 to 0,69 in 20012. Countries showing improvements in income equality tend to exhibit more rapid economic growth, as productivity gains translate into rising real wages, social cohesion increases and crime falls. Reducing the level of inequality is a critical objective of Government.

Divide is both along race and class lines

Given the history of racial discrimination, South Africa faces two challenges with regard to equity. The first and most fundamental is to bridge the divide between rich and poor, which is reflected not only in financial differences but also in the degree of access to economic opportunities, and the disparities between the first and second economies. Secondly, South Africa is faced with the challenge of building a non-racial and non-sexist society, requiring greater equity between black and white and between women and men.

Growing black middle class

While most of the poor are black, and women often head the poorest households, policy must adjust to the complex changes that have taken place over the past ten years. Today, we have a small but rapidly growing black middle class. Research indicates that the number of black households earning over R153 600 a year (after adjusting for inflation) has risen from 120 000 to 440 000, or 368 per cent, between 1998 and 20043. This is an important positive outcome of the transformation process. Further expanding this black middle class is a key economic and social objective but it must occur in tandem with efforts to reduce the divide between the rich and the poor.

Job-creation key to reducing long-term inequality

Pro-poor spending

Even though public spending has shifted significantly towards the poor and tax policy has reduced the burden of taxation on low- and middle-income workers, salary structures and access to economic opportunities remain highly skewed. While social security grants and a progressive tax system play an important role in reducing inequality in the short term, expanding economic opportunities to poor and marginalized communities is a medium term objective. Raising the earnings potential of the poor through quality education and training is a longer-term solution.

Pro-poor education spending

In 2003, the Ministry of Education announced new funding norms and standards, which introduced a higher cash allocation to the poorest schools. In addition, children from households receiving social grants and other poor children were exempted from paying school fees. The

2	Simkins C., What happened to the distribution of income in South Africa between 1995 and 2001?, Wits University, November 2004.

3	Van Wyk H de J., National personal income of South Africans by population group, income group, life stage and life plane, 1960 to 2007, Unisa, January 2005.M

Chapter 1: Overview of the 2005 Budget

2004 Budget provided resources to provinces to increase transfers to poor schools. Provinces also increased allocations for textbooks and other non-personnel inputs to poor schools.

The provision of free basic municipal services is also a core element of Government’s social wage. These free services enable poor communities to enjoy a level of services that allows basic sustenance and hygiene to be maintained and for lighting and cooking. The introduction of free basic services in late 2000 has also resulted in a shift in the composition of municipal budgets towards the poor. However, government data shows that much more work needs to be done to broaden the number of households who receive these free services.

Free basic municipal services also part of social wage

Youth unemployment is running at about 40,3 per cent with female youth unemployment at 46,2 per cent, both much higher than the general rate of unemployment. The introduction of learnerships (backed by tax deductions for participating companies), the expansion of public works programmes and projects initiated by the Umsobomvu Youth Fund aim to give young people an opportunity to get work experience, develop skills and earn an income. A new R1,5 billion initiative to recapitalise Further Education and Training colleges will expand the capacity to provide young school leavers with skills appropriate for today’s economy.

Youth unemployment is one of most pressing social problems

Black economic empowerment

Black economic empowerment is aimed at broadening the base of ownership of the means of production away from an historic pattern of white male ownership to one that is more representative of the population as a whole. Government’s BEE strategy is based on four pillars: preferential procurement policies, charter processes in specific sectors, targeted awarding of licenses and concessions for regulated sectors and through the restructuring of state enterprises.

BEE is about broadening the base of ownership and management...

Through Government’s procurement framework, an increasing proportion of contracts are being awarded to small businesses and to businesses owned by women and other historically disadvantaged groups. The Department of Trade and Industry is rationalising its support to small businesses to improve the effectiveness of its programmes. The National Empowerment Fund has announced seven dedicated products to facilitate broad-based black economic empowerment and receives a R1,2 billion boost in this budget. The Department of Agriculture also receives additional resources to implement its AgriBEE programme.

While increasing the level of black ownership in corporate South Africa is critically important; building the economy, increasing production, raising employment, developing young black managers and investing in skills development are just as essential in shaping economic transformation. A multifaceted approach, as evident in the Financial Sector Charter, must be pursued. Approaches that are based solely on equity ownership often result in risky financing structures and dilution of ownership in the long term.

...but is also about training, mentoring, building capabilities

2005 Budget Review

A plan for Africa’s development

Africa’s development

Over the past year, the South African government and other like-minded governments have placed Africa’s development at the top of the international community’s agenda. Recognising that at the present trajectory, Africa is not likely to meet the Millennium Development Goals of halving poverty by 2015, a number of initiatives have been launched to raise the level of human development on the continent. These plans take as their premise that Africa today is more stable, better governed and has a higher degree of macroeconomic stability than at any point in its history. The main elements of the proposals being discussed by world leaders include a 100 per cent debt write-off, much higher aid levels and an opening up of ‘northern’ markets to trade, particularly in agricultural products. These aims are consistent with the goals of the New Partnership for Africa’s Development and receive the full support of the South African Government.

Economic growth and human development feed off each other

Economic and social policy in South Africa is aimed at repairing the damage caused by centuries of racial exclusion and highly exploitative forms of production. Economic growth alone will not bridge the huge divides that exist. Not addressing these divides will jeopardise the sustainability of the economy over the long term. Our vision of a developmental state is one that is able to pursue high levels of economic growth while channelling increasing amounts of resources and economic opportunities towards the human development of the poor.

Economic policy and outlook

South African economy enters a higher growth trajectory

Economic policy considerations

The South African economy continues to strengthen. Gross domestic product (GDP) grew by 3,7 per cent in 2004, with growth in the third quarter of last year the most rapid 3 month period of expansion since 1996. For the first time in almost a decade, the market consensus for economic growth in 2005 is above 4 per cent. With business and consumer confidence at historic highs, investment rising strongly and employment increasing, the South African economy has firmly entered a higher growth trajectory.

Chapter 2 covers...

Chapter 2 outlines South Africa’s broad economic policies, provides an analysis of recent economic developments and trends and sets out the macroeconomic forecasts and assumptions that underpin these forecasts. Fiscal policy, tax policy, the financing strategy and spending priorities take into account Government’s interpretation of the condition of the domestic and global economies, and their probable course over the next three years.

A decade of sound policy

A decade of sound macroeconomic performance, sustainable fiscal policy and a supportive international environment has contributed to the optimism evident in the economy today. Low interest rates, expansionary fiscal policy and personal income tax relief have contributed towards buoyant consumer spending, rising property prices and strong private sector investment. However, rising

Chapter 1: Overview of the 2005 Budget

economic activity and a relatively strong currency resulted in a large portion of domestic demand being met by imports.

Economic policy over the next few years will concentrate on unblocking supply constraints by raising the level of investment, both public and private, reducing the regulatory burden on business, especially small businesses, improving the supply of skilled labour and reducing the cost of transport and utility services. Public sector infrastructure, both social and economic, is expected to contribute to faster job-creation and lower transport and utility costs going forward.

Employment creation, specifically halving the rate of unemployment by 2014, remains the primary objective of economic reform. Sustained higher growth together with microeconomic reform and improved performance of the skills development sector are critical to meeting this objective. Job-creation and broad-based economic empowerment are the main tools to increase the pace of redistribution and to address the marginalisation of large sectors of our population.

Employment creation is prime objective of economic reform

Economic developments

Following strong economic growth in 2004, the economy is projected to grow by 4,3 per cent in 2005 and by an average of 4,2 per cent over the next three years. Consumer inflation, excluding mortgage costs, is projected to be 4 per cent in 2005 and is set to remain well within the target band for the next three years. The benign interest rate environment is also set to continue, providing further impetus to growth.

Economy projected to grow by an average of 4,2 per cent a year

Most sectors of the economy grew strongly during 2004, with the fastest growth recorded in the retail, construction, financial services and transport and communications sectors. Agriculture rebounded following a poor 2003 and is set to grow further given the good rains in most parts of the country. While currency appreciation placed a number of sub-sectors under pressure, strong growth in most sectors and labour intensive sectors in particular resulted in net employment gains in 2004.

Broad-based economic growth

Gross fixed capital formation, a measure of investment in productive capacity, grew briskly in both 2003 and 2004. Spurred on by buoyant domestic demand and cheaper imported capital equipment, significant increases in investment were observed in the mining sector, especially in the platinum sector. New infrastructure in the cellular phone industry and the expansion of freight vehicle fleets also boosted investment in transport and communications. Manufacturing investment also grew convincingly in the first three quarters of 2004 by 6,5 per cent.

Fixed investment driving growth

The increase in household consumption expenditure is driven by rising disposable income made possible by lower personal income tax rates and lower interest rates, wealth effects from house and share price increases, lower nominal interest rates and a decrease in the price of imported and domestic import-competing products. These factors, especially the benign interest environment and the

Consumption spending strong

2005 Budget Review

expansionary fiscal stance, are expected to continue to support consumer spending over the medium term.

Table 1.1 Macroeconomic outlook – summary, 2004 — 2007

	2004	2005	2006	2007
	Actual		Forecast

Real growth
Household consumption	5,9%	4,7%	3,7%	4,2%
Capital formation	7,5%	7,0%	6,2%	7,8%
Exports	5,0%	4,7%	3,6%	5,7%
Imports	12,7%	5,9%	5,5%	5,7%
Gross domestic product	3,7%	4,3%	3,8%	4,4%

Consumer price inflation (CPIX)	4,3%	4,0%	5,1%	5,4%

Balance of Payments current account (percentage of GDP)	-2,3%	-3,1%	-3,6%	-3,6%

Global growth impacts on SA economy

Global growth in 2004 has been supportive of the economic recovery underway in South Africa. Driven by growth in the USA of 4,4 per cent and in China by 9,1 per cent, global demand lifted the price of key commodities exported by South Africa. While global growth is expected to remain strong going forward, a mild slowdown is expected in the second half of 2005, which may negatively affect the economic environment in South Africa.

Widening current account deficit financed by capital inflows

The current account widened to 2,3 per cent of GDP in 2004 and is set to widen further to about 3,6 per cent of GDP by 2006. This deficit is readily financed by foreign inflows. Foreign inflows in the first nine months of 2004 amounted to R60,4 billion allowing the South African Reserve Bank to increase it gross reserve position by US$15,1 billion. The healthier reserve position helps protect the country against volatile international financial flows.

Figure 1.1 Macroeconomic forecasts

Growth to average 4,2 per cent in the medium term

GDP growth is set to accelerate from 3,7 per cent in 2004 to 4,3 per cent in 2005. A mild slowdown is anticipated in 2006 but growth should reach 4,4 per cent by 2007. CPIX inflation is forecast to average 4,3 per cent in 2004 and to remain within the target range

Chapter 1: Overview of the 2005 Budget

of 3 to 6 per cent, rising somewhat due to demand pressures and exchange rate-related import costs, to 5,4 per cent in 2007.

Fiscal policy and the budget framework

Overall fiscal policy stance

Fiscal policy has contributed strongly to the sound overall macroeconomic environment in South Africa over the past decade. A sound fiscal stance has helped to bring interest rates down, lower debt service costs and provide a platform for an expansionary fiscal stance that is sustainable, predictable and growth enhancing. Since 1994, public debt has declined from 49,2 per cent to 34,4 per cent of GDP and debt service costs have declined from 4,7 per cent to 3,5 per cent, freeing up resources to be spent on social and economic infrastructure and services.
Fiscal policy key to macroeconomic stability

Chapter 3 of the Budget Review sets out the fiscal performance of Government in various levels of aggregation. Starting with information on the fiscal record of general government in terms of the system of national accounts, the chapter outlines the main budget and consolidated national budget, consolidated national and provincial budget, the consolidated general government budget and sets out the borrowing requirement for the public sector.

Chapter 3 covers...

The fiscal record over the past five years, seen through the perspective of the national accounts data, confirms the healthy fiscal position built up over the past decade. The main features of this record are set out in table 3.1 and shows that Government consumption expenditure has been fairly stable, investment spending has risen rapidly, the overall tax burden of general government is constant at about 25 per cent of GDP and that public sector debt has fallen as a share of GDP. Interest costs have declined due to lower debt and lower interest rates. While Government has made good progress in reducing its dissavings position since 1994, the dissavings position has deteriorated slightly over the past two years as social grant expenditure has risen faster than capital investment. This trend is set to abate over the medium term, strengthening Government’s overall savings position.

Sound fiscal performance

An extensive reconfiguration of the public finances has allowed Government to move resources towards areas of priority, making the budget more pro-poor and better oriented towards building both human and physical capital — essential ingredients for long-term growth and redistribution.

Government spending better targeted towards the poor

Fiscal framework

The fiscal stance set out in the 2005 Budget continues to support economic growth by providing more resources for infrastructure while still providing room for moderate tax relief to both businesses and individuals. From an environment between 1996 and 2000 where the emphasis was on lowering the deficit, fiscal policy has shifted towards supporting economic growth through a more expansionary stance, but still within a sustainable limit.
Expansionary fiscal stance supportive of growth

2005 Budget Review

Table 1.2 Consolidated national budget framework

R billion	2004/05	2005/06	2006/07	2007/08
National Revenue Fund
Revenue	338,0	369,9	405,4	444,6
Expenditure	370,1	417,8	456,4	494,9
Main budget deficit	-32,2	-47,9	-51,0	-50,3
Percentage of GDP	-2,3%	-3,1%	-3,0%	-2,7%

RDP Fund and foreign technical co-operation
Revenue	1,6	1,5	1,5	1,5
Expenditure	1,4	1,3	1,3	1,3

Social security funds
Revenue	15,2	16,4	17,8	19,1
Expenditure	11,0	12,1	13,4	14,4

Consolidated national budget
Revenue	354,7	387,8	424,7	465,2
Percentage of GDP	25,3%	25,4%	25,4%	25,2%
Expenditure	382,5	431,2	471,1	510,6
Deficit	-27,8	-43,4	-46,4	-45,4

GDP	1 403,9	1 528,6	1 674,0	1 847,3

Strong revenue performance

A strong revenue performance, mainly from value added tax and corporate tax in 2004/05, and lower debt service costs, results in a budget deficit in 2004/05 of 2,3 per cent of GDP, down from an original budgeted amount of 3,1 per cent.

Table 1.3 Main budget expenditure framework

R billion	2004/05	2005/06	2006/07	2007/08
Total expenditure	370,1	417,8	456,4	494,9
Less:
Debt service costs	48,9	53,1	56,6	59,4
Contingency reserve	-–	2,0	4,0	8,0
Total allocations	321,2	362,7	395,8	427,5

Percentage increase	13,8%	12,9%	9,1%	8,0%

Over the medium term, the main budget framework set out in chapter 3 provides for:

•	Broadly stable main budget revenue at about 24 per cent of GDP

•	A deficit rising from 2,3 per cent of GDP in 2004/05 to 3,1 per cent of GDP in 2005/06, thereafter declining to below 3 per cent by 2007/08

•	Debt service costs decline from 3,5 per cent of GDP in 2004/05 to 3,2 per cent by end of the MTEF period

•	Non-interest expenditure rises by 5,5 per cent a year over the next three years reaching 23,6 per cent of GDP

•	Additional allocations over the 2004 Budget forward estimates of R74,5 billion.

Due to significant surpluses on the social security funds (the Unemployment Insurance Fund in particular), the consolidated national budget deficit is lower than the main budget deficit.

Chapter 1: Overview of the 2005 Budget

The consolidated national and provincial government finances show a healthy rise in capital spending, continued growth in transfers to households and stable consumption expenditure. The increase in transfers to households is driven mainly by rising social security expenditure, but it is also reflective of increased spending by the Road Accident Fund. The public sector wage bill rises in real terms over the next three years as efforts to improve the remuneration of certain categories of police, teachers and social workers are implemented. However, personnel spending as a share of total expenditure remains constant.

Healthy rise in capital spending

Table 1.4 Consolidated expenditure — economic classification

	2004/05	2005/06	2006/07	2007/08
	Revised	Medium-term estimates
R billion	estimate

Current payments	185,6	205,4	223,5	241,0
Compensation of employees	131,6	145,5	156,9	168,0
Other current payments	54,0	59,9	66,5	73,1
Transfers and subsidies	139,0	155,9	169,2	182,1
Other government entities	58,6	65,7	70,3	74,0
Business enterprises	11,3	10,8	10,5	11,5
Households and non-profit institutions	69,1	79,4	88,4	96,6
Payments for capital assets	17,3	18,9	22,8	26,2
Unallocated	–	2,0	4,0	8,0

Consolidated non-interest expenditure	342,0	382,2	419,5	457,3

Percentage increase	13,1%	11,8%	9,8%	9,0%

As the state owned enterprises gear up to implement large capital projects ranging from port infrastructure, rail lines, power stations and bulk water schemes, the level of borrowing by these entities is expected to rise. For the past few years, the state enterprises ran a cash flow surplus. This position is likely to be reversed with projected borrowing of about R30 billion over the next three years. This borrowing raises the public sector borrowing requirement from 2,8 per cent of GDP in 2004/05 to about 3,8 per cent by 2007/08. The capital spending made possible by the increase in borrowing should be supportive of economic growth and export capacity.

Increased investment by state owned enterprises

Since the introduction of a regulatory framework for public private partnerships in 2000, implementing PPPs is now a firmly entrenched practice in national and provincial government. The enactment of the Municipal Finance Management Act will bring municipal PPPs under a similar regulatory framework. In the past two years, standardised provisions for PPPs have been introduced as well as a framework for advancing black economic empowerment through PPPs.

PPPs now firmly entrenched as part of service delivery instruments

Revenue trends and tax proposals

Taxation policy
Taxation policy has served a number of parallel objectives over the past decade. Major structural reforms to the tax system and wide-

Tax policy continues to support growth

2005 Budget Review

ranging administrative reforms have increased revenue yields by broadening the base and providing the space for sizable reductions in tax rates. At the same time, revenue collection has provided the fiscal room to lower public borrowing and divert resources away from servicing debt towards other social objectives. Tax policy in this budget continues to support economic growth through tax relief to both corporates and individuals, a suite of measures to reduce the level of tax and the bureaucratic red tape associated with tax for small businesses and continues to stimulate investment and job creation through accelerated depreciation allowances.

Chapter 4 covers...

Chapter 4 outlines trends in revenue collection, provides an analysis of the implementation of tax policies announced and legislated in 2004 and outlines the tax proposals and their policy rationales for 2005 and beyond.

2005 tax proposals support supply capacity

Buoyant consumer demand and a strong economy have boosted revenue receipts in the later half of 2005 providing room for both additional spending and the introduction of a number of tax measures that will help sustain high economic growth rates. A key policy priority this year has been to balance tax relief for individuals with the need to support the supply capacity of the economy going forward. The main tax proposals for 2005 are:

•	Personal income tax relief of R6,8 billion

•	Adjustment of motor vehicle and travel allowances

•	A cut in the corporate tax rate to 29 per cent

•	Significant adjustments to the interest income exemption levels

•	Adjustments to the income tax and VAT systems for small businesses

•	Increase in liquid fuel taxes by 10 cents a litre

•	Reform of the taxation of medical aid contributions.

Buoyant revenue collection trend
Revenue trends and medium term projections
Revenue trends are highly correlated with macroeconomic developments. Main budget revenue is projected to be R11 billion higher in 2004/05 due to a substantial rise in VAT collections, higher personal income taxes and higher corporate taxes from the retail and banking sectors. The property boom and rising vehicle sales have also contributed to the higher revenue yield through increased profits for the banks and from transfer duties. Personal income taxes have performed well due to salary increases outpacing inflation and increased employment. Tax revenue flowing into the social security funds has also performed ahead of expectations. These trends reflect the strong momentum in domestic growth and are in stark contrast to the under-collection in 2003/04, when significant sectors of the economy were struggling to cope with the level of the currency.

Revenue growth of 9,4 per cent projected in 2005/06

Within a broadly stable tax burden over the medium term, the revenue estimates for 2005/06 show continued growth in the large tax sources: personal income tax and value added tax. Main budget revenue after tax proposals is projected to grow by 9,4 per cent in 2005/06 and will

Chapter 1: Overview of the 2005 Budget

broadly track growth in GDP over the medium term. Transfers to Southern African Customs Union partners slow down in 2005/06 due to the implementation of a new formula to divide customs revenue. Thereafter, these transfers continue to grow in line with growth in private consumption.

Key tax proposals

Table 1.5 below summarises the key tax proposals and their financial implications. Personal income tax rates are adjusted to take account of inflation and bracket creep but also go beyond that to produce real relief to most taxpayers. Personal income tax relief totals R6,8 billion. The estimated cost of adjusting the tax brackets purely for inflation is about R3,5 billion, meaning that the real relief to individual taxpayers amounts to R3,3 billion.

R9,4 billion in tax relief

Table 1.5 Summary of tax proposals

	2004/05		2005/06
	Budget	Revised	Budget
R billion	estimate	estimate	estimate
Tax revenue (gross)	333,7	345,3	382,2
Non-tax revenue	6,6	6,0	9,1
Less: SACU payments	-13,3	-13,3	-12,1

Total revenue	327,0	338,0
Revenue before tax proposals			379,3

Tax proposals			-9,4
Personal income tax relief			-6,8
Interest and dividend exemption			-0,3
Corporate income tax			-2,0
Small business incentives			-1,8
Changes to transfer and stamp duties			-0,8
Taxes on goods and services			2,3

Revenue after tax proposals			369,9

As in previous years, a large proportion (62,8 per cent) of the tax relief goes to individuals earning below R200 000 a year. However, since the changes to the taxation of motor vehicle allowances and medical aid contributions impact negatively on high-income earners, the revised tax bands also provide relief to high-income earners. The income tax threshold, the level at which people begin paying income tax is raised from R32 222 to R35 000.

Tax relief benefits spread across the income spectrum

To encourage saving in an environment of low interest rates, the interest income exemption is raised from R11 000 to R15 000 for people under the age of 65 and from R16 000 to R22 000 for the elderly. These changes cost about R310 million.

Interest exemptions raised

In order to lower the cost of medical aid for low-income workers, Government is adjusting the way medical aid contributions are taxed. Presently, two-thirds of medical aid contributions are not subject to income tax. Government is changing from this system towards a flat rate system where only medical aid contribution above a certain amount will be subject to income tax. This reform is expected to

Taxation of medical aid contributions to be reformed

2005 Budget Review

lower the cost of medical aid for most families, thereby increasing the proportion of workers (and employers) who could afford private medical care.

Company tax rate reduced by 1 percentage point

The company tax rate is reduced by 1 percentage point to 29 per cent to stimulate investment and job-creation. The strong growth in revenue collected from corporates is reflective of underlying economic performance but is also due to legislative and administrative changes in the corporate tax environment. As a result, corporate taxes have grown from 12,3 per cent of tax revenue in 1995/96 to 19,0 per cent in 2004/05. This rate reduction will cost the fiscus R2 billion.

Motor vehicle allowances adjusted

Changes to the deemed method of claiming business travel are aimed at reducing the tax expenditure on private transport. These allowances are adjusted in the interests of equity and to remove the distortion in the tax system. People who have vehicles valued over R360 000 will see a significant rise in their taxable income. Changes are also made to the deemed mileage for private travel and the monthly taxable rate on vehicles. These proposals will only impact on assessments in 2006/07.

A package of proposals to support small business

A series of initiatives are introduced to benefit small businesses. These measures include greater support for small businesses, increases in certain thresholds and administrative reforms aimed at reducing the red tape associated with paying tax. These measures will give back about R1,8 billion to small businesses.

Fuel and other excise taxes raised

Fuel taxes are increased by 10 cents a litre with 5 cents a litre more going to the Road Accident Fund. Excise duties on alcoholic and tobacco products are increased. These tax changes bring in another R2,3 billion. Ad valorem excise duties on sun protection products are eliminated.

Asset and liability management

Debt strategy and markets

Debt management has contributed to deeper capital markets

Debt management, an element of the overall fiscal policy framework, has contributed to the strong macroeconomic platform evident today. Over the past eight years, Government’s management of its debt has played a significant role in bringing down interest rates, deepening capital markets, reducing volatility in the domestic bond market and supporting the accumulation of reserves. These positive features are most evident in the decline in debt service costs as a share of GDP since 1999. Debt management in 2005 will continue to manage the costs of servicing debt within an acceptable risk management framework.

Chapter 5 covers...

Chapter 5 outlines South Africa’s approach to the management of public debt, analyses trends in the domestic and international bond markets and provides an update on developments relating to the restructuring of state assets. The chapter traces the evolution of South Africa’s credit rating and outlines key changes to the financial guarantees issued by Government.

Chapter 1: Overview of the 2005 Budget

Borrowing requirements, debt costs and debt trends

Chapter 5 sets out the details of Government’s debt stock, borrowing requirements and performance of each government bond. The table below summarises the debt trends and borrowing costs. Due to revisions to the level of GDP and the lower deficit in 2004/05, total net debt as a share of GDP declines from 34,7 per cent in 2003/04 to 34,3 per cent in 2004/05.

Government’s financing requirement comprises the main budget deficit, any extraordinary receipts or payments and changes in cash balances. After taking account of the main budget deficit and extraordinary payments to the South African Reserve Bank and for settlement of the Saambou Bank liability in 2007/08, total net debt to GDP is projected to increase slightly to 36,1 per cent of GDP by 2007/08.

Total debt to GDP ratio at 34,3 per cent

The low interest rate environment and relatively strong currency reduce debt service costs of domestic and foreign debt. The average borrowing costs for Government has come down from about 11,5 per cent in 1998 to about 9,5 per cent at present. Debt service costs are projected to decline to 3,2 per cent of GDP by the end of the forecast period.

Debt service costs continue to fall

Table 1.6 Projected state debt and debt costs

R billion	2004/05	2005/06	2006/07	2007/08
Net loan debt (end of year)	481,7	540,5	603,9	666,4
Percentage of GDP	34,3%	35,4%	36,1%	36,1%
Net domestic debt	412,5	455,7	507,2	559,4
Foreign debt	69,2	84,8	96,7	107,0

State debt cost	48,9	53,1	56,6	59,4
Percentage of expenditure	13,2%	12,7%	12,4%	12,0%
Percentage of GDP	3,5%	3,5%	3,4%	3,2%

Asset management and public enterprise restructuring

There have been significant negative financial developments in key assets on Government’s balance sheet. Large losses were made on hedge contracts in a number of state enterprises, most notably South African Airways and Spoornet. These losses expose Government’s weak financial risk management and corporate governance oversight of the major public entities. The National Treasury has initiated a review of the treasury operations of the major business public entities in order to minimise such risks going forward and to increase coordination on borrowing from the capital markets. A similar review of the treasury operations of the development financial institutions is also underway.

Large losses in key state enterprises

Restructuring efforts are now focused on increasing the investment capabilities of the major state enterprises, particularly in transport logistics infrastructure and long-term energy and water supply capacity. In the main, these large investments are likely to be financed from proceeds from the sale of non-core assets, corporate restructuring, retained earnings, bond finance and private finance

Restructuring now focused on investment capabilities

2005 Budget Review

initiatives. As a result of this policy, the fiscus is not likely to benefit from significant financial flows.

Medium term expenditure estimates

Medium term strategic framework

Policy priorities and the medium term strategic framework
The spending priorities of the 2005 Budget are closely aligned with the overall social and economic priorities of Government. These priorities and the plan of action stemming from it were set out in the Medium Term Strategic Framework summarised in the 2004 Medium Term Budget Policy Statement and referred to in the President’s State of the Nation Address on 11 February 2005. These objectives are to grow the economy, advance social development and achieve greater equity in society. Government is committed to maintaining a sound balance between spending on income support, social development (education, health, water, housing etc.) and economic infrastructure (roads, bulk water schemes etc.).

Non-interest spending rises by 5,5 per cent a year in real terms

Real growth in public spending rises by 9 per cent in 2005/06 and by an average of 5,5 per cent over the three year — made possible by an expansionary fiscal stance and declining debt costs. Additional budget allocations go primarily to social grants, social and economic infrastructure, improved remuneration for police and educators, land restitution and municipal services.

Chapter 6 covers...

Chapter 6 sets out in detail the division of additional resources between the three spheres of Government, the key priorities that drive budget allocations, specific additional allocations to national departments and spending trends by sector.

Significant shift in spending towards the poor

The medium term expenditure framework draws on work done by a team of academics analysing the incidence of various Government programmes. The study looks at how much money reaches which sectors of the population. The main conclusions of the report are that there has been a significant redistribution of spending towards the poorest 40 per cent of the population in education, social development, health and housing. The report points out that while much has been achieved in increasing access to basic services to the poor, and in moving financial resources towards services for the poor, the quality of these services are often wanting. In particular, the quality of the education and health care offered to poor communities must be improved.

An additional R74,4 billion is allocated over MTEF period

Additional spending allocations
The 2005 Budget allocates about R74,4 billion over the 2004 Medium Term Estimates. Following real growth public spending of over 9 per cent a year in 2004/05, the 2005 Budget continues to grow spending on public services strongly with real growth averaging 5,5 per cent a year. The main additional spending allocations provide:

•	R22,3 billion for social grants

Chapter 1: Overview of the 2005 Budget

•	R6,9 billion for higher remuneration for teachers and social workers

•	R5 billion for a pay progression system to retain skilled police and to hire more police

•	R6 billion to complete the land restitution process

•	R3,7 billion for the delivery of municipal services and the rollout of free basic services

•	R7,4 billion to step up education and health spending in provinces

•	R3 billion for community infrastructure, R2 billion for housing and R3 billion for public transport infrastructure, some of which will relate to the 2010 World Cup

•	R1,7 billion for water, sanitation and other municipal infrastructure

•	R1 billion for roads

•	R1 billion to revitalise further education and training colleges.

The allocation of resources between the three spheres is determined by an assessment of their relative priorities and their fiscal capacity. As shown in table 1.7, local government receives the largest relative increase in its allocation for both basic service delivery and infrastructure investment and provinces receive the largest absolute increase to cater for rising social grants, teacher remuneration and social infrastructure. The national sphere receives resources for economic infrastructure, land restitution, police remuneration and international commitments. The share of total nationally raised revenue going to local government reaches 5 per cent by 2007/08, up from just over 2 per cent seven years ago.

Division of revenue shows shift to municipalities and provinces

Table 1.7 Division of revenue

R billion	2004/05	2005/06	2006/07	2007/08
National allocations	121,1	136,3	146,8	157,8
Provincial allocations	185,4	209,3	229,3	248,2
Equitable share	122,4	134,7	146,8	157,7
Conditional grants	62,9	74,6	82,5	90,6
Local government allocations	14,8	17,2	19,7	21,5

Total allocations	321,2	362,7	395,8	427,5

Changes to baseline
National allocations	1,5	5,3	8,1	12,3
Provincial allocations	4,2	9,5	12,9	21,0
Equitable share	0,8	2,6	5,1	8,9
Conditional grants	3,4	7,0	7,8	12,0
Local government allocations	0,5	1,2	1,7	2,5

Total	6,2	16,0	22,7	35,7

Consolidated expenditure by function
Table 1.8 summarises the breakdown of consolidated national and provincial government spending (including the social security funds) by function. The table shows that social security spending is the fastest growing expenditure item, closely followed by the criminal justice sector, health and economic services.

Social security transfers and infrastructure spending grows fastest

2005 Budget Review

Table 1.8 Consolidated expenditure growth

	2004/05	2005/06	% Average
			growth
	Revised	Budget	2004/05–
	estimate	estimate	2007/08
R billion
Education	76,6	82,0	8,1%
Health	42,8	48,1	9,4%
Welfare and social security	63,5	72,7	11,2%
Housing and other social services	19,7	21,5	11,6%
Police, prisons and courts	41,1	46,6	10,1%
Defence and intelligence	22,5	25,4	4,3%
Economic services	49,5	55,6	12,2%
General administration	26,3	28,3	6,2%

Non-interest expenditure	342,0	380,2	9,5%

State debt cost	48,9	53,1	6,7%
Unallocated	–	2,0	–

Total expenditure	390,9	435,3	9,7%

Provincial and local government finances

Intergovernmental policy considerations

Social and municipal services receives priority

The rising share of resources going to local and provincial government reflects Government’s commitment to shift resources towards areas of service delivery most critical to human development and well-being. Critical services such as social security, education, health, welfare, housing, water, sanitation and refuse removal are delivered by sub-national governments.

Chapter 7 covers...

Chapter 7 sets out the transfers to provincial and local government, analyses provincial and local government budgets and provides an update on spending trends for these two spheres. The chapter also discusses various conditional grant programmes and changes to equitable share formulae.

More needs to be done to improve the quality of services

As outlined earlier, Government has made good progress in extending access to services and in directing resources towards services for the poor. However, much more needs to be done to improve the quality of services delivered to the poor, and this is especially true at provincial and local level, as much of the social wage delivered by Government is delivered through these spheres. A balance between direct income support, in-kind services such as free water and electricity and infrastructure investment to expand the scope of people served is crucial. Transfers to municipalities grow by 13,3 per cent a year over the MTEF period, while provincial transfers grow by 10,2 per cent a year.

Provincial transfers

Social security grants now funded through a conditional grant

The structure of transfers to provinces changes significantly this year. Social security grants and associated administrative costs are now funded through a conditional grant whereas these were previously funded from the provincial equitable share. This conditional grant arrangement is an interim measure while the social security agency is

Chapter 1: Overview of the 2005 Budget

being established at national level. The equitable share formula is also adjusted to take account of this shift and other data changes.

Provinces receive an additional R43,4 billion over the next three years. The largest portion of this, R22,3 billion, goes to the social security conditional grant to cater for the increase in the number of beneficiaries of the disability grant and the completion of the phasing in of the child support grant to children up to the age of 14. A substantial amount of money is also allocated to the national Department of Social Development to develop the systems and infrastructure to improve the administration of social grants.

Provinces receive an additional R43,4 billion

Attracting and retaining good teachers is a constant challenge for provincial education departments. To retain experienced teachers and reward teachers who teach maths and science in poor schools and who perform exceptionally, R6,9 billion is allocated to provinces. Other significant additions to baseline include R2 billion for a step-up in housing, R1 billion to revitalise further education and training colleges, R1 billion for the provincial infrastructure grant (mainly for provincial roads) and R900 million to allow provinces to take over primary health care facilities outside of the metropolitan areas.

Additional resources for teacher pay

Table 1.9 Transfers to provinces, 2005/06

	Equitable
	share	Conditional grants
				Social
				Develop-
R billion		Health	Housing	ment	Other[1]	Total
Eastern Cape	22,2	0,8	0,6	10,7	1,0	35,3
Free State	8,7	0,8	0,4	4,0	0,3	14,2
Gauteng	20,8	2,5	1,3	6,9	0,5	32,0
KwaZulu-Natal	28,4	1,3	0,8	12,9	1,1	44,5
Limpopo	18,4	0,5	0,4	7,4	0,9	27,6
Mpumalanga	10,0	0,3	0,3	3,8	0,4	14,8
Northern Cape	3,1	0,2	0,1	1,3	0,2	5,0
North West	11,1	0,4	0,5	4,7	0,5	17,0
Western Cape	12,1	1,8	0,5	4,3	0,3	18,9

Total	134,7	8,7	4,9	55,9	5,1	209,3

1. Includes grants in the national departments of Agriculture, Education, Land Affairs, Provincial and Local Government, National Treasury and Sport and Recreation South Africa.

Local government transfers

The local government equitable share, an unconditional transfer to municipalities used mainly to fund recurrent costs of services such as water, sanitation, refuse removal and street lighting, is increased by R3,7 billion over the MTEF period. The additional allocation will allow municipalities to further increase the number of households who benefit from free water and electricity.

Local government is key interface with communities

The Municipal Infrastructure Grant (MIG) is a new grant introduced in 2004 by combining existing infrastructure grants, and is increased by R1,7 billion. The main priorities for this grant are to eradicate the bucket system and introduce more modern sanitation facilities in poor communities. Money spent by the Department of Minerals and Energy on electrification will also be channelled through the MIG.

Further allocations for municipal infrastructure

2005 Budget Review

Table 1.10 Transfers to local government

R billion	2004/05	2005/06	2006/07	2007/08
Equitable share	8,6	10,6	11,5	12,4
Infrastructure grants	5,4	5,8	7,5	8,3
Capacity building grants	0,8	0,7	0,7	0,7

Total	14,8	17,2	19,7	21,5

Changes to baseline
Equitable share	–	1,0	1,2	1,5
Infrastructure grants	0,5	0,2	0,5	1,0

Total	0,5	1,2	1,7	2,5

New local government equitable share formula

A new local government equitable share formula is being phased in. This formula uses more recent poverty data from the 2001 census and is structured to give poorer municipalities a higher proportional share of the equitable share based on the services actually delivered by municipalities. Capacity to monitor the implementation of the MIG will receive priority this year.

Other budget documentation

Budget documentation issued by the Treasury

In addition to the Budget Review, the National Treasury produces a number of other documents relating to the budget. These are:

•	The Budget Speech delivered by the Minister of Finance on budget day outlines the main policy features of the budget.

•	The Division of Revenue Bill sets out the division of nationally raised revenue across the three spheres, equitable share and conditional grant allocations to provinces and local government.

•	The Appropriation Bill sets out the amounts to be appropriated by Parliament for each national vote as well as the purpose of each programme.

•	The Estimates of National Expenditure provides detailed information on allocations to national departments, key policy developments and measurable objectives for each programme.

•	The Estimates of National Revenue sets out the main revenue estimates both before and after tax policy changes.

•	The People’s Guide is a popular summary of the budget produced in all eleven officials languages as well as Braille.

All these documents as well as the Intergovernmental Fiscal Review, to be produced in April 2005, are available on the treasury web site at www.treasury.gov.za.

   2

Economic policy and outlook

Following a decade of prudent macroeconomic management, extensive transformation and restructuring, the economy has averaged growth of over 3 per cent a year since 2000. The economy will continue along this path in the medium term, with an expected average growth rate rising to 4,2 per cent in the period to 2007.

CPIX inflation has remained within the 3-6 per cent target range since the last quarter of 2003. During 2004, producer inflation increased at 0,7 per cent and CPIX inflation increased by 4,3 per cent. Medium-term inflation forecasts remain moderate, allowing the repurchase rate to decline by 6 percentage points since 2003.

Signalling rising business and consumer confidence, both gross fixed capital formation and consumption expenditure have grown strongly over the past year. Gross fixed capital formation grew by an estimated 7,5 per cent in 2004. Over the medium term, robust expansion of public sector investment in infrastructure will supplement and support private sector investment.

Stronger investment and consumption contributed to a rapid increase in imports, pushing up the current account deficit. The higher deficit was comfortably financed through capital inflows. A large increase in foreign exchange reserves has contributed to a rise in South Africa’s credit rating and greater insulation of the economy from volatility in international financial flows.

Economic growth in 2004 has brought with it an increase in employment creation. However, matching acquired skills to the requirements of the economy remains critical to more rapid expansion in employment. Government aims to create a more favourable environment for small business and reduce regulatory constraints to enterprise development.

Achieving a 25 per cent of GDP investment rate by 2014 and broadening access to and participation in the formal economy will guide government policy in coming years. Key priorities include strengthening the competitiveness of the economy by lowering the cost of doing business, dealing with backlogs in the national logistics system, further modernisation of communications and information systems and streamlining regulatory requirements.

Introduction and overview

The performance of the South African economy in 2004 was encouraging, with growth accelerating above 5 per cent in the second half of the year. Domestic demand remained strong, propelling GDP to an annual growth rate of 3,7 per cent in 2004. This was a significant improvement on the 2004 Budget forecast of 2,9 per cent. The current momentum is expected to carry into the medium term, with GDP growth reaching a high of 4,4 per cent in 2007.
Firm growth above 3 1/2 per cent in 2004

2005 Budget Review

Consumption and investment supported by a low interest rate environment	Growth has been driven by a combination of robust consumption and investment, supported by low interest rates, an expansionary fiscal stance and rising consumer and business confidence. A favourable world economy also contributed to export growth and rising commodity prices have underpinned export revenues, partially offsetting the strength of the rand. Strong domestic demand has been met partly by domestic production, but also through higher imports. This resulted in a widening of the current account deficit to an estimated 2,3 per cent in 2004.

Improvement in the capacity to absorb labour	Positive growth was experienced in all sectors of the economy in 2004, with wholesale and retail trade, transport and communications, finance and business services and manufacturing being the main contributors to growth. The Labour Force Survey indicates that 419 000 jobs were created between March 2003 and March 2004. The three Surveys of Employment and Earnings in the first three quarters of 2004 also indicate a rising trend in the economy’s capacity to absorb labour. The production and employment numbers signal a structural improvement in the overall performance of the economy.

CPIX inflation within target range for the last five quarters	The rate of CPIX inflation remains well within the inflation target range of 3-6 per cent, remaining around the mid-point for most of 2004. Inflation expectations reported by business and labour continue to fall. The low inflation environment supported investment in productive capacity and a boom in the residential property market.

Capital investment continues to grow	Gross fixed capital formation increased by an estimated 7,5 per cent in 2004 as companies took advantage of the strong rand and high domestic demand. Significant increases in investment were observed in the mining sector as platinum mines expanded capacity. New infrastructure in the cellular network industry and renewal of vehicle fleets also boosted investment in the transport, communications and storage industries.

Debt levels of households sustainable	Household consumption expenditure also continued to rise vigorously, due to a combination of factors including rising disposable income, wealth effects from house and share price increases, lower nominal interest rates and a decrease in the price of imported and domestic import-competing products. Although the increase in consumption expenditure reflected rising levels of credit extension, the ratio of household debt to disposable income remains moderate by international standards.

Upgrade in credit rating will lower borrowing costs	The upgrade in South Africa’s credit rating by Moody’s rating agency in January 2005 from Baa2 to Baa1 (6 notches below the highest grade) further affirmed the benefits of the macroeconomic and microeconomic reforms undertaken in the last decade. The rating upgrade will lower borrowing costs and attract foreign investment in fixed-income securities.

Growth momentum expected to continue into the medium term	Real economic growth is expected to accelerate to 4,3 per cent in 2005 from 3,7 per cent in 2004, and to average 4,2 per cent a year over the next three years. CPIX inflation averaged 4,3 per cent in 2004 and is expected to remain within the target range of 3 to 6 per cent, rising to 5,4 per cent in 2007 due to demand pressures and exchange rate-related import costs.

Chapter 2: Economic policy and outlook

Figure 2.1 Real growth, CPIX inflation and current account balance

Global developments

Growth in the world economy accelerated from 2,4 per cent in 2003 to just below 4 per cent in 2004, the highest growth rate experienced since the 1980s. This achievement is primarily due to rapid growth in the United States of America (USA) and Developing Asia (including China).
Global growth accelerated to its best levels since the 1980s

Following optimistic projections in the first half of 2004, the sudden increase in oil prices and sluggish growth in G7 countries resulted in the outlook for world growth being revised downward from 5 per cent in September 2004 to just under 4 per cent in February 2005.

With significant upward growth in final sales, consumer spending, investment and exports, the USA is expected to continue to lead growth in industrial countries at 4,4 per cent for 2004. Consumer sentiment was buoyed by the good performance of the stock and labour markets. After experiencing the fastest rate of growth last year since 1999, GDP growth is expected to moderate to 3,5 per cent in 2005. However, the US economy confronts record high current account and fiscal deficits, regarded by some analysts as a significant risk to world growth.
US growth remains strong

2005 Budget Review

Table 2.1 Projections of global GDP and inflation, selected countries, 2003 – 2006

Region / Country	2003	2004[1]	2005[1]	2006[1]	2004[1]	2005[1]
Percentage	GDP growth				Inflation
World[2]	2,4	3,9	3,0	3,1	2,5	2,3
USA[2]	3,0	4,4	3,5	3,4	2,7	2,4
Canada[2]	2,0	2,7	2,8	3,0	1,8	1,9
Euro-zone[2]	0,5	2,0	1,7	2,0	2,1	1,8
UK2	2,2	3,1	2,5	2,4	2,3	2,2
Japan[2]	2,5	2,9	1,1	1,8	—	—
China[3]	9,1	9,0	7,5	n/a	4,0	3,0
Developing Asia[3]	7,7	7,6	6,9	n/a	4,5	4,1
Africa[3]	4,3	4,5	5,4	n/a	8,4	8,1
Asia Pacific[2]	3,0	4,4	2,9	3,4	1,2	1,1

1. Forecast.
2. Consensus Economics, February 2005.
3. World Economic Outlook, September 2004.

USA interest rates expected to climb	Inflation forecasts for the US economy have been revised upward as stubbornly high oil prices and rising wages remain a risk in the medium term and expectations for the dollar remain uncertain. Since June 2004 the Federal Reserve increased the federal funds rate six times from a record low 1 per cent to 2,5 per cent.

Figure 2.2 Benchmark interest rates, US Fed vs ECB

Growth in the Euro region remains subdued	Economic growth in the Euro region is modest, with a growth rate of 2 per cent forecast for 2004. Production slowed in the year to October 2004. Forecasts for industrial production were revised downwards and growth in 2005 is expected to remain subdued.

Rapid growth in China despite higher interest rates	The Chinese economy continues to grow at a rapid pace, reaching a growth rate of about 9 per cent forecast for 2004. Despite policy shifts to slow the overheating economy, consumer price inflation picked up to 4 per cent 2004 from 1,2 per cent in 2003.

The commodity boom continued in 2004	The commodity price boom that began in the second half of 2003 continued throughout 2004, particularly for base metals. Demand continues to be driven by Chinese imports, along with dollar weakness. In South Africa, this benefited the platinum, coal and gold-

Chapter 2: Economic policy and outlook

mining industries. The gold price reached a sixteen-year high of approximately US$456 per fine ounce in early December 2004, rising from an average US$310 in August 2002.

Global growth in 2005 is expected to slow to about 3 per cent and 3,1 per cent in 2006 due to the lagged impact of high oil prices and a relatively poor growth performance in the Euro region and Japan. However, higher growth is possible, particularly if oil prices ease in the latter half of 2005.
Global growth expected to slow in 2005 and 2006

A reform agenda for Africa

The global community will come together this year to review progress towards achieving the Millennium Development Goals (MDGs). According to a United Nations report, published on 17th January 2005, the proportion of people living in extreme poverty fell from 28 per cent to 21 per cent in the developing world between 1990 and 2001, with the benefit mostly evident in East and South Asia. In sub-Saharan Africa there has been little progress — in 2001, almost half the population in the region was struggling to survive on US$1 per day or less, the same proportion as in 1990. A similar picture is evident in respect of the other goals, with sub-Saharan Africa lagging well behind targets.

However, over the past ten years, governments across Africa have taken important steps towards sustainable development. Governance indicators are improving faster in Africa than elsewhere in the world. Africa has also achieved unprecedented macroeconomic stability. The average growth rate for Sub-Saharan Africa is expected to reach 5,4 per cent in 2005. Inflation is expected to average 9,9 per cent in 2005, with the high inflation rate countries the exception rather than the rule. Underpinning these improving inflation figures are fiscal balances that declined from an average deficit of 5,2 per cent to GDP in 1994 to an average of 0,9 per cent in 2005.

More rapid economic growth is needed for Africa to meet the MDGs. Efforts to achieve those growth rates include a range of initiatives, such as NEPAD, enhanced support for regional and national projects by the World Bank, improved donor harmonisation, and the Commission for Africa. International efforts to raise the level of development finance through debt relief, increased development assistance, and alternative means of financing, such as the commitments made in the Monterrey Consensus, are making some headway. Such measures are expected to supplement progress by African countries in developing their public finance management and revenue administration systems.

The Commission for Africa will make recommendations in March 2005 on practical ways of promoting development in Africa. The Minister of Finance of South Africa serves on the commission as one of three finance ministers responsible for a set of economic themes. In January 2005, a workshop of senior political leaders from African governments met in Cape Town to discuss the relevance and practicalities of the Commission’s draft recommendations.

Accelerating regional integration in Africa could become a powerful springboard to creating more competitive industries. Realising the potential of regional integration is a core theme of NEPAD, which focuses on strengthening Africa’s regional economic communities. The Commission conference stressed the importance to regional integration of infrastructure investments and removing intra-Africa barriers to trade, including tariff reductions, trade facilitation, more effective and non-corrupt customs administration and better air and sea regulation. Such efforts need to be supplemented with better access to the markets of developed countries and dramatic reductions in agricultural subsidies — issues central to the Doha Round of trade negotiations.

2005 Budget Review

Balance of payments

Financial account
Healthy financial account surpluses continue	The cumulative surplus on the financial account of the balance of payments was R60,4 billion in the first nine months of 2004, more than double the R28,5 billion recorded in the equivalent period in 2003 and just slightly below the surplus of R63,1 billion recorded in the year 2003 as a whole.

The net inward flows of capital reflected in robust equity and bond markets	Net foreign portfolio inflows in the first nine months of 2004 were robust, increasing to R22,2 billion compared to R7,8 billion in 2003 as a whole. The high level of inward portfolio investment was reflected in the 37 per cent increase in the value of shares traded at the JSE Securities Exchange in 2004. Net foreign purchases of equities reached R32,9 billion and net foreign purchases of bonds amounted to R400 million.

FDI outflows rise as South African firms acquired assets offshore	Foreign direct investment inflows in the first nine months of 2004 stood at R6,1 billion, a marked increase on the R2,4 billion experienced over the same period in 2003, but still below desirable levels. On a net basis, there was an outflow of R3,8 billion in the first nine months of 2004. South African companies took advantage of a relatively strong exchange rate to acquire controlling interests in foreign companies and repay offshore long-term loans.

Foreign reserves
The net international liquidity position rose strongly to US$11,7 billion at the end of January 2005, boosted by a sizeable balance of payments surplus.

Figure 2.3 Gross official reserves as a percentage of short-term debt

Gross official reserves reached US$15,1 billion at the end of January 2005	The gross gold and other foreign exchange reserves of the Reserve Bank increased to US$15,1 billion at the end of January 2005, representing over 438 per cent of short-term debt. The improvement in official reserves was accompanied by a strong rise in private banking sector reserves from US$1,9 billion at the end of February

Chapter 2: Economic policy and outlook

1998 to US$18 billion at the end of December 2004. This contributed to a further upgrade of the sovereign rating, from Baal to Baa2, by Moody’s in January 2005.

Current account
The current account deficit reached an estimated 2,3 per cent of GDP during 2004 compared to 0,9 per cent of GDP in 2003. Higher imports of capital goods and relative weakness in exports resulted in the surplus on the trade account decreasing to an estimated 0,7 per cent of GDP from 2,2 per cent of GDP in 2003.
Current account deficit widens on the back of capital expansion

Figure 2.4 Current and financial account balances

The volume of exports grew at a relatively fast pace in 2004, with base metals, chemical products and precious metals experiencing the largest increase as a share of total exports. The value of exported goods, excluding gold, increased by 7 per cent in 2004. The export value of textiles and mineral products declined, while vehicle exports remained unchanged.
Base metals lead export growth

Table 2.2 Exports by commodity

	Value 2004	% change	% share of total
Products	R million	on 2003	2002	2004
Precious metals	80 033	7,2%	19,6%	27,4%
Base metals	56 696	30,7%	13,5%	19,4%
Mineral products	34 261	1,4%	13,7%	11,7%
Vehicles	24 877	-0,2%	8,7%	8,5%
Machinery	26 136	7,8%	8,9%	8,9%
Chemicals	17 847	13,5%	6,3%	6,1%
Textiles	4 872	-20,1%	2,3%	1,7%
Other	47 539	-5,6%	27,0%	16,3%

Total	292 261	7,0%	100,0%	100,0%

Source: South African Revenue Services, January 2005.

2005 Budget Review

Merchandise imports surged	The volume of imports surged in 2004, boosted by extraordinary items (including maritime defence vessels and airplanes) in the second quarter. The value of imported goods increased by 18 per cent on the strength of robust domestic expenditure and declining rand prices of imports.

Table 2.3 Imports by commodity

	Value 2004	% change	% share of total
Products	R million	on 2003	2002	2004
Machinery	79 447	12,8%	27,8%	26,1%
Vehicles	40 036	34,5%	9,3%	13,1%
Chemicals	27 679	6,7%	11,1%	9,1%
Mineral products	46 581	41,9%	13,2%	15,3%
Base metals	12 869	19,6%	4,2%	4,2%
Plastics	11 412	13,5%	4,2%	3,7%
Textiles	10 090	23,6%	3,2%	3,3%
Other	76 635	11,0%	27,0%	25,1%

Total	304 749	18,6%	100,0%	100,0%

Source: South African Revenue Services, January 2005.

Higher dividend payouts to non-residents	The deficit on the net services, income and current transfer account continued to widen, rising to R42,1 billion in the first nine months of 2004 from R38,7 billion in 2003.

Exchange rate
The rand continued to strengthen amid dollar weakness	The nominal effective exchange rate of the rand continued to strengthen in the second half of 2004, rising by 6,6 per cent. The currency appreciated by 11,6 per cent over the year. The average real effective rand was 7,5 per cent higher in the first ten months of 2004 compared with the equivalent period in 2003. Following an appreciation of 30,1 per cent in 2003, the rand appreciated by 18,1 per cent against the US dollar in 2004. The rand also appreciated by 9,5 per cent against the euro and by 9,6 per cent against the pound.

Figure 2.5 Performance of US Dollar against other currencies

Chapter 2: Economic policy and outlook

Implications of the twin deficits in the USA

The US current account deficit reached an all time high in 2004 — 5,5 per cent of GDP in the fourth quarter. At the end of 2004, the US budget deficit was 3,5 per cent of GDP. While most economists agree that continued growth of the twin deficits is unsustainable and that the overvaluation of the dollar against Asian currencies will have to be corrected, there is little consensus on the timing or degree of correction required. This will be influenced by the extent of market confidence towards the US economy.

In a recent paper, Maurice Obstfeld and Kenneth Rogoff1 argue that the inevitable reversal of the current account deficit will precipitate at least a 12 per cent depreciation of the real dollar exchange rate. Since the end of 2002, the dollar has lost approximately 10 per cent of its value against a broad basket of currencies.

The realignment of the twin deficits will require an increase in the level of US saving. Higher saving combined with dollar depreciation would imply a decline in US demand for imports. A general reduction in US demand for imported goods could have significant negative economic effects throughout the world economy. The US takes about 12 per cent of South African exports, 31 per cent of total Asian exports and about 23 per cent of EU exports. Indirectly, South African exports would be further affected by slower growth in Asia and Europe, which account for about 25 and 35 per cent of South African exports, respectively.

1.	Maurice Obstfeld, Kenneth Rogoff, “The Unsustainable US Current Account Position Revisited”, NBER Working Paper No. 10869, October 2004

Real output trends

Domestic production and value added grew vigorously in 2004, buoyed by a combination of a stronger global economy, improved consumer confidence, lower domestic interest rates, robust commodity prices and an expansionary fiscal stance. The annual growth rate for 2004 was 3,7 per cent.
Buoyant growth across all sectors of the economy

Mining, transport and communication, construction and retail trade grew by over 4 per cent in 2004. Growth in previous years and for 2004 was revised higher in the national accounts rebasing exercise conducted in November 2004.

Figure 2.6 Annual growth by sector, 2003 and 2004

2005 Budget Review

Agriculture

A good harvest sustained growth in agriculture	The agricultural sector grew moderately in 2004 after two years of declining output. Real value added increased by 1,2 per cent compared to a 6 per cent decline in 2003, largely due to a better than expected harvest of field crops.

Production expected to rise	The sector is expected to record further growth in 2005, despite drought in some areas. The 2004/05 maize crop is likely to be higher than that of the preceding season due to recent good rains across most maize producing regions. Wheat production for the 2004/05 season is estimated to increase by 12 per cent compared to 2003/04.

Figure 2.7 Year on year growth in the agricultural sector

Mining

Growth in mining production follows commodity price boom	Mining production was robust in 2004, with real value added growing at a rate of 4,2 per cent. This was driven by the non-gold sector, which grew at year on year rate of 9,6 per cent in 2004. Production of platinum group metals (PGMs) increased by 13,5 per cent, while gold production declined by 8,4 per cent. Diamond and coal production also expanded as a result of robust world demand.

Platinum exports surged while gold exports declined	Export sales revenue from gold mining decreased by 11,7 per cent in the first nine months of 2004, while export revenue from platinum sales increased by 18,6 per cent. Coal mining exports have been relatively stable.

Increased use of catalytic converters to boost platinum sales in medium term	Annual global consumption of platinum has increased by over 1,2 million ounces since 1998 to a high of 6,59 million ounces in 2003. The demand for platinum is expected to grow further in coming years, due to the increased use of catalytic converters in advanced economies and higher consumption of platinum in fuel cell development programmes.

Coal benefits from higher prices and demand	Global coal prices are likely to rise as China’s coal exports are progressively diverted to domestic power generators. South African mines will also benefit from higher electricity production, particularly as four mothballed Eskom power stations come on stream in 2007.

Chapter 2: Economic policy and outlook

Figure 2.8 Change in mining volumes and value added

Rebasing, benchmarking and revision of national accounts in November 2004

The rebasing of national accounts and benchmarking of the GDP is a regular exercise in compliance with the recommendations of the 1993 System of National Accounts (SNA). The SNA emphasises the development of complete and consistent macroeconomic accounts based on internationally agreed concepts, classifications, definitions and accounting rules.

Statistics South Africa and the South African Reserve Bank are jointly responsible for compiling national accounts. The former estimates GDP on the production and income approaches, while the latter estimates GDP in terms of the expenditure approach. At five-year intervals GDP is benchmarked, revised and rebased to ensure data consistency and accuracy over time. This is done in addition to the annual revisions to the national accounts.

Rebasing involves changing the base year of the real or constant price estimates of the national accounts. This eliminates the effect of price changes from the base year and accurately reflects changes in the volume of goods and services produced or consumed. In November 2004, the base year of the national accounts aggregates was changed from 1995 to 2000, and was estimated from 1998. Benchmarking is undertaken to accurately reflect the structure of the economy, by incorporating new areas of economic activity previously not covered or undercovered, new and improved data, and methodological changes to the compilation of data. The improvements that contributed to the revising of national accounts estimates in 2004 include:

•	Data from a new business register based on firms liable for value-added tax payments,

•	Data derived from large sample surveys which replaced industry censuses, and

•	Data from the introduction of sectoral Economic Activity Surveys

Sector contribution to GDP after rebasing and benchmarking

Sector	1995	2000
Agriculture	3,9	3,3
Mining	7,0	7,6
Manufacturing	21,2	19,0
Electricity, gas & water	3,5	2,7
Construction	3,2	2,5
Wholelsale and retail trade	14,3	15,2
Transport and communication	8,9	9,6
Financial and business services	16,4	18,0
Community and social services	21,7	22,0

The average annual real growth rate for the period 1998 to 2003 was revised upward from 2,4 to 2,7 per cent, primarily because of improved data from mining, manufacturing and trade industries. The benchmarking also indicated a significant improvement in GDP per capita, increasing from R20 300 in 2000 on the old basis to R21 100 after the benchmarking. The contribution of the tertiary sector to total value added increased and the contribution of the primary sector remained unchanged, while the contribution of the secondary sector declined.

2005 Budget Review

Manufacturing

Manufacturing growth of 2,6 per cent in 2004

After contracting by 0,9 per cent in 2003, the manufacturing sector rebounded in 2004, with real value added growing by 2,6 per cent. Manufacturing particularly benefited from robust conditions in the retail market and better utilisation of production capacity, which on a net basis more than offset the impact of the strong rand.

Manufacturing growth widespread

Growth within the manufacturing sector was spread across all sub-sectors, with the exception of electrical machinery, which was affected by the availability of cheaper imports. Motor vehicles, radio and television, glass and non-metallic products, as well as food and beverages grew by over 5 per cent.

Figure 2.9 Manufacturing output growth, 2003 – 2004

Construction

Boom in residential and other buildings continued in 2004

Real value added in the construction sector increased at an annual rate of 6,3 per cent during 2004. The favourable business environment is expected to continue throughout 2005. New residential developments resulted in a rise in demand for new retail outlets and office space for financial and other business services. The growing retail market also increased the demand for warehouses and distribution centres.

Government has introduced an urban renewal tax incentive to encourage refurbishment and new construction in the inner cities of seven major urban areas in the country. This incentive, which complements Government’s housing policy, is expected to stimulate the property sector of the inner cities, create more jobs and reduce transportation costs for people who live and work there.

Chapter 2: Economic policy and outlook

Figure 2.10 Year on year growth in the construction sector

Although building costs have risen substantially due to supply constraints, the favourable business conditions of the last two years are expected to continue into 2005. Government’s planned economic infrastructure projects and the infrastructure needs for the 2010 soccer world cup will support construction sector growth in the medium term.

Wholesale and retail trade

Government infrastructure projects to boost construction activity

Real value added by the wholesale and retail trade, catering and accommodation sector accelerated by 6,5 per cent during 2004. Growth in this sector was supported by higher levels of economic activity in several sub-sectors due to buoyant demand conditions and lower import prices.

The motor industry benefited from strong consumer and investment demand. The National Association of Automobile Manufacturers of South Africa (NAAMSA) reported that new car sales improved by 22 per cent in 2004, with an all time record sales number of over 481 500 vehicles.

Buoyant conditions in the retail and wholesale sector

2005 Budget Review

Figure 2.11 Year on year growth in the wholesale and retail sales sector

Transport and communication sector

The real value added by the transport, storage and communication sector grew at a rate of 5,5 per cent in 2004. Investment in productive capacity expanded sharply, growing at a rate of 9 per cent in the first nine months of 2004 to address the increase in demand for transportation services linked to strong domestic and international trade and broadens domestic telecommunications services.

An amount of R2 billion has been approved for the improvement of the Durban and Cape Town container terminals. Approximately R1,4 billion and R600 million has been set aside to develop and upgrade container terminals in Durban and Cape Town.

Chapter 2: Economic policy and outlook

Streamlining national logistics and the cost of doing business

The South African system of national logistics is characterised by escalating costs, bad service delivery, poor response to customer needs, and a weak skills base. The situation is further exacerbated by under-investment in infrastructure. Monopoly control within certain modes of transport, poorly defined institutional relationships and few incentives within the rail and ports to reduce costs give further rise to inefficiencies in the delivery of services.

The cumulative result is high logistics costs to the economy and reduced international competitiveness. Logistics costs as reported in the first annual state of logistics survey conducted by the CSIR1 represent 14,7 per cent of GDP in South Africa, compared to 8,5 per cent in the US economy.

In 2003, Cabinet approved the creation of a task team to conduct an investigation into the state of national logistics and develop a national logistics strategy to realign the system to the needs of the economy. This involves:

•	Reducing the cost of logistics to the economy and exploring different supply chain options

•	Enhancing the value that customers receive by improving service

•	Improving the quality of the underlying asset base

•	Ensuring that social and developmental objectives are met.

Among the various issues being considered is the separation of infrastructure from operations, the roles of government and the private sector in national logistics and infrastructure provision, introducing competing operators across the spectrum of logistics services, and the enforcement of existing regulations.

To date, the task team has consulted with key industry stakeholders regarding bottlenecks in the national logistics system and consultants have been commissioned to conduct further research. A draft freight logistics strategy is under review by the Minister of Transport. Areas proposed for focus in 2005 include the following:

•	Establishing a ports regulator

•	Corporatisation of the National Ports Authority

•	Separation of infrastructure and operations within Spoornet

•	Increasing the level of outsourcing and private sector funding in rail transport

•	Establishing a framework for self regulation in road transport

•	Assessing the appropriateness of changing gross vehicle mass limits and licence fees for heavy vehicles.

1. Source: CSIR, The first state of logistics survey for South Africa 2004, February 2005

Tourism

The number of foreign tourists visiting South Africa grew by 1 per cent in the first nine months of 2004, which is well below the 12 per cent growth of tourist arrivals globally. Rand strength probably contributed to the fall in South Africa’s attractiveness as an international tourist destination from a ranking of 28th in terms of tourist arrivals in 2002 to 30th today.

The World Tourism Organisation’s forecast of higher global tourism in 2005 (a 5 per cent increase for the year), and improvements to tourism infrastructure and services, should contribute to a moderate recovery in South African tourism numbers.

Foreign tourism abates in 2004

2005 Budget Review

Continued growth in financial services

Financial sector

The financial sector continued to expand strongly in an environment of favourable interest rates and low default rates. The increase in demand for financial services is linked to higher disposable income and increased demand for real estate and motor vehicles.

The benign interest rate environment, strong housing and vehicle sales and buoyant consumer demand should provide further impetus for growth in this sector in 2005.

Transforming the financial sector

Transformation of the financial sector is critical to overcoming the duality of the South African economy. Access to finance, in the form of appropriate savings, credit, or insurance products, enables people to engage, many for the first time, in small business development and wealth accumulation.

Financial Sector Charter

The banking sector has committed to increase access to savings and transaction services to 80 per cent of people in the Living Standards Measure (LSM) 1 to 5 by 2008. Since the launch of the Mzansi accounts for low-income customers in October 2004, over 550 000 accounts have been created. Progress is being made in finalising the targets for the collective investments, life officers and short term insurance industries. Further research will be conducted during 2005 to consider generic access standards for banking, insurance, collective investment and other parts of the sector.

The sector will also increase targeted lending to SMMEs, agricultural enterprises, development infrastructure and low-cost housing. Empowerment finance targets agreed to date include:

•	Low income housing finance of R42 billion by 2008

•	Transformational infrastructure finance of R25 billion by 2008

•	Black SME financing of R5 billion by 2008

•	A Corporate Social Investment target of 0,5 per cent of post-tax profit.

A multi-tier banking system

Government’s efforts to improve access to finance include pension reform (see text box below) and the introduction of second and third-tiers of banks – the Dedicated and Cooperative Banks.

Cooperative banks are member-based financial institutions such as village banks and credit unions, which provide financial services for people who traditionally do not benefit from the commercial banking sector. The Cooperative Banks Bill will bring these community banks into a formal regulatory framework to afford primarily rural and low-income depositors the same safety and stability as that enjoyed by the formal commercial bank’s depositors.

The Dedicated Banks Bill seeks to create a second tier of commercial banks and enhance competition in banking. The capital entry requirements for these banks will be lower, but their activities will be restricted to core functions such as savings, lending and transaction services. The legislation is designed to facilitate the entry of non-traditional financial service providers into the banking arena, such as retailers or cell phone companies.

The National Treasury aims to table the Cooperative Banks Bill and the Dedicated Banks Bill in Parliament during the course of 2005.

Deposit Insurance

The National Treasury is considering a policy framework for the creation of a deposit insurance scheme for South Africa. The scheme would pay out a pre-specified amount to depositors in the event of a bank failure. In addition to the protection of small and medium-sized depositors, the scheme will further support the appropriate and secure extension of financial services to the poor, encourage saving, and increase confidence in the banking system. An appropriately designed deposit insurance scheme will further enhance systemic stability of the financial sector by ensuring that any bank failures are contained.

Chapter 2: Economic policy and outlook

Employment and remuneration

The March 2004 Labour Force Survey (LFS 2004) showed an additional 419 000 jobs in the economy compared with March 2003. Most of the employment creation occurred in the formal economy. While net informal employment appears to have remained the unchanged, complications in the counting of casual and contract labour remain a concern. The official rate of unemployment has decreased from 31,2 per cent in March 2003 to 27,8 per cent in March 2004.

A comparison of the findings of the March 2000 Labour Force Survey and the March 2004 survey indicates that there has been a steady increase in employment across all sectors of the economy, broadly in line with the average rate of economic growth.

Employment expanded in 2004

Table 2.4 Employment trends by sector1, 2000 — 2004

	2000			2004
Thousands	Formal	Informal	Total	Formal	Informal	Total
Mining	462	4	467	584	5	588
Manufacturing	1 277	178	1 469	1 484	181	1 670
Electricity	86	2	88	107	4	110
Construction	388	196	596	427	239	674
Trade	1 449	962	2 434	1 590	859	2 461
Transport	445	99	547	467	130	599
Business services	770	62	837	1 023	78	1 104
Community and unspecified	1 724	158	1 900	2 114	164	2 283

Total	6 601	1 661	8 338	7 796	1 660	9 489

1.	Excluding agriculture.

Source: Labour Force Survey, March 2000 and March 2004.

The Expanded Public Works Programme and other initiatives such as the National Youth Service Programme have provided short term employment. However, the challenge remains to assist people in attaining permanent formal sector employment. As part of the National Skills Development Strategy, Government set a target of a minimum of 80 000 people under the age of 35 entered in learnerships by March 2005. This target was met in October 2004 with SETAs recording a total of 82 425 learners.

Various initiatives provide temporary employment

The average increase in nominal remuneration in the formal sector moderated from 9,6 per cent in 2002 to 8,7 per cent in 2003 and 7,6 per cent in the second quarter of 2004. Unit labour costs, however, rose year on year by 5,4 and 7,1 per cent in the first and second quarters, respectively, as labour productivity growth slowed.

Moderation in nominal wages

2005 Budget Review

Table 2.5 Year on year changes in average remuneration, productivity and labour cost

	Nominal	Labour	Nominal unit
Percentage	remuneration	productivity	labour costs
1999	7,7	4,4	3,1
2000	9,2	7,1	1,9
2001	9,0	4,7	4,2
2002	9,6	3,4	6,0
2003	8,7	4,5	4,0
2004[1]	8,9	3,3	5,4
2004[2]	7,6	0,5	7,1

1.	First quarter 2004.

2.	Second quarter 2004.

Measuring informal employment

According to the March 2004 Labour Force Survey (LFS), approximately 2,2 million people (18 per cent of total employment) are employed in the informal sector. By comparison, India has an informal economy that has been estimated at close to 90 per cent of total employment. The size of South Africa’s informal economy may be underestimated.

Three criteria are used internationally to distinguish formal from informal employment: i) registration of the business for tax or other regulatory purposes; ii) registration of the employee which commits the employer to pay benefits or subjects the employer to general labour regulation; and, iii) size of the business.

The LFS surveys households, which, in line with international standards, should facilitate identification of individuals involved in informal work. A series of questions elicit information about the registration status of the employer, the contractual relationship of the employee, and the size of the business.

In many instances, respondents may not understand the distinction between informal and formal sector work. The LFS asks general questions about the types of activities undertaken by the respondent and is able to capture informal work even if the activity is undertaken for less than one hour per week and even if the individual does not consider the activity to be work. Such activities might include guarding cars, brewing beer, hairdressing or ploughing.

Domestic consumption expenditure

Growth in real gross domestic expenditure surged to an estimated 5,7 per cent in 2004 on the back of favourable credit conditions. Expenditure by households was robust and real final consumption expenditure by Government rose by an estimated 6,7 per cent in 2004 compared to 6,4 per cent in 2003.

Household consumption expenditure

Household expenditure supported by wealth effects, employment growth

During 2004, real household consumption expenditure expanded at an estimated year on year rate of 5,9 per cent. This buoyant growth in household consumption was supported by the wealth effects of rising property and share prices relative to debt exposure, positive employment growth, and accelerated welfare spending by Government. Substantial disposable income was released for spending by the 6 percentage point reduction in short term interest rates since mid-2003.

Chapter 2: Economic policy and outlook

Consumer confidence remains high. At constant prices, sales of durable and semi-durable goods sales soared by an estimated 15,3 per cent and 13,7 per cent in 2004, respectively, while non-durable goods grew more moderately. The highest growth was recorded in motor vehicles and furniture sales in the durables category and in clothing, footwear and household textiles in the semi-durables category.

Strong growth in durables and semi-durables

Figure 2.12 Consumption expenditure by type of good

Savings and investment

Gross fixed capital formation

Improvements in business cash flow, lower interest rates and improving economic growth in domestic and international markets during 2004 contributed to a marked rise in business confidence. Expectations of continued strong growth are reflected in the expansion of production capacity.

Figure 2.13 Year on year change in gross fixed capital formation

2005 Budget Review

Gross fixed capital formation increased by an estimated 7,5 per cent

Real gross fixed capital formation expanded at an estimated rate of 7,5 per cent in 2004. During this period, private sector investment increased at an estimated rate of 7,7 per cent, while investment by general government and public corporations increased by an estimated 6,3 and 8,1 per cent respectively. The sustained rise in private sector investment since 2002 suggests a turnaround in expectations about future economic growth.

Rising capital investment throughout the economy

Real fixed investment in the manufacturing sector continued to grow, driven by manufacturers of beverages and refined petroleum products. Extensive investments were also made in mining, transport and telecommunications as well as the electricity, water and gas sector. The planned investments projects of state owned enterprises from 2005 will support this trend and crowd in further private sector investment.

Property prices – boom or bubble?

South African house prices rose 32,1 per cent in 2004 — the highest percentage increase since the gold boom of the early 1980’s. Although the rate at which South African property prices are rising is expected to slow from current levels, most analysts expect house prices to increase in real terms during 2005.

Rapid price increases in housing have provoked discussion of whether the sector is experiencing a property boom or a bubble. The key feature of a bubble is that prices are bid up by speculative anticipation of further price rises, rather than underlying demand and supply conditions.

Ultimately, over the long run, house prices should be a function of affordability, which measures the relationship between household income and spending on mortgages. For example, as house prices rise, the proportion of a household’s income being spent on mortgage repayments will increase, assuming no rise in household income and no change in interest rates.

Even though home prices have doubled over the last three years, the average cost to South African families remains moderate due to:

•	Significant reduction in interest rates

•	Growing real disposable income supported by net employment creation, productivity improvements and income tax relief

•	Economic empowerment of the previously disadvantaged.

House prices have generally risen in line with decreasing mortgage interest rates and increases in average family income. Although there may be signs of speculative activity in some parts of the market, the overall property market trend does not display signs of speculative excess.

Chapter 2: Economic policy and outlook

Principles of pension fund reform

South Africa has a large and established private contractual savings sector that compares well with developed countries. At the same time, however, the South African retirement fund industry has been heavily influenced by a racially divided past and economic exclusion. A large proportion of the population reaches retirement age without a funded pension benefit and hence relies on Government’s social assistance grant programme.

Against this backdrop, Government has proposed reforms that seek to build on the strengths of the established retirement funding environment, while progressively addressing its deficiencies. Government’s retirement reform agenda seeks among other objectives, to:

•	Encourage individuals to provide adequately for their own retirement and the needs of their dependants

•	Encourage employers and employees to provide for retirement funding as part of the remuneration contract

•	Ensure that retirement funding arrangements are cost-efficient, prudently managed, transparent and fair

•	Promote the retention of the purchasing power of pensions through protection against the effects of inflation, within the resource constraints of the fund

•	Improve standards of fund governance, including trustee knowledge and conduct, protection of members’ interest, accountability, and disclosure of material information to members.

Specific proposals on the means to achieve these broad principles are contained in a discussion document released by the National Treasury in December 2004. Comments on the document are invited from all interested parties by the end of March 2005. Such comments will be taken into account when drafting a revised Pension Funds Act during the course of 2005.

Savings

South Africa’s savings rate continues to be among the lowest in the world, having declined from 16,2 per cent of GDP in the third quarter of 2003 to 14,7 per cent of GDP in the third quarter of 2004. Household savings have remained at about of 2,5 per cent of GDP since the beginning of 2004, while corporate saving increased to 12 per cent of GDP in the third quarter of 2004 from 11,7 per cent in the third quarter of 2003. Government’s contribution to gross savings remained at about 0,2 per cent of GDP.

Figure 2.14 Gross national savings as a percentage of GDP

South Africa’s savings rate remains low

2005 Budget Review

R1,2 billion invested in the government retail bond since May 2004

On 24 May 2004, Government launched a retail bond as a risk-free and no cost savings vehicle for households. At the end of January 2005, R1,2 billion had been invested in the retail bond. Of the 15 261 investments made, twenty per cent are in bonds that cost between R1 000 and R5 000. Subsequent to the launch of the government retail bond, commercial banks have launched more innovative savings vehicles with higher interest rates similar to the retail bond.

Prices and money market developments

Inflation

Inflation remained within target range

During 2004, lower inflation expectations and appreciation of the currency placed downward pressure on consumer and producer inflation, offsetting the upward pressure created by rising international oil prices.

Low producer prices passed on to consumers

Production prices of imported goods declined by 3,8 per cent year on year in 2004. Combined with moderate increases in the prices of domestically produced goods, the overall increase in production prices was a mere 0,7 per cent. This moderate increase in production prices had positive pass through effects to CPIX goods price inflation, which remained on average below 3 per cent. The CPIX inflation rate is expected to stay within the 3-6 per cent target range over the forecast period.

Figure 2.15 Components of CPIX inflation

Figure 2.15 shows the contributions of goods and services to CPIX inflation during 2004. Inflation of the commodities component fell sharply as prices of imported goods declined. The dampening effect of the strong currency was most noticeable in the slower rate of increase in prices of furniture, clothing and footwear and vehicles. Services inflation also decreased, although it remains higher than the upper limit of the inflation target.

Lower price increases for low-income groups

Since June 2003, consumer price inflation for low-income groups has fallen to below that of the high-income groups. This is primarily

Chapter 2: Economic policy and outlook

attributable to a strong deceleration in food price inflation to 1,6 per cent in December 2004, while the rate of increase in prices of goods also moderated significantly.

Figure 2.16 Inflation for low and high-income groups

Overall, inflation expectations fell to within the target band of 3-6 per cent for 2005. While business inflation expectations remain high, this has come down since early 2004, and expectations appear to be tracking moderating consumer price inflation.

Figure 2.17 Inflation expectations 2005

CPIX inflation is projected to average 4,0 per cent in 2005 and 5,1 per cent and 5,4 per cent in 2006 and 2007, respectively. Risks to this forecast include possible drought conditions, developments in the foreign exchange markets, oil prices and strong domestic demand, which may put upward pressure on existing capacity.

Inflation expectations gravitate towards inflation target

2005 Budget Review

Robust growth in money supply

Money supply

Growth in M3 (broad money supply) remained robust in 2004, increasing by 12,8 per cent over the twelve months to December 2004. Growth in the narrow monetary aggregates (M1A and M1) also increased as the opportunity cost of holding money decreased in a low interest rate environment. This is in line with the easing of inflationary pressures in the economy following the tight monetary policy stance in 2002 and the recent robust growth in domestic production and expenditure.

Figure 2.18 Money supply growth

Strong growth in private sector credit extension

Total loans and advances to the private sector increased by 16,3 per cent in December 2004, compared with growth of 12,5 per cent in December 2003. This reflects the strong growth in all asset-backed finance classes, including instalment sale credit and leasing finance, on the back of underlying strength in the economy, a moderation in vehicle price inflation and enhanced price competitiveness of imported durable consumer and capital goods.

Mortgage advances remain the largest share of total loans and advances. Growth in this segment (18,7 per cent in 2004) was underpinned by the low interest rate environment, wealth effects emanating from increased property prices, growing numbers of middle and high income households and the attractiveness of fixed property as an investment asset.

Household debt as a percentage of disposable income remains moderate

Although credit extension increased, the level of household debt as a percentage of disposable income remains moderate. Debt to disposable income increased from 51,5 per cent at the end of 2003 to 55,5 per cent in the third quarter of 2004, while debt servicing costs as a percentage of disposable income dropped from an average of 8 per cent in 2003 to about 6 per cent in 2004.

Chapter 2: Economic policy and outlook

Interest rates

Interest rates are currently at their lowest levels in 24 years having receded from the record high of September 1998. This structural decline may be attributed to moderating inflationary pressures in line with the world trend towards greater price stability.

Figure 2.19 Interest rate movements

Domestic outlook

Conditions for moderate improvements in growth and macroeconomic performance over the MTEF period ahead are favourable.

Interest rates at a 24 year low

Household consumption is expected to remain above 4 per cent spurred by substantial gains in real disposable income and manageable debt levels. The lagged effect of the continued cuts in nominal interest rates since 2003, positive wealth effects (from increases in the prices of real estate, shares and bonds), accelerated welfare spending by Government, a stronger currency, and growth in real disposable income (boosted by both employment and real wages) in an environment of benign inflation will support consumption. Consumer surveys indicate that individuals are generally upbeat in their assessment of the economy’s prospects and of their own circumstances. Government consumption growth will remain steady, reflecting continued expansion in health, education and security services.

Household and government consumption to remain strong

Investment growth is expected to increase briskly over the forecast period as domestic producers invest in new capacity to meet rising demand and benefit from favourable interest rates. Parastatal investment plans for the medium term entail sharp increases in investment toward the end of the forecast period. Private firms are also expected to increase capacity in anticipation of a rise in output. The strong property market should support residential investment.

Investment growth continues to be brisk

Export performance is expected to improve, as the global economic environment continues to exhibit good growth rates and the real trade-

Exports to improve as global growth picks up

2005 Budget Review

weighted rand weakens moderately. Over the longer term, exports are also expected to benefit from continued investment in capacity.

Import volumes recorded exceptionally high growth in 2004 and are expected to increase moderately over the forecast period. Investment in new capacity by domestic producers as well as parastatal and government capital expenditure programs will continue to put upward pressure on imports.

Current account deficit to widen

The projected deficit on the current account is expected to widen to about 3,5 per cent of GDP, primarily as a result of the ongoing restructuring and investment needs of the economy.

Inflation to remain within target

CPIX inflation will remain comfortably within the target due to low prices of imported goods and moderating food prices. Modest wage increases coupled with further productivity gains will keep growth in unit labour costs moderate.

Table 2.6 Macroeconomic projections, 2004 – 2007

Calendar year	2001	2002	2003	2004	2005	2006	2007
	Actual			Estimate	Forecast
Percentage change unless otherwise indicated
Final household consumption	3,5	3,2	3,4	5,9	4,7	3,7	4,2
Final government consumption	3,1	4,4	6,4	6,7	4,0	3,5	3,1
Gross fixed capital formation	3,5	3,7	9,0	7,5	7,0	6,2	7,8
Gross domestic expenditure	2,6	4,6	5,3	5,7	4,7	4,3	4,4
Exports	1,1	0,4	-2,3	5,0	4,7	3,6	5,7
Imports	0,2	4,1	7,3	12,7	5,9	5,5	5,7
Real GDP growth	2,7	3,6	2,8	3,7	4,3	3,8	4,4

GDP deflator	7,7	10,3	4,5	5,9	4,4	5,3	5,6
GDP at current prices (R billion)	1 020,0	1 649,9	1 251,5	1 374,5	1 497,1	1 636,2	1 803,3

CPIX (Metropolitan and urban, average for year)	6,6	9,3	6,8	4,3	4,0	5,1	5,4
Current account balance (percentage of GDP)	0,0	0,6	-0,9	-2,3	-3,1	-3,6	-3,6

Table 2.7 Macroeconomic projections, 2004/05 – 2007/08

			2004/05		2005/06		2006/07
Fiscal year			2004		2004		2004
R billion	2002/03	2003/04	Budget	Revised	Budget	Revised	Budget	Revised	2007/08
GDP at current prices	1 149,9	1 277,0	1 331,8	1 403,9	1 455,6	1 528,6	1 592,5	1 674,0	1 847,3
Real GDP growth	3,4	2,7	3,3	4,2	3,6	4,1	4,0	3,9	4,4
GDP inflation	10,0	4,2	5,4	5,5	5,5	4,6	5,2	5,4	5,7
CPIX (Metropolitan and urban)	9,8	5,5	5,2	4,2	5,5	4,2	4,9	5,3	5,3

3

Fiscal policy and the budget framework

The fiscal stance in this budget allows Government to expand investment and spending to boost economic growth and meet its developmental objectives within a budget framework that is sound and sustainable. The objective of fiscal policy is to provide Government with the resources it needs to meet its mandate through a careful balance between taxation and borrowing that contributes towards long term economic growth, social development and declining interest costs. Government also aims to manage the mix of expenditure between capital, recurrent, and social transfers to households to optimally drive increases in productive human capital and physical infrastructure and reduce poverty and deprivation.

In the 2005 Budget, non-interest expenditure grows at an average real rate of 5,5 per cent over the MTEF period. While expenditure grows strongly, revenue continues to perform well supported by an accelerating economy. The budget deficit is projected to rise to 3,1 per cent of GDP in 2005/06, declining to 2,7 per cent in 2007/08. The public sector borrowing requirement is expected to increase from 2,8 per cent of GDP in 2004/05 to 3,8 per cent over the medium term, taking a significant capital investment programme by the major public enterprises into account.

Overview

Over the past 12 months, the domestic economy has recovered significantly from the subdued performance of 2003. Supported by robust consumption growth, rising levels of investment, and a recovery of the international economy, real economic growth accelerated from 2,8 per cent in 2003 to 3,7 per cent in 2004.	Strong economic fundamentals

The budget framework laid out in this chapter continues the expansionary fiscal stance initiated in the 2001 Budget. The buoyant economic environment creates an opportunity to contribute further to meeting the mandate given by South Africans to reduce poverty while maintaining a prudent fiscal stance.	Expansionary fiscal stance pursued

The 2005 MTEF provides the resources to reduce poverty in the short term through rising social security spending, while growth in social and economic infrastructure investment aims to support economic growth and facilitate a broadening of participation in economic activity. Targeted real increases in remuneration are aimed at enhancing service delivery, especially in safety and security, and education. Features of the 2005 Budget include:

2005 Budget Review

•	Real growth in non-interest expenditure of 5,5 per cent a year

•	Revenue growing to 24,1 per cent of GDP in the 2004/05, and remaining broadly stable relative to GDP over the period ahead

•	An increase in the deficit as a per cent of GDP in 2005/06 to 3,1 per cent, declining to 3,0 per cent in 2006/07 and 2,7 per cent in 2007/08

•	A continued decrease in debt service costs as a per cent of GDP, from 3,5 per cent in 2004/05 to 3,2 per cent in 2007/08.

Fiscal policy: goals, trends and targets

Sound fiscal performance

Key fiscal indicators are summarised in table 3.1. These figures outline South Africa’s fiscal performance since 1999, and give projections for the final year of the MTEF. The figures presented in calendar years are for general government, and are based on national accounts aggregates. They are not strictly comparable with the cash-based budgets used by Government.

Table 3.1 Fiscal trends and projections
Calendar year[1]	1999	2000	2001	2002	2003	2004[2]	2007
						Actual	Target
Gross fixed capital formation (percentage real growth)
General government	-4,4	8,1	-3,3	4,7	26,3	8,1	7,9
Public corporations	-27,4	-20,1	-4,5	11,3	17,2	10,3	15,8

Percentage of GDP
Government consumption expenditure	18,4	18,1	18,3	18,3	19,1	19,4	19,3
Wages	13,4	12,6	12,1	11,4	11,5	11,7	11,4
Non-wage	5,0	5,5	6,1	6,8	7,6	7,7	7,9
General government savings	-2,1	-2,2	-0,8	-0,8	-1,6	-2,0	-1,1
General government tax revenue	26,2	24,8	26,0	25,4	25,3	25,5	25,5
Interest on public debt	6,1	5,6	5,2	4,6	4,2	3,9	3,6

Fiscal year	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2007/08

Percentage of GDP
Public sector borrowing requirement	1,4	1,9	1,0	1,0	2,4	2,8	3,8
National government
Main budget deficit	2,1	1,9	1,4	1,1	2,3	2,3	2,7
Total net loan debt	45,7	43,4	40,6	34,9	34,7	34,4	36,2

1.	The calendar year fiscal indicators reported above are accrual-based national accounts estimates and take into account the full general government sector, including extra-budgetary agencies and municipalities. This accounts for differences with the cash-based budget estimates set out elsewhere in the Budget Review.

2.	Based on actual data for first nine months of 2004.

Public investment rising rapidly

In support of the objective of raising economic growth to levels that can make a substantial impact on poverty and inequality, fixed capital formation by both general government and the public corporations continues to grow strongly. Following an erratic performance between 1999 and 2001, general government investment now shows strong real growth. Growth in capital budgets and increased technical capacity in Government should allow for a continuation of this trend into the future.

Chapter 3: Fiscal policy and the budget framework

Following a period of negative growth in fixed capital formation by public corporations, a pattern of strong real growth is now firmly established, albeit off a low base. This trend is expected to continue, ending the forecast period with real growth of 15,8 per cent. Expenditure will be driven by substantial investment in infrastructure and productive capacity in the transport, freight and logistics, and electricity generation sectors and is strongly supportive of sustained economic growth.

State enterprises to raise the level of infrastructure spending

General government consumption is expected to grow in the short term, and then decline moderately as a share of GDP over the forecast period. While the wage bill has increased as a per cent of GDP since 2002, it is expected to decline to 11,4 per cent over the three years ahead. Non-wage consumption increases over the forecast period, driven mainly by increasing demand for medical and education related equipment and supplies.

General government dissaving (defined as current expenditure less current revenue after adjusting for depreciation) widens from a low of 0,8 per cent of GDP in 2002 to 2,0 per cent in 2004. This is the result of strong growth in current expenditure, mainly in social security, during this period. However, faster growth in capital expenditure relative to current expenditure will lower dissaving to 1,1 per cent of GDP by 2007.

Government consumption broadly stable as share of GDP

The general government tax-to-GDP ratio increases moderately from 25,3 per cent of GDP in 2003 to 25,5 per cent in 2004. Over the MTEF, the tax burden is expected to grow at a similar rate to GDP, and therefore remain stable.

Stable tax burden

The budget framework

The budget framework of government revenue and expenditure (after netting out intergovernmental transfers) can be presented at various levels of aggregation, consistent with the institutional structures of South Africa’s public sector.

•	The main budget, set out in table 3.2, consists of the receipts of the National Revenue Fund, and expenditure either voted by Parliament or allocated by statutory appropriation. South Africa’s ‘budget deficit’ is the difference between revenue and expenditure on the main budget.

•	The consolidated national budget, set out in table 3.5, presents the extent of expenditure that falls within the national sphere. It adds revenue and expenditure of the RDP Fund, those generated through foreign technical cooperation (table 3.6), and social security funds (table 3.7) to the main budget.

•	The consolidated expenditure of the national and provincial governments (table 3.8) adds the provincial government accounts.

2005 Budget Review

•	The consolidated general government account (table 3.9) represents the full extent of the revenue and expenditure of all levels of government. This is done by aggregating the revenue and expenditure of the main budget, the social security funds, technical cooperation accounts, the provinces, extra-budgetary institutions (including universities and technikons) and local authorities.

•	The public sector borrowing requirement (PSBR), set out in table 3.10, represents the amount of public sector spending that must be financed through the national savings pool. It is derived by balancing the expenditure and revenue of the consolidated general government, non-financial public enterprises (such as Eskom and Transnet), extraordinary expenditure items, and proceeds from the restructuring of state owned enterprises.

The main budget

Strong revenue growth reduces budget deficit

As a result of the strong performance of the economy over the past year, it is expected that main budget revenue for the current year and the MTEF will come in appreciably higher than estimated in the 2004 Budget. Due to buoyant demand conditions, corporate profitability has recovered substantially since mid-2004, while vigorous consumer spending has boosted VAT receipts. Over the MTEF period, main budget revenue is expected to continue to perform strongly, due to robust growth and improved tax compliance and administration.

SACU transfers remain at about 1 per cent of GDP

The total revenue of the National Revenue Fund is derived from gross tax revenue and departmental receipts, less payments in terms of the Southern African Customs Union (SACU) Agreement to Namibia, Botswana, Swaziland, and Lesotho. As a result of higher customs duties, transfers to our SACU partners will be above the estimates made in the 2004 Budget, totalling R12,1 billion in 2005/06, R15,6 billion in 2006/07 and R16,2 billion in 2007/08. These payments amount to just under one percent of GDP, and include significant development assistance to SACU partner countries.

As a result of substantial increases in gross tax revenue, total revenue for the National Revenue Fund is expected to be R338 billion in the current year. Strong economic growth in 2004/05 leads to total revenue as a percentage of GDP increasing from 23,4 per cent in 2003/04 to 24,1 per cent in 2004/05. Over the MTEF period, it is expected that main budget revenue will remain broadly stable as a percentage of GDP.

Real growth in spending of 5,5 per cent a year

Real non-interest expenditure grows strongly at a rate of 5,5 per cent over the MTEF period, rising by 9,0 per cent in 2005, followed by 4,1 and 3,4 per cent in 2006/07 and 2007/08 respectively. These growth rates include unallocated amounts that will be allocated in subsequent budgets.

Chapter 3: Fiscal policy and the budget framework

Table 3.2 Main budget framework, 2001/02 - 2007/08
	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
		Outcome		Revised	Medium-term estimates
R million				estimate
Revenue (National Revenue Fund)
Tax revenue (gross)	252 298	282 210	302 508	345 261	372 774	414 154	453 726
Departmental & other receipts and repayments	4 169	4 558	6 646	6 027	9 148	6 846	7 068
Less: SACU payments	-8 205	-8 259	-9 723	-13 328	-12 053	-15 573	-16 151

Total revenue	248 262	278 508	299 431	337 960	369 869	405 427	444 643
Percentage of GDP	23,7%	23,3%	23,4%	24,1%	24,2%	24,2%	24,1%

Expenditure
State debt cost	47 581	46 808	46 313	48 901	53 125	56 603	59 381
Percentage of GDP	4,5%	3,9%	3,6%	3,5%	3,5%	3,4%	3,2%
Current payments[1]	46 960	52 064	56 661	64 279	72 193	78 579	84 873
Transfers and subsidies	163 853	188 041	220 835	251 538	283 846	308 906	332 484
Payments for capital assets[1]	4 510	4 616	4 853	5 395	6 655	8 305	10 156
Contingency reserve	–	–	–	–	2 000	4 000	8 000

Total expenditure	262 905	291 529	328 662	370 113	417 819	456 393	494 894
Percentage of GDP	25,1%	24,4%	25,7%	26,4%	27,3%	27,3%	26,8%

Deficit	-14 642	-13 021	-29 231	-32 152	-47 950	-50 966	-50 251
Percentage of GDP	-1,4%	-1,1%	-2,3%	-2,3%	-3,1%	-3,0%	-2,7%

Gross domestic product	1 047 992	1 193 771	1 277 029	1 403 851	1 528 633	1 674 016	1 847 290

1.	Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

Growth in current expenditure is strong in all three years of the MTEF, but especially the first year as a result of growth in social welfare payments and the wage bill. Capital expenditure continues to grow over MTEF, with major projects targeted at transport and community related infrastructure. Transfers and subsidies include many of the large capital investment projects that will be undertaken by provincial and local government.	Growth in 1st year mainly in social grants and higher remuneration

Debt service costs as a share of GDP continue their long-term decline. Lower interest rates and the stronger currency cause debt service costs to decline from 3,6 per cent of GDP in 2003/04 to 3,5 per cent in 2004/05 and to 3,2 per cent by the end of the MTEF period.	Debt service costs fall to 3,2 per cent of GDP

A contingency reserve is set aside for all three years of the MTEF. The reserve in the first year allows for the possibility of unforeseen adverse economic conditions or natural occurrences that would otherwise put pressure on the budget framework. In the outer years, the reserve is partly drawn down to fund new priorities. Over the MTEF period, the contingency reserve is R2,0 billion in the first year, R4,0 billion in the second year and R 8,0 billion in the third year.

As a result of the increases in revenue and the revisions to historical GDP data, the deficit as a per cent of GDP is expected to be 2,3 per cent in 2004/05, compared with the 3,1 per cent estimated in the 2004 Budget. However, strong growth in non-interest expenditure in 2005/06 results in the deficit increasing to 3,1 per cent, while more moderate real growth in expenditure results in the ratio declining to end the MTEF at 2,7 per cent of GDP.	Budget deficit of 3,1 per cent of GDP in 2005/06

2005 Budget Review

Fiscal policy: the conventional, primary and current balances

Following a period of fiscal consolidation between 1997 and 2000, South Africa’s fiscal stance entered a more expansionary phase in 2001. While real non-interest expenditure has grown strongly over the past five years, the budget deficit remains moderate and sustainable. Net loan debt has fallen from a high of 49,5 per cent of GDP in 1995/96 to 35,6 per cent in 2003/04, while debt service costs have declined from 5,7 per cent of GDP in 1998/99 to 3,7 per cent in 2003/04. This has released substantial resources for reallocation to public services.

The three indicators in the chart below, present various measures of fiscal sustainability for national and provincial government.

The conventional deficit is the difference between revenue and expenditure. It shows the extent to which Government must borrow from domestic and international financial markets every year in order to meet its total spending commitments. Since 1993/94, the conventional balance improved from a deficit of 9,0 per cent of GDP.

The primary balance measures the difference between revenue and non-interest expenditure. It shows the extent to which revenue covers expenditure before taking into account finance costs. The table below shows that substantial progress has been made from a deficit of 4,0 per cent of GDP in 1992/93 to a primary surplus since 1995. In addition, since 1999/00, the primary and conventional balances have been converging, showing that debt service costs as a percentage of total expenditure have been declining.

The current balance measures the difference between current revenue and current expenditure. A negative number for this measure shows that Government is borrowing to finance current expenditure, while a positive number shows that borrowing is for capital purposes only. While considerable progress has been made in turning this balance from a low of negative 7,2 per cent of GDP in 1993/94, to a surplus of 0,9 per cent in 2001/02, the recent downward trend shows that we are again borrowing to finance current expenditure. As illustrated by the general government savings line in table 3.1, Government aims to reverse this trend and return this line to a balanced or surplus position.

Revisions to 2003/04 and 2004/05 main budget estimates

The main budget outcome for 2003/04 and the revised estimates for 2004/05 are presented in table 3.3. These are discussed further in chapters 4 and 6, while annexure B provides details of main budget revenue, expenditure and financing for these and earlier years.

Budget outcome for 2003/04 shows deficit of 2,3 per cent

Even though revenue in 2003/04 fell R5,0 billion below the target, the deficit outcome was R275 million lower than budgeted, mainly due to lower debt service costs. The revised deficit for 2004/05 is R9,8 billion lower than budgeted due to robust revenue growth and lower than expected debt service costs.

Chapter 3: Fiscal policy and the budget framework

Table 3.3 Revised estimates of main budget revenue and expenditure, 2003/04 and 2004/05
		2003/04			2004/05		% change
	Budget	Outcome	Deviation	Budget	Revised	Deviation	2003/04-
R million	estimate			estimate	estimate		2004/05
Revenue
Direct taxes	182 039	176 286	-5 753	193 968	195 028	1 060	10,6%
Indirect taxes	127 986	126 221	-1 765	139 725	150 233	10 508	19,0%
Other revenue	4 156	6 646	2 490	6 590	6 027	-564	-9,3%
Less: SACU payments	-9 723	-9 723	–	-13 328	-13 328	–	37,1%

Total revenue	304 459	299 431	-5 028	326 956	337 960	11 004	12,9%

Expenditure
State debt cost	50 986	46 313	-4 673	50 432	48 901	-1 531	5,6%
Current payments[1]	57 380	56 661	-719	64 123	64 279	155	13,4%
Transfers and subsidies	218 431	220 835	2 404	246 155	251 538	5 383	13,9%
Payments for capital assets[1]	4 169	4 853	684	5 694	5 395	-298	11,2%
Contingency reserve	3 000	–	-3 000	2 500	–	-2 500	0,0%

Total expenditure	333 965	328 662	-5 303	368 904	370 113	1 209	12,6%
Increase in non-interest allocated expenditure			2 369			5 240

Deficit	-29 506	-29 231	275	-41 948	-32 152	9 795

1.	Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

Non-interest expenditure in 2003/04 totalled R282,3 billion, R631 million lower than the estimate published in the 2003 Budget. Revised non-interest expenditure for 2004/05 is projected to be R321,2 billion, R2,7 billion higher than the estimate in the 2004 Budget. This is due to additional social welfare allocations, a higher wage bill and drought relief payments. Non-interest expenditure grew in real terms by 9,3 per cent in 2003/04 and is projected to grow by 9,2 per cent in 2004/05.	Real growth in spending over 9 per cent in 2003/04 and 2004/05

As a result of the strengthening of the rand over the period and declining international and domestic interest rates, realised debt service costs came in R4,7 billion lower than expected in 2003/04 and are expected to come in R1,5 billion below budget in 2004/05. Debt service costs as a per cent of GDP continued to decline in both 2003/04 and 2004/05, signalling the continued sustainability of fiscal policy.	Lower debt service costs

Declining debt service costs and under spending in 2003/04 resulted in total expenditure of R5,3 billion less than the Budget 2003 forecast. The revised estimate of expenditure for 2004/05 is R1,2 billion higher than the 2004 Budget estimate.

Changes to medium term forward estimates since the 2004 Budget

The 2005 Budget adjusts the forward estimates from the 2004 Budget for 2005/06 and 2006/07 to take account of the changes to the economic environment, and adds projections for 2007/08.

The main changes to the budget framework over the MTEF period are set out in table 3.4 and summarised below:

2005 Budget Review

•	In keeping with the revised economic forecasts, revenue projections for indirect taxes increase strongly

•	Debt service costs are reduced as a result of the favourable interest rate outlook and stronger currency

•	Non-interest expenditure increases by R74,4 billion over the MTEF

•	Deficit projections rise by R3,6 billion in 2005/06 and R5,9 billion in 2006/07.

Table 3.4 Main budget medium-term estimates, 2005/06 – 2007/08
	2005/06			2006/07			2007/08
	2004	2005	Change to	2004	2005	Change to	2005
	Forward	Budget	baseline	Forward	Budget	baseline	Budget
R million	estimate			estimate
Revenue
Direct taxes	214 501	206 333	-8 168	231 984	232 472	488	254 186
Indirect taxes	149 948	166 441	16 494	166 624	181 682	15 058	199 540
Other revenue	7 023	9 148	2 125	7 342	6 846	-496	7 068
Less: SACU payments	-11 206	-12 053	-847	-11 948	-15 573	-3 625	-16 151

Total revenue	360 266	369 869	9 603	394 002	405 427	11 425	444 643
Percentage of GDP	23,6%	24,2%		23,5%	24,2%		24,1%

Expenditure
State debt cost	53 986	53 125	-861	57 945	56 603	-1 342	59 381
Current payments[1]	68 922	72 193	3 271	74 171	78 579	4 408	84 873
Transfers and subsidies	271 527	283 846	12 319	291 969	308 906	16 937	332 484
Payments for capital assets[1]	6 219	6 655	436	6 973	8 305	1 333	10 156
Contingency reserve	4 000	2 000	-2 000	8 000	4 000	-4 000	8 000

Total expenditure	404 654	417 819	13 166	439 058	456 393	17 335	494 894
Percentage of GDP	26,5%	27,3%		26,2%	27,3%		26,8%

Deficit	-44 388	-47 950	-3 562	-45 056	-50 966	-5 910	-50 251

1.	Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.

The consolidated national government budget

The consolidated national budget supplements the finances of the National Revenue Fund, set out in the main budget framework, with receipts and expenditure of the RDP Fund, international development assistance grants, and the accounts of the social security funds. The consolidated national budget framework is set out in table 3.5.

Surpluses on the UIF and compensation funds

Due to significant surpluses on the Unemployment Insurance Fund and Compensation Funds, the deficit of the consolidated national government budget is lower than that of the main budget and rises from 2,0 per cent of GDP in 2004/05 to 2,8 per cent in the first and second year of the MTEF. By 2007/08, the consolidated national budget deficit falls to 2,5 per cent of GDP. More precise breakdowns of revenue and expenditure generated through international development cooperation agreements and the social security funds are set out in tables 3.6 and 3.7 respectively.

Chapter 3: Fiscal policy and the budget framework

Infrastructure expenditure: estimates and trends

The table below reflects the rising trend in public sector capital formation, driven by the finalisation of investment plans by big public enterprises, growth in public private partnerships (PPP’s) and the stepping up of infrastructure allocations to all three spheres of Government. The 2005 Budget allocates an additional R14,1 billion to infrastructure projects over the next three years.

2005 MTEF Capital expenditure estimates
	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
		Outcome		Revised	Medium-term estimates
R million				estimate
National departments[1]	7 738	8 647	9 623	10 989	12 833	13 106	14 597
Provincial departments	9 975	12 976	17 923	19 462	22 418	24 918	27 343
Municipalities	11 700	13 100	16 687	16 938	19 009	22 296	24 445
Public private partnerships[2]	863	1 637	2 574	1 461	4 173	5 073	5 680
Extra-Budgetary Public Entities	2 101	2 854	3 053	3 235	3 483	3 762	4 063
Non-financial public enterprises	19 687	26 803	21 332	20 537	29 921	39 068	45 692

Total	52 064	66 017	71 192	72 622	91 837	108 223	121 820

percentage GDP	5,0%	5,5%	5,6%	5,2%	6,0%	6,5%	6,6%
GDP (R billion)	1 048	1 194	1 277	1 404	1 529	1 674	1 847

1.	Capital transfers to the provincial and municipal level netted out.

2.	Capital expenditure on PPPs overseen by the Treasury PPP Unit, S A National Roads Agency, Department of Public Works, and at municipal level, with MIIU assistance.

Increased allocations for municipal infrastructure over the next three years, particularly for sanitation, brings the total Municipal Infrastructure Grant (MIG) allocation to R21,2 billion. The MIG grant is increased to accelerate the eradication of Apartheid era backlogs in township roads, water, sanitation, street lighting, community centres etc., and to increase employment through labour intensive construction methods via the Expanded Public Works Programme (EPWP).

The provincial infrastructure grant, which funds provincial roads, schools and clinics, receives R13,2 billion over the next three years. The housing budget receives an additional R2 billion over the MTEF, bringing the total housing infrastructure budget over three years to R17,4 billion. In addition, a further R3 billion dedicated to Community Infrastructure is still to be allocated to departments over the MTEF.

To meet the country’s growing transport needs, an additional R1,35 billion over the MTEF period is allocated for roads and passenger rail infrastructure, such as stations and coach refurbishment. Of this amount, R500 million was allocated for provincial and national roads each, bringing the Department of Transport infrastructure transfers to R4,9 billion. A further R3 billion dedicated to Transport Systems Infrastructure is still to be allocated to departments for both public transport and transport infrastructure for the 2010 soccer world cup.

An additional R850 million over the MTEF is allocated for water resource infrastructure such as pipelines and dams, bringing Water Affairs infrastructure spending estimates to R2,4 billion over the MTEF. Other large infrastructure budgets over the MTEF include the hospital revitalisation programme with Health infrastructure expenditure projected to be R4,3 billion and national Public Works infrastructure expenditure of R3,3 billion. Over the next three years, infrastructure plans in the criminal justice sector include prison facilities to alleviate overcrowding (R3 billion), police stations (R1,2 billion) and court facilities (R820 million). About R1,1 billion will be spent on the electrification programme in the 2005/06.

Major public enterprises have signalled expansion of their economic infrastructure. Transnet has finalised its investment plans and expects to spend about R30 billion on infrastructure, including port and port operations infrastructure, freight rolling stock, rail, and fuel pipelines over the next three years. Eskom’s infrastructure plans amount to R56 billion over the three years, and include investments in power generation, transmission, and distribution. Total capital expenditure by non-financial public enterprises is estimated to be about R115 billion over the MTEF.

The delivery of infrastructure through public private partnerships (PPPs) slowed in 2004/05, mainly due to national road projects awaiting environmental approval. However, since the Medium Term Budget policy Statement more PPP projects are envisaged, resulting in increased forward estimates.

Overall public sector capital expenditure has increased at an average of 11,7 per cent a year between 2001/02 and 2004/05, and is expected to grow at an average of 18,8 per cent a year over the 2005 MTEF.

2005 Budget Review

Table 3.5 Consolidated national budget framework, 2003/04 – 2007/08
	2003/04	2004/05		2005/06	2006/07	2007/08
R million	Outcome	Budget	Revised	Medium-term estimates
National Revenue Fund (main budget)
Revenue	299 431	326 956	337 960	369 869	405 427	444 643
Expenditure
State debt cost	46 313	50 432	48 901	53 125	56 603	59 381
Percentage of GDP	3,6%	3,8%	3,5%	3,5%	3,4%	3,2%
Contingency reserve	—	2 500	—	2 000	4 000	8 000
Non-interest allocations[1]	282 349	315 972	321 212	362 694	395 790	427 513
Total expenditure	328 662	368 904	370 113	417 819	456 393	494 894
Percentage increase	12,7%	11,2%	12,6%	12,9%	9,2%	8,4%
Deficit	-29 231	-41 948	-32 152	-47 950	-50 966	-50 251
Percentage of GDP	-2,3%	-3,1%	-2,3%	-3,1%	-3,0%	-2,7%

RDP Fund and foreign technical co-operation
Receipts and technical co-operation	1 688	1 500	1 550	1 500	1 500	1 500
Expenditure	1 690	1 300	1 350	1 300	1 300	1 300

Social security funds
Revenue	13 579	13 916	15 158	16 430	17 788	19 110
Expenditure	9 169	11 092	11 047	12 060	13 432	14 429

Consolidated national budget[2]
Revenue	314 689	342 356	354 652	387 783	424 697	465 235
Expenditure	339 511	381 280	382 494	431 162	471 108	510 605
Percentage of GDP	26,6%	28,6%	27,2%	28,2%	28,1%	27,6%
Percentage increase	25,2%	11,6%	12,7%	12,7%	9,3%	8,4%
Deficit	-24 823	-38 923	-27 842	-43 379	-46 410	-45 370
Percentage of GDP	-1,9%	-2,9%	-2,0%	-2,8%	-2,8%	-2,5%

Gross domestic product	1 277 029	1 331 796	1 403 851	1 528 633	1 674 016	1 847 290

1.	Includes transfers to provinces and local government, the National Skills Fund and sectoral skills development funds.

2.	Flows between funds are netted out.

Foreign technical cooperation receipts in 2004/05 of R1,6 billion

For 2004/05, total foreign assistance in support of various Government projects is expected to be R1,6 billion. Over the MTEF, it is estimated that these funds will total R1,5 billion a year. Foreign technical assistance remains an important part of Government’s and the non-governmental community’s efforts to address the various social and developmental challenges facing South Africa.

Table 3.6 RDP Fund grants and foreign technical co-operation, 2001/02 – 2007/08
	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
R million		Actual		Estimate	Medium-term estimates
RDP Fund
Receipts	923	1 143	1 088	950	900	900	900
Disbursements	726	1 306	1 090	750	700	700	700

Surplus (+) / Deficit (-)	197	- 163	- 2	200	200	200	200

Technical co-operation (in kind)	500	600	600	600	600	600	600

Total foreign assistance	1 423	1 743	1 688	1 550	1 500	1 500	1 500

Chapter 3: Fiscal policy and the budget framework

Social security funds

Composition of Social Security Funds and overall trends

Means-tested cash benefits funded from general revenues (i.e. non-contributory benefits) form the bulk of the South African social security system. The benefits to specific categories of people (the elderly, the disabled, poor families with children and foster children) are estimated to cost R55,4 billion in 2005/06 and are generally accessible only to those without a long-standing association with the formal labour market. These social assistance benefits are complemented by four social security funds that are financed through mandatory levies and taxes and provide social insurance type benefits to contributing workers and road users.

An improved financial position in the Unemployment Insurance Fund (UIF) and the stable position of the compensation funds result in increasing surpluses in the social security funds. The Road Accident Fund account reflects continuing deficits and rapid deterioration of reserves.

Social security system includes contributory and non-contributory elements

Table 3.7 Social security funds, 2001/02 – 2007/08
	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
		Outcome		Revised	Medium-term estimates
R million				estimate
Unemployment Insurance Fund
Revenue	3 457	4 905	6 132	6 764	7 445	8 157	8 901
Expenditure	2 868	2 416	2 572	3 174	3 847	4 739	5 269
Compensation funds
Revenue	3 114	3 534	3 553	3 891	4 078	4 271	4 334
Expenditure	2 115	2 797	2 184	2 418	2 585	2 881	2 962
Road Accident Fund
Revenue	2 585	3 264	3 894	4 503	4 907	5 360	5 874
Expenditure	2 900	3 575	4 413	5 455	5 627	5 813	6 198

Total: Social security funds
Tax revenue	6 918	9 657	12 137	13 576	14 580	15 678	16 689
Non-tax revenue	1 615	1 712	1 432	1 566	1 833	2 092	2 403
Grants received	623	334	10	16	17	18	18

Total revenue	9 156	11 703	13 579	15 158	16 430	17 788	19 110
Total expenditure	7 883	8 789	9 169	11 047	12 060	13 432	14 429

Surplus	1 273	2 914	4 410	4 111	4 371	4 355	4 681

Unemployment Insurance Fund

The Unemployment Insurance Fund (UIF) provides short term income replacement to qualifying workers for unemployment (78 per cent of total claims in 2002/03), maternity (15 per cent), illness (3 per cent), and death (4 per cent). In the late 1990s, the UIF experienced large deficits. However, since 2001, steps were taken to improve the financial position of the Fund including collection by South African Revenue Service and increasing the ceiling for contributions. The recent inclusion of domestic, seasonal and farm workers has also boosted revenue. Between 2001/02 and 2004/05 revenue of the Fund has grown by an average of 25,1 per cent a year.

Healthy financial position of the UIF

2005 Budget Review

UIF reserves grow by about R3,5 billion a year	As a result of rapidly increasing revenues and fairly stable (and in some cases declining) claims, the Fund is running substantial surpluses of about R3,5 billion a year. These add to reserves to ensure the continued financial independence of the Fund and its ability to respond to cyclical movements in claims. Discussions are in progress with the actuaries of the Fund to assess an appropriate reserve level.

Compensation funds

The Workmen’s Compensation Fund and the Mines and Works Compensation Fund compensate employees for loss of income resulting from occupational injuries, diseases or death. The funds are financed from assessed levies on employers and employees, and in recent years, revenues have exceeded expenditure by roughly R1,5 billion, leading to cash flow surpluses which are projected to continue.

Single health and safety authority envisaged	Due to the fragmented nature of responsibilities for health safety and compensation between various departments, Government has decided to consolidate these competencies. The relevant departments have prepared a Draft National Occupational Health and Safety Policy as well as consolidated draft legislation. A National Occupational Health and Safety Authority is envisaged, to take responsibility for the integrated national occupational health and safety system.

Road Accident Fund

The RAF compensates victims of motor vehicle accidents caused by third parties for bodily injuries, loss of income and for loss of financial support following the death of principle earners.

RAF still running significant actuarial deficits	The Fund receives a portion of the fuel levy imposed on petrol and diesel sales to fund its operations. Between 2001/02 and 2004/05, revenue increased from R2,6 billion to R4,5 billion — an annual average increase of 20,3 per cent. Despite rapid growth in revenue, expenditure has consistently outstripped revenue since 2001/02. As a result, the reserves of the RAF were exhausted during 2003/04. The levy will be increased by 5 cents per litre to 31,5 cents per litre from 6 April 2005 to accommodate inflationary increases in claim settlement and a substantial backlog in claims. Despite this increase, the Fund will have to take steps to reduce its expenditure in order to avoid running further deficits in the future.

Steps taken to curb expenditure	The RAF has taken action to limit fraudulent activities by introducing a claims validation process, promoting claims lodged directly with the RAF and not via lawyers, prosecuting those who lodge fraudulent claims (with 494 successful prosecutions during 2004/05) and verifying claims as they are lodged. The RAF Amendment Act will provide the Fund with a legislative mandate to further contain expenditure by limiting claims for general damages and those by non-residents. The long term transformation of the Fund, in line with the recommendations of the Road Accident Fund Commission, is being considered by an interdepartmental committee that will make recommendations to Cabinet in July 2005.

Chapter 3: Fiscal policy and the budget framework

Consolidated government accounts and the PSBR

National and provincial consolidated expenditure

Table 3.8 summarises the consolidated expenditure of national and provincial government. The table is arranged by economic classification, which provides insight into how expenditure is distributed within the economy. Capital transfers to municipalities are recorded as transfers to municipalities and not as capital spending.

Economic risks and the fiscal framework

The fiscal framework which informs the various budgets in this chapter is based on assumptions and predictions about the future trajectory of the economy over the next three years. Economic forecasts using historical data and trends are based on fundamental economic relationships which are then projected forward. As with all economic modelling exercises, there are a number of factors that can influence the forecast positively or negatively.

The rate and structure of economic growth mainly feeds into the fiscal framework through revenue collections. The revenue projections are largely based on the income taxes and VAT collection trends. These collections are directly correlated with both production and consumption. Therefore, if the outcomes of these two factors are significantly different from those forecast at the time of the Budget, it is likely that revenue will be affected positively or negatively, resulting in a narrowing or widening of the deficit respectively.

The interest rate also directly affects the fiscal framework through debt service costs. Changes to domestic and international interest rates will affect the cost of government borrowing. Higher interest rates will increase the cost of governments borrowing, while lower interest rates will reduce the debt service costs. The cost of borrowing from international money markets is also affected by changes in the exchange rate, with a depreciation leading to a higher cost and an appreciation leading to a lower cost. These costs affect total expenditure, and therefore can affect the deficit positively or negatively.

Apart from direct economic effects, changes in the rate of economic growth and inflation can affect the framework by changing the fiscal-GDP ratios. An increase in nominal GDP will result in the ratios declining, while a lower nominal GDP will result in them rising.

The following examples illustrate how economic risks can affect the fiscal framework by changing the outcome of one economic factor, while holding the others constant:

•	An increase in growth prospects for the international economy may result in increased demand for South African products. As a result company and personal income tax receipts from export sectors would increase, leading to revenue overruns and a decline in the deficit.

•	An increase in the interest rate could result in disposable incomes declining and therefore reducing consumption in the domestic economy. As a result, revenue can be expected to decline and the deficit would widen.

•	A depreciation in the exchange rate would result in the rand value of our overseas debt stock increasing. This can be expected to increase debt service costs and lead to an increase in the deficit.

•	Inflation growing faster than forecast may lead to nominal economic growth increasing faster than expected. As a result, the deficit will decline as a per cent of GDP.

2005 Budget Review

Table 3.8 Consolidated national and provincial expenditure, 2001/02 – 2007/08
	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
				Revised
R million	Outcome			estimate	Medium-term estimates
Current payments
Compensation of employees	100 241	110 049	119 830	131 642	145 498	156 938	167 952
Goods and services	33 887	39 968	45 787	53 867	59 727	66 354	72 884
Interest and rent on land	47 695	46 980	46 479	48 995	53 282	56 770	59 555
State debt cost	47 581	46 808	46 313	48 901	53 125	56 603	59 381
Financial transactions in assets and liabilities	58	82	41	8	–	–	–

Total current payments	181 881	197 080	212 137	234 513	258 507	280 061	300 391
Real growth[1]		-1,3%	2,0%	6,1%	5,8%	2,9%	1,8%

Transfers and subsidies[2]
Municipalities	8 781	11 653	16 438	19 311	21 441	24 607	27 179
Departmental agencies and accounts	20 159	25 093	27 617	29 164	33 306	34 100	34 609
Universities and technikons	7 137	7 578	8 436	9 375	10 118	10 703	11 245
Public corporations and private enterprises	7 443	8 728	9 478	11 326	10 791	10 471	11 453
Foreign governments and international organisations	336	702	817	796	873	932	1 010
Non-profit institutions	3 130	3 903	5 015	4 926	5 738	6 277	6 355
Households	32 712	42 652	53 416	64 149	73 620	82 102	90 218

Total transfers and subsidies	79 698	100 309	121 217	139 047	155 887	169 192	182 070
Real growth[1]		14,6%	14,5%	10,1%	7,6%	3,1%	2,2%

Payments for capital assets
Buildings and other fixed structures	7 029	8 431	9 760	11 545	12 883	15 695	18 028
Machinery and equipment	4 083	4 820	5 422	5 443	5 753	6 971	8 037
Cultivated assets	14	14	46	30	49	44	36
Software and other intangible assets	51	73	54	264	223	94	82
Land and subsoil assets	12	42	43	13	11	12	12

Total payments for capital assets	11 189	13 381	15 325	17 295	18 920	22 815	26 194
Real growth[1]		8,9%	8,5%	8,3%	5,0%	14,5%	9,0%

Unallocated	–	–	–	–	2 000	4 000	8 000

Consolidated expenditure	272 768	310 769	348 678	390 854	435 314	476 069	516 655
Consolidated non-interest expenditure	225 187	263 961	302 365	341 953	382 189	419 466	457 274
Percentage of GDP	21,5%	22,1%	23,7%	24,4%	25,0%	25,1%	24,8%
Real growth[1]		6,7%	8,5%	8,5%	7,3%	4,3%	3,5%

1.	Deflated using the CPIX deflator.

2.	Including capital transfers.

3.	Including national contingency reserve.

Table 3.8 illustrates the following trends:

•	Real non-interest expenditure grows at an average rate of 5,0 per cent over the MTEF period

•	Capital expenditure at national and provincial level grows at average of 9,4 per cent in real terms

Chapter 3: Fiscal policy and the budget framework

•	Transfers to municipalities for both current and capital expenditure programmes, grow at an average of 6,8 per cent in real terms

•	Transfers to households grow by 6,8 per cent in real terms, illustrating Government’s continued commitment to provide targeted income support to the poor and vulnerable.

The consolidated general government account

The consolidated general government account for 2003/04 is set out in table 3.9. This table summarises the full extent of the revenue and expenditure at national, provincial, and local government levels, as well as extra-budgetary institutions and the social security funds. Flows between institutions are netted out.

Table 3.9 Consolidated accounts of general government, 2003/04[1]
		Social		Extra-		Consolidated
	Main	security		budgetary	Local	general
R million	budget	funds	Provinces	Institutions[2]	authorities[3]	government
Current receipts	298 716	13 569	6 379	8 440	67 961	395 066
Tax receipts (net of SACU)	292 785	12 137	3 393	132	21 589	330 036
Non-tax receipts	5 931	1 432	2 986	8 308	46 372	65 030
Sales of capital assets	715	–	215	671	48	1 649

Total own account receipts	299 431	13 569	6 594	9 111	68 009	396 714
Percentage of total	75,5%	3,4%	1,7%	2,3%	17,1%	100,0%
Transfers received[4]	1 688	10	161 522	35 591	15 249	1 688

Total receipts	301 119	13 579	168 116	44 702	83 258	398 402

Current payments	103 819	1 292	107 018	35 167	73 574	320 870
Compensation of employees	38 162	712	80 955	14 253	21 646	155 729
Goods and services	19 245	580	25 926	19 331	47 744	112 826
Interest	46 341	–	–	375	1 931	48 647
Other current payments	71	-0	136	1 208	2 253	3 668
Transfers and subsidies[5]	220 835	7 859	54 035	5 233	–	75 589
Payments for capital assets	5 698	18	9 608	3 053	16 800	35 178

Total payments	328 662	9 169	170 661	43 453	90 374	431 637
Percentage of total	76,1%	2,1%	39,5%	10,1%	20,9%	100,0%

Surplus (+) / Deficit (-)	-27 543	4 410	-2 545	1 249	-7 116	-33 234
Extraordinary payments	-7 443	–	–	–	–	-7 443
Extraordinary receipts	1 598	–	–	–	–	1 598

Financing requirement (-)	-33 388	4 410	-2 545	1 249	-7 116	-39 080
Percentage of GDP	-2,6%	0,3%	-0,2%	0,1%	-0,6%	-3,1%

1.	Due to classification differences and other adjustments, these estimates do not correspond fully to the government finance accounts published by the South African Reserve Bank.

2.	Including universities and technikons.

3.	Including the net financing requirement of local government enterprises.

4.	RDP Fund grants are included in the main budget. Grants received by other spheres are transfers from the main budget or from provinces to local authorities.

5.	Including transfers and subsidies to other spheres of government.

2005 Budget Review

Eskom infrastructure investment

The table below reflects Eskom’s 5-year capital expenditure plan of R110 billion, including R56 billion to be spent over the MTEF period. The plans primarily reflect increased investment in generation as a result of higher demand and the need to cater for increasing variations in peak demand, and are set to increase Eskom’s generation capacity by 5300 megawatts to 41500 megawatts.

Eskom Holdings Capex
R million	2005/06	2006/07	2007/08	2008/09	2009/10	Total
Generation	7 120	11 454	16 969	17 838	20 608	73 989
Transmission	1 576	2 731	2 597	2 867	1 985	11 756
Distribution	3 008	3 097	3 084	3 016	3 667	15 872
Corporate	285	372	368	443	472	1 940
Other	1 857	1 070	330	690	2 824	6 771

Total funded by Eskom	13 846	18 724	23 348	24 854	29 556	110 328

Major electricity generation projects include the recommissioning of previously mothballed plants such as Camden, Komati and Grootvlei, the upgrade of the existing plant at Matimba, and the building of a hydroelectric pumped storage scheme at Braamhoek. Other green fields projects include a fluidized bed combustion plant at Ellisras, combined cycle gas turbine plants at Saldanha and Coega, and an open cycle gas turbine plant, the location of which is still to be determined. A major hydroelectric project on the Inga River in the Democratic Republic of the Congo, in which Eskom is a partner, is still under consideration.

Transmission capacity will be expanded in Cape Peninsula, Richards Bay, Bloemfontein, Johannesburg, the platinum basin, supply lines to Coega, and at power stations re-integrated to service into the grid.

Capital expenditure on distribution consists mainly of lines, substations, and reticulation to end-users, as well as refurbishment and control systems. The estimates include Eskom’s portion of the establishment of regional electricity distributors (REDs) and exclude distribution expenditure for Eskom’s implementation of the National Electrification Programme, funded by Government. Other proposed projects include the construction of a R1,5 billion 68km rail line from Ermelo to Majuba power station for the transportation of coal and a R1,6 billion refurbishment of the Kriel power station.

Transnet infrastructure investment

Transnet recently finalised its 5-year investment plan in line with its new strategic direction, expecting to invest R49,5 billion, with R30,2 billion spent over the MTEF period.

R million	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	5 year plan
Spoornet	1 623	2 587	3 339	3 385	3 396	3 383	16 090
NPA	1 284	1 727	3 593	3 718	3 882	2 490	15 411
SAPO	623	895	1 445	1 012	979	758	5 087
Petronet	130	344	947	993	868	1 072	4 223

Total core business	3 661	5 553	9 324	9 108	9 125	7 703	40 813

SAA (non core)	1 051	853	506	2 307	507	507	4 680
Other non core	852	996	939	607	667	747	3 957

Transnet Group	5 565	7 402	10 769	12 022	10 299	8 957	49 450

Major rail investments are in wagons and locomotives (R7,9 bn), rail signalling and power supply (R6,7 bn), and upgrade of the Coallink line (R1,87 bn) and the Orex line from Sishen to Saldanha (R1,25 bn).

South African Port Operations (SAPO) investments include superstructure equipment for container and bulk goods terminals. Major projects include the new container terminal for Durban that will provide capacity for 560,000 containers (R748m); container expansion and replacement in Cape Town (R600m) which will provide 6 new gantry cranes, and the replacement of 26 straddle carriers, as well as upgrades of the bulk terminals at Richards Bay (R336m) and Saldanha (R920m). Durban has already been equipped with 60 additional straddle carriers and 3 gantry cranes.

Major National Ports Authority projects include the new Durban Pier 1 container terminal (R689m), enlarging the Durban Harbour entrance (R1,5 bn), completion of the Port of Ngqura at Coega (R1,6 bn) and the Cape Town container Terminal and berth expansion (R1,4 bn). The bulk of the Petronet investment of R4,2 bn is for work on the Durban - Johannesburg - Pretoria petroleum products pipeline, about 700 km long.

Funding options for the investments include divesting from non-core businesses, public private partnerships, concessioning, own revenue, borrowing, and strategic equity partners.

Chapter 3: Fiscal policy and the budget framework

In 2003/04, general government had R396,7 billion, or 31,1 per cent of GDP, in revenue. Of this, 75,5 per cent was collected by national government. General government expenditure in 2003/04 totalled R431,6 million, representing 33,8 per cent of GDP. Of this, 13,4 per cent and 7,1 per cent was at provincial and local government level respectively. The consolidated general government deficit is the sum of the deficits of all the spheres and extra-budgetary institutions and accounts. In 2003/04, the consolidated general government deficit was 3,1 per cent of GDP

Consolidated general government deficit in 2003/04 of 3,1 per cent

The public sector borrowing requirement

The public sector borrowing requirement, set out in table 3.10, includes the consolidated general government deficit and the financing requirement of the non-financial public enterprises. Since 2001/02, the public sector borrowing requirement has increased as a proportion of GDP, mainly as a result of a higher financing requirement due to lower privatisation proceeds and an increases in the main budget deficit. Over the MTEF, it is expected that investments by the state enterprises will require significant additional borrowing. Although the increase in the PSBR over the MTEF represents a greater claim by the public sector on capital markets, the increase is driven by the investment expenditure in productive capacity and contributes to strengthening the long run growth of the economy. As a result, the PSBR is expected to increase from 2,4 per cent of GDP in 2003/04 to 3,8 per cent by 2007/08.

State enterprise investments raise PSBR

Table 3.10 Public sector borrowing requirement[1], 2001/02 – 2007/08

	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08

				Revised
R million	Outcome			estimate	Medium-term estimates
Main budget
Main budget deficit	14 642	13 021	29 231	32 152	47 950	50 966	50 251
Extraordinary payments	2 078	7 971	7 443	7 136	7 000	–	4 328
Extraordinary receipts	-4 159	-8 168	-1 598	-1 720	-1 529	-527	-712

Financing requirement	12 561	12 825	35 076	37 569	53 421	50 438	53 867
RDP Fund	-197	163	2	-200	-200	-200	-200
Social security funds	-1 273	-2 914	-4 410	-4 111	-4 371	-4 355	-4 681
Provinces	-3 659	3 023	2 545	2 441	-1 620	-1 071	-258
Extra-budgetary institutions	-955	-2 290	-1 249	-1 630	-1 596	-1 453	-1 206
Local authorities & local government enterprises	6 932	6 139	7 116	7 793	8 339	8 922	9 547
General government deficit	13 408	16 945	39 080	41 862	53 973	52 281	57 069
Percentage of GDP	1,3%	1,4%	3,1%	3,0%	3,5%	3,1%	3,1%

Non-financial public enterprises[2]	-2 555	-4 882	-8 581	-2 987	5 936	11 493	12 537

Public sector borrowing requirement	10 853	12 063	30 499	38 875	59 909	63 774	69 606
Percentage of GDP	1,0%	1,0%	2,4%	2,8%	3,9%	3,8%	3,8%

Gross domestic product	1 047 992	1 193 771	1 277 029	1 403 851	1 528 633	1 674 016	1 847 290

1.	Due to classification and timing differences, these estimates do not correspond fully with the South African Reserve Bank’s estimates of the public sector borrowing requirement.

2.	Public corporations and central government enterprises.

2005 Budget Review

Saambou liability accrues in 2007/08	Extraordinary payments in 2005/06 show the final payment to the Gold and Foreign Exchange Contingency Reserve Account. There are no extraordinary payments expected in 2006/07. A contingent liability related to Saambou Bank will be realised in 2007/08.

No provision is made for the restructuring of state owned enterprises as the focus going forward will be on their profitability with a view to ensuring that they are able to deliver on infrastructure and service commitments that will contribute to economic development. Other changes to extraordinary receipts relate to the once off inflow of R1 billion from the Agricultural Debt Account in 2005/06.

Public Private Partnerships

Firmly entrenched in public finances	While capital budgets at all levels of government are showing strong real growth, Public Private Partnerships (PPPs) represent an additional mechanism through which public finance can service the needs of all South Africans. While not a substitute for government capital formation, PPP’s offer an alternative means to addressing various infrastructure, housing, empowerment, small business development and public service needs through cooperation with the private sector.

PPP’s are now fully covered by regulations of the Public Finance Management Act and the Municipal Finance Management Act. As such, they form a fundamental part of the public finance environment and offer valuable means through which national, provincial and local governments are able to deliver infrastructure and services in cooperation with the private sector.

Standardised codes for PPPs issued	The issuing of the new Public Private Partnership manual and the Standardised Public Private Partnership Provisions has provided a standardised guide to the regulations and processes involved in undertaking a PPP, including the important contribution of PPP projects to black economic empowerment. This has served to enhance transparency and accountability for both the public and private sector in terms of the PPP project lifecycle.

During the course of 2004, twelve new PPP projects were given treasury approval (TA1), with an aggregate net present value to government of just under R16 billion. These projects covered a broad range of areas from health to environmental services and infrastructure.

4

Revenue trends and tax proposals

The 2005 Budget is designed to underpin the stronger economic growth performance of the South African economy, while maintaining consistency in approach and maximising certainty for taxpayers. Reforms to the tax structure and base-broadening initiatives implemented over the past decade have substantially strengthened Government’s revenue-raising capacity. Favourable economic conditions enable Government to provide further tax relief, offset by unexpected buoyancy in revenue collections, primarily in consumption and personal income taxes.

This year’s tax proposals include income tax relief for both individuals and companies, and significant changes aimed at reducing compliance costs and providing an enabling environment for small businesses. Key measures include:

•	Direct income tax relief of R1,4 billion for small business corporations and VAT cash flow relief of R275 million for small vendors

•	Corporate income tax relief of R2,0 billion

•	Repeal of the Regional Services Council and Joint Services Board Levies in 2006

•	Personal income tax relief of R6,8 billion and a further R310 million in respect of investment income

•	Tax relief relating to home ownership of R450 million and reducing the cost of banking by R350 million

•	Tax administration and customs administration initiatives in the areas of service, trade facilitation, border control and anti-avoidance

•	Net increases in excises and other taxes on goods and services of R2,3 billion.

Overview

This Budget has as its foundation a decade of balanced base-broadening initiatives, lowered tax rates, and ongoing improvements in Government’s revenue raising capacity. By 2004/05 total annual tax relief of close to R78 billion had been granted to individuals and companies. These measures contributed to buoyant consumption expenditure and a healthy growth in gross fixed capital formation.

2005 Budget Review

Rationalising of tax
instruments over
period ahead

After the major tax reforms and administrative enhancements of the past decade, and the unexpected revenue overrun this year, the 2005 proposals initiate a three-year programme of structural changes aimed at promoting growth and equity, reducing complexity and compliance cost, and rationalising tax instruments.

Maintaining stable and
predictable revenue
mix

The maintenance of a stable and predictable revenue mix facilitates sound budgeting and confident business planning. The current revenue mix follows international norms by relying principally on the taxation of employment income, business income and income from capital (capital gain, dividends and interest) together with a moderate reliance on consumption taxes, duly recognising their regressive nature. Domestic revenue-raising strategies have been accompanied by a gradual elimination or reduction of financial transaction taxes (stamp and transfer duties) that increase the cost of doing business.

Tax policy to support
growth and small
business development

The tax framework for the medium term aims to reinforce the current upward momentum of growth in the South African economy while contributing to broader participation and small business development. Several further steps are taken to improve fairness and reduce economic distortions associated with the tax structure, and both social and environmental aspects of longer term tax reform are highlighted. Enhanced and streamlined tax administration remains clearly in focus in reform programmes of the SA Revenue Service (SARS) for the period ahead.

Main tax proposals

The 2005 Budget tax proposals include the following:

Tax relief

•	Income tax on individuals is reduced by R6,8 billion

•	The interest exemption is raised to R15 000 for taxpayers under the age of 65 and to R22 000 for taxpayers age 65 and over

•	A competitive tonnage tax regime is proposed for the shipping industry to be implemented in 2006

•	Stamp duties on banking debit entries are abolished, at a revenue cost of R350 million

•	Property transfer duty thresholds are increased at a cost of R450 million

•	Ad valorem excise duties on sun protection products and on professional digital cameras are abolished

•	Provision is made for VAT payments every 4 months for small businesses

•	Enterprises with a total annual payroll bill of less than R500 000 are exempted from the skills development levy

•	Small businesses will be exempt from tax on the first R35 000 of income

Chapter 4: Revenue trends and tax proposals

•	The tax compliance burden for small businesses will be reduced through both targeted fiscal stimulus measures and tax administration initiatives

•	A simplified 50:30:20 tax depreciation regime is proposed for non-manufacturing assets of small businesses.

Tax increases

•	Deemed business travel costs claimable against motor allowances are reduced

•	Tobacco taxes are raised to maintain a tax incidence level of 52 per cent

•	Taxes on alcoholic beverages are increased between 9,4 and 20 per cent

•	The general fuel levy is increased by 5 cents a litre on petrol and diesel, together with an increase in the diesel fuel concession for primary producers

•	The Road Accident Fund levy is increased by 5 cents a litre.

Proposals for overhauling and updating the general anti-avoidance rules in the revenue laws will also be tabled in a discussion document this year.

Consolidated national revenue estimates

Taking into account these tax proposals, main budget revenue is expected to stabilise at about 24,1 per cent of GDP over the MTEF period ahead. Table 4.1 sets out consolidated national revenue for 2003/04 to 2007/08, comprising main budget revenue, the receipts of social security funds and foreign technical assistance.

Main budget revenue 24,1 per cent of GDP

Table 4.1 Consolidated national revenue, 2003/04 – 2007/08

	2003/04	2004/05		2005/06	2006/07	2007/08
		Budget	Revised
R million	Outcome	estimate	estimate	Medium-term estimates
Total tax revenue	302 508	333 694	345 261	372 774	414 154	453 726
Less: SACU payments	-9 723	-13 328	-13 328	-12 053	-15 573	-16 151
Non-tax revenue[1]	6 646	6 590	6 027	9 148	6 846	7 068

Main budget revenue	299 431	326 956	337 960	369 869	405 427	444 643
Percentage of GDP	23,4%	24,6%	24,1%	24,2%	24,2%	24,1%

Social security funds
Tax revenue	12 137	12 891	13 576	14 580	15 678	16 689
Non-tax revenue[2]	1 442	1 025	1 582	1 850	2 110	2 420

Total social security revenue	13 579	13 916	15 158	16 430	17 788	19 110
RDP fund receipts and technical co-operation	1 688	1 500	1 550	1 500	1 500	1 500

Consolidated national revenue[3]	314 689	342 356	354 652	387 783	424 697	465 235

1.	Includes departmental revenue, transactions in assets and liabilities, and foreign grants received.

2.	Includes own revenue, sale of capital assets and grants received.

3.	Transfers between funds have been netted out.

2005 Budget Review

Consolidated revenue
of R355 billion in
2004/05

The consolidated revenue estimate is R354,7 billion in 2004/05, which is 3,6 per cent higher than projected at the time of the 2004 Budget. Between 2004/05 and 2007/08, consolidated national revenue is expected to increase at an annual average rate of 9,5 per cent.

National budget revenue – revised estimates

Table 4.2 highlights budget estimates and revenue outcomes of the major tax instruments for 2003/04 and projected revenue outcomes for 2004/05. Tables 2 and 3 in Annexure B set out these numbers in more detail.

Table 4.2 Main budget estimates and revenue outcome, 2003/04 and 2004/05

	2003/04			2004/05			2003/04- 2004/05
	Budget			Budget	Revised		%
R million	estimate	Outcome	Deviation	estimate	estimate	Deviation	change
Taxes on income and profits	177 864	171 963	-5 901	189 198	189 900	702	10,4%
Personal income tax	96 714	98 495	1 781	105 938	110 950	5 012	12,6%
Company tax	65 820	60 881	-4 939	68 800	65 450	-3 350	7,5%
Secondary tax on companies	8 000	6 133	-1 867	6 760	7 600	840	23,9%
Tax on retirement funds	5 950	4 898	-1 052	6 000	4 500	-1 500	-8,1%
Other	1 380	1 556	176	1 700	1 400	-300	-10,0%
Taxes on payroll and workforce	3 600	3 896	296	4 300	4 600	300	18,1%
Taxes on property	5 890	6 707	817	6 870	8 928	2 058	33,1%
Domestic taxes on goods and services	109 614	110 174	559	121 549	129 033	7 484	17,1%
Value-added tax	81 000	80 682	-318	89 500	95 500	6 000	18,4%
Specific excise duties	11 364	11 365	1	13 112	12 975	-137	14,2%
Levies on fuel	16 342	16 652	310	17 409	18 800	1 391	12,9%
Other	908	1 475	567	1 529	1 758	230	19,2%
Taxes on international trade and transactions	11 307	8 414	-2 893	10 476	11 650	1 174	38,5%
Stamp duties and fees	1 750	1 360	-390	1 300	1 150	-150	-15,4%
State miscellaneous revenue[1]	–	-7	-7	–	–	–	–

Total tax revenue	310 025	302 508	-7 518	333 694	345 261	11 568	14,1%
Departmental revenue	4 031	5 931	1 900	5 944	5 493	-451	-7,4%
Transactions in assets and liabilities	125	715	590	646	533	-113	-25,4%
Less: SACU payments	-9 723	-9 723	–	-13 328	-13 328	–	37,1%

Main budget revenue	304 459	299 431	-5 028	326 956	337 960	11 004	12,9%

1.	Revenue received by SARS in respect of taxation which could not be allocated to a specific tax instrument.

Revenue outcome – 2003/04

Revenue outcome
R299,4 billion in
2003/04

Audited results show that actual receipts for 2003/04 were R299,4 billion, which is 1,7 per cent less than the original budget estimate of R304,5 billion. Significant deviations from the original estimates include:

•	Personal income tax up by R1,8 billion

•	Company tax down by R4,9 billion

Chapter 4: Revenue trends and tax proposals

•	Secondary tax on companies down by R1,9 billion

•	Tax on retirement funds down by R1,1 billion

•	Trade taxes down by R2,9 billion.

Revised estimates for 2004/05

Based on revised macroeconomic projections set out in Chapter 2 and the in-year revenue trend, the main budget revenue estimate for 2004/05 is revised upwards to R338 billion. This is R11 billion higher than the original 2004 Budget estimate and R9,8 billion higher than the revised estimate published in the 2004 Medium Term Budget Policy Statement. The main reasons for the strong revenue performance are the higher than projected receipts from personal income tax and value-added tax.

Taxes on income and profits

Strong consumer
demand and job
growth lead to higher PIT and VAT receipts

Taxes on income and profits are expected to be R702 million more than the original budget estimate. Personal income tax is estimated to reach R111 billion, which is R5 billion more than the original budget estimate and 12,6 per cent more than the 2003/04 outcome. This increase is mainly due to higher wage settlements and an increase in employment numbers.

Personal income tax
R5 billion over budget

The revised estimate for corporate income tax is R65,5 billion, which is almost 5 per cent less than originally budgeted due to lower than expected corporate profits, mainly in the mining sector. The tax on retirement funds is revised downwards by R1,5 billion, attributable to a switch by funds from interest bearing instruments to equities and because of a general reduction in market interest rates.

Taxes on payroll

The skills development levy is expected to raise R4,6 billion, R300 million higher than the budget estimate. This increase is mainly due to higher than estimated wage settlements.

Domestic taxes on goods and services

Company taxes
5 per cent under
budget

Revenue from value-added tax is expected to raise R95,5 billion which is R6 billion higher than the 2004 Budget estimate, clearly reflecting the buoyancy in consumer demand. However, the revised estimated revenue from specific excise duties of R13 billion is in line with budget expectations. Fuel levies are expected to raise R18,8 billion, about R1,4 billion higher than originally budgeted.

Taxes on international trade and transactions

Strong consumer
spending raises
revenue take

Revenue from customs duties is largely driven by the composition of imports, import volumes and the exchange rate. Strong domestic demand translated into an upward revision in the receipts from customs duties of R1,2 billion.

Customs duties
revised upwards by
R1,2 billion

2005 Budget Review

Main budget revenue and progress with tax reform

Total tax to GDP ratio increased to 24,6 per cent in 2004/05

Total tax revenue as a percentage of GDP increased from 22,6 per cent in 1995/96 to an estimated 24,6 per cent in 2004/05. Over the decade, direct taxes increased as a percentage of total gross tax revenue from 54 per cent to almost 56 per cent.

Structural shift in revenue mix

Corporate income tax as a percentage of GDP remained at less than 3 per cent for the period 1994/95 to 1999/00 before increasing to the current 4,7 per cent. The share of personal income tax as a percentage of GDP has declined from 10,2 per cent in 1994/95 to an estimated 8 per cent in 2004/05, reflecting the significant tax relief of R66 billion granted over this period. Value-added tax increased from 5,8 per cent in 1995/96 to an estimated 6,8 per cent of GDP in 2004/05. The restructuring of the composition of tax revenue has targeted consumption tax exemptions to those items most likely to benefit the poor, while creating a more competitive direct tax regime capable of supporting investment and economic growth.

Table 4.3 sets out actual revenue collections for the period 2001/02 to 2003/04 and estimates for 2004/05 to 2007/08. More detail is provided in tables 2 and 3 of Annexure B.

Table 4.3 Main budget revenue, 2001/02 – 2007/08

	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
Revised
R million	Actual			estimate	Medium-term estimates
Taxes on income and profits	147 310	164 566	171 963	189 900	200 855	226 250	247 500
Taxes on payroll and workforce	2 717	3 352	3 896	4 600	4 908	5 600	6 000
Taxes on property	4 628	5 085	6 707	8 928	9 820	11 252	12 286
Domestic taxes on goods and services	86 888	97 582	110 174	129 033	143 091	155 232	170 500
Taxes on international trade	8 680	9 620	8 414	11 650	13 200	14 470	15 940
Stamp duties and fees	1 767	1 572	1 360	1 150	900	1 350	1 500
State miscellaneous revenue[1]	307	433	-7	–	–	–	–

Total tax revenue	252 298	282 210	302 508	345 261	372 774	414 154	453 726

Departmental revenue	4 088	4 192	5 931	5 493	8 502	6 167	6 378
Transactions in assets and liabilities	81	366	715	533	646	679	690
Less: SACU payments	-8 205	-8 259	-9 723	-13 328	-12 053	-15 573	-16 151

Main budget revenue	248 262	278 508	299 431	337 960	369 869	405 427	444 643
Percentage of GDP	23,7%	23,3%	23,4%	24,1%	24,2%	24,2%	24,1%

Gross domestic product	1 047 992	1 193 771	1 277 029	1 403 851	1 528 633	1 674 016	1 847 290

1.	Revenue received by SARS in respect of taxation which could not be allocated to a specific tax instrument.

10,8 per cent growth in revenue since 2001/02

Between 2001/02 and 2004/05, main budget revenue grew at an annual average rate of 10,8 per cent. This strong growth is largely attributed to growth in the collection of taxes on goods and services that increased at an average annual rate of 14,1 per cent. Taxes on income and profits increased at an average annual rate of 8,8 per cent.

Chapter 4: Revenue trends and tax proposals

Taking account of revenue trends, tax policy changes and macroeconomic projections, main budget revenue is anticipated to grow at an annual average rate of 9,6 per cent over the medium term.

 Progress on implementation of tax reform initiatives

Foreign exchange amnesty and adjudication process

Revenue increases by 9,6 per cent annually over the MTEF

In the 2003 Budget speech, the Minister of Finance announced an exchange control amnesty with accompanying tax measures to provide South African residents with an opportunity to regularise illegally held foreign assets and income. More than 42 000 amnesty applications were received by 29 February 2004, the deadline for the submission of amnesty applications, and over 43 000 applications have been submitted in total. Of these, more than 26 000 had been adjudicated by the end of January 2005. The total assets disclosed in amnesty applications are currently estimated at R65 billion, based on exchange rates prevailing on 28 February 2003.

R65 billion of declared foreign assets as result of amnesty programme

The Amnesty Unit expects to collect some R2,4 billion in amnesty levies, which will be allocated on budget for social and residential infrastructure. This comprises R250 million revenue collected from the 2 per cent tax levy for associated domestic tax law violations, R250 million raised by the 5 per cent levy in respect of foreign capital to be repatriated to South Africa, and R1,9 billion from the 10 per cent levy in respect of foreign-retained assets.

Progress with retirement fund reform

Amnesty levy proceeds to be utilised for community infrastrucutre

During 2004 the National Treasury and the Financial Services Board (FSB) embarked upon a thorough regulatory and policy review of the South African retirement industry. This investigation, drawing in part on several earlier inquiries, takes as point of departure the need to ensure protection of the interests of members of retirement funds and increase the proportion of people who are able to make adequate provision for retirement income through their working lives.

Review of pension fund industry to protect rights of members

As part of this process, the National Treasury published a Retirement Fund Reform Discussion Paper outlining regulatory policy objectives and reform proposals in order to address the current institutional weaknesses of the industry, excessive fee and cost structures and accompanying investment risk exposure of members. Work on the tax aspects of the pension fund industry is ongoing, and a discussion paper on these issues will be released in due course. This approach is adopted to ensure that the regulatory and prudential investment framework provides a workable foundation for future tax reforms.

Retirement fund tax reform seeks to enhance and facilitate adequate retirement savings. In order to take account of the outcome of consultations on wider retirement reform issues, no changes to the tax treatment of retirement savings are proposed at this stage. However, a material adjustment to the tax-exempt threshold for persons age 65 and over is announced this year.

Retirement Fund Reform Discussion Paper released

2005 Budget Review

Mineral taxation

Draft Mineral and Petroleum Royalty Bill available by mid-2005

The redrafting of the Mineral and Petroleum Royalty Bill is in progress. While Government remains committed to an ad valorem royalty on gross sales, the Bill is undergoing substantial refinements in view of the comments received, industry financial data analysis and new cross-country royalty comparisons. Simultaneously, the redrafting process seeks to accommodate key concerns relating to mineral beneficiation and small-scale mining. It is anticipated that the second draft of the Bill should be available for public comment during the first half of 2005 with submission to Parliament before the close of the year.

A new mining tax regime under review

Government’s holistic review of the mining income tax dispensation as announced in the 2004 Budget Review is ongoing. Among the options under consideration is the appropriateness of the current tax allowance schemes, and the resultant tax deferral benefit enjoyed by mining companies. Government is mindful of both the high capital requirements and the risks attaching to mining investment, and accordingly recognises the need for careful consideration of possible tax changes.

Accelerated tax depreciation for urban development zones

Nine urban development zones approved

In the 2003 Budget, the Minister of Finance announced a tax incentive in support of inner city development projects. This incentive allows taxpayers to receive accelerated depreciation allowances for investment in under-utilised urban development zones. Demarcations of qualifying inner city areas have since been approved and gazetted for nine municipalities (Johannesburg, Cape Town, Tshwane, eThekwini, Emfuleni, Buffalo City, Mangaung, Mbombela and Sol Plaatje). The demarcations for a further seven municipalities are under review and should be concluded during 2005. Early indications are that the tax incentive will assist significantly in boosting development of the country’s inner cities.

FIFA World Cup 2010

Legislation to accommodate FIFA World Cup commitments

As stated in the 2004 Medium Term Budget Policy Statement, South Africa’s hosting of the Soccer World Cup in 2010 will require a number of tax exemptions for the international football association’s operations and activities. These refinements stem from Government’s obligation to satisfy the guarantees required by FIFA to host the event. Discussion of this topic has been ongoing for the past several months in anticipation of possible legislative tax amendments during the latter half of 2005.

Revenue estimates and tax proposals – 2005/06

Table 4.4 sets out the estimates of revenue before tax proposals for 2005/06, based on the macroeconomic assumptions set out in Chapter 2 and the existing tax structure. These are set out in more detail in the Estimate of National Revenue.

Chapter 4: Revenue trends and tax proposals

Table 4.4 Estimates of revenue before tax proposals, 2005/06

	2004/05	2005/06
	Revised	Before tax	%
R million	estimate	proposals	change
Taxes on income and profits	189 900	211 350	11,3%
Personal income tax	110 950	124 000	11,8%
Company tax	65 450	72 100	10,2%
Secondary tax on companies	7 600	8 700	14,5%
Tax on retirement funds	4 500	4 900	8,9%
Other	1 400	1 650	17,9%
Taxes on payroll and workforce	4 600	5 000	8,7%
Taxes on property	8 928	10 270	15,0%
Domestic taxes on goods and services	129 033	141 085	9,3%
Value-added tax	95 500	106 250	11,3%
Excise duties	14 075	14 400	2,3%
Levies on fuel	18 800	19 700	4,8%
Other	658	735	11,7%
Taxes on international trade and transactions	11 650	13 200	13,3%
Stamp duties and fees	1 150	1 250	8,7%

Total tax revenue	345 261	382 155	10,7%

Departmental revenue	5 493	8 502	54,8%
Transactions in assets and liabilities	533	646	21,1%
Less: SACU payments	-13 328	-12 053	-9,6%

Main budget revenue	337 960	379 250	12,2%

Main budget revenue is estimated to be R379,3 billion before tax changes are proposed. Personal income tax is estimated to increase by 11,8 per cent to R124 billion after accounting for projected increases in remuneration. Corporate income tax and value-added tax are projected to raise R72,1 billion and R106,3 billion respectively.

2005 tax proposals – overview

The 2005 tax proposals are designed to support sustained investment and economic growth, contribute to social equity and promote job creation in the small business sector.

Main budget revenue estimated at R379,3 billion before tax changes

Table 4.5 provides the anticipated revenue effects of the tax proposals set out in this Budget. The net effect is to reduce total tax revenue by R9,4 billion. Income tax relief for employment and business income totals R10,9 billion.

Tax proposals provide net relief of R9,4 billion

2005 Budget Review

Table 4.5 Summary effects of tax proposals, 2005/06

	Effect of tax
R million	proposals
Tax revenue		382 155
Non-tax revenue		9 148
Less: SACU payments		-12 053

Main budget revenue, before tax proposals		379 250
Budget 2004/05 proposals:		-9 381
- Taxes on individuals and companies	-10 862
Personal income tax:	-7 110
Adjust personal income tax rate structure for inflation	-6 800
Increase in interest and dividend exemption under 65 years	-170
Increase in interest and dividend exemption 65 years and over	-140
Corporate income tax	-2 000
Reduction in corporate tax rate	-2 000
Small business incentives	-1 752
Introduce VAT payments from every 2 months to every 4 months	-275
Exemption from Skills Development Levy	-92
Graduated rate structure	-900
Accelerated depreciation for all assets	-485
- Financial transaction taxes:	-800
Adjust table for transfer duties	-450
Elimination of stamp duties on debit entries	-350
- Taxes on goods and services	2 281
Increase in duties on alcohol	690
Increase in duties on tobacco products (52% incidence)	620
Abolish ad valorem excise duties on sun protection products	-10
Abolish duty on base oils for lubricating	-1
Increase in Air Passenger Departure Tax	32
Increase in fuel levy	950

Main budget revenue (after tax proposals)		369 869

Taxes on income and profits

Personal income tax – rate and threshold adjustments

Personal income tax relief of R6,8 billion

Since 1996 South Africans have benefited from more than R66 billion in personal income tax relief, primarily alleviating the tax burden on low-income earners. In 2005/06, further personal income tax relief of R6,8 billion is proposed. The adjustments benefit all taxpayers, and take into account that the proposed revision to the tax treatment of vehicle travel allowances will increase the tax payable by predominantly higher income earners. Reduced tax on employment income will favour economic growth and job creation while assisting in containing cost and price trends across the economy.

The tax burden reduction in respect of employment income will not only benefit wage earners but also individual entrepreneurs, who constitute a sizeable proportion of all personal income taxpayers. The increased tax-exempt threshold proposed (see below) will also benefit small businesses. The proposed rate schedule is set out in Table 4.6.

Chapter 4: Revenue trends and tax proposals

Table 4.6 Personal income tax rate and bracket adjustments, 2004/05 and 2005/06

	2004/05		2005/06
Taxable income (R)	Rates of tax	Taxable income (R)	Rates of tax
0 – 74 000	18% of each R1	0 – 80 000	18% of each R1
74 001 – 115 000	R13 320 + 25% of the amount above R74 000	80 001 – 130 000	R14 400 + 25% of the amount above R80 000
115 001 – 155 000	R23 570 + 30% of the amount above R115 000	130 001 – 180 000	R26 900 + 30% of the amount above R130 000
155 001 – 195 000	R35 570 + 35% of the amount above R155 000	180 001 – 230 000	R41 900 + 35% of the amount above R180 000
195 001 – 270 000	R49 570 + 38% of the amount above R195 000	230 001 – 300 000	R59 400 + 38% of the amount above R230 000
270 001 and above	R78 070 + 40% of the amount above R270 000	300 001 and above	R86 000 + 40% of the amount above R300 000
Rebates		Rebates
Primary	R5 800	Primary	R6 300
Secondary	R3 200	Secondary	R4 500
Tax threshold		Tax threshold
Below age 65	R32 222	Below age 65	R35 000
Age 65 and over	R50 000	Age 65 and over	R60 000

The main adjustments are:

•	The primary rebate is raised to R6 300, increasing the income tax threshold by 8,6 per cent to R35 000. This grants significant real tax relief to low-income earners.

•	The tax threshold for taxpayers age 65 and over is raised from R50 000 to R60 000.

•	Income brackets are broadened, extending relief through the income distribution and offsetting the effect of inflation on the real tax burden.

The resulting distribution of the tax relief is as follows:

•	Threshold to R60 000	12,0%

•	R60 000 to R150 000	32,3%

•	R150 000 to R250 000	22,4%

•	R250 000 and above	33,4%.

The proposed relief for taxpayers over 65, together with a further increase in the interest exemption thresholds, represent a significant alleviation of the tax burden on retired persons. This, in turn, enhances the return on savings for retirement and is a further fiscal encouragement to save. For a retired couple with income only from interest-bearing deposits, approximately R2 million can be invested tax-free in 2005/06. The maximum tax-free income of a couple who take full advantage of the interest exemptions rises from R132 000 to R164 000.

The revised personal income tax schedules are set out in more detail in Annexure C.

Significant tax relief for pensioners

2005 Budget Review

Interest and dividend income exemption

Interest income exemption thresholds increased

The domestic interest and dividend exemption is currently R11 000 for taxpayers under age 65 and R16 000 for taxpayers age 65 and over. This exemption is an important benefit for those who rely on interest as their main source of income. As from 1 March 2005, the interest exemption threshold is increased to R15 000 – 36,4 per cent higher – for taxpayers under 65, and to R22 000 – 37,5 per cent up – for taxpayers aged 65 and over. It is also proposed to increase the proportion of the exemption applicable to foreign interest income and dividends from R1 000 to R2 000 per annum. These changes will result in a revenue loss of R310 million.

Encouragement of medical scheme membership

The current tax treatment of medical scheme arrangements allows an employer to pay two-thirds of the member’s contribution as a tax-free fringe benefit. This has the effect that the fiscal benefit, expressed as the tax-induced reduction in the price of medical scheme membership, rises from nil for individuals below the tax threshold to 26,7 per cent for those taxed at the maximum marginal rate of 40 per cent.

Reform of tax treatment of medical aid cover

With a view to encouraging broader medical scheme coverage, extending the tax benefit to self-employed individuals and achieving a more equitable tax treatment, it is proposed that the two-thirds tax-free provision should be replaced by a monthly monetary cap that takes into account the number of beneficiaries covered by medical scheme membership. This in effect provides complete tax relief for more affordable medical aid packages for low and middle-income families, while restricting benefits for more expensive packages.

The capping of medical aid contributions will have the further advantage of removing the tax-induced reduction in the marginal price of more expensive medical scheme options, which interferes with market discipline on medical scheme prices and costs. A discussion document will be released this year on the proposed reform. For administrative reasons, it will take effect on 1 March 2006.

Motor vehicle allowance

The deduction of deemed business expenses against a motor allowance has increased substantially over the years and has become a commonly used means of reducing tax liability, irrespective of actual business travel cost. The current formula creates a bias in the structuring of salary packages, particularly for higher income earners, encourages the purchase of higher value vehicles and unfairly influences household travel choices.

Residual value of vehicle to be taken into account

As from 1 March 2005, the deemed method for calculating fixed business travel cost will be adjusted by introducing a residual value element and by capping the car value at R360 000. The revision of the tables will recognise that five-year old vehicles commonly have a 30 per cent residual value. The deemed private kilometres will be increased from 14 000 to 16 000, and to 18 000 in 2006.

Chapter 4: Revenue trends and tax proposals

Simultaneously, the deemed maintenance and fuel costs are to be adjusted to reflect the latest applicable average running cost rates for motor vehicles, and will be annually reviewed in future. In line with these adjustments, the monthly taxable value of a company car is to be increased from the current 1,8 per cent to 2,5 per cent effective from 1 March 2006.

These structural changes will translate into additional revenue of approximately R1,7 billion, but it is recognised that this will accrue to Government only when 2006 tax assessments are finalized in 2006/07. Taxpayers would therefore be well-advised to exercise caution in their cash-flow management during 2005/06 and to anticipate higher top-up tax payments during the latter half of 2006.

Travel allowance change to yield R1,7 billion

For VAT purposes, the value for the deemed supply of the right of use of a motor vehicle is determined by applying a percentage to the determined value of the vehicle. In light of the proposed changes to the motor use fringe benefit system, the percentages and amounts prescribed by the Minister for VAT purposes will also be adjusted, and will be published in the Government Gazette.

Related VAT changes on deemed motor vehicle use

Curtailing subsistence allowances as a salary structuring

Many employers compensate their employees for work-related travel, including advances to cover travel subsistence. Currently, an exclusion from taxable income is available on a per diem basis, which obviates the need to maintain receipts for travel expenses incurred. Unfortunately, some employees and employers are relying on this mechanism in order to artificially reduce and postpone employees’ tax obligations. Government will accordingly seek to eliminate this form of salary structuring by requiring a more direct and immediate link between a tax-free subsistence advance and anticipated travel. Tax-free advances for travel without fixed dates or for travel long after the advance is paid will no longer be condoned. The foreign travel per diem limits will also be revisited in order to align these more closely with prevailing foreign country costs.

Withholding tax on visiting entertainers and sportspeople

Like all visiting foreign workers, visiting entertainers and sportspeople are responsible for paying South African tax on their South African source income. However, tax compliance is poor. Problems in enforcement mainly stem from the short-term nature of the local events and the substantial quantum of the tax liability. It is therefore proposed, in line with international practice, to introduce a final withholding tax regime on the gross payments to visiting entertainers and sportspeople. These will be set at 5 per cent for visiting residents of African countries and 15 per cent for residents of other countries. The lower rate for African residents recognises the special nature of South Africa’s relationship with other African countries.

More stringent measures to arrest excessive claims for travel expenses

2005 Budget Review

Promoting visiting skilled expatriates

Alleviating the capital gains tax burden for visiting skilled expatriates

Government recognises the need to encourage visiting expatriates with scarce skills. Taking into account industry submissions in this regard, the introduction of the residence basis of taxation was therefore accompanied by a window period of three years for expatriates to reside in South Africa without being regarded as tax residents.

It has now become apparent that recent changes to the tax resident definition are imposing an undue burden on skilled expatriates, especially when considered in combination with the new capital gains tax. Subsequent experience and international benchmarking have indicated that this concession should be revisited. Consideration is therefore being given to possible changes to the tax resident definition to allow for extended South African visitation. As an alternative, tax amendments could seek to alleviate the capital gains tax burden on foreign assets acquired before entry into South Africa (as well as certain subsequently acquired foreign assets). These envisaged tax changes will be informed by international competitiveness concerns and the need for administrative simplicity.

Transfer duty

Transfer duty reduced

The purchase of fixed property is subject to transfer duty on a sliding scale when bought by natural persons and at a fixed rate of 10 per cent for properties acquired by juristic entities. In the case of fixed property bought by natural persons, the first R150 000 is not subject to transfer duty. Given the steep increases in property prices during the last few years, it is proposed to increase the exempt threshold from R150 000 to R190 000 and the second threshold from R320 000 to R330 000 with effect from 1 March 2005.

Table 4.7 Proposed rates of transfer duty, 2005/06

Property value	Rates of tax
R0 – R190 000	0%
R190 001 – R330 000	5% on the value above R190 000
R330 001 and above	R7 000 plus 8% on the value above R330 000

The proposed new duty rate structure will reduce the tax burden on a property transaction of R320 000 by R2 000. This proposal will result in a revenue loss of R450 million.

Table 4.8 Current and proposed transfer duty

	Current	% of	Proposed	% of
Property value	duty	value	duty	value
R180 000	R1 500	0,8%	R0	–
R250 000	R5 000	2,0%	R3 000	1,2%
R320 000	R8 500	2,7%	R6 500	2,0%
R350 000	R10 900	3,1%	R8 600	2,5%
R500 000	R22 900	4,6%	R20 600	4,1%
R750 000	R42 900	5,7%	R40 600	5,4%
R1 000 000	R62 900	6,3%	R60 600	6,1%

Chapter 4: Review trends and tax proposals

Tax relief on business income

Reduction in corporate tax rate

Internationally, a clear trend is emerging towards reduced taxation, or increased tax exemption levels, for business income. Corporate tax rate reductions have been implemented in many countries, motivated by the imperative of competing for scarce foreign direct investment, minimising incentives for tax avoidance and reducing distortions due to the imposition of high taxes. International practice is also informed by increasing evidence that a lower corporate rate together with a robust tax structure is fiscally more sustainable than the erosion of effective rates through a proliferation of special tax allowances.

Trend towards lower corporate tax rates rather than allowances

Globally, a general disillusionment in respect of tax incentives has set in, as governments seldom have a clear quantitative and qualitative understanding of their effectiveness or revenue impact. A moderate statutory rate structure, with a graduated lower rate regime for incorporated small businesses, from the perspectives of transparency, administrative simplicity and economic efficiency, is the preferred policy route. It is accordingly proposed that with effect from 1 April 2005, the South African corporate income tax rate will be reduced from 30 per cent to 29 per cent. This proposal is estimated to reduce total tax revenue by R2 billion.

The reduction in the general corporate tax rate necessitates corresponding changes to other rates linked to that rate:

•	The tax rate for South African branches or agencies of a foreign company will be reduced from 35 per cent to 34 per cent.

•	The rates for company policyholder funds and corporate funds of long-term insurers will be reduced from 30 to 29 per cent.

•	In the case of gold mining companies not exempt from the STC, the new formula for gold mining income will be Y = 35-175/x (formerly, Y = 37-185/x); and in the case of gold mining companies opting to be exempt from the STC, the new formula will be Y = 45-225/x (formerly, Y = 46-230/x), with the rate for non-mining income reduced from 38 per cent to 37 per cent.

•	The tax rate for an employment company will be reduced from 35 per cent to 34 per cent.

Reduction in headline corporate tax rate from 30 to 29 per cent

Lapsing of Strategic Industrial Projects Programme

South Africa has over the recent past implemented a strategic industrial investment incentive scheme, which provided R10 billion in special tax allowances for qualifying investments, subject to their implementation within a period of four years. The programme will lapse at the end of July 2005. It has served its purpose, and an interdepartmental task team will now review the lessons from this programme. This year’s business income tax proposals, together with the already enacted 40:20:20:20 tax depreciation regime for manufacturing assets, will provide significant impetus for fixed capital formation without the uncertainty of an adjudication process.

Policy review of the SIP programme

2005 Budget Review

Introduction of tonnage tax regime to stimulate the South African shipping industry

Decline of ship registrations

South Africa primarily depends on maritime trade, with over 90 per cent of exports and imports conducted via international shipping routes. Unfortunately, foreign-registered vessels almost solely provide this service, as only one vessel remains on the South African Ships Register (down from 50 vessels in the 1970s). One of the reasons for the decline has been the rapidly changing international tax environment, which has rendered the South African system very unfavourable for ship owners.

Introduction of a tonnage tax with implementation in 2006

The introduction of a tonnage tax regime, which taxes shipping companies at fixed rates according to the size of their ships, and not according to the company’s business income results, will lower the effective tax rate paid by such companies, making the South African tax environment for shipping more competitive. Tonnage tax regimes have been successfully implemented in other countries such as Belgium, India, Ireland, the UK and the Netherlands with almost immediate positive outcomes in terms of related business activities.

This proposal is part of a coordinated transport strategy led by the Department of Transport, which aims to revive the flagging maritime industry. South Africa hopes to signal to the rest of the world its seriousness in growing the South African ships register. It is proposed to draft legislation in 2005 with a view to introducing the regime in the following fiscal year. This should give ship owners enough time to adjust their view of the South African business environment before the new regime is actually implemented.

Facilitating company restructurings

Relaxation of provisions relating to company restructurings

A few years ago, Government revised the tax treatment of company restructurings in support of more efficiently realigned business structures. However, the regime is proving to be overly restrictive in practice. Of special concern are the various percentage requirements, such as ‘the 75 per cent’ shareholder threshold for intra-group tax-free transfers. It is proposed to reduce this threshold to 70 per cent as it accommodates other government regulations and guidelines. In addition, the 75 per cent look-through test for determining passive financial instrument company status may be too high in the case of domestic and foreign restructurings involving multi-tier company structures. The ‘more than 25 per cent threshold’ for tax-free formations is also unduly hindering company formations when multiple parties seek to form a company. Both thresholds will accordingly be reduced. Other lesser anomalies hindering restructurings and avoidance loopholes will be addressed as time permits.

Refining film incentives

Growing interest in the South African film industry is a welcome development. However, some film schemes involve complex and disguised ‘sale/leaseback’ or ‘lease in/lease-out’ arrangements that

Chapter 4: Revenue trends and tax proposals

involve little or no commercial risk and may even carry no connection to the South African film industry. As a result, the tax incentives for films must be refined to achieve their intended goal. Alternative forms of targeted tax relief will be considered, such as exempting government film grants, to encourage this promising industry.

Government grants

Government has introduced a uniform system of dealing with the value-added tax in the context of government grants to public entities as well as in the context of government grants to private parties. It is appropriate to take a first step in this direction in terms of the Income Tax Act. The current system of exempting certain grants from income tax will be replaced with a more comprehensive system for exempting Government’s cash grants.

Financial transaction tax relief for the new issue of company shares

Government has steadily removed transaction taxes on financial instruments. However, equity shares still remain fully within the tax net. While these tax charges per transaction are generally light, they can be substantial when a company issues new shares upon formation or upon raising capital via equity financing. The resulting tax non-neutrality between debt and equity capital makes little economic sense because equity financing offers companies better flexibility in terms of payments over the long-term than debt financing. In order to address these concerns, all financial transaction taxes will be eliminated on the issue of shares (while providing appropriate safeguards to ensure that this exemption is not used as a tool to eliminate financial transaction taxes imposed on sales between shareholders). This proposal will take effect from 1 January 2006.

Removal of financial transaction taxes on debit entries

Income tax exemption for Government’s cash grants to private sector

Government and the public alike have become increasingly concerned about the high cost of banking charges in South Africa, often with a disproportionate impact on low-income individuals and small businesses. The introduction by the banking sector of low-cost Mzansi accounts, in keeping with Financial Sector Charter commitments, is a welcome step forward. Government is mindful of the fact that financial transaction taxes on debit entries add further costs on top of private banking charges. It has accordingly been decided that stamp duties on all debit entries should be eliminated with effect from 1 March 2005, at a cost of R350 million.

Business activities of public benefit organisations

Phased elimination of financial transaction taxes

The income tax system provides exemption for public benefit organisations (PBOs) engaged in various forms of non-profit activities. As part of these overall requirements for exemption, any business undertakings in excess of certain limits results in termination

PBOs will be able to conduct taxable activities

2005 Budget Review

of PBO tax exempt status. Subsequent experience in this area reveals that this ‘all-or-nothing’ approach is impractical because PBOs must be self-sustaining in order to survive. Government has accordingly decided to allow for a system of partial taxation. Under this approach, business activities of a PBO in excess of the prescribed limits will become fully taxable without undermining the exemption for the underlying public benefit activities. Consideration will be given to reviewing the business limits as well as the application of this partial tax system to other exempt organisations, such as sport clubs, as well as the interaction of all these entities with trusts.

Tax stimulus in support of small businesses

Graduated tax rate structure and accelerated depreciation

Tax benefits for small businesses

As part of a broader initiative to encourage and support small business development, further income tax relief for this sector is proposed in the 2005 Budget. The proposed measures should significantly increase cash flow for small businesses, contributing to the surplus available for reinvestment, thereby supporting business growth and employment. The tax reform measures are designed to be accompanied by minimal administrative and compliance costs.

Small business tax relief extended to personal services

Firstly, the category of small business companies eligible for relief will be expanded to cover personal services, in recognition of their prominence as an engine of growth within the wider small business sector. Small businesses primarily engaged in the provision of personal services will now be fully eligible for relief as long as these businesses maintain at least four full-time employees for core operations. This employee requirement ensures that the new incentive will be directed toward businesses that are capable of enhancing employment.

Increased turnover limit

Secondly, the turnover limit for eligible companies will be increased from R5 million to R6 million.

Graduated company rate structure for small businesses

Thirdly, under the new regime, qualifying small businesses will be subject to the following rate structure:

•	R0 – R35 000 of taxable income	-	0%
•	R35 001 to R250 000 of taxable income	-	10%
•	R250 001+ of taxable income	-	29%

Three-year accelerated tax depreciation write-off period for all non-manufacturing assets

Finally, small businesses will also benefit from a simplified and enhanced depreciation regime to encourage fixed capital formation. These companies will now be eligible for a depreciation write-off at a 50:30:20 per cent rate over a three-year period for all depreciable assets, while manufacturing assets will retain their immediate 100 per cent write-off. The current R20 000 double deduction for start-ups will be removed, in view of the new improved tax rate structure. These rate adjustments, and the inclusion of personal services, will take effect from 1 April 2005 at a cost of R1,4 billion.

Chapter 4: Revenue trends and tax proposals

Administrative measures in support of small businesses

In 2004, the SARS undertook to review the administrative and tax compliance concerns of small, medium and micro-sized enterprises. Stemming from this initiative, SARS held extensive workshops and consulted widely with various stakeholders, from Government and industry. Valuable inputs were received from all these stakeholders and SARS compiled a list of issues that ranged from those that related directly to tax administration and policy, to issues arising from other government departments’ regulatory practices.

In line with successful economies’ practices, Government believes that vibrant entrepreneurship constitutes a key ingredient for higher economic growth and wealth creation. A thriving and dynamic small business sector must be nurtured as it increases competition and challenges established businesses to provide goods and services at lower cost, and indirectly supporting consumers’ rights.

Tax compliance burden of the small business sector reviewed

Enabling small business

The 2005 Budget heralds the beginning of a process of structural change that is intended to reduce compliance costs and provide a more enabling environment for small business. Differentiated responses are proposed according to business size, which will permit a smooth transition between the different firm sizes and their commensurate increase in compliance obligations. A set of responses is also proposed to encourage informal businesses to migrate to the formal sector.

The proposals below represent a set of interventions that demonstrate Government’s commitment to assisting small business while permitting space for a broader package of interventions to be fully understood, agreed, and prepared for implementation.

•	Community tax helpers: SARS will be deploying staff freed by its restructuring and greater efficiency to visit small businesses to help them with and educate them about registration, return completion, and businesses’ tax obligations.

•	Small businesses help desks: SARS will make dedicated facilities available for small business in its call centre and offices. This will be coupled with extended hours for the call centre and selected offices.

•	Accounting and payroll packages for small businesses: SARS will make accounting and payroll packages available to small businesses both in the form of software that can be installed on the small businesses’ existing computer equipment and web based systems running on SARS web servers that will be accessible over the internet or kiosks that SARS will set up.

•	Small retailers VAT package (VAT retail scheme): The small retailers VAT package, which was announced as the VAT retail scheme in the 2004 Budget Review, will be ready for implementation on 1 April 2005. This package provides for a simplified method of accounting for VAT for businesses with a turnover of less than R1 million — mainly in the retail sector — that do not have access to cash registers that can distinguish between zero rated and standard rated sales.

•	Focus on VAT education: In order to assist small businesses that have difficulty in understanding the VAT process and rules, a specific initiative on VAT education will be undertaken.

Establishing and growing a small business brings with it many responsibilities for the entrepreneur, of which tax compliance is one. But small businesses should not be obliged to spend an inordinate amount of time and energy in understanding and complying with the tax rules. Government therefore seeks to introduce for small businesses a simple, modern and fair tax system which is also adaptable to changes in the business environment and enables the revenue authorities to collect taxes that are due efficiently. A wide-ranging programme of administrative measures to support small businesses will be implemented over the next three years.

Three year programme to support small business

2005 Budget Review

VAT return filing every four months

Small businesses regard the filing of VAT returns as a substantial part of their compliance costs. This is partially due to the requirement to file itself and partially due to the need to maintain accurate and up-to-date accounting records in order to complete the return.

Fewer VAT filings

As a further measure to keep the VAT compliance costs of small businesses to a minimum while providing a more gradual entry into the VAT system and to assist with the cash flow, a VAT return every four months is proposed, instead of the current two-monthly filing, for small businesses with an annual turnover of less than R1 million. Registered VAT vendors may elect to remain on the two-monthly return cycle if so desired. This cash flow relief comes into effect from 1 August 2005 at an estimated cost of R275 million.

Skills development levy

The threshold for skills levy obligations to be raised to R500 000

The skills development levy was introduced in 2001 to provide funding for the training and upgrading of skills levels of the workforce. Currently, businesses with a payroll of more than R250 000 per annum or with at least one employee registered for PAYE are required to account for the skills development levy. As part of the initiative to provide relief for small businesses and to reduce the compliance costs of small businesses it is proposed to increase this threshold to R500 000 and to drop the requirement that businesses must account for the skills development levy if at least one of their employees are registered for PAYE. This additional tax relief measure comes into effect from 1 August 2005 at an estimated cost of R92 million.

Small public benefit organisations

Public benefit organisations must complete a comprehensive application form, provide extensive supporting documentation, and submit detailed annual returns for their tax-exempt status. These standards operate as an important safeguard for the tax system but can be overly burdensome for small organisations. Government will introduce a simplified registration process and annual tax return procedure for small public benefits organisations in order to reduce their initial and ongoing compliance burden.

Tax measures to facilitate environmental sustainability

Government’s policies aim to ensure environmental sustainability

In line with the policy objectives underlying the Millennium Development Goals, South Africa seeks to integrate the principles of sustainable development into government policies and programmes, including responsible stewardship of environmental resources. Government is keen to make a serious beginning during 2005 by engaging with a wide spectrum of stakeholders on drafting legislation for the imposition of environmental charges. These structural changes could firstly make resources available for the introduction of clean

Chapter 4: Revenue trends and tax proposals

technologies in support of the environment, as required by our Constitution, and secondly, alleviate fiscal pressures on employment income.

Encouraging investments in renewable energy

In 2004, Government provided accelerated depreciation for investments in bio-diesel and bio-fuels. Building on this initiative, it is now proposed to extend accelerated depreciation to other forms of environmentally friendly energy sources. Renewable energy investments, such as solar energy and windmill technology, will benefit from a tax-depreciation write-off of 50:30:20 per cent over three years.

Rehabilitation reserve funds

Government has long recognised the need for providing tax relief in the case of mining rehabilitation funds required by the Department of Minerals and Energy. Other sectors, such as the chemical and electricity generation industries, are subject to similar reserve requirements in terms of regulatory policies of the Department of Environmental Affairs and Tourism. Government is therefore planning to extend comparable tax relief for these forms of contingency reserves in 2005 or 2006 (depending on the outcome of consultations with the Department of Environmental Affairs and Tourism). Simultaneously, the tax treatment of mining rehabilitation funds will be re-examined in order to address certain anomalies as well as to consider extending relief for other forms of mining rehabilitation fund set-asides.

Anti-avoidance measures

Overhaul of the general anti-avoidance rule (“GAAR”)

3-year write-off for renewable energy technology

A review of schemes giving rise to many of the tax amendments of recent years indicates the myriad of ways in which taxpayers seek to undermine tax principles. Many of these contrivances demonstrate disparities between legal form and economic substance. Some of these contrivances (such as hybrid instruments) illustrate how taxpayers attempt to distort the law by calling an instrument one thing for legal and tax purposes while that same instrument provides economic features yielding the opposite effect. Other contrivances involve circular cash flows, multiple and temporary structures as well as extraneous steps added to an otherwise valid transaction.

Many countries have general anti-avoidance rules (GAARs). These provisions seek to overturn tax-motivated transactions violating economic substance despite the legal form. Section 103 of the Income Tax Act, the South African GAAR is based on antiquated notions of legal form and intent. The problem is exacerbated by formalistic judicial interpretations that undermine the legislation’s ultimate goal of curtailing tax avoidance schemes that undermine the Income Tax

Aggressive tax planning practices undermine legislative intent

2005 Budget Review

Act’s underlying policy, which is to tax in full the enhancement of net economic wealth. A discussion paper regarding the proposed new format of section 103 is to be circulated for comment this year.

Offshore banking centres

Residence-based income tax system must balance international competitiveness with effective tax measures arresting undue tax deferral

When South Africa shifted to a worldwide tax system, one key concern involved the treatment of South African controlled foreign subsidiaries. The overall treatment of these subsidiaries represents a difficult balance between preventing artificial outflows (requiring immediate taxation), and maintaining international competitiveness (requiring exemption). Offshore banking and other forms of financing only serve to highlight this dilemma. In order to achieve this balance, the tax system contains requirements specifically tailored for South African controlled foreign banks. For instance, tax-free treatment applies only to banks, insurers, dealers or brokers having a license or registration that allows for foreign subsidiary operations to be conducted with local country clients to the same extent as locally controlled operations. The purpose of these rules is to ensure that the above operations are stand-alone active businesses (as opposed to company treasury activities) and to ensure that these operations are located outside countries that utilise harmful tax practices in an attempt to poach South African tax base. Recent experience with the South African controlled foreign company rules requires that the residence-based income tax system be improved.

Rules related to harmful tax practices by tax havens to be reconsidered

New offshore legislation of certain tax havens reveals that certain tests (i.e., the banking license/registration rule for finance operations) are no longer effective to prevent the impact of harmful tax practices by tax havens. It has also been discovered that current tax legislation may inadvertently inhibit legitimate offshore financing operations by South African banks (such as vehicle financing). In view of these circumstances, Government will reconsider the rules in this area.

Bribes, penalties and other illegal activities

South African tax law does not specifically address bribes, penalties and other forms of illegal activity. This leaves open the possibility that a business might seek to deduct a bribe purportedly incurred in the production of income. Deductions of penalties and fines might be subject to similar reasoning. Arguments have also been advanced to the effect that amounts generated from criminal activity do not qualify as taxable income. These matters need to be addressed both as a matter of good governance and to clarify the tax law. The proposed changes will reinforce South Africa’s anti-corruption drive.

Chapter 4: Revenue trends and tax proposals

Taxes on goods and services and international trade

Value-added tax place of supply rules

VAT place of supply rules will be clarified this year to provide certainty with regard to the responsibility and accountability for VAT in the case of certain international transactions, including service related transactions and purchases via the internet (e-commerce).

Excise duties on alcoholic beverages

This is the second year of the phasing-in of agreed tax burdens (excise duties plus VAT) on alcoholic beverages, set at 23 per cent on natural wine, 33 per cent on clear beer and 43 per cent on spirits.

The proposed increases in the respective excise duties range from 9,4 per cent to 20 per cent and come into effect on 23 February. These adjustments are expected to raise about R690 million in additional revenue. In addition, the SARS has issued a revised structure of rebates for excise duties. This step will simplify the administration of such rebates and will ensure that such rebates are fairly made available within a clear policy framework.

Excise duties on tobacco products

The 52 per cent total tax burden (excise duties plus VAT) is to be maintained. Excise duties on tobacco products will increase between 7,5 per cent and 14,9 per cent with effect from 23 February and are expected to raise about R620 million in additional revenue.

Tobacco tax increases ranging from 7,5 to 15 per cent

2005 Budget Review

Table 4.9 Changes in specific excise duties, 2005/06

			Estimated
		Proposed	additional	Change in excise duty
	Current excise	excise duty	revenue
Product	duty rate	rate	R million	Nominal	Real
Malt beer	R30,73c / litre of absolute alcohol (52,24c / average 340ml can)	R33,65 / litre of absolute alcohol (57,20c /average 340ml can)	390,0	9,5%	5,3%
Traditional African beer	7,82c / litre	7,82c / litre	–	0,0%	-4,2%
Traditional African beer powder	34,7c / kg	34,70c / kg	–	0,0%	-4,2%
Unfortified wine	117,1c / litre	140,52c / litre	65,5	20,0%	15,8%
Fortified wine	232,87c / litre	263,14c/ litre	10,4	13,0%	8,8%
Sparkling wine	323,32c / litre	387,99c / litre	5,1	20,0%	15,8%
Ciders and alcoholic fruit beverages	153,74c / litre (52,27c / average 340 ml can)	168,24c / litre (57,20c / average 340 ml can)	29,0	9,4%	5,2%
Spirits	R45,84c / litre of absolute alcohol (R14,78 / average 750 ml bottle)	R50,42 / litre of absolute alcohol (R16,26 / 750 ml bottle)	190,0	10,0%	5,8%
Cigarettes	452,8c / 20 cigarettes	504,87c / 20 cigarettes	577,6	11,5%	7,3%
Cigarette tobacco	695,17c / 50g	747,30c / 50g	0,2	7,5%	3,3%
Pipe tobacco	170,79c / 25g	190,60c / 25g	41,3	11,6%	7,4%
Cigars	R28,36 / 23g	R32,59/ 23g	0,9	14,9%	10,7%

General fuel levy

5 cents/litre general fuel levy increase for petrol and diesel

It is proposed that the general fuel levy on petrol and diesel be increased by 5 cents per litre to 116 cents and 100 cents per litre respectively with effect from 6 April 2005. For petrol this constitutes an increase of 4,5 per cent and for diesel a 5,3 per cent increase. These adjustments are broadly in line with inflation and will result in a marginal reduction in the fuel tax differential between petrol and diesel. The proposed increase in the fuel levy will raise approximately R950 million in additional revenue for 2005/06.

Diesel rebate for primary producers increased by 3,14 c/litre

At the same time, it is proposed to increase the diesel fuel concession refund percentage to producers in agriculture, mining and forestry from the current 38,8 per cent of the general fuel levy to 40 per cent. The actual concession will increase from 36,86 to 40 cents per litre. This adjustment comes into effect on 6 April 2005.

Introduction of new rules in respect of sub-contractors making use of the diesel refund system

The SARS and the National Treasury will during the course of 2005 undertake a review of the diesel refund system with the aim of identifying and eliminating potential abuse. Problems relating to sub-contractors that may not claim the diesel fuel refund and wet versus dry contracts will also be addressed.

LPG will not attract general fuel levy

After further consultation with stakeholders during 2004, liquid petroleum gas used for road transport purposes (Autogas) will not attract the general fuel levy due to administrative considerations. Given that individuals injured in motor vehicle accidents, where one or more such vehicles were powered by Autogas, may claim from the

Chapter 4: Revenue trends and tax proposals

Road Accident Fund it is suggested that the LPG Association and the Road Accident Fund come to an understanding in respect of a fair contribution towards the Road Accident Fund.

Table 4.10 Total combined fuel levy on leaded petrol and diesel, 2003/04 – 2005/06

	2003/04		2004/05		2005/06
	93 Octane		93 Octane		93 Octane
	petrol	Diesel	petrol	Diesel	petrol	Diesel
General fuel levy	101,0	85,0	111,0	95,0	116,0	100,0
Road Accident Fund levy	21,5	21,5	26,5	26,5	31,5	31,5
Customs and Excise levy	4,0	4,0	4,0	4,0	4,0	4,0
Equalization Fund levy	–	–	–	–	–	–
Illuminating Paraffin marker	–	0,2	–	0,2	–	0,2
Total	126,5	110,7	141,5	125,7	151,5	135,7
Pump price: Gauteng (as in February)[1]	392,0	355,1	408,0	347,5	420,0	384,5

Taxes as % of pump price	32,3%	31,2%	34,7%	36,2%	36,1%	35,3%

1.	Diesel (0,3% sulphur) wholesale price (retail price not regulated).

Octane differential

Following discussions between the Department of Minerals and Energy, the petroleum industry, motor vehicle manufacturers and other stakeholders, it was decided that the domestic octane structure of petrol will be changed as of January 2006 when 91, 93 and 95 octane will be made available inland as opposed to 93 and 95 octane at the coast. For purposes of fuel efficiency, only some of the newer vehicles require 95 octane petrol in the inland. Therefore, given limited fuel refining capacity as well as the need to limit octane wastage in inland areas, it will be necessary to manage the inland uptake of 95 octane petrol. It is therefore proposed to introduce a demand management levy on 95 octane petrol from 1 January 2006 for inland areas only.

Road Accident Fund levy

It is proposed to increase the Road Accident Fund levy on petrol and diesel by 5 cents per litre, from 26,5 to 31,5 cents per litre. This higher than inflation adjustment of 18,9 per cent will seek to stabilise the financial position of the Road Accident Fund. The increase comes into effect on 6 April 2005.

Base oils for lubricating

Increase Road Accident Fund levy by 5c/litre

After consultation with all the relevant stakeholders, it was decided to abolish the excise duty on base oils for lubrication with effect from 1 April 2005. The duty of 20 cents per 100 litres has been at this level for many years. The revenue potential of this duty is very limited (R700 000 per annum) and industry has put in place adequate financial measures to address the environmental consequences of disposing of such oils.

Scrapping of excise duty on lubrication base oils

2005 Budget Review

Air departure tax

The air passenger departure tax will be increased to take account of inflation. The tax on international departing passengers within the SACU region will be increased from R55 to R60. For international departing passengers travelling to destinations outside the SACU region the tax will be increased from R110 to R120. These increases come into effect 1 August 2005 and will raise approximately R32 million in additional revenue.

Regional Service Council (RSC) levies and Joint Services Board levies

RSC levies to be replaced

It is proposed to abolish the RSC levies on 30 June 2006, to be replaced with alternative tax instruments or funding arrangements to ensure the continued independence and financial viability of municipalities. The alternative tax instruments and or funding arrangements will be finalised in consultation with all stakeholders by the end of September 2005 in order to enable draft legislation to be tabled before the end of 2005.

A recent Supreme Court of Appeal decision has ruled that dividends paid to certain holding companies are subject to RSC levies. In order to create certainty and to limit the impact of this ruling on businesses, the RSC Act will be amended with a view to limiting the retrospective collection of RSC levies in these instances. A prescription period will be included in the RSC Act.

Taxes on international trade and transactions

Elimination of ad valorem excise duties on sun protection products and certain digital video cameras

It is proposed to eliminate the ad valorem excise duties on cosmetic sun protection products with a sun protection factor of 15 and more. This is to ensure that preventative products that could help to limit the incidence of skin cancer are available at reasonable prices. In addition, digital video cameras with a value in excess of R15 000 will not be subject to the ad valorem excise duty as such cameras are used almost exclusively for commercial purposes to produce films and TV programmes. These proposals take effect from 1 April 2005 at a cost of R10 million.

Measures to enhance tax and customs administration

Tax policy design and administration reforms are coordinated for the attainment of Government’s fiscal objectives

It is well established internationally that tax and administrative policy must operate in an interactive way to achieve government’s fiscal policy goals. Tax administration has underpinned tax policy in an environment characterised by substantial tax and trade policy changes over the past five years, matched by fundamental tax administration reforms. As an example, while the residence basis of taxation, the EU trade agreement, and other tax and trade policy changes were introduced, the SARS fundamentally reorganised its operations along process lines, with greater emphasis on risk assessment, enforcement for non-compliant taxpayers and enhanced service for compliant taxpayers.

Chapter 4: Revenue trends and tax proposals

Reducing compliance costs and enhancing service

A number of key service initiatives by SARS will be introduced in 2005/06, benefiting the broad taxpaying community and tax practitioners.

Single registration for all tax products per taxpayer

Taxpayers registering for the first time will be able to register for all taxes SARS administers using a single form and process.

e-Filing to be extended to a number of new tax instruments

In order to streamline return processing, payments and refunds, compulsory e-filing for PAYE and VAT returns for large taxpayers with a turnover in excess of R30 million per annum will be introduced. Other e-filing initiatives include:

•	The e-stamp initiative with effect from 1 April 2005

•	Individual returns in respect of taxpayers only earning a salary and investment income below the exempt thresholds

•	Transfer duty

•	Tax on retirement funds

•	Secondary tax on companies

•	Air passenger tax

•	Applications for tax clearance certificates for tenders.

In order to expedite the awarding of tenders and reduce the incidence of fraudulent certificates, the tax clearance system will allow government procurement officers access to the tax status of applicants that have given consent to such access.

Full view of account for taxpayers and tax practitioners

Compulsory e-filing for large taxpayers

Taxpayers will be able to view their account information and balances in respect of their core taxes through the e-filing system. This facility will also be extended to tax practitioners representing taxpayers.

Single national call centre access number for tax and customs

Electronic view of taxpayers’ accounts

At present different call centre numbers are used depending on the region in which a taxpayer is based. There is also no Customs call centre to handle traders’ calls. A single national call centre access number will be created that will enable a single point of entry for both tax and customs enquiries.

Taxpayer relationship managers at the Large Business Centre

From the second half of this year, dedicated taxpayer relationship managers will be in place per sector at the Large Business Centre, allowing taxpayers a single point of entry to the centre.

Single national call centre will be created

2005 Budget Review

Trade facilitation and economic security

Implementation of trans-national electronic corridors on NEPAD priority corridors

Increased customs cooperation between Namibia, Botswana and South Africa

The Trans-Kalahari Corridor pilot project was initiated as a tri-lateral initiative between the governments of Namibia, Botswana and South Africa. It has resulted in the successful implementation of inter alia a single administrative document as well as the introduction of simplified customs transit procedures and increased cooperation between the customs administrations of the three countries. The success of this seamless processing initiative will now be extended to the Maputo Development Corridor.

Single administrative document for all customs declarations

Introduction of single multi-purpose customs declaration

In order to significantly reduce red tape, minimise processing times and delays at borders for traders and transporters, a single multi-purpose customs declaration for the importation, exportation and transit movement of goods across borders will be introduced.

One stop border posts at selected border posts

Joint customs control instituted at major commercial ports of entry

At the core of the one-stop concept is the ability of border authorities to perform joint controls. Joint controls secure improved enforcement efficiencies in several ways and reduce long delays in processing commercial vehicles at border posts. It is envisaged that joint customs controls will be put in place at South Africa’s major commercial ports of entry.

Implementation of a single window linking SA government departments and foreign customs administrations

Single document registration facility for importers and exporters

Traders currently have to interact with a number of government authorities when importing and exporting goods and, as a result, have to complete various documents. A single window linking government departments and foreign customs administrations will enable exporters to provide information on import and export transactions to one government authority that then shares the information with the other interested parties, hence reducing costs and saving time. SARS has already started to interact with some other government authorities, and it is expected that this initiative will further streamline import and export control processes and contribute to trade promotion.

Broadening the tax base and reducing non-compliance

Increasing the number of people in the tax system

Enforcing registration for income tax purposes

Legislation has been passed making it compulsory to register for income tax when liable. SARS intends to ensure that the legislation is applied by the cross-referencing of data and accessing of third party information.

Chapter 4: Revenue trends and tax proposals

Mobile X-ray scanners and high visibility roving anti-smuggling teams

Ten state-of-the-art mobile X-ray scanners will be acquired and will serve to inspect both imports and exports at selected ports of entry. Furthermore, high-visibility roving anti-smuggling teams, backed up by canine units, will also be introduced.

Identifying undisclosed income

New monitoring technology at ports of entry

Two key risk areas have been identified for special focus in the coming year. Firstly, with the substantial increase in the value of property transactions in recent years, it has come to SARS’ attention that there is an increase in under-declaration of income in respect of property transactions. Secondly, attention will be given to income diversion and aggressive tax planning by individuals with substantial wealth. A high net worth individuals sector will be established at the Large Business Centre during this year.

Voluntary disclosure dispensation

Investigative unit for high net worth individuals

One of the barriers to taxpayers coming forward voluntarily to correct their failures to meet their tax obligations is the fear of SARS and the tax burden that they will be assuming. In order to lower this barrier, it is proposed that a voluntary disclosure dispensation be made available to taxpayers who have failed to meet any of their tax obligations, for example, through non-registration, non-disclosure of income or deductions of fictitious expenditure. This dispensation will allow for the waiving of penalties or additional tax provided that the taxpayer wishing to participate in the dispensation approaches SARS voluntarily before an investigation of his or her affairs has commenced.

Aggressive tax avoidance

Introducing voluntary disclosure dispensation

The issue of aggressive tax avoidance remains a concern. Although good progress has been made in the financial services sector, a number of large schemes in this sector and others remain points of contention, which will receive attention during the coming year. In order to reduce uncertainty, limit legal costs, and expedite the resolution of the outstanding cases, SARS would welcome voluntary approaches by participants in such schemes to reach settlements on a mutually acceptable basis.

Countering abuse of incentive schemes

There are indications that some of the incentive schemes offered by Government are abused. Two specific focus areas have been identified for further action in the coming year. In respect of the Motor Industry Development Programme, fifty companies have been earmarked for audit during this fiscal year. Abuse in the area of Duty Credit Certificates has also been identified. Certificates are being falsified and traded in. To combat such practices, a register of all participants in these schemes will be consolidated.

Voluntary approaches to resolve outstanding tax avoidance cases

2005 Budget Review

Administrative issues requiring separate bills

Tax Practitioner Bill

Establishing Tax Practitioners’ Board

The regulation of tax practitioners has been sub-divided into two phases. The first phase introduced in the Revenue Laws Amendment Act of October 2004 is an interim step in order to obtain sufficient data to assist in clearly establishing final registration requirements. The second phase will involve the establishment of an independent Tax Practitioners’ Board, which will regulate tax practitioners.

Tax Administration Bill

Introduction of Tax Administration Bill to eradicate duplication of administrative provisions

SARS is in the process of drafting a Tax Administration Bill, which will be published later this year for comment. The purpose of this Bill is to incorporate into one piece of legislation certain generic administrative provisions, which are currently duplicated in the different tax Acts. These provisions include, for example, the objection and appeal procedures, search and seizure provisions, provisions relating to secrecy and collection processes. It may become necessary, prior to the introduction of the Administration Bill, to refine or adjust pressing administrative issues by legislative amendment during the current legislative cycle.

5

Asset and liability management

South Africa has established itself as a credible and competitive borrower in both the domestic and foreign markets. In the past year, the RSA sovereign credit rating was upgraded by Moody’s Investors Service and placed on a positive review by Fitch Ratings, increasing the attractiveness of the country as a sought-after destination for investors seeking to diversify their investment portfolios. Prudent debt management helped to deepen the domestic capital markets, contributing to a reduction in state debt costs from 3,6 per cent of GDP in 2003/04 to 3,5 per cent in 2004/05.

In line with Government’s objective of diversifying its debt portfolio and creating premium savings instruments for the public, retail bonds have been successfully introduced.

Priorities for the year ahead include clarification of dividend policies of state enterprises, an assessment of treasury operations of state owned entities and a review of the mandates of development finance institutions, as part of Government’s broader restructuring strategy. The focus of Treasury’s risk management framework has shifted from managing capital market risks to include government-wide risk oversight, with a view to quantifying, monitoring and managing Government’s financial exposure across a broad set of contingent risks.

Continuous improvements in cash management processes have allowed the Government’s non-interest bearing liquidity buffer with the Reserve Bank to be reduced to R50 million. Investments of surplus cash in 2004/05 earned an estimated R1,7 billion in interest.

Introduction

The domestic bond markets continued their strong performance during 2004/05 on the back of the stronger rand, lower domestic inflation, lower interest rates and declining bond yields in major international markets. Prudent debt management in a volatile environment also contributed to the strong performance of the government bond market.

Economic conditions support domestic bond market

In line with Government’s debt management objective of reducing debt service costs subject to acceptable risk levels, the Treasury introduced competitively priced funding instruments spread across the yield curve, which created a smooth maturity profile of the domestic debt portfolio. It also contributed to lower debt service costs. The government debt portfolio was further diversified through the successful launch of RSA Retail Bonds in May 2004.

Smoother maturity profile eases debt service costs

2005 Budget Review

Moody’s upgrades SA credit rating

Foreign debt management over the past year focused on the refinancing of maturing foreign loans and the financing of the arms procurement programme. The RSA sovereign credit rating was upgraded by Moody’s Investors Service and placed on a positive review by Fitch Ratings. This contributed to a further narrowing of the sovereign risk premium on foreign debt.

This chapter provides a brief overview of the performance of South African bonds in domestic and foreign markets, a review of the financing of the 2004/05 borrowing requirement and the financing programme for 2005/06. It includes projections of state debt costs, a profile of Government’s debt portfolio and an update on asset and risk management operations.

Developments in South Africa’s debt markets

Domestic bond market developments

Higher bond yields in first quarter of 2004

Yields on government bonds increased during the first quarter of 2004 due to global uncertainty, especially volatility in the US dollar and euro markets. As a result, the yield on the five-year R153 (13,0%; 2009/10/11) bond increased from 9,0 per cent to 10,3 per cent.

Bond yields traded at record low levels during 2004

The strength of the rand against the US dollar in 2003 and 2004 led to decreasing inflation expectations and a rally in bond yields at the beginning of May 2004. The yield on the R153 bond declined from 9,8 per cent at the beginning of May 2004 to a record low level of 7,8 per cent in December 2004. Yields on inflation-linked bonds declined on average by 25 basis points (bps) during 2004. The yield on the R189 (6,25%; 2013) bond declined from 3,96 per cent to 3,74 per cent during the year.

Figure 5.1 Turnover in the domestic bond market, Rand/US$ exchange rate and R153 bond yield

Chapter 5: Asset and liability management

Although demand for fixed income assets has remained strong, turnover on the Bond Exchange of South Africa (BESA) declined by R2,3 trillion, from R10,7 trillion in 2003 to R8,4 trillion, in 2004. This is partially explained by the attractiveness of equity investments as economic conditions and corporate earnings improved.

Declining bond market turnover

After net sales of R8,1 billion worth of South African domestic bonds in 2003, foreign investors purchased a net R0,4 billion in 2004. This occurred in an environment of decreasing yields and a firming exchange rate.

Continued foreign investor demand

The turnover ratios of Government benchmark bonds are summarised in table 5.1. The R153 and the R194 bonds were the most liquid. The new bonds issued in 2004 – the R203 and R204 – are already showing good turnover ratios.

R153 and R194 bonds most liquid

Table 5.1 Turnover in domestic bonds, 2003 and 2004

	2003	2004
Bond	Turnover	Nominal	Market	Turnover
R billion	ratio[1]	issues	turnover	ratio[1]
Fixed income
R153 (13,0%; 2009/10/11)	33,5	97,1	2 761,4	28,4
R157 (13,5%; 2014/15/16)	19,9	53,8	1 049,8	19,5
R186 (10,5%; 2025/26/27)	10,3	31,8	301,1	9,5
R194 (10,0%; 2007/08/09)	26,7	70,9	1 904,6	26,9
R201 (8,75%; 2014)	4,9	27,3	345,9	12,7
R203 (8,25%; 2017)	–	10,1	137,4	13,6
R204 (8,0%; 2018)	–	4,2	44,2	10,5
Inflation linked
R189 (6,25%; 2013)	0,9	16,7	10,3	0,6
R197 (5,5%; 2023)	2,3	11,4	8,1	0,7
R198 (3,8%; 2008)	3,7	3,7	13,9	3,8
R202 (3,45%; 2033)	7,2	2,6	8,7	3,4

1.	Turnover ratio represents the market turnover divided by the nominal outstanding issue of a bond.

The development and depth of the domestic bond market have continued to improve, in response to the Treasury’s debt management reforms. A derivative market in fixed income instruments will soon be formalised, which is expected to further add to liquidity.

Domestic market continues to improve

Growth in the non-sovereign bond market continued in 2004, both in size and diversification in instruments. The low interest rate environment and low debt-to-equity ratios created favourable conditions for corporate institutions to raise funds in the debt market. Approximately R50 billion was issued in non-government bond securities. The market for securitised products has also expanded, with a total issuance of R28,2 billion of asset-backed securities.

Corporate bond issues continued to increase

2005 Budget Review

Municipalities re-entering capital markets

Alongside rising corporate activity, municipalities also entered the capital market. The City of Johannesburg issued two bonds to the value of R1,0 billion each in 2004. The turnover of municipal bonds on BESA reached R12,2 billion in 2004.

South Africa’s credit ratings in perspective

Rating agencies dealing with sovereign risks seek to assess the capacity and willingness of a sovereign government to service its debt within the maturity dates and in accordance with the conditions agreed upon with creditors at the time the loans were contracted. The outcome of such an assessment is translated into a certain rating. Each agency has its own rating taxonomy, generally on a scale of A,B,C and D. On the scale used by Standard & Poor’s and Fitch Ratings, the top rating is “AAA” and the bottom “D”, while with Moody’s Investors Service the top is “Aaa” and the worst is “C”. A lower rating reflects a higher probability of default and vice versa. Governments rated above “BBB-” or “Baa3” are known as “investment grade”, while those below BBB- / Baa3, fall into the “speculative grade” category. International investors make use of credit ratings as one basis for selecting between investment options.

Since 1994, South Africa’s credit ratings have steadily improved, reflecting progress in macroeconomic reform and economic conditions. South Africa was assigned an investment grade rating of Baa3 by Moody’s Investors Service in 1994, while Fitch Ratings and Standard & Poor’s assigned a speculative rating of BB.

Sovereign ratings measure the risk of a country defaulting on its foreign currency debt service obligations. Relevant factors in determining a rating include the ability of the economy to generate foreign currency, the magnitude of short term debt, total debt stock, and the level of international reserves as well as the ratio of external debt to current account receipts.

South Africa’s negative net open forward currency position (NOFP), which was finally cleared in 2004, was frequently cited by rating agencies as a critical source of external vulnerability. On the other hand, the recent increase in South Africa’s official gross foreign exchange reserves, which stood at US$ 15,1 billion at the end of January 2005, represent a material improvement in the country’s risk profile.

By 2005, South Africa had been upgraded by all three rating agencies to an investment grade (Moody’s Investors Service Baa1, Fitch Ratings and Standard & Poor’s BBB). In addition, the improved macroeconomic environment and the ability of South Africa to fund its entire borrowing requirement from the domestic market if necessary, have bolstered the country’s position in international capital markets. The subsequent tightening of premia contributed to the decline of debt service costs as a percentage of GDP from a high of 5,7 per cent in 1998/99 to a low of 3,5 per cent in 2004/05. Reduced debt service costs have enabled Government to channel significantly more resources to expenditure on public services.

Debt service costs and credit ratings history: 1994 -2004

South African issuances in international capital markets

In 2004/05, capital markets were volatile, primarily as a result of a weaker US dollar, higher oil prices, widening US current account and fiscal deficits, as well as the rising interest rate environment.

Chapter 5: Asset and liability management

Despite the volatility in the market, Government issued a US$1,0 billion 10-year global bond in May 2004, maturing in June 2014, with a coupon of 6,5 per cent. The coupon of 6,5 per cent was the lowest coupon achieved by South Africa for US dollar borrowing since South Africa accessed international capital markets in 1994. The spread on this bond tightened from 195 bps over the underlying 10-year US Treasury bond at issue to a record low of 89 bps on 10 January 2005.

US$1,0 billion 10-year global bond issued in 2004

Demand for the bonds was enhanced by the positive news from two rating agencies, which emphasised a reduced sovereign credit risk as a result of sound macroeconomic fundamentals. Fitch Ratings placed the RSA on positive review on 14 October 2004, while Moody’s Investors Service placed the RSA on credit watch for a possible upgrade on 21 October 2004. Subsequently, Moody’s upgraded the RSA’s long term foreign currency debt from Baa2 to Baa1 on 11 January 2005. All foreign bond spreads have tightened relative to underlying international benchmark bonds, as shown in table 5.2.

Rating upgraded to higher investment grade

Table 5.2 Foreign bonds performance, 14 February 2005

				Issue	Current
Bond	Coupon			spread	spread
million	%	Issue date	Maturity date	bps[1]	bps[1]
US Dollars
300	8,375	October 1996	October 2006	195	55
1 500	9,125	May 1999	May 2009	362/275 [2]	94
1 000	7,375	April 2002	April 2012	240	102
1 000	6,500	June 2004	June 2014	195	97
500	8,500	June 1997	June 2017	183	134
Euros
500	6,750	May 1999	May 2006	328	35
500	7,000	April 2001	April 2008	272	50
1 250	5,250	May 2003	May 2013	142	84

1.	Spreads (percentages) are quoted relative to underlying international benchmark bonds. One basis point (bp) is 0,01 of a per cent.

2.	This bond was issued at 362 bps over the US Treasury bond in 1999 and was re-opened in 2000 at a spread of 275 bps over the US Treasury.

Figure 5.2 Eurorand bond market issues and redemptions

2005 Budget Review

Demand for euro-rand bonds continued

An international market in rand-denominated bonds developed and supplements the growing market for South African foreign bonds. The performance of the rand, both in terms of its level and volatility, as well as lower interest rates, resulted in increased issuance of rand-denominated bonds in international markets. In 2004 the amount of eurorand bonds in issue rose to R200,7 billion, compared with R197,0 billion in 2003. Greater activity in this market creates demand for rands in international foreign exchange markets and also adds to the demand for domestic bonds.

Net borrowing requirements

Government’s net borrowing requirement is the sum of the budget deficit, extraordinary receipts and extraordinary payments. Table 5.3 sets out the net borrowing requirement for 2003/04, a revised estimate for 2004/05 and estimates for the MTEF period.

Table 5.3 Net borrowing requirements, 2003/04 – 2007/08

	2003/04	2004/05		2005/06	2006/07	2007/08
R million	Outcome	Budget	Revised	Medium-term estimates
Budget deficit	29 231	41 948	32 152	47 950	50 966	50 251
Extraordinary receipts	-1 598	-2 742	-1 719	-1 529	-527	-712
Premiums on loan transactions[1]	-2 084	-242	-1 706	-503	-527	-712
Restructuring proceeds	486	-2 500	-13	–	–	–
Agricultural Debt Account surrender	–	–	–	-1 026	–	–
Extraordinary payments	7 443	7 000	7 136	7 000	–	4 328
Premiums on loan transactions[1]	167	–	136	–	–	–
Defrayal of GFECRA losses[2]	7 000	7 000	7 000	7 000	–	–
SA Housing Board debt takeover	276	–	–	–	–	–
Saambou Bank contingent liability	–	–	–	–	–	4 328

Total	35 076	46 206	37 569	53 421	50 438	53 867

1.	Premiums received or incurred on loan issues, bond switch transactions and conversions of foreign loans.

2.	Payments made to the Reserve Bank to defray realised losses on the Gold and Foreign Exchange Contingency Reserve Account.

The net borrowing requirement will increase from an expected R37,6 billion in 2004/05 to an average of R52,6 billion per year from 2005/06 to 2007/08. In 2004/05, provision was made for extraordinary receipts of R2,7 billion comprising proceeds from the restructuring of state owned entities (R2,5 billion) and premiums on bonds issued to finance the borrowing requirement (R242,1 million).

Extraordinary receipts of R1,7 billion in 2004/05

Premiums received on domestic bond issues and on switches entered into with the Reserve Bank for monetary management purposes amounted to R1,7 billion in 2004/05, or R1,5 billion more than budgeted due to a general decline in bond yields across different maturities.

Proceeds from restructuring of state owned entities are revised downwards to R13,3 million, which was received from the sale of Aventura Resorts. The proceeds from the sale of SAFCOL will also not be realised in 2004/05 as the Competition Commission is still reviewing the merger application.

Chapter 5: Asset and liability management

In 2005/06, R1,0 billion from the Agricultural Debt Account at the Corporation for Public Deposits will be transferred to the National Revenue Fund. Together with premiums on bond issues and switch transactions, total extraordinary receipts for 2005/06 are R1,5 billion.

Provision is made for extraordinary receipts of R527,4 million in 2006/07 and R712,2 million in 2007/08, which represent premiums on the issuance of domestic bonds. Extraordinary payments in 2004/05 are estimated to increase by R136,3 million. This mainly provides for premiums incurred in switch transactions with the Reserve Bank for monetary management purposes.

Extraordinary receipts of R1,5 billion in 2005/06

Extraordinary payments in 2005/06 include the issuing of R7 billion in bonds to the Reserve Bank in terms of the Gold and Foreign Exchange Contingency Reserve Account Defrayal Act, 2003. These payments go towards settling realised losses on the Gold and Foreign Exchange Contingency Reserve Account. No extraordinary payments are expected in 2006/07, while the estimated contingent liability of R4,3 billion relating to Saambou Bank will realise in 2007/08.

Saambou liability will be realised in 2007/08

Financing of the net borrowing requirement

Government’s net borrowing requirement is financed through domestic short and long term loans, foreign loans and changes in cash and other balances. Table 5.4 provides information on the financing of Government’s net borrowing requirement for 2003/04 and 2004/05, with projections for the period 2005/06 to 2007/08.

Table 5.4 Financing of net borrowing requirements, 2003/04 – 2007/08

	2003/04	2004/05		2005/06	2006/07	2007/08
R million	Outcome	Budget	Revised	Medium-term estimates
Domestic short-term loans (net)	6 695	6 000	6 000	4 974	6 000	6 000
Treasury bills	6 550	6 000	5 850	6 000	6 000	6 000
Corporation for Public Deposits	145	–	150	-1 026	–	–
Domestic long-term loans (net)	31 123	34 328	31 045	25 768	40 299	42 247
Market loans	50 554	53 860	50 395	45 140	65 366	70 591
Extraordinary issues	7 206	7 000	7 000	7 000	–	–
Redemptions	-26 637	-26 532	-26 350	-26 372	-25 067	-28 344
Foreign loans (net)	1 045	5 878	4 795	12 039	2 639	4 120
Market loans	10 557	7 400	6 405	9 390	7 090	7 870
Arms procurement loan agreements	3 771	4 675	3 683	4 708	3 860	2 800
World Bank loans	19	–	43	–	–	–
Redemptions (including revaluation of loans)	-13 302	-6 197	-5 336	-2 059	-8 311	-6 550
Change in cash and other balances[1]	-3 787	–	-4 271	10 640	1 500	1 500
Opening balance	8 882	6 500	14 869	20 640	11 500	11 500
Cash balance	9 730	6 500	12 669	19 140	10 000	10 000
Surrenders/late requests	1 002	–	2 200	1 500	1 500	1 500
Cash flow adjustment[2]	-1 850	–	–	–	–	–
Closing balance	-12 669	-6 500	-19 140	-10 000	-10 000	-10 000

Total[3]	35 076	46 206	37 569	53 421	50 438	53 867

1.	A positive change indicates a reduction in cash balances.

2.	Represents a reconciliation of actual revenue and actual expenditure against National Revenue Fund flows.

3.	Full details are reflected in table 1 of Annexure B.

2005 Budget Review

Opening cash balances and surrenders of R14,9 billion in 2004/05

For 2004/05, the opening cash balances in the exchequer and the tax and loan accounts amounted to R14,9 billion against the budgeted amount of R6,5 billion. The higher opening balance is due to R6,2 billion prefunding in 2003/04 and the net of R2,2 billion surrenders/late requests of money by departments.

Year-end cash balances of R19,1 billion in 2004/05

The opening balance of R14,9 billion for 2004/05 will increase by R6,4 billion to give a closing balance of R19,1 billion. This is mainly due to the net borrowing requirement decreasing by R8,6 billion and R4,4 billion lower domestic and foreign loan issues in 2004/05.

Cash balances will be run down by R10,6 billion to finance part of the borrowing requirement for 2005/06. Year-end balances of R10,0 billion are anticipated for 2005/06 to 2007/08.

Steady increase in short-term loans

Table 5.5 shows the volume of outstanding domestic short-term loans. The net increase in short-term loans in 2004/05 is R6,0 billion. Treasury bills were issued at a weighted average yield of 7,5 per cent against a budget estimate of 9,9 per cent. The stock of treasury bills will increase by R6,0 billion over the MTEF, although borrowing from the Corporation for Public Deposits will decrease by R1,0 billion in 2005/06.

Table 5.5 Domestic short-term loans outstanding, 2003/04 – 2004/05

	2003/04	2004/05
R million	Outcome	Estimate
Treasury bills	29 922	35 922
Shorter than 91-days[1]	1 322	1 472
91-days	23 400	29 250
182-days	5 200	5 200
Other[2]	10	10

Total	29 932	35 932

1.	Mainly 1-day bills issued to the Corporation for Public Deposits.

2.	Loan levies and former Bophuthatswana bonus bonds.

Domestic bonds decrease by R3,3 billion in 2004/05

Net domestic long term loans in 2004/05 are projected to decrease by R3,3 billion inclusive of R7,0 billion nil coupon bonds issued to the Reserve Bank. The decrease in domestic long term loans is largely as a result of prefunding done in 2003/04 for 2004/05.

Fixed income bonds issued at an average yield of 9,4 per cent

Table 5.6 provides a breakdown of the R43 billion in government bonds issued for the purposes of financing in 2004/05 up to 31 January 2005. Fixed income bonds remain the major source of financing, constituting 78,6 per cent of total issuance in 2004/05. Inflation-linked bonds and the floating rate bond constitute 18,5 per cent and 2,9 per cent, respectively. Fixed income bonds were issued at a weighted average yield of 9,4 per cent (budgeted 9,0 per cent), while inflation-linked bonds were issued at a weighted average real yield of 3,7 per cent.

Chapter 5: Asset and liability management

Table 5.6 Domestic bonds issued for financing, 2004/05

As at 31 January 2005	Cash	Average
R million	value	yield %
Fixed income	33 765
R153 (13,0%; 2009/10/11)	527	8,78
R157 (13,5%; 2014/15/16)	1 381	9,58
R186 (10,5%; 2025/26/27)	2 726	8,73
R194 (10,0%; 2007/08/09)	3 411	9,27
R201 (8,75%; 2014)	9 389	9,82
R203 (8,25%; 2017)	10 397	9,50
R204 (8,0%; 2018)	4 728	8,99
Retail	1 206	8,95
Inflation linked	7 970
R189 (6,25%;2013)	2 771	3,70
R197 (5,5%; 2023)	3 315	3,76
R198 (3,8%;2008)	1 553	3,62
R202 (3,45%; 2033)	331	3,79
Floating rate	1 249
R199 (floating; 2007)	1 249	8,03

Total	42 984

The fixed income bond issuance was concentrated in three bonds, the R201 (8,75%; 2014), R203 (8,25%; 2017) and R204 (8,0%; 2018), constituting 72,6 per cent of the total issuance. The shorter-dated R194 (10%; 2007/08/09) and the longer-dated R186 (10,5%; 2025/26/27) bonds make up 10,1 and 8,1 per cent of the total fixed income bond issuance, respectively.

The shorter-dated inflation-linked bond, the R198 (3,8%; 2008), constitutes 19,5 per cent of the total inflation-linked bond issuance. The concentration of inflation-linked bond issuance was in the R197 (5,5%; 2023) bond, taking up 41,6 per cent of the total inflation-linked bond issuance, followed by the R189 (6,25%; 2013) bond at 34,8 per cent, with the ultra-long R202 (3,45%; 2033) bond contributing 4,1 per cent. The fully developed inflation-linked bond yield curve has become a useful tool for investors to project future inflation.

The break-even inflation derived from the R189 (6,25%; 2013) narrowed to an average of 4,86 per cent in the last quarter of 2004, compared to the 6,24 per cent during the first quarter of 2004. This indicates that inflation expectations have been on a downward trend.

Fixed income bond issuances spread mainly across three bonds

Table 5.7 depicts switches in government bonds for 2004/05. The Reserve Bank is allowed to convert its current bond portfolio and future nil coupon bonds into cash or short term interest bearing instruments in terms of an agreement with the National Treasury. Switches of R8,4 billion were effected with the Reserve Bank. The nominal value of Government’s debt portfolio declined by R323 million due to the switch transactions in 2004/05.

Switches in government bonds of R8,4 billion effected with the SARB

2005 Budget Review

Table 5.7 Switches in domestic bonds for monetary management purposes, 2004/05

Source bond		Destination bond
R million
Z016 (nil coupon; 2014)	1 000	R153 (13,0%; 2009/10/11)	859
Z016 (nil coupon; 2014)	1 000	R201 (8,75%; 2014)	1 073
Z016 (nil coupon; 2014)	3 000	R194 (10,0%; 2007/08/09)	2 946
Z016 (nil coupon; 2014)	2 000	R157 (13,5%; 2014/15/16)	1 589
R186 (10,5%; 2025/26/27)	1 000	R201 (8,75%; 2014)	1 224
R151 (12,0%; 2005)	354	R152 (12,0%; 2006)	340

Total	8 354	Total	8 031

In addition to Government’s bond issues in the market, the Reserve Bank sold R1,6 billion of bonds into the market and entered into bond switches of R7,7 billion for monetary management purposes.

Foreign loan issues of R10,1 billion

Foreign loan issues as at 31 January 2005 are set out in table 5.8. In 2004/05, provision was made for foreign capital market loans of R7,4 billion and R4,7 billion for arms procurement. To date, R9,8 billion has been issued. A further R310,0 million will be drawn on the arms procurement loan agreements.

To take advantage of the low interest rate environment in global markets, the interest rate of all the rollover options in terms of the arms procurement loan agreements were fixed. In 2003, 61,0 per cent was fixed at an average rate of 4,9 per cent and the remaining 39,0 per cent was fixed during 2004 at an average rate of 5,2 per cent.

Table 5.8 Foreign loan issues, 2004/05

As at 31 January 2005
R million
Market loan	6 405
US$ Global Bond 2014 (6,50%)	6 405
Concessionary: World Bank Loan	43
Arms procurement loan agreements	3 373
AKA-Commerzbank (Submarines)	1 268
AKA-Commerzbank (Corvettes)	587
Societe Generale (Corvettes)	165
Mediocredito Centrale (Light utility helicopters)	104
Barclays (Hawk / Gripen)	1 249

Total	9 821

Government has drawn R43,0 million on World Bank loan facilities to provide financial and technical support for the municipal financial management project (R9,3 million) and an industrial competitiveness and job creation project (R33,7 million).

Total foreign loans, inclusive of disbursements on arms procurement loan agreements and World Bank loans, equivalent to US$ 2,3 billion, US$ 1,5 billion and US$ 1,4 billion are to be raised over the MTEF period.

Chapter 5: Asset and liability management

Loan redemptions

Table 5.9 sets out scheduled loan redemptions for 2003/04 and 2004/05, as well as medium term estimates for 2005/06 to 2007/08.

Total loan redemptions amounted to R31,7 billion in 2004/05, R1,0 billion lower than anticipated at the time of the 2004 Budget, mainly due to the stronger rand.

Loan redemptions of R31,7 billion in 2004/05

Loan redemptions of R28,4 billion are projected for 2005/06, including R2,1 billion in foreign loan redemptions. The amount will increase to R34,9 billion in 2007/08.

Table 5.9 Loan redemptions, 2003/04 – 2007/08

	2003/04	2004/05		2005/06	2006/07	2007/08
R million	Outcome	Budget	Revised	Medium-term estimates
Domestic loans[1]	26 637	26 532	26 350	26 372	25 067	28 344
Foreign loans	13 302	6 197	5 336	2 059	8 311	6 550
Principal	16 799	4 006	4 035	1 311	5 961	5 448
Revaluation	-3 497	2 191	1 301	748	2 350	1 102

Total	39 939	32 729	31 686	28 431	33 378	34 894

Excludes:
Source bonds in switch auctions	10 170	7 000	8 354	7 000	10 000	–

1.	Excludes an amount of R10 billion in 2006/07 which will be refinanced through a switch programme.

Government’s financing programme for 2005/06

The financing programme for 2005/06 takes the following issues into consideration:

•	Higher public sector borrowing requirements

•	Decreasing liquidity in the domestic bond market

•	Increasing current account deficit

•	Global market volatility

•	Improving economic growth prospects; and

•	The stable inflation outlook.

The net borrowing requirement for 2005/06 is estimated at R53,4 billion. This amount will be financed by net increases in short term loans of R5,0 billion, R25,8 billion in domestic long term loans including retail bonds, R12,0 billion in foreign loans and the rundown of cash balances by R10,6 billion.

Net borrowing of R53,4 billion in 2005/06

Treasury bills will be increased by R6,0 billion. An effort will be made to develop a fuller treasury bill yield curve. The current range of 3- and 6-month treasury bills will be extended to include 1- and 9-month treasury bills. Treasury bills with a 12-month maturity will not be issued due to their limited in-year role for cash flow management.

Broader range of treasury bills

Nil coupon bonds of R7,0 billion will be issued to the Reserve Bank to defray realised losses on the Gold and Foreign Exchange Contingency Reserve Account. The Reserve Bank will be allowed to convert its current bond portfolio and the nil coupon bonds into cash or short-term interest bearing instruments.

Losses of R7 billion settled with the Reserve Bank

2005 Budget Review

Continued funding in benchmark bonds

Domestic long-term loan issues in 2005/06 will be in the existing fixed income benchmark bonds, the R153, R157, R186, R201, R203 and the R204, and inflation-linked bonds, the R189, R197, R198 and the R202.

New fixed income and floating rate bonds

Provision has been made for the issuance of two new fixed income bonds, maturing in 2013/14 and 2019/20, and a floating rate bond maturing in 2011/12. No new inflation-linked bonds will be issued in 2005/06. Issuance of 2-, 3- and 5-year RSA Retail Bonds will continue in 2005/06. No new retail bond instruments will be considered beyond these maturities.

Foreign capital market issuance equivalent to US$ 1,5 billion

The equivalent of US$ 1,5 billion is to be raised in the foreign capital markets in 2005/06. In addition, US$ 752,1 million pertaining to the arms procurement loan agreements is scheduled to be drawn.

Size and structure of Government’s debt portfolio

Total government debt

The increase in net loan debt of R38,4 billion since the end of the previous year is explained in table 5.10.

Table 5.10 Increase in government debt, 2004/05

R million
Financing of net borrowing requirement (net of change in cash balances)	41 841
Discount on new loans	3 268
Revaluation of foreign loan portfolio	-286

Increase in gross loan debt	44 823
Change in cash balances at bank[1]	-6 471

Increase in net loan debt	38 352

1.	A positive change indicates a reduction in cash balances.

Total net loan debt of R481,7 billion by end 2004/05

After taking into account the bank balances of the National Revenue Fund (Government’s accounts with the Reserve Bank and commercial banks), total net loan debt is expected to amount to R481,7 billion at the end of March 2005.

Net loan debt to GDP of 36,1 per cent in 2007/08

The composition of government debt since 2001/02 is summarised in table 5.11, and table 7 of Annexure B provides a schedule of government debt since 1981. Net loan debt decreased to a projected 34,3 per cent of GDP at the end of 2004/05, from 34,7 per cent at the end of 2003/04. Based on current projections, total net loan debt is expected to increase to 36,1 per cent of GDP over the next three years.

Chapter 5: Asset and liability management

Table 5.11 Total government debt, 2001/02 – 2007/08

	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
R billion	Outcome			Estimate	Medium-term estimates
Total domestic debt	350,5	352,5	391,3	431,6	465,7	517,2	569,4
Marketable domestic debt	348,5	350,5	389,3	428,1	461,3	511,3	562,0
Non-marketable domestic debt	2,0	2,0	2,0	3,5	4,4	5,9	7,4
Total foreign debt[1]	82,0	74,3	64,7	69,2	84,8	96,7	107,0

Total gross loan debt	432,5	426,8	456,0	500,8	550,5	613,9	676,4
Percentage of GDP	41,3%	35,8%	35,7%	35,7%	36,0%	36,7%	36,6%
Less: National Revenue Fund bank balance	-6,6	-9,7	-12,7	-19,1	-10,0	-10,0	-10,0

Total net loan debt[2]	425,9	417,1	443,3	481,7	540,5	603,9	666,4
Percentage of GDP	40,6%	34,9%	34,7%	34,3%	35,4%	36,1%	36,1%

1.	Forward estimates are based on National Treasury’s projections of exchange rates.

2.	The total net government loan debt is calculated with due account of the bank balances of the National Revenue Fund (balances of Government’s accounts with the Reserve Bank and the Tax and Loans Accounts with commercial banks).

Maturity and composition of government debt

Table 5.12 sets out the average maturity and duration of domestic marketable bonds. The average maturity of the domestic marketable bond portfolio has increased from 8,1 years in 2003/04 to 8,2 years in 2004/05. The weighted average term (duration) of interest and redemption cash flows has also increased from 4,9 years for 2003/04 to 5,3 years for 2004/05. This can be ascribed to the issuance of bonds predominantly in the medium- and longer- ends of the yield curve and the increasing issuance of inflation-linked bonds.

Moderate increase in maturity and duration of domestic debt

Table 5.12 Maturity distribution of domestic marketable bonds, 2001/02 – 2004/05

Years				2004/05
Percentage of total	2001/02	2002/03	2003/04	Estimate
0 – 3	22,5	24,6	21,6	22,0
3 – 7	20,3	24,7	33,6	32,5
7 – 10	28,0	18,9	13,4	17,0
10 – 19	21,4	21,2	19,5	19,0
Longer than 19	7,8	10,6	11,9	9,5

Years
Average duration[1]	4,7	5,0	4,9	5,3
Average maturity	8,5	8,3	8,1	8,2

1.	The weighted average term (duration) of interest and redemption cash flows.

Table 5.13 sets out the composition of domestic debt since 2001/02. By the end of 2004/05, fixed income bonds are expected to constitute 79,5 per cent, floating rate bonds 2,0 per cent and inflation-linked bonds 9,1 per cent of total domestic debt. Treasury bills will account for 8,3 per cent of total domestic debt.

Fixed income bonds are 79,5 per cent of total domestic debt

2005 Budget Review

Table 5.13 Composition of domestic debt by instrument type, 2001/02 – 2004/05

	2001/02	2002/03	2003/04	2004/05
R billion	Outcome			Estimate
Bonds	330,6	328,6	360,8	395,2
Fixed income	307,2	310,7	321,7	343,2
Floating rate	5,8	0,6	7,6	8,8
Zero coupon	3,5	2,3	2,3	2,3
Inflation linked	14,1	15,0	29,2	39,4
Retail	–	–	–	1,5
Treaury bills[1]	19,0	23,2	29,9	35,9
Other[2]	0,9	0,7	0,6	0,5

Total	350,5	352,5	391,3	431,6

1.	Includes 1-day bills issued to the Corporation for Public Deposits.

2.	Loan levies, former regional authorities and Namibian debt.

Foreign debt 13,8 per cent of total debt in 2004/05

A currency breakdown of foreign debt obligations from 2001/02 is set out in table 5.14. Foreign debt varies from 14,2 per cent of total debt in 2003/04 to a projected 13,8 per cent in 2004/05, and 15,8 per cent in 2007/08.

Table 5.14 Currency breakdown of foreign debt, 2001/02 – 2004/05

				2004/05
Percentage of total	2001/02	2002/03	2003/04	Estimate
Euro	36,0	28,2	44,6	42,7
United States Dollar	44,2	54,2	36,4	42,8
Japanese Yen	17,0	14,6	15,3	10,5
British Pound	2,2	2,1	2,6	2,7
Swedish Krone	0,3	0,5	0,6	0,8
Gold	0,3	0,4	0,5	0,5

Contingent liabilities

Contingent liabilities of R130,8 billion

Government’s consolidated financial statements show total contingent liabilities amounting to R130,8 billion at the end of 2003/04 (table 5.15).

Guarantee commitments of R79,6 billion

The National Treasury manages the borrowing powers of general government bodies and the issuing of guarantees to state owned entities. Government’s guarantee commitments, amounting to R79,6 billion at the end of 2003/04, are set out in table 8 of Annexure B.

In 2004/05, guarantees of R6,7 billion were provided to public entities, of which R6,0 billion was accounted for by shareholder’s assurances provided to Transnet for South African Airways (Pty) Ltd (SAA). This replaced the initial R7,0 billion guarantee that was issued to Transnet in October 2004 for the SAA hedge book. In 2004/05, guarantee fees received from state owned entities amounted to R40,8 million. The average maturity of loans for which government guarantees were issued in 2004/05 was 10 years.

Chapter 5: Asset and liability management

Table 5.15 Composition of contingent liabilities, 2001/02 – 2003/04

R billion	2001/02	2002/03	2003/04
Guarantees	84,7	69,4	79,6
Domestic	54,0	47,2	59,6
Foreign	30,7	22,2	20,0
Road Accident Fund	18,1	23,8	23,8
Post Retirement Medical Assistance	14,3	14,3	13,4
Export Credit Insurance Corp. S.A. Ltd.	7,2	9,2	7,5
Government’s Pension Funds	3,0	3,0	3,0
SASRIA reinsurance cover	1,0	1,0	1,0
Unemployment Insurance Fund	1,3	1,3	2,5

Total	129,6	122,0	130,8

State debt costs

Trends and projections of state debt costs between 2003/04 and 2007/08 are set out in table 5.16. The cost of servicing Government’s debt portfolio continues to fall as a percentage of GDP, declining from 3,6 per cent in 2003/04 to an estimated 3,2 per cent by 2007/08.

State debt costs declines to 3,2 per cent of GDP by 2007/08

Table 5.16 State debt cost, 2003/04 – 2007/08

	2003/04	2004/05		2005/06	2006/07	2007/08
R million	Outcome	Budget	Revised	Medium-term estimates
Interest	46 086	50 172	48 665	53 013	56 524	59 301
Domestic debt	42 092	44 163	44 544	47 666	50 462	52 841
Foreign debt	3 994	6 009	4 121	5 347	6 062	6 460
Management cost	188	230	186	77	39	40
Cost of raising loans	39	30	50	35	40	40

Total	46 313	50 432	48 901	53 125	56 603	59 381
Percentage of GDP	3,6%	3,6%	3,5%	3,5%	3,4%	3,2%

Debt service costs are projected to total R48,9 billion in 2004/05, R1,5 billion lower than budgeted, mainly as a result of a lower net borrowing requirement, lower domestic interest rates and lower foreign interest payments due to the stronger rand.

R1,5 billion saving in debt cost for 2004/05

In 2005/06, the cost of servicing state debt is expected to be R53,1 billion. This takes into account a net borrowing requirement of R53,4 billion, as set out in table 5.3, an average coupon rate of 8,9 per cent on domestic fixed income bond issues and an average coupon rate of 4,8 per cent on inflation-linked bonds. Currently, Government’s accounting practice provides for interest expenditure to be recorded on a cash basis, while the discount is accrued to debt at the time of issue. For comparative purposes, an accrual-based accounting for the stock of state debt and debt costs since 1994/95 is set out in table 5.17. The amortisation of the discount over the term of the bond results in higher recorded state debt costs, a higher deficit and a lower aggregate of government debt. Amortisation would add R4,1 billion to expenditure in 2004/05, or 0,3 per cent of GDP. The adjusted aggregate of total net loan debt amounts to 32,3 per cent of GDP.

Debt cost of R53,1 billion for 2005/06

2005 Budget Review

Table 5.17 State debt costs and total debt on an accrual basis, 1994/95 – 2004/05

	Amortised	Adjustments to	Total net loan	Adjusted total net
	discount	state debt cost	debt at year-end	loan debt at year-end
	R million	% of GDP	% of GDP	% of GDP
1994/95	1 961	0,4	46,9	41,8
1995/96	3 091	0,5	48,0	42,1
1996/97	3 201	0,5	48,1	42,0
1997/98	3 411	0,5	47,3	41,3
1998/99	3 589	0,5	47,3	41,1
1999/00	3 797	0,5	44,7	39,2
2000/01	4 056	0,4	41,7	36,9
2001/02	6 088	0,6	40,6	36,8
2002/03	4 454	0,4	34,9	31,9
2003/04	4 723	0,4	34,7	32,3
2004/05	4 053	0,3	34,3	32,3

Risk management developments

More comprehensive approach to risk

The scope of risk management has widened from a market risk analysis of Government’s debt portfolio to a government-wide risk management approach. One of the lessons of the emerging markets crisis of 1998 was that financial weakness can best be detected through a broad perspective on the various risks affecting the fiscus, including market risk, credit risk and country risk associated with both government assets and liabilities.

Broader risk assessment feeds into Government’s funding strategy

The funding strategy is underpinned by market risk considerations. These include liquidity and refinancing risk, inflation risk (re-indexation risk) and currency risk. These are managed by determining an optimal debt maturity profile, a balanced choice between fixed and floating rate debt, and a preferred level and composition of foreign debt. The structure of Government’s debt portfolio is also informed by the prevailing macroeconomic conditions and outlook.

Operational guidelines in development

Risk management responsibilities also include the identification, measurement and management of country and credit risks. These are associated, among others, with cash deposits held with counterparties, guarantees provided to state owned entities (contingent liabilities) and other risks. Appropriate policies and operational guidelines are being developed to ensure the effective implementation of the new approach to risk management.

Asset management

Cash management operations

Cash balances peak at R54,6 billion

Cash balances dropped to low levels over May and June 2004 due to seasonally high expenditure and low revenue. Balances increased gradually over the year, reaching a peak of R54,6 billion in February 2005. After loan redemptions, interest and other payments totalling R42,7 billion on 28 February 2005, balances are expected to drop to R19,1 billion by year-end.

Chapter 5: Asset and liability management

Figure 5.3 Daily cash balances 2004/05

All surplus cash is deposited in investment accounts on a daily basis with the four major banks. To manage credit risk exposure, interest-bearing deposit accounts are also held with the Reserve Bank and the Corporation for Public Deposits. National Treasury continued to use treasury bills and borrowing from the Corporation for Public Deposits as instruments to smooth cash flow peaks. Interest earned on investments in 2004/05 amounted to an estimated R1,7 billion, R200 million above budget. Interest revenue is projected to average R1,5 billion per year over the MTEF period.

R1,7 billion in interest earned in 2004/05

Figure 5.4 Monthly gross surplus/deficit before borrowing

Continuous improvements in cash management have reduced Government’s daily non-interest bearing liquidity buffer with the Reserve Bank from R100 million to R50 million. Expected monthly cash flow requirements for 2005/06 are shown in figure 5.4. Peaks arise from seasonally high expenditure in April and interest payments in August and February. The repayment of the R152 bond, totalling R26,0 billion, will further increase the cash requirement in February.

Non-interest bearing investments down to R50 million

2005 Budget Review

Restructuring of state owned entities

Focus on improving performance of SOEs

The restructuring of state owned entities is coordinated by the Ministry of Public Enterprises, within the context of the Policy Framework on the Restructuring of State Assets and the National Framework Agreement. Over the past year the emphasis has been on improving financial performance, enhancing shareholder value, improving service delivery and operational efficiencies of state owned entities. Government’s focus includes the contribution that the state owned entities can make to delivering infrastructure to enhance economic growth and alleviate poverty. Proceeds of R13,3 million were received from the sale of Aventura Resorts in 2004/05. Proceeds from the restructuring of state owned entities since 1997 amount to R33,7 billion, of which R24,8 billion was paid to the fiscus, as summarised in table 5.18.

Table 5.18 Proceeds from the restructuring of state owned entities since 1997 as at 31 January 2005

Paid into the
Proceeds		National Revenue
R million	Total	Fund
TELKOM	10 360	5 894
SASRIA	10 300	9 300
MTN	7 700	5 697
Central Energy Fund	1 930	1 654
Airports Company	1 035	1 035
South African Airways	1 400	611
Others (SAFCOL, Aventura, radio stations, etc.)	961	640

Total	33 686	24 831

Initiatives currently in progress to enhance shareholder value include an assessment of treasury operations of state owned entities, a review of the mandates of development finance institutions and a review of financial distribution and capital structure policies of state owned entities. These reviews are conducted in cooperation with the relevant Executive Authorities.

Review of governance framework of non-business entities

The total number of public entities currently listed in terms of the PFMA stands at 276. During the past year, 11 public entities were listed, 8 de-listed and 3 underwent name changes. Noting the growth in the number and diversity of public entities, and inconsistencies in approaches to governance, remuneration, financial management and organisational structure, the Department of Public Service and Administration and National Treasury have undertaken a review of the governance of non-business public entities beginning in August 2003. Its findings include a new classification framework to distinguish entities governed by public law from those operating within the ambit of private law as companies or non-profit organisations. The findings also cover recommended corporate governance principles, procurement, human resource and performance management practices, and may in due course lead to amendments to both the Public Finance Management Act and the Public Service Act.

6

Medium term expenditure estimates

The sustained expansion of the economy and sound fiscal management allow for significant increases in expenditure in the 2005 Medium Term Expenditure Framework. Budget priorities are determined by Government’s broad objectives of increasing economic growth, advancing social development and reducing inequality. Allocations are targeted at increasing social and economic infrastructure investment, providing direct income support, improving remuneration in key public services, accelerating land restitution and improving basic service delivery to the poor.

The 2005 Budget allocates an additional R74,4 billion over three years above the 2004 Budget forward estimates. Public expenditure on services grows by 9 per cent in real terms in 2005/06 and by 5,5 per cent a year over the period. Additional allocations over the MTEF include:

•	R22,3 billion to improve support the vulnerable through social security grants

•	R6 billion to finalise rural land restitution

•	R2 billion for the new comprehensive housing strategy and R1,7 billion for municipal infrastructure

•	R3 billion for public transport and transport infrastructure

•	R1 billion for the recapitalisation of Further Education and Training colleges

•	R776 million to shore up the National Student Financial Aid Scheme

•	R500 million for expanded capacity in water resource management

•	R6,9 billion to improve salaries for teachers and R4,2 billion for police salaries

•	R1,4 billion to support the African Agenda including Africa-wide peacekeeping operations.

Government’s contract with the people

In the second decade of democracy, Government is prioritising its capacity to deliver goods and services in an efficient and cost-effective manner and is looking anew at its human resources, systems and processes that support the implementation of various programmes and policies. A renewed emphasis on monitoring, linked to delivery, is evident and based on the programme of action announced in the State of the Nation address by the President.

2005 Budget Review

Sequence of reforms and interlinked programmes important

These policy priorities and challenges shape the 2005 Budget. They reflect Government’s commitment to expand economic activity and broaden access to opportunities while providing a social security safety net for the vulnerable. Addressing these policy objectives requires careful sequencing of reforms and more emphasis on the implementation of policies and programmes, particularly those that have a direct impact on the lives of the poor.

Medium term policy priorities

Government’s priorities inform MTEF allocations

The main additional allocations in the 2005 Medium Term Expenditure Framework (MTEF) are set out in table 6.1. Further details of policy shifts and expenditure adjustments to advance Government priorities are provided in this chapter. The Estimates of National Expenditure presents the detailed expenditure plans of national departments while provincial and municipal budgets, summarised in the Intergovernmental Fiscal Review, provide further details on the allocation of public resources.

Economic development and investments

Sustained economic growth dependent on infrastructure investment

Sustained long term growth is dependent on public and private investment spending that provides a capital and technological platform for further growth and development. Economic infrastructure – including transport and logistics infrastructure, electricity generation, and appropriate telecommunications linkages – provides the backbone for economic activity. In line with Government’s drive to increase capital expenditure, public entities such as Eskom and Transnet have indicated capital expenditure plans of R159 billion over the next five years.

Significant additional allocations to improve roads and public transport system

Government is implementing major investments to improve the road network and public transport system. Additional infrastructure allocations are made to upgrade strategic provincial roads taken over by the SA National Roads Agency, while improvements to the commuter rail system will include the rehabilitation of rolling stock, upgrading and extension of rail lines and investments in signalling systems. The taxi recapitalisation programme will involve the scrapping of ageing taxis and the payment of scrapping allowances to taxi owners. Public transport infrastructure, in some cases related to the 2010 soccer world cup, also receives attention.

New water infrastructure projects

New water infrastructure projects to augment the current supply – particularly for industrial users and increased agricultural consumption – will be implemented. Developments include transmission infrastructure for the expansion of the upper Vaal River supply system, and the development of the Olifants River and Groot Letaba River dam systems.

Chapter 6: Medium term expenditure extimates

Table 6.1 2005 Budget priorities – additional allocations to selected votes

R million	2005/06	2006/07	2007/08	Total
Infrastructure
Provincial infrastructure	–	–	1 000	1 000
SABC technological platform	100	150	150	400
Water resource infrastructure	–	150	350	500
Transport
Public transport and 2010 transport infrastructure	500	1 000	1 500	3 000
Passenger rail infrastructure	–	100	250	350
Taxi recapitalisation	250	315	320	885
Enhancement of education, health, welfare and other functions
Provincial equitable share adjustment	1 350	1 750	4 300	7 400
Educator remuneration	1 445	2 292	3 141	6 878
Further Education and Training colleges recapitalisation	50	500	500	1 050
National Student Financial Aid Scheme	226	200	350	776
Tertiary health care	180	180	180	540
Social workers salaries	109	116	123	348
Social security grants
Provincial conditional grant	6 781	7 043	8 470	22 294
Basic household and municipal services
Local government equitable share	1 000	1 150	1 500	3 650
Community infrastructure	–	1 000	2 000	3 000
Water, sanitation and other municipal infrastructure	200	500	1 000	1 700
Housing	–	500	1 500	2 000
Land reform and agricultural support
Land restitution	1 550	2 000	2 400	5 950
Land reform	120	160	440	720
Agricultural credit scheme	150	200	250	600
Fighting crime
Police remuneration	940	1 400	1 900	4 240
Additional police women and men	60	100	500	660
Administrative systems and services to citizens
Home affairs — service delivery	123	235	354	712
Support for international commitments
African union and increased foreign representation	127	147	204	477
Defence peace keeping operations	300	300	300	900
National Empowerment Fund	400	400	400	1 200
Other adjustments	66	789	2 363	3 218

Total policy adjustments	16 027	22 677	35 745	74 449

Housing and community development

Investment in municipal infrastructure provides for the extension of basic services and is a central component in the developmental strategy of Government. National Government provides transfers to municipalities to supplement own revenue and enable them to fulfil their developmental role. Over the MTEF, significant additional funds are awarded to the municipal infrastructure grant to address water and sanitation backlogs while the local government equitable share also grows apace.

2005 Budget Review

Extensive additional funds to finalise land restitution provided

Over the 2005 MTEF, substantial additional allocations focus on finalising the land restitution process that will also serve as a boost to rural economies. Over the past six years, almost 80 per cent of restitution claims have been settled. Most of these claims were in the urban areas and were settled through financial compensation rather than land transfer to beneficiaries. The remaining 20 per cent of land claims will be more expensive as these include a significant number of rural claims, which usually involve larger communities and the purchase of agricultural land.

Land restitution and reform initiatives to be supported

As restitution nears completion, the funding emphasis will shift towards land reform and agricultural development. To complement the land redistribution initiative, programmes supporting farmers are designed to ensure sustainable and productive utilisation of land. Over the medium term, significant resources will be invested in improving rural farming infrastructure through the Comprehensive Agricultural Support Programme and the proposed new Micro Agricultural Finance Scheme.

New housing will contribute to sustainable communities

The rapid pace of housing delivery over the past decade often meant that provision for services that contribute towards sustainable community life, was inadequate. Housing delivery was not synchronised with the delivery of associated community services. The new direction in housing policy seeks to rectify such shortcomings and to create sustainable communities. Housing delivery will concentrate on medium-density housing in urban areas, expand rental accommodation, and increase the role of the private sector. Measures to ensure the more rapid release of urban land and the upgrading of informal settlement are also under way.

Social Services — addressing poverty and vulnerability

Social services lay the foundation for future growth through human capital development while providing direct support to the most vulnerable groups in society. Social services account for nearly 60 per cent of consolidated non-interest expenditure and the 2005 MTEF sees several further initiatives to expand access to social services, develop the efficiency of services and improve quality.

Government continues to provide a social safety net for the poor and vulnerable and significant baseline adjustments are made to accommodate continued growth of the grant system, in particular the growth of disability beneficiaries and the phasing in of payments to 11 to 13-year olds. From around 2 per cent of GDP four years ago, social grant spending will approach 3,5 per cent over the next three years. Finding the appropriate balance between social grant spending and other aspects of government services continues to be a challenge.

Key focus on improving grant administration

In an effort to improve the quality of the social security grant system, a National Social Security Agency is being established and social grant funding will, in time, shift to the national sphere. A particular focus over the next few years will be on rectifying deficiencies in the delivery of existing grants and ensuring the system’s sustainability by improving the targeting of various grants.

Chapter 6: Medium term expenditure estimates

Informal settlement upgrading

In 2004, Government launched a Comprehensive Plan for the Development of Sustainable Human Settlements that aims to upgrade all informal settlements in South Africa by 2015. This proposal is in line with the Millennium Declaration that commits all UN member states to collectively improve the lives of 100 million slum dwellers by 2015.

Despite the increase in the number of people in formal housing between 1996 and 2001, there was a simultaneous growth in informal housing, particularly in urban centres. It is difficult to quantify the number of households living in informal settlements because of the temporary nature of these settlements and the mobility of the populations in them. The 2001 Census shows 1,4 million households living in informal settlements – 450 000 in Gauteng alone.

The objective of the new housing policy is to facilitate upgrading by providing security of tenure, municipal engineering services, social and economic amenities and housing opportunities. This area-based development approach accommodates all households through a range of tenure and housing options. The phased approach allows for the fast-tracking of tenure arrangements and the installation of services, community participation and planning, and social amenity provision independently of each other and independently of housing delivery.

The new approach is enabled through the combination of the Housing Subsidy and Human Settlement Redevelopment Grants into a single Integrated Housing and Human Settlement Grant that is responsive to the range of interventions required to upgrade informal settlements.

Informal settlement upgrading involves making physical, social, economic, organisational and environmental improvements. Actions typically include:

•	Installing or improving basic infrastructure, including roads, water reticulation, sanitation and waste collection, storm-water drainage and flood prevention, electricity, lighting and public telephones

•	Removing or mitigating environmental hazards

•	Constructing or rehabilitating community facilities such as crèches, sport facilities, community halls, and public open space

•	Regularising tenure and improving housing

•	Relocating or compensating residents dislocated by the improvements

•	Improving access to health care and education, as well as social support programs to address crime and other social ills

•	Enhancing income-earning opportunities through training and micro-credit; and

•	Building social capital and the institutional framework to sustain improvements.

A successful example of an upgrading project is Briardene in eThekwini. While the Durban Metro was under pressure to remove the dense informal settlement adjoining Durban North, the housing department committed itself to upgrading the settlement. In order to upgrade the housing to formal structures without unduly disrupting the community, the project had to go through a complicated rollover in-situ upgrade. One of the key success factors in this project was that the construction coordinated such that households moved out of their shacks and into new houses in a single move with no need for temporary resettlement.

Additional funding is also made available to welfare services. With the strong growth in grant expenditure, developments in other welfare services have lagged behind and are due for an overhaul. Adjusting the structure of remuneration of social workers will be a first step. A re-orientation of partnerships with non-governmental organisations and an expansion of home and community-based care for those affected by HIV and Aids will also receive attention.

Social workers salaries increase

The National Health Act of 2003 commences operation in 2005/06 and consolidates primary health services at provincial level. This entails a redefinition of municipal health services with local government now only responsible for narrowly defined environmental health services. Provinces may choose to fulfil this function themselves, or assign the function to local government. As local government previously funded these services, increases in the provincial equitable share will partly address the budget need.

Primary health care becomes a provincial function

2005 Budget Review

Fiscal expenditure incidence in South Africa, 1995 and 2000

In 2004, the National Treasury commissioned a study to determine the shifts in spending from rich to poor that have taken place in education, health, welfare and housing. This study calculated the incidence of public expenditure by race group, income class and urban/rural location between 1995 and 2000, and follows on a similar study that looked at the period 1993 and 1997. The study reveals considerable progress for a middle-income country in the degree of targeting. This is ascribed to a combination of broad access to social services, particularly school education for the poor, and the magnitude of the well targeted social grants system, which is unique in its size and reach among developing countries. In addition, expenditure on clinics and housing are also well targeted at the poor. Real social spending covered by this analysis increased by R15,1 billion over the period – an increase of 14 per cent per capita in social spending and a 25 per cent per capita increase for the poorest 40 per cent of households over the five year period.

Education

Since 1995 there has been a considerable shift of resources between schools, mostly linked to the shift of teachers to historically disadvantaged schools to equalise teacher pupil ratios. Overall school costs are now similarly distributed to the school going population, and equity in spending per child has almost been reached. The remaining differences are the result of better-qualified teachers in suburban schools, or arise from the mix between primary and secondary pupils, reflecting the higher enrolment of the poor in primary rather than secondary school. Higher dropout ratios, and the younger age structure of the black population are contributory factors, and as these change, the redistributive impact will improve.

Health

Within the health sector, there has been greater use of public clinics by the poor since the introduction of free clinic services, along with some reduction in use by the middle class who have shifted to private clinic services. The study found large differences in costs per inpatient day in hospitals, but no systematic variations in these costs between different catchment areas or provinces, by the level of affluence, or the race group of beneficiaries. This suggests that efficiency levels differ greatly between hospitals.

Social grants

Effective means testing has resulted in well-targeted social grants expenditure. However, the results of the study show that overall grant expenditure is not as well targeted as in 1995, perhaps because the introduction of the child support grants (CSG) initially led to a broadening of the client base. Many recipients of the CSG live in households with some other income, whereas pensioners often live with no other income source. In addition, the rollout of the CSG was initially uneven, focusing on urban areas, thereby excluding many of the poorest in rural areas from coverage. This has improved greatly since then.

Housing

The results for 2000 show a significant shift away from subsidies for first time homeowners and building of housing by the state, towards spending on housing subsidies for those without formal housing. In 2000/01, 163 114 housing subsidies were given to beneficiaries with household incomes of less than R18 000 per year, 6 746 to households with income between R18 000 and R30 000, 3 999 to those with incomes ranging from R30 000 to R42 000, and 5 to people in higher income brackets. This represents highly effective targeting of the poor in the housing sector.

Higher Education

The proportion of students accessing higher education who are black rose from 51 per cent in 1995 to 61 per cent in 2000, reflecting a moderate improvement in targeting from 1995 to 2000.

Some recent policy changes such as the broadening of the CSG, provision of free basic municipal services and school post-provisioning favouring the poor have not yet fully been reflected in the 2000 data, so spending is likely to have continued to shift in favour of the poor since 2000. Future emphasis will be on improving the equity of outcomes through improving the efficiency of social services to the poor.

Source: Fiscal incidence in South Africa, 1995 — 2000, S van der Berg, I Woolard, C Simkins.

Modernisation of tertiary health sector receives attention

In addition to the Hospital Revitalisation programme – where 10 of the original 27 on the programme will be completed over the MTEF – the health sector has prepared a plan for the modernisation of tertiary health services. Proposals for accelerating the rate of hospital revitalisation and the financial and resource implications are currently being considered. Baseline adjustments also accommodate building of capacity of the national Department of Health and strengthening its ability to support and monitor provinces and non-governmental organisations.

Chapter 6: Medium term expenditure estimates

Changes in the economy-wide demand for labour favour skill-intensive employment and mismatches in the supply of appropriate skills in the labour force hampers economic growth. Public education and training will need to meet these demands.

Investment in education to address skills mismatch

Long term skills improvement begins with good quality school education. Government has put in place a pro-poor funding framework for schools to increase access to education. In order to enhance efficiency and improve quality, education has recently seen strong growth in operational expenditure at the public school level as well as spending on school building. However, Government still needs to give further attention to monitoring mechanisms to ensure that the funds flow in the intended way, and, crucially, to monitor the impact of funding strategies on the quality of education.

Government will monitor quality of education

Education is a highly personnel intensive service and this budget provides an additional R6,9 billion to enhance pay progression, career pathing and performance related remuneration for teachers as well as provide for the retention of teachers in the areas of maths and science.

R6,9 billion additional for salary increases to teachers

Past budgets have made substantial allocations to support the restructuring the higher education institutions and supplementing this approach, the 2005 Budget makes significant additional allocations to the National Student Financial Aid Scheme.

Significant additional allocation to NSFAS

Government recognises the weak functioning of some SETAs. Following a review of the performance of the National Skills Development Strategy and extensive consultations, the Minister of Labour tabled a new strategy for the period 2005 to 2009. This strategy will outline mechanisms to improve the performance of SETAs. Complementing this approach is the recapitalisation of Further Education and Training Colleges, which receive additional budget allocations of more than R1 billion over the MTEF.

Justice, crime prevention and security

The 2005 Budget significantly increases financing for Government’s commitment to ensure a safe and secure environment for all citizens in South Africa.

Recapitalisation of FET colleges

Substantial additional funds are allocated to the Department of Safety and Security to retain skilled police personnel, improve performance based pay progression, develop systems for career pathing and attract and retain personnel with scarce skills.

Additional resources for police pay...

SAPS will upgrade security at identified government installations and ports of entry and exit, improve policing at strategic facilities and create a conducive climate for the country to host major international events such as the 2010 Soccer World Cup. Pilot projects will commence at Beit Bridge land border post, Cape Town Metro Rail, Durban Harbour, Johannesburg International Airport and at all High Courts. An additional 9 090 police officers will be recruited for this purpose over the next three years.

...and more police to be hired

In the 2005 Budget, the Department of Justice and Constitutional Development receives additional funds to improve court

Improved court efficiency

2005 Budget Review

administration and security, appoint additional personnel, and rehabilitate old and dilapidated court facilities. Access control and security at courts will be improved to minimise escapes from custody and protect court personnel.

Enhanced focus on rehabilitation of offenders

A key priority of the Department of Correctional Services over the next five years will be to deliver services according to the principles of the new White Paper on Corrections which puts the emphasis on the reduction of repeat offences through the rehabilitation of offenders. Additional funds are allocated to implement programmes in this regard and for the continuous expansion of prison capacity.

Peacekeeping operations across Africa

South Africa’s involvement in initiatives aimed at promoting peace and regional stability continues to require assistance from the Department of Defence. Close to 2 900 members of the South African National Defence Force are deployed in peacekeeping operations in seven different countries affected by conflict. The two largest deployments are to Burundi and the Democratic Republic of Congo, and negotiations to deploy peacekeeping forces to the Sudan are currently being finalised. Short term interventions include active involvement in humanitarian assistance and intergovernmental cooperation on training initiatives and crime prevention operations.

Stronger rand leads to cost reduction for Strategic Armament Procurement Package

Under the Strategic Arms Procurement Programme, four Corvettes have already been delivered to South Africa and the delivery schedule for 2005 includes a submarine, as well as a substantial portion of the light utility helicopters and trainer aircraft order. The appreciation of the rand against major currencies in 2004 has resulted in a further downward adjustment of R3,1 billion in the anticipated cost of the Strategic Armament Procurement Package from R48,7 billion to R45,6 billion.

Police, Teacher and Social Workers salaries

The 2005 Budget has increased allocations for personnel related expenditure to improve the conditions of employment for selected public servants.

As crime prevention continues to be one of Government’s key priorities, improving the budget allocation for police personnel became a principal driver of allocations over the medium term. R660 million has been provided over the MTEF to improve the capacity of police personnel, funding an additional 9 090 officers. An additional R4,2 billion has been allocated over the medium term to facilitate the implementation of an improved remuneration structure for the police service, with the aim of retaining scarce skills and addressing crucial personnel related issues of career pathing and pay progression. This should have a positive impact on the level of safety and security of all citizens.

The 2005 Budget also allocates an additional R6,9 billion for improving the level of remuneration of educators, and the creation of an environment conducive to teaching. This additional allocation is added to the provincial equitable share and will also be used to target the following key areas, the exact details of which are still being formulated:

•	Creating new school grading norms for principals’ posts

•	Introducing incentives to encourage educators to teach in certain schools where provinces find it difficult to employ and retain qualified staff

•	Providing performance rewards for the best performing principals and teachers

•	Providing support staff in schools serving households in disadvantaged communities

The Department of Social Development and the Department of Public Service Administration have jointly redesigned the job description and grading structure for social workers. Over the MTEF, R109 million, R116 million and R123 million have been included in the provincial equitable share to implement the improved salary dispensation.

Chapter 6: Medium term expenditures extimates

Governance and administration

The quality of public sector delivery affects the growth of the economy and employment as well as the quality of life of people. The public sector needs to develop smarter ways of delivering services, and also improve the monitoring and evaluation of service delivery in areas of recognised weakness. Government services are delivered by a number of spheres, but citizens should be able to receive seamless services across Government. To achieve this objective, greater emphasis needs to be placed on cooperative governance and the alignment of planning regimes between national, provincial and local governments.

Government is concerned about the quality of public sector delivery

Government has initiated the development of a national monitoring framework to improve understanding of the socio-economic impact of policies and to expand existing monitoring processes. Funds originally allocated for Census 2006 will partly be redirected to assist in this regard.

International relations, peace and security

Renewed focus on monitoring

Over the past few years, South Africa has become increasingly involved in regional and international affairs. In some areas on the African continent, the main challenge has been promoting peace and security. Emphasis is also placed on regional economic integration, while the African Union and NEPAD will clearly remain central to South African foreign policy. The next phase of the African agenda will see the formation of tangible programmes and initiatives to give effect to the African Union’s programme commitments.

Regional stability is essential for development and growth

Looking further afield, South Africa will continue to champion the interests of developing countries in the areas of trade, development, and reform of the international financial architecture. A key challenge is to bridge the North-South divide on issues such as trade, and to strengthen South-South cooperation. Expanding trade relationships with other emerging markets is part of the country’s growth strategy.

Interests of developing countries should top trade agenda

The role that South Africa plays in regional and international affairs continues to deepen. There is a drive to forge partnerships with other key countries in the developing world and secure a place for development issues on the global agenda. South Africa is working closely with the countries of Africa, Asia and Latin America to develop common positions in promoting South-South and North-South cooperation to increase trade, investment and development opportunities. As part of the India, Brazil, South Africa (IBSA) Trilateral Commission, South Africa is a key player in presenting developing world perspectives at global forums and institutions.

Strong collaborative ties are being forged across the developing world

Africa remains a critical focal point for South Africa’s international relations. South Africa has actively participated in the establishment of the African Union, the Pan African Parliament that ensures the participation of Africa’s people in governance, and the Peace and Security Council that prevents, manages and resolves conflicts on the continent. South Africa played a decisive role in establishing the key structures of NEPAD. Attention is now shifting to implementing

NEPAD key to foreign affairs agenda

2005 Budget Review

NEPAD’s development programmes in the areas of infrastructure, information communication technologies, and agriculture. South Africa will also be reviewed in terms of the African Peer Review Mechanism. Deepening regional economic integration in Southern Africa remains a key objective.

Division of nationally raised revenue

Government policy priorities determine the division of revenue

The Constitution requires that an Act of Parliament should prescribe the division of nationally raised revenue between national, provincial and local government. The equitable division of revenue must take into account recommendations from the Financial and Fiscal Commission, and criteria stipulated in sub-section 214(2) of the Constitution. Within the framework of these requirements, the annual Division of Revenue Bill is the outcome of Government’s policy deliberations on expenditure priorities for the period ahead. An explanatory memorandum on the Bill is included as Annexure E of this Budget Review.

Division between spheres: 2001/02 – 2007/08

Main budget expenditure for 2005 is R418 billion – growth of 12,6 per cent

Table 6.2 presents the division of revenue over the MTEF period and the preceding four years. This framework covers appropriations from the National Revenue Fund, and thus excludes social security funds and other extra-budgetary accounts, but includes state debt cost. For 2005/06, total expenditure of R417,8 billion is divided among the three spheres of government, after making provision for a contingency reserve and paying interest on state debt.

Non-interest government expenditure for 2005/06 is R364,7 billion, and over the MTEF it grows by 10,6 per cent a year to R435,5 billion. Excluding the unallocated contingency reserve, national departments receive 37,6 per cent, provinces 57,7 per cent and local government 4,7 per cent of the amount available for allocations in 2005/06.

Contingency reserve set aside for unanticipated events

Over the MTEF, the contingency reserve rises from R2 billion in 2005/06 to R8 billion in 2007/08. These funds are unallocated and are held in reserve for unforeseen and unavoidable expenditure, such as natural disasters and other emergencies, severe economic occurrences and for spending announced by the Minister but not appropriated at the time of the Budget. Through the mid-year adjustment process – the Adjustment Appropriations Bill – Parliament and the various Provincial Legislatures enact the appropriation of the funds. In ensuing budgets, portions of the contingency reserve in the MTEF are drawn down for new policy priorities.

Chapter 6: Medium term expenditure estimates

Table 6.2 Main budget expenditure, 2001/02 – 2007/08

	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08

Revised
R million	Outcome			estimate	Medium-term estimates
State debt cost	47 581	46 808	46 313	48 901	53 125	56 603	59 381
Non-interest expenditure	215 324	244 721	282 349	321 212	364 694	399 790	435 513
Percentage increase	14,8%	13,7%	15,4%	13,8%	12,9%	9,1%	8,0%

Total expenditure	262 905	291 529	328 662	370 113	417 819	456 393	494 894
Percentage increase	12,4%	10,9%	12,7%	12,6%	12,9%	9,2%	8,4%
Contingency reserve	–	–	–	–	2 000	4 000	8 000

Division of available funds
National departments	87 705	99 091	108 459	121 101	136 262	146 800	157 817
Provinces	121 099	136 873	161 494	185 354	209 273	229 282	248 236
Equitable share	81 670	93 827	110 004	122 426	134 706	146 757	157 678
Conditional grants	39 429	43 046	51 490	62 928	74 567	82 525	90 558
Local government	6 520	8 759	12 396	14 757	17 159	19 708	21 461
Equitable share	3 184	4 187	6 350	7 678	9 643	10 515	11 371
Conditional grants	3 336	4 572	6 045	7 080	7 516	9 193	10 090

Total	215 324	244 722	282 349	321 212	362 694	395 789	427 513

Percentage shares
National departments	40,7%	40,5%	38,4%	37,7%	37,6%	37,1%	36,9%
Provinces	56,2%	55,9%	57,2%	57,7%	57,7%	57,9%	58,1%
Local government	3,0%	3,6%	4,4%	4,6%	4,7%	5,0%	5,0%

Additional allocations to 2004 Budget estimates

Table 6.3 summarises additional spending allocations for the 2005 Budget. Over the MTEF, an additional R74,4 billion is allocated, of which R16,0 billion will be available in 2005/06. For budget planning purposes, departmental baseline allocations for 2007/08 are calculated based on 5,0 per cent growth on baseline allocations for 2006/07. A large portion of the additional allocations is for social grants while significant capital and infrastructure allocations are made, mainly in the second and third years of the MTEF, to provide adequate time for planning.

For 2005/06, the ‘above baseline’ allocations consist of R5,3 billion for national departments, R9,5 billion for provinces and R1,2 billion for local government.

Over the MTEF total additional allocations are R74,4 billion

Table 6.3 Additional allocations in the 2005 MTEF

R million	2004/05	2005/06	2006/07	2007/08[1]	Total
National departments	1 520	5 287	8 111	12 282	25 680
Provinces	4 242	9 540	12 916	20 963	43 419
Equitable share	847	2 579	5 100	8 937	16 616
Conditional grants	3 395	6 961	7 816	12 025	26 803
Local government	477	1 200	1 650	2 500	5 350
Equitable share	–	1 000	1 150	1 500	3 650
Conditional grants	477	200	500	1 000	1 700

Total	6 240	16 027	22 677	35 745	74 449

1.	The assumed baseline for 2007/08 is the 2006/07 baseline plus 5 per cent.

2005 Budget Review

Revised estimates of expenditures: 2003/04 and 2004/05

On an annual basis, the main budget is revised based on in-year adjustments to departmental budgets. These adjustments take into account savings, unforeseen and unavoidable expenditures, rollovers, personnel adjustments, self-financing expenditure and other specified additional allocations. Table 6.4 presents the revised expenditure estimates for 2003/04 and 2004/05, and the preliminary expenditure outcome for 2003/04.

Table 6.4 Preliminary 2003/04 expenditure outcome and 2004/05 revised estimate

	2003/04			2004/05
		Revised	Preliminary		Adjust-	Revised
R million	Budget	estimate	outcome	Budget	ments	estimate
Direct charges to the National Revenue Fund
State debt cost	50 986	47 326	46 313	50 432	-1 531	48 901
Provincial equitable shares	142 386	144 743	144 743	159 971	4 112	164 084
Unforeseeable and					3 265
unavoidable expenditure
Inflation adjustments					847
Skills development funds	3 600	3 700	3 777	4 300	–	4 300
Other statutory amounts	915	903	915	963	12	975
Standing appropriations	35	46	28	34	10	44

Total	197 922	196 717	195 776	215 700	2 603	218 304

Appropriation by vote
Main appropriation	133 043	133 043		149 704	-12
Adjustments
Approved rollovers from previous year		1 080			1 988
National departments		820			1 761
Transfers to provinces		20			30
Transfers to local government		240			197
Unforeseeable and unavoidable expenditure		2 786			1 648
National departments		2 499			1 648
Transfers to provinces		127			–
Transfers to local government		160			–
Other adjustments		-976			-383
Inflation adjustments		151			–
Self financing expenditure		423			165
Savings identified by departments		-1 800			-1 129
National Empowerment Fund		–			150
Drought relief		250			430

	133 043	135 933	135 933	149 704	3 241	152 944
Contingency reserve	3 000			2 500	-2 500
Unallocated	–			1 000	-1 000
Underspending and savings		-966	-3 047			-1 135

Total	136 043	134 967	132 886	153 204	-259	151 809

Total expenditure	333 965	331 685	328 662	368 904		370 113

Percentage increase over Budget			-1,6%			0,3%
Percentage increase over previous year			12,7%			12,6%

Chapter 6: Medium term expenditure estimates

For 2003/04, the 2004 Budget revised estimate of expenditure was R331,7 billion, while the preliminary outcome of expenditure is expected to be lower at R328,7 billion. Continued under-expenditure by departments suggests that further work is required to align planning processes with budget requests.

In 2003/04, revised estimates is R3 billion lower than adjusted budget

The revised estimate for expenditure in 2004/05 is R370,1 billion, 0,3 per cent more than the budget of R368,9 billion. The upward revision in spending takes into account savings on the strategic arms procurement package due to the improved strength of the rand. Approved rollovers increase to nearly R2 billion and are linked to the slow ability to implement capital projects.

Net savings in mid-year adjustments

In the mid-year adjustments for 2004/05, provinces received additional allocations of R4,1 billion. Changes approved by parliament included rollovers of nearly R2 billion, savings and underspending of R1,1 billion, unforeseen and unavoidable expenditure of R1,6 billion, of which R500 million was for the Department of Trade Industry in support of the development of the pebble bed modular reactor, and R687 million for the Department of Public Works, largely for the settlement of municipal rates and services charges. Additional funds of R430 million for drought relief were allocated to the Departments of Water Affairs and Forestry, Provincial and Local Government and Agriculture.

Appropriations from the National Revenue Fund: 2001/02 – 2007/08

Appropriations against the National Revenue Fund are either direct charges as provided for in the Constitution, the Public Finance Management Act or other legislation, or allocations by vote set out in the annual Appropriation Bill.

Provinces received an additional R4,1 billion in 2004/05 adjustment budget

Table 6.5 Main budget appropriation, 2001/02 – 2007/08

	2001/02	2002/03	2003/04	2004-05	2005/06	2006/07	2007/08
Revised
R million	Outcome			estimate	Medium-term estimates
Direct charges to the National Revenue Fund
State debt cost	47 581	46 808	46 313	48 901	53 125	56 603	59 381
Provincial equitable share	81 670	93 827	110 004	122 426	134 706	146 757	157 678
Skills development funds	2 541	3 259	3 777	4 300	5 000	5 600	6 000
Other statutory amounts	829	874	915	975	1 060	1 121	1 177
Standing appropriations	294	30	28	44	22	23	24

Total	132 915	144 798	161 037	176 645	193 913	210 104	224 260

Appropriation by vote
Main appropriation	122 499	143 245	167 782	193 468	221 406	240 289	259 134
Adjustments	9 010	4 781	2 890	1 135	–	–	–
Contingency reserve	–	–	–	–	2 000	4 000	8 000

Total	131 510	148 026	170 671	194 602	223 406	244 289	267 134
Savings and underspending	-1 520	-1 295	-3 047	-1 135	–	–	–

Total expenditure	262 905	291 529	328 662	370 113	417 819	456 393	494 894

2005 Budget Review

Direct charges provide for the provincial equitable share, salaries for the judiciary and political office bearers, subscriptions and guarantees payable under international agreements, transfer of skills development levy receipts to the Sector Education and Training Authorities and the National Skills Funds, and state debt costs.

Allocations to National Departments

ENE presents detailed allocations to national departments

The discussion and tables below summarise allocations to national departments for the forthcoming three years and changes to the 2004 Budget baseline estimates. The changes reflect the additional expenditure for policy shifts, acceleration of service delivery programmes and increased personnel remuneration. Conditional grants to provinces and municipalities are also included as these amounts are incorporated in national departmental votes. The annual Estimates of National Expenditure presents detailed spending tables per department together with an indication of service delivery targets and expected outputs and outcomes.

As part of reform initiatives aimed at deriving greater efficiencies in state-owned enterprises, these entities have been reclassified in terms of their commercial activities. Public entities that function as business enterprises will be paying VAT, but those entities that provide public goods will be exempted from VAT for such services. Baseline adjustments in transfers to all entities reflect the new VAT regime.

Central Government and Administrative Services

Additional allocations to Presidency support monitoring capacity

The Presidency is allocated an additional R24 million in 2005/06, R25 million in 2006/07 and R27 million in 2007/08 for electronic communication, strengthened internal policy capacity, improved efficiency in document management and to support the South African Chapter on African Renaissance. The National Youth Commission is also accommodated within this allocation.

Parliament’s allocation is increased by R64 million, R85 million and R100 million over the MTEF. These funds will go towards expanding capacity in the Secretary’s Office, the National Assembly and the National Council of Provinces Division; strengthening the oversight role of Committees through improving research capacity and implementing various projects to improve internal services. A major cost driver in future years will be the implementation of the proposed language policy.

Quality of Home Affairs services to be turned around

The services rendered by the Department of Home Affairs are central to giving citizens access to basic benefits and other government services. The Department’s turnaround strategy is supported with additional amounts of R283 million, R247 million, and R321 million for the re-engineering of business and workflow processes. Service delivery will be strengthened through the appointment of additional personnel, acquisition of vehicles, roll out of mobile units and implementation of birth registration and permanent citizenship campaigns. Funding is also allocated for transforming the

Chapter 6: Medium term expenditure estimates

immigration branch and for combating fraud and corruption. The Independent Electoral Commission receives R160 million, R12 million and R63 million, primarily to support the local government elections in 2005/06.

Table 6.6 Central government administration: expenditure by vote, 2001/02 – 2007/08

	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08

R million	Outcome			Revised estimate	Medium-term estimates
Appropriation by vote
The Presidency	101	139	143	176	213	229	241
Parliament	270	312	409	576	677	749	797
Foreign Affairs	1 995	2 339	2 129	2 481	2 595	2 917	3 168
Home Affairs	1 120	1 367	1 952	2 195	2 973	2 627	2 820
Independent Electoral Commission	100	211	641	527	884	332	399
Provincial and Local Government	4 653	6 557	9 441	13 137	15 581	18 489	20 203
Local government equitable share	3 184	4 187	6 350	7 678	9 643	10 515	11 371
Grants to local government	1 160	1 959	2 593	4 943	5 636	7 654	8 501
Grants to provinces	163	241	260	220	–	–	–
Public Works	3 705	4 202	4 682	5 514	5 554	5 960	6 578
Grants to local government	357	260	262	–	–	–	–

	11 843	14 917	18 756	24 078	27 593	30 970	33 807
Statutory appropriations
The Presidency	2	2	2	2	2	2	2
Parliament	162	173	183	209	208	221	232

Total	12 007	15 091	18 941	24 289	27 804	31 193	34 041

Changes to baseline
The Presidency				3	24	25	27
Parliament				-12	64	85	100
Foreign Affairs				-5	145	190	261
Home Affairs				-79	283	247	321
Independent Electoral Commission				24	160	12	63
Provincial and Local Government				286	1 210	1 654	2 526
Local government equitable share				–	1 000	1 150	1 500
Grants to local government				274	200	500	1 000
Grants to provinces				–	–	–	–
Public Works				694	408	446	788
Grants to local government				–	–	–	–

				887	2 134	2 647	4 022
Statutory appropriations
The Presidency: Salary of the President and Deputy President				–	–	–	–
Parliament: Members’ remuneration				12	–	–	–

Total				899	2 134	2 647	4 022

Recommended additional allocations to the Department of Foreign Affairs amount to R145 million, R190 million and R261 million over the three years of the MTEF. The strengthening of the rand against major currencies provides savings to the Department. The bulk of the additional funds go towards consolidating the African Agenda which includes support for the Pan African Parliament; contributions to the African Union’s budget, expanding representation in Africa and abroad and modernising the department’s ICT systems.

Funds support the African Agenda focus in Foreign Affairs

2005 Budget Review

Local government receives substantial additional allocations

The Department of Provincial and Local Government receives substantial additional allocations of R5,4 billion over the MTEF period. These increases are mainly for the Local Government Equitable Share (R3,7 billion) and the Municipal Infrastructure Grant (R1,7 billion). Additional funds also support the establishment of a dedicated unit to coordinate the implementation of the Municipal Infrastructure Grant (MIG). Two Commissions are established — one on Claims and Disputes relating to Traditional Leadership and the other on the Promotion and Protection of the Rights of Cultural, Religious and Linguistic Communities. The Municipal Demarcation Board also receives an additional R12,6 million for increased activity linked to the local government elections.

Government to overhaul property management

Government owns an extensive portfolio of property and land that is not utilised optimally. A comprehensive management framework to maximise the value of state property will be developed. Options for restructuring ownership of assets and decentralising control over property management will also be considered. Additional amounts of R408 million, R446 million and R788 million are recommended for the Department of Public Works, in part to support the payment of the municipal services and rates debt on government buildings and to upgrade land ports of entry. Further renovations to Parliament buildings require R23 million in 2005/06 while amounts of R69 million, R71 million and R110 million are allocated to address the general maintenance backlog in government buildings.

Financial and administrative services

GCIS to meet the requirements of the Promotion of Access to Information Act

To meet the requirements of the Promotion of Access to Information Act, the Government Communications and Information System’s vote receives R40 million, R29 million and R28 million, above baseline. Additional personnel costs for the appointment of learners under the Learnership programme are also accommodated.

Provincial infrastructure grant is increased

Additional funds recommended for the National Treasury amount to R77 million in 2006/07 and R1,1 billion in 2007/08 to accommodate mandatory transfers to Swaziland in terms of the Common Monetary Area Agreement and to gradually increase the baseline of the Financial Intelligence Centre. In the third year of the MTEF, R1 billion is allocated to the provincial infrastructure grant. The National Treasury vote also includes local government restructuring and financial management grants, provision for civil and military pensions and post retirement medical benefits, and provision for Secret Services. Due to a change in the VAT Act, funding for the SA Revenue Service is reduced by R1,6 billion and this is reflected in the limited increases of the Treasury baseline. This change in the allocation to SARS will have no material effect on their funding. The historic baseline of the provincial equitable share is also adjusted to take account of the shift of social security grants to the Department of Social Development.

An additional R5 million for the Department of Public Enterprises is recommended for 2007/08 to strengthen internal capacity. In addition, the Department receives R13 million in 2005/06 to reimburse Alexkor.

Chapter 6: Medium term expenditure estimates

The additional allocations to the Department of Public Service and Administration are R19 million, R15 million and R14 million. These funds will be used to facilitate the implementation of the restricted medical scheme for public servants and to phase in the establishment of planning, monitoring and evaluation capacity within the department.

DPSA to develop restricted medical scheme for public servants

Table 6.7 Financial and administrative services: expenditure by vote, 2001/02 – 2007/08
	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
				Revised
R million	Outcome			estimate	Medium-term estimates
Appropriation by vote
Government Communication and Information System	123	152	179	203	249	251	262
National Treasury	8 165	9 847	12 094	13 802	13 991	15 069	16 813
South African Revenue Service	2 863	3 502	3 792	4 603	4 254	4 510	4 735
Secret Services	983	1 329	1 771	2 117	2 080	2 223	2 334
Grants to provinces	1 824	1 950	2 534	3 348	3 731	4 118	5 324
Grants to local government	290	306	705	586	549	549	549
Public Enterprises	196	210	84	75	92	80	89
Public Service and Administration	99	138	155	134	168	177	184
Public Service Commission	53	57	64	72	82	89	93
South African Management Development Institute	23	31	37	41	57	59	57
Statistics South Africa	898	359	281	365	691	881	779

	9 556	10 794	12 893	14 692	15 330	16 605	18 277
Statutory appropriations
State debt cost	47 581	46 808	46 313	48 901	53 125	56 603	59 381
Provincial equitable share	81 670	93 827	110 004	122 426	134 706	146 757	157 678

Total	138 807	151 429	169 211	186 019	203 161	219 965	235 336

Changes to baseline
Government Communication and Information System				–	40	29	28
National Treasury				- 140	-1	77	1 067
South African Revenue Service				–	- 494	- 524	- 550
Secret Services				–	–	–	–
Grants to provinces				–	–	–	1 000
Grants to local government				45	–	–	–
Public Enterprises				- 1	13	- 1	5
Public Service and Administration				8	19	15	14
Public Service Commission				- 1	4	6	6
South African Management Development Institute				–	18	17	13
Statistics South Africa				- 139	38	- 476	- 646

				- 273	131	- 334	486
Statutory appropriations
National Treasury: State debt cost				-1 531	- 861	-1 342	-1 461
National Treasury: Provincial equitable share				847	2 579	5 100	8 937

Total				- 957	1 849	3 424	7 962

Additional amounts of R4 million, R6 million and R6 million are recommended for the Office of the Public Service Commission. These funds will be used to build capacity to register and investigate complaints and grievances lodged according to the Public Service Commission Act, upgrade IT infrastructure and support anti-corruption initiatives.

2005 Budget Review

Additional funds for SAMDI organisation capacity	An additional R18 million, R17 million and R13 million are recommended for the South African Management Development Institute (SAMDI) to strengthen organisational capacity in line with their turnaround strategy. A further R2,0 million, R2,1 million, R2,2 million for Financial Management Training is shifted from the National Treasury vote.

R2 billion saving on 2006 Census partly redirected to improve quality of general statistics	With the cancellation of the 2006 Census, Statistics South Africa’s vote is reduced by about R2 billion and these funds are removed from their baseline. However, additional allocations of R246 million, R408 million and R283 million are made to support an improvement in the quality of the general economic and household statistics as well as the new Community Survey that replaces the Census.

Social services

Capital expenditure of R190 million at Freedom Park postponed	Due to delays in the construction of the Freedom Park monument, capital expenditure has been delayed and changes to the baseline of the Department of Arts and Culture include a decrease of R190 million in 2005/06. These funds will be reallocated in 2006/07 (R130 million) and 2007/08 (R60 million). The savings in 2005/06 is offset by additional allocations of R70 million partly to fund the management of Robben Island Museum as a World Heritage Site and for hosting the 29th Session of the World Heritage Committee in 2005. Total additional allocations in the outer years of the MTEF are R146 million and R82 million. These allocations are to support the offices of the Minister and Deputy Minister and service newly developed international partnerships and projects. In recognition of the sound performance by the Pan South African Language Board, additional funds of R1 million and R2 million in the outer years of the MTEF are recommended.

R1 billion to recapitalise FET colleges and NSFAS funding also set to increase	Amounts of R285 million, R714 million and R874 million are allocated to the national Department of Education. Amounts of R500 million are allocated in each of the outer years of the MTEF as conditional grants to provinces to fund the recapitalisation of Further Education and Training Colleges, while the remaining funds will be used to increase the level of funding to students who receive financial assistance from the National Student Financial Aid Scheme. The Department also receives R10 million, R15 million and R20 million to improve an education management information systems that will streamline and integrate the flow of education information from school level upwards.

Management capacity in Health receives attention	An additional R199 million, R200 million and R204 million is given to the national Department of Health. These funds are to improve internal capacity to manage provincial grants – particularly the hospital revitalisation grant – and to strengthen health promotion programmes. The National Tertiary Health Services grant receives an additional R180 million a year to support academic health centres. Funds allocated to improve labour inspectorate.

The additional amounts allocated to the Department of Labour are R18 million, R43 million and R50 million. These funds will be used to enhance service delivery through the development and

Chapter 6: Medium term expenditure estimates

implementation of a fully-fledged call centre. Additional funds are also allocated to accelerate the learnership and internship initiatives and funds are allocated to improve the labour inspectorate.

In 2005/06, responsibility for the financing of social grants will be centralised at the national level and the budget of the Department of Social Development changes significantly with the shift of the social security grants to the national sphere. Before the National Social Security Grants Agency is fully functional, these funds will be allocated to provincial social development departments as conditional grants. Grant allocations also take the increases in the value of the grants into account. Further additional allocations of R126 million, R160 million and R190 million are made to the Department for the establishment of the agency and to improve grant administration. Provincial conditional grants for home and community-based care for people affected by HIV and Aids are increased by R64 million, R60 million and R60 million over the MTEF.

Social grants centralised at national level and Social Security Grants Agency to be established

Growth in the disability and care dependency grants

Growth in Disability and Care Dependency grants has exceeded that of other grant programmes, placing significant pressure on provincial budgets. Between December 2001 and end 2004, the beneficiaries for the two programs grew from 711 495 to 1 385 935, with associated annual costs rising from R4,9 billion to over R11,9 billion. A study was commissioned by National Treasury and the Department of Social Development to investigate the causes of this unexpected increase in the take-up of grants.

The findings suggest that possible causes include changes in the application process, increases in numbers suffering from chronic diseases such as Aids, improvements in the opportunities for disabled people to access and apply for the grant, particularly in remote rural areas, equalisation in the number of women who are availing themselves of the benefit and higher incidence of fraud.

Over the past three years, the Eastern Cape has experienced a 76 per cent increase in the number of beneficiaries accessing the disability and care dependency grants. However, this has been coupled with an apparent increase in the number of cases of fraud and ineligible people accessing the grants. This prompted the provincial social development department to develop a multifaceted approach to protecting the integrity of the system by restricting access to the grants to only those eligible for them. This approach resulted in significant savings in 2004/05, and involved:

•	Conducting a forensic audit of all disability and care dependency files to identify all ineligible recipients and those whose status needs to be reviewed

•	Developing guidelines in conjunction with medical professionals to assist practitioners in assessing the degree of disability of an applicant

•	Creating a registry of medical professionals that are authorised to conduct the assessments and have been provided with training on the use of the new guidelines

•	Reviewing the cases of approximately 80 000 temporary grant recipients who continued to receive payments beyond the period they were originally eligible for. The department established a new set of procedures that comply with court rulings for terminating temporary grants

•	Commissioning a new Management Information System for social grants to enable them to closely monitor key programme indicators and to identify and address problems at an early stage.

The success of these measures has prompted other provinces, notably KwaZulu Natal and Free State, to replicate them in an attempt to improve their disability grants system. The national department of social development has created a special disability management initiative to assist provinces in their efforts by sharing best practices and providing technical assistance to improve policies.

Hosting the 2010 Soccer World Cup holds large potential benefits for the country but also some significant risks. Government remains committed to fund a proportion of the stadium infrastructure requirements, and once these requirements have been finalised allocations will be reflected in the 2006 Budget. A critical priority is

2005 Budget Review

for Government to put in place coordinating mechanisms and dedicated capacity to prepare for 2010. Additional amounts of R23 million, R23 million and R22 million are allocated to Sports and Recreation South Africa to establish a dedicated programme management unit to deal with Government’s role in the 2010 World Cup. These funds will also support the incorporation of the Sports Commission into the Department, establish the office of the deputy Minister and promote organised school sport.

Table 6.8 Social services: expenditure by vote, 2001/02 – 2007/08
	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
				Revised
R million	Outcome			estimate	Medium-term estimates
Appropriation by vote
Arts and Culture	443	593	905	1 015	1 083	1 234	1 225
Education	8 616	9 314	10 543	11 395	12 397	13 726	14 536
Grants to provinces	809	936	1 136	991	1 048	1 743	1 805
Health	6 224	7 059	7 672	8 715	9 825	10 658	11 185
Grants to provinces	5 472	6 300	6 746	7 655	8 666	9 408	9 870
Labour	1 397	1 283	1 012	1 217	1 314	1 431	1 508
Social Development	28 118	30 269	36 845	46 222	56 549	61 887	66 877
Grants to provinces	27 810	29 688	36 392	45 766	55 932	61 205	66 139
Sport and Recreation SA	101	172	223	294	204	232	242
Grants to local government	36	84	122	134	–	–	–
Grants to provinces	–	–	–	9	24	39	41

	44 900	48 690	57 202	68 858	81 372	89 169	95 573
Statutory appropriations
Labour: Skills development	2 541	3 259	3 777	4 300	5 000	5 600	6 000

Total	47 441	51 950	60 979	73 158	86 372	94 769	101 573

Changes to baseline
Arts and Culture				-127	-139	146	82
Education				50	285	714	874
Grants to provinces				30	–	500	500
Health				-73	199	200	204
Grants to provinces				–	180	180	180
Labour				26	18	43	50
Social Development				16	6 971	6 856	9 095
Grants to provinces				–	6 845	6 696	8 905
Sport and Recreation South Africa				8	23	23	22
Grants to local government				2	–	–	–
Grants to provinces				–	–	–	–

				-101	7 356	7 982	10 327
Statutory appropriations
Labour: Skills development				–	500	900	1 065

Total				-101	7 856	8 882	11 392

Justice and protection services

Correctional Services White Paper reform direction supported through additional allocations	Additional allocations of R200 million, R333 million and R866 million are recommended for the Department of Correctional Services for the appointment of additional personnel, the implementation of aspects of the White Paper on Corrections, additional infrastructure requirements and the implementation of a 7-day working establishment in the third year of the MTEF.

Chapter 6: Medium term expenditure estimates

The Department of Defence receives a further R791 million, R944 million and R1,3 billion for the disposal of ammunition and the integration of the newly acquired equipment into the navy. An additional R300 million a year is allocated for peace support operations in the Democratic Republic of Congo, Burundi and Sudan. Further increases in the third year are for the repair and maintenance of Defence facilities.	R900 million additional funds to Defence for peace keeping in Africa

The Department of Justice and Constitutional Development receives substantial additional allocations of R288 million, R484 million and R676 million to support effective and efficient court management and for the modernisation of the justice system in order to improve conviction rates. Dedicated funding for court security is also provided. In future, compensation of magistrates will constitute a direct charge on the National Revenue Fund and will no longer be appropriated.	Greater efficiency in court management practices supported

Improving the Criminal Justice System

Safety and Security

In support of Government’s focus on preventing and combating crime, the Department of Safety and Security plans to increase the number of police officers from 139 023 in 2003/04 to approximately 165 850 by end of March 2008. This represents a 19 per cent increase in personnel numbers and brings the total number of additional personal to 26 827 over a five year period. The Department will focus on employing entry-level constables to improve sector policing and provide security at certain strategic areas and installations. Civilians will also be employed to perform administrative tasks to release police officials to focus on preventing and combating crime.

Justice and Constitutional Development

Over the 2005 MTEF, the Department of Justice and Constitutional Development has set aside R697 million to improve court efficiency and appoint additional personnel in key areas. Forty additional magistrates will be appointed and approximately 1 000 vacancies will be filled at court level to enhance management capacity and administrative support. Funds will also be utilised to appoint additional personnel to speed up prosecutions.

The Department will maintain its focus on improving access to courts by building more court facilities, and it is envisaged that at least two Community Courts will be established per province to address area-specific crime problems, ensure speedy and effective justice, and make people feel safer in their own communities. The Hatfield model, utilising a multi-agency and community partnership approach, will be used to rollout these courts. Furthermore, provision has been made for the additional rollout of Sexual Offences Courts to address more effectively the incidence of sexual offences perpetrated against woman and children.

Funds have also been set aside for the implementation of a Charter and Minimum Standards on Services for the Victims of Crime that was developed in compliance with the Constitution and the United Nations Declaration of Basic Principles of Justice for Victims of Crime and Abuse of Power.

Correctional Services

The 2005 Budget makes available additional allocations to the Department of Correctional Services to finance the start-up and operational cost associated with four new correctional centres in 2006/07, implement the White Paper on Corrections, appoint approximately 7 000 additional personnel and meet the cost of providing three meals per day to incarcerated offenders. Accommodation capacity will increase by 12 000 bed spaces and result in a moderate reduction in the projected rate of prison overcrowding by the end of March 2008.

Substantial additional amounts of R1,6 billion, R2,3 billion and R3,3 billion are allocated to the Department of Safety and Security to increase police remuneration and to address issues pertaining to the retention of scarce skills, pay progression and career pathing. Significant additional allocations are also made to appoint more police personnel.	Additional R5,5 billion to increase police salaries and appoint more police

2005 Budget Review

The additional allocations for the Independent Complaints Directorate of R3 million, R6 million and R8 million and are primarily to increase staff numbers to handle a higher case load.

Table 6.9 Justice and protection services: expenditure by vote, 2001/02 – 2007/08
	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
				Revised
R million	Outcome			estimate	Medium-term estimates
Appropriation by vote
Correctional Services	6 549	7 068	7 387	8 457	9 234	9 960	10 974
Defence	16 045	18 836	19 826	19 412	22 459	22 588	22 152
Independent Complaints Directorate	27	32	37	42	50	56	61
Justice and Constitutional Development	3 268	3 786	4 018	4 467	5 072	5 599	6 046
Safety and Security	17 670	19 714	21 968	24 573	28 457	31 006	33 452

	43 559	49 435	53 236	56 951	65 272	69 209	72 685
Statutory appropriations
Justice and Constitutional Development: Judges’ salaries	665	699	730	764	850	898	943

Total	44 224	50 134	53 966	57 716	66 122	70 106	73 628

Changes to baseline
Correctional Services				50	200	333	866
Defence				-846	791	944	1 271
Independent Complaints Directorate				–	3	6	8
Justice and Constitutional Development				–	288	484	676
Safety and Security				63	1 619	2 279	3 289

				-733	2 900	4 047	6 109
Statutory appropriations
Justice and Constitutional Development: Judges’ salaries				–	–	–	–

Total				-733	2 900	4 047	6 109

Economic services

Programmes that support agricultural production receive additional funds	The Department of Agriculture receives additional allocations of R200 million, R300 million and R450 million to support the Agricultural Black Economic Empowerment initiative and the Micro Agriculture Financing Scheme. The Comprehensive Agricultural Support Programme is a key initiative to improve the effectiveness of Land Redistribution for Agricultural Development programme and improve rural economies, but the pace of delivery by this programme has been slower than expected and additional allocations are only made in the third year.

Funds allocated to improve the technological platform of the SABC	The total additional allocations to the Department of Communications amount to R103 million, R158 million and R163 million to provide funds for the recapitalisation of the SABC, the regulatory authority ICASA and to provide support to the office of the Deputy Minister.

The development of tourism businesses supported	Additional allocations of R53 million, R99 million and R189 million are made to the Department of Environmental Affairs and Tourism, mainly to support growth enhancing interventions including tourism marketing and promotion, business enterprise development and for key tourism infrastructure projects in conservation areas managed by SANParks and for the Marion island base.

Chapter 6: Medium term expenditure estimates

Additional amounts of R21 million, R571 million and R1,6 billion are allocated to the Department of Housing, This allocation includes R500 million and R1,5 billion in the outer years as a conditional grant to provinces for the Integrated Housing and Human Settlement Grant that supports the implementation of the Comprehensive Plan for the Development of Sustainable Human Settlements. Funding will also be directed towards institutional reform, capacity building for the accreditation of municipalities to take over the administration of housing programmes and to settle Government’s liability on the Servcon portfolio of properties.	Additional R2 billion to implement the new direction in housing policy

The Department of Land Affairs receives substantial additional allocations of R1,7 billion, R2,2 billion and R2,9 billion over the MTEF. These funds go primarily towards accelerating the Land Restitution programme. Fast tracking labour tenants claims, the implementation of the Communal Land Rights Act and the State Land Administration Act also receive support.	Over the MTEF, Land Affairs receive R6 billion additional to finalise land restitution

Additional amounts of R35 million, R35 million and R38 million go to the Department of Minerals and Energy to support infrastructure improvement at the SA Nuclear Energy Corporation and to expand organisational structure. In 2006/07, the national electrification programme shifts to the Department of Provincial and Local Government’s Municipal Infrastructure Grant.	The Integrated National Electrification programme will be incorporated into the MIG in 2006/07

The Department of Science and Technology receives additional funds of R32 million, R60 million and R211 million to phase in the establishment of the International Resources Leveraging Fund and to investigate the option of using a public private partnership for the establishment of a Science Museum. Additional funds also include R18 million, R48 million and R201 million that will be transferred to Science Councils to invest in research and development infrastructure, cross cutting science and technology frontier programmes as well as substantially augmenting human resource development in key areas of science, engineering and technology. These funds were previously reflected on the budget of other oversight departments.	The development of human resource in key areas of science, engineering and technology receives support

Additional amounts of R400 million per year are recommended for the Department of Trade and Industry to support government’s broad based BEE objectives encompassing the National Empowerment Fund’s (NEF) work programme. More work will be done in the coming months on the kinds of products that will be financed through this allocation, and before the expenditure can commence, the DTI, the NEF and the National Treasury will have to reach final agreement.	Over the next three years, the NEF receives R400 million per year

The Department of Transport receives additional amounts of R477 million, R659 million and R1,3 billion over the MTEF period to initiate the taxi recapitalisation programme and to support public transport services and infrastructure. The success of the taxi recapitalisation project, which receives an additional R250 million, R315 million and R320 million, depends on improved law enforcement and robust administrative systems to manage the scrapping of taxis and payments to taxi owners. The large additional allocation of R500 million in 2007/08 is for the upgrading of national roads. The two outer year allocations include R100 million and

2005 Budget Review

R250 million for passenger rail safety. Downward adjustments are made to the Department’s budget because of the change in the treatment of VAT in public entities.

Table 6.10 Economic services and infrastructure: expenditure by vote, 2001/02 – 2007/08
	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
				Revised
R million	Outcome			estimate	Medium-term estimates
Appropriation by vote
Agriculture	871	917	1 177	1 449	1 685	1 932	2 163
Grants to provinces	28	24	66	344	290	345	462
Communications	1 128	885	837	1 669	1 018	1 129	1 182
Independent Communications Authority of SA	117	149	138	187	144	160	172
Environmental Affairs and Tourism	1 064	1 363	1 432	1 622	1 723	1 873	2 051
Housing	3 721	4 213	4 554	4 824	5 192	6 053	7 368
Grants to provinces	3 322	3 907	4 355	4 589	4 868	5 660	6 918
Land Affairs	976	1 077	1 608	2 032	3 882	4 815	5 637
Grants to provinces	–	–	–	6	8	8	–
Minerals and Energy	1 233	1 853	1 797	1 833	2 118	1 065	1 120
Grants to local government	–	225	245	251	258	–	–
Science and Technology	1 004	1 100	1 390	1 631	1 987	2 183	2 441
Trade and Industry	1 713	2 096	2 336	3 270	3 076	3 240	3 382
Transport	4 937	5 710	6 223	6 734	7 602	8 243	9 265
Grants to local government	38	40	9	–	–	–	–
Water Affairs and Forestry	3 483	3 681	4 182	3 823	3 557	3 801	4 183
Grants to local government	1 454	1 699	2 109	1 166	1 073	991	1 040

Total	20 132	22 894	25 538	28 887	31 839	34 335	38 792

Changes to baseline
Agriculture				143	200	300	450
Grants to provinces				117	–	–	100
Communications				794	103	158	163
Independent Communications Authority of SA				46	–	5	10
Environmental Affairs and Tourism				-1	53	99	189
Housing				-25	21	571	1 611
Grants to provinces				–	–	500	1 500
Land Affairs				244	1 702	2 217	2 909
Grants to provinces				–	–	–	–
Minerals and Energy				-102	35	35	38
Grants to local government				3	–	–	–
Science and Technology				6	32	60	211
Trade and Industry				769	400	400	400
Transport				-25	280	446	1 078
Grants to local government				–	–	–	–
Water Affairs and Forestry				521	15	170	370
Grants to local government				148	–	–	–

Total				2 325	2 841	4 456	7 419

Additional R500 million goes towards water resource management	The Department of Water Affairs and Forestry is the custodian of approximately 300 large dams throughout South Africa that require ongoing rehabilitation and maintenance. Additional amounts of R15 million, R170 million and R370 million are recommended for the department. The bulk of these additional funds will go towards investment in water resources infrastructure, mainly to promote dam

Chapter 6: Medium term expenditure estimates

safety. The possibility of establishing a National Water Resource Infrastructure Agency is also being investigated and going forward, a different business model for the development, operation and maintenance of water resource infrastructure will separate the regulatory function from operations. Strengthening the regulatory function of the department is also provided for.

Consolidated national and provincial expenditure

The consolidated national and provincial expenditure consists of national and provincial spending, interest on state debt, statutory allocations, as well as social security funds such as the Road Accident Fund and Unemployment Insurance Fund. Over the next three years, consolidated expenditure increases by an annual average of 9,7 per cent.	Growth in spending projected to be 9,7 per cent a year

Table 6.11 Consolidated national and provincial spending by function, 2004/05 – 2007/08
					Average annual
					growth
					2001/02–	2004/05–
	2004/05	2005/06	2006/07	2007/08	2004/05	2007/08
	Revised
R million	estimate	Medium-term estimates
Protection services	63 532	71 974	76 352	80 335	10.0%	8.1%
Defence and intelligence	22 471	25 363	25 694	25 462	8.5%	4.3%
Police	26 438	30 496	33 182	35 799	11.6%	10.6%
Prisons	8 814	9 715	10 472	11 532	8.6%	9.4%
Justice	5 810	6 400	7 004	7 543	10.8%	9.1%
Social services	202 586	224 307	247 222	267 549	16.3%	9.7%
Education	76 571	81 996	89 538	96 733	11.3%	8.1%
Health	42 828	48 067	52 383	56 111	11.6%	9.4%
Welfare (incl. social security)	63 532	72 728	80 537	87 386	25.5%	11.2%
Housing	7 059	7 261	8 629	9 781	17.2%	11.5%
Community development	12 595	14 254	16 135	17 539	27.6%	11.7%
Economic services	49 534	55 571	62 454	69 886	17.2%	12.2%
Water schemes related services	5 738	6 336	7 547	8 486	13.2%	13.9%
Fuel and energy	2 330	2 723	2 858	3 114	20.9%	10.1%
Agriculture, fishing and forestry	7 541	9 757	11 218	12 617	16.0%	18.7%
Mining, manufacturing and construction	1 729	2 195	2 324	2 448	17.2%	12.3%
Transport and communication	18 009	19 533	21 854	24 869	15.3%	11.4%
Other economic services	14 186	15 026	16 653	18 353	22.0%	9.0%
General government services and unallocable expenditure	26 301	28 337	29 438	31 503	14.0%	6.2%

Allocated expenditure	341 953	380 189	415 466	449 274	14.9%	9.5%
Interest	48 901	53 125	56 603	59 381	0.9%	6.7%
Contingency reserve	–	2 000	4 000	8 000

Consolidated expenditure	390 854	435 314	476 069	516 655	12.7%	9.7%

Table 6.11 provides a summary of the functional distribution of allocated national and provincial expenditure. It presents the distribution of expenditure on government services and indicates the broad structure of government spending. National expenditure is based on the allocation to Votes as detailed in the Estimates of National Expenditure, while provincial expenditure is based on an

2005 Budget Review

assessment on preliminary data received from provincial Treasuries. Provincial budgets will be tabled within a two-week period following the tabling of the national budget.

Chapter 7 provides more details on provincial spending and tables 5 and 6 in Annexure B set out detailed accounts of the economic and functional breakdown of consolidated national and provincial expenditure. The following main trends are notable:

•	Social services remain the largest category of spending. Within social services, education is the largest component and at 18,8 per cent continues to receive the largest share of the Budget.

•	The strong average annual growth in welfare of 25,5 per cent between 2001/02 and 2004/05 reflects the growth in the number of beneficiaries, increases in the value of grants and higher spending of the Road Accident Fund. At 16,7 per cent, spending on social security is now the second largest component of the Budget.

•	Future and historical growth rates in the economic services are above the average consolidated growth rate and reflects the emphasis placed on supporting for economic growth, mainly through increased infrastructure spending.

•	Protection services constitute 16,5 per cent of the consolidated budget. Expenditure on police prisons and justice grow rapidly, while the slowdown in defence spending is linked to the phasing down of spending on the strategic armament procurement package.

•	After strong growth of 14,9 per cent a year between 2001/02 and 2004/05, expenditure on general government services such as home affairs, foreign affairs, revenue collection and statistical services is set to grow at a more moderate pace.

Conclusion

The policy challenges for the next decade are clear. Some of the more urgent issues include creating more work opportunities, fighting poverty and inequality, reducing levels of crime, and extending basic services and infrastructure to marginalised communities including provision of decent housing and agricultural land. Improving the quality of education and health services, and promoting regional peace and development are ongoing priorities. The 2005 Budget focuses on these key areas.

7

Provincial and local government allocations

In the 2005 MTEF, R48,8 billion is added to the baseline allocations of provincial and local governments. This will see national transfers to provinces growing by 10,2 per cent a year over the MTEF period while local government allocations increase by 13,3 per cent.

In the provincial sphere, the 2005 MTEF consolidates social services spending on school education, health, social security grants, infrastructure and housing. Increased local government allocations will improve and support delivery of free basic services, especially to poor households, and includes the phased eradication of the bucket sanitation system.

Intergovernmental finances – an overview

The 2005 division of revenue between the three spheres of government set out in this Budget is informed by Government’s spending priorities, the revenue raising capacity and functional responsibilities of each sphere, and takes into account the recommendations of the Financial and Fiscal Commission. Excluding debt services cost, the Budget allocates about 62 per cent of nationally raised revenue to the 9 provinces and 284 municipalities. Provinces and municipalities are in turn empowered to determine their own resource allocation decisions within the context of Government’s broad medium term strategic objectives.

Provinces and municipalities receive a bigger share of nationally raised revenue

The 2005 Budget further reflects the outcome of the comprehensive review of the provincial and local government fiscal frameworks completed in 2004. The review of the provincial fiscal framework mainly focused on the equitable share formula and the social security conditional grant, taking into account the shift in funding of the social security function. The structure of the provincial formula has been revised. The social security grant function will be administered as a conditional grant from 1 April 2005 until the new social security agency is fully operational. A review of the health conditional grants is under way and will inform the conditional grant framework for the 2006 Budget.

Review of provincial fiscal framework

2005 Budget Review

Review of local government fiscal framework

The review of the local government fiscal framework centred on the redesign of the equitable share formula to improve the components for basic services and institutional arrangements and better reflect the revenue-raising capacity of municipalities. Greater account is also taken of the level of services provided by municipalities. Further changes to the local government fiscal framework are planned over the MTEF to address the phasing out of the regional services council levies from 30 June 2006.

Further changes to the functions of provinces and municipalities

Two further policy shifts will also impact on provincial and local government. The first relates to housing, where Government’s new housing policy provides for the accreditation of municipalities as delivery centres, particularly metropolitan and other urban municipalities, resulting in provinces transferring housing funds to municipalities. The second relates to the shifting of all primary health functions away from municipalities to provinces, and enabling district municipalities to fund municipal health services.

Improving the quality of spending continues to be priority

At the same time as resource allocations are increased for key social and economic programmes targeted at supporting the poor and vulnerable, Government will continue to prioritise micro-reforms aimed at improving the quality of spending, especially in the areas of housing, health services, education and social security.

Improvements in the governance arrangements for conditional grants are also reinforced, with a stronger differentiation between general grants with softer conditions and other specific conditional grants – enabling greater oversight of spending and outcomes. Both the provincial and municipal infrastructure grants are of the former type, as are the national tertiary services and health professions training grants.

Additional allocations to provinces for service delivery

The additional R43,4 billion of nationally raised revenue added to provincial budgets further reinforces social services, improves the service conditions of educators and social workers, expands the outreach of social security grants and protects their real value, speeds up housing delivery, and addresses social and economic infrastructure needs.

Infrastructure delivery is key driver in achieving developmental goals

The delivery of social and economic infrastructure in provinces is central to achieving Government’s developmental goals. While infrastructure investment in generally labour-intensive, provinces will also continue to channel more resources towards the Expanded Public Works Programme. By providing technical support to selected provincial departments, Government is building institutional capacity to speed up infrastructure delivery and ensure effective spending of the R40,7 billion provincial capital budget over the next three years.

R5,4 billion more for free basic services and infrastructure

Additional allocations of R5,4 billion over the MTEF to the local government sphere are aimed at supporting municipalities to provide free basic services to those who cannot afford them, improve service delivery capacity, and maintain and extend municipal infrastructure. The 2005 Budget provides R1,2 billion in the municipal infrastructure grant to eliminate the bucket system. The Budget also provides funds to implement financial management reforms as envisaged in the Municipal Finance Management Act (No. 56 of 2003).

Chapter 7: Provincial and local government allocations

To achieve their development priorities, municipalities will need to alter the composition and improve the quality of their spending. Increasing the proportion of spending on infrastructure and basic services relative to personnel and administration remains a key challenge.

In 2004, Government introduced an urban development zone tax incentive to stimulate investment in rejuvenating inner city areas. To date, the Minister of Finance has approved zones in nine municipalities with a further seven zones pending approval or applications still to be submitted.

Redirecting funds to infrastructure and basic services

The rest of this chapter sets out the provincial and local government priorities that informed revisions to national transfers to sub-national government. It outlines the composition and trends in national transfers to provinces and local government. It also explains criteria used for dividing the allocations within each sphere, which are discussed in more detail in Annexure E.

Transfers to provinces and municipalities detailed in Annexure E

Funding for provincial governments

Provincial priorities for the 2005 MTEF

Of the R43,4 billion added to the provincial budget framework over the 2005 MTEF:

•	R22,3 billion is added over baseline for social security grants, resulting in spending of R181,6 billion over the next three years. This is mainly to extend social assistance through enhanced income support to the poor (including completion of the take up of 11, 12 and 13 year old children), to protect the real value of social security grants and improve the social grant payment system.

R22,3 billion for social security grants

•	R6,9 billion is set aside over the next three years to implement pay progression in education in line with Government’s strategy to improve remuneration packages of educators, attract and retain management skills in schools and accelerate the delivery of quality mathematics and science education.

R6,9 billion set aside for educator pay progression

•	R2 billion is added to the housing subsidy programme over the next three years to support the implementation of the new housing strategy, which is aimed at upgrading informal settlements, encouraging densification, expanding rental housing stock and drawing the private sector into investing in low cost housing.

R2 billion to speed up sustainable housing delivery

•	R1 billion is invested in the recapitalisation of further education and training colleges, specifically targeting the rehabilitation of infrastructure, improved governance and administration, and greater curriculum flexibility. This investment is central to the development of skills critical for sustained economic growth.

R1 billion for further education and training

•	R1 billion is added to the provincial infrastructure grant over the MTEF to speed up delivery of social infrastructure (particularly classrooms, health facilities, water and sanitation in schools and welfare services) and economic infrastructure (roads, tourism and agriculture).

R1 billion to increase the pace of social infrastructure delivery

2005 Budget Review

Provincial revenue

97 per cent of provincial revenue from national transfers

Provincial revenue consists of transfers (equitable share and conditional grants) from revenue raised nationally and own revenue from motor vehicle license fees, hospital fees and gambling taxes. National transfers to provinces constitute 97 per cent of their total resource envelope. The remainder is from own revenue sources, which are limited due to the nature of provincial functions.

Shift in the composition of national transfers

A major change in the provincial fiscal framework for the 2005 MTEF is the shift in the financing mechanism for social security transfers and their administration from the equitable share into two conditional grants. This takes effect from 1 April 2005, and reduces the equitable share component of national transfers from 88,5 per cent in 2004/05 to 64,4 per cent in 2005/06. The share of conditional grants increases from 11,5 per cent to 35,6 per cent.

Increased net resources to provinces

Considering the full liability associated with the social security grant function and the crowding-out effect this had on provincial budgets, Government opted to reduce the provincial equitable share by an amount that was less than what provinces had initially budgeted for social security grants. This provides additional resources to provinces to increase budgets for education, health and other priorities.

Strong growth in national transfers to provinces

After taking account of the revision over baseline, national transfers to provinces are budgeted to rise by 12,9 per cent in nominal terms from a revised R185,4 billion in 2004/05 to R209,3 billion in 2005/06, and will grow at an average annual rate of 10,2 per cent to R248,2 billion by 2007/08 as shown in table 7.1. In table 7.1 and in subsequent tables, the historic baseline numbers for the equitable share and conditional grants are adjusted to reflect the new financing arrangements for social grants.

Provincial equitable share increases by R16,6 billion over the MTEF

Of the R43,4 billion added to the provincial share over the MTEF, R16,6 billion is allocated to the equitable share. Over R26,8 billion of additional allocations to provinces is in the form of conditional grants. Table 7.2 sets out total national transfers (equitable shares and conditional grants) by province.

Chapter 7: Provincial and local government allocations

Table 7.1 Provincial revenue, 2004/05 — 2007/08

	2004/05		2005/06	2006/07	2007/08
		Revised
R million	Budget	estimate	Medium-term estimates
Transfers from national	181 089	185 354	209 273	229 282	248 236
Equitable share	121 578	122 426	134 706	146 757	157 678
Conditional grants	59 511	62 928	74 567	82 525	90 558
Own revenue	5 363	5 920	5 772	6 033	6 308

Total	186 452	191 274	215 045	235 315	254 543

Percentage growth
Transfers from national			12,9%	9,6%	8,3%
Equitable share			10,0%	8,9%	7,4%
Conditional grants			18,5%	10,7%	9,7%
Own revenue			-2,5%	4,5%	4,6%

Total			12,4%	9,4%	8,2%

Table 7.2 Total transfers to provinces, 2003/04 – 2007/08

	2003/04	2004/05		2005/06	2006/07	2007/08
R million	Outcome	Budget	Revised	Medium-term estimates
Eastern Cape	26 815	30 119	30 850	35 288	38 266	41 084
Free State	10 872	12 160	12 455	14 152	15 317	16 505
Gauteng	26 183	29 002	29 636	32 045	35 469	38 491
KwaZulu-Natal	32 689	36 897	37 764	44 453	48 819	53 226
Limpopo	21 405	23 949	24 518	27 580	29 924	32 321
Mpumalanga	11 324	12 811	13 111	14 778	16 269	17 761
Northern Cape	3 903	4 403	4 527	5 023	5 572	6 006
North West	13 088	14 866	15 229	17 033	18 711	20 269
Western Cape	15 215	16 880	17 264	18 922	20 436	22 072
Unallocated	–	–	–	–	500	500

Total	161 494	181 089	185 354	209 273	229 282	248 236

Table 7.3 sets out total transfers to provinces in 2005/06 and shows that at R55,9 billion, Social Development conditional grants now make up the largest share of conditional grants. Further details on transfers to provinces are discussed in Annexure E.

Table 7.3 Transfers to provinces, 2005/06

		Conditional grants
			Provincial		Social
	Equitable		Infrastructure		Develop-
R million	share	Health	Grant	Housing	ment	Other[1]	Total
Eastern Cape	22 202	848	675	581	10 705	276	35 288
Free State	8 660	759	221	408	4 015	88	14 152
Gauteng	20 810	2 547	370	1 345	6 852	120	32 045
KwaZulu-Natal	28 399	1 315	788	800	12 865	287	44 453
Limpopo	18 376	522	661	399	7 385	238	27 580
Mpumalanga	9 976	257	286	321	3 826	112	14 778
Northern Cape	3 124	249	181	80	1 345	45	5 023
North West	11 086	353	321	468	4 674	131	17 033
Western Cape	12 072	1 815	229	466	4 265	74	18 922

Total	134 706	8 666	3 731	4 868	55 932	1 370	209 273

1.	Includes grants in the national departments of Agriculture, Education, Provincial and Local Government, Lanf Affairs and Sport and Recreation South Africa.

2005 Budget Review

The equitable share

Provincial budget processes set the allocation of the equitable share

The provincial equitable share allocation is an unconditional grant. Provinces have discretion over how they allocate it among the functions they perform, taking into account Government priorities as agreed through intergovernmental consultation processes. The revised provincial equitable shares shown in table 7.4 are divided among provinces through an objective redistributive formula.

Table 7.4 Provincial equitable shares, 2003/04 – 2007/08

	2003/04	2004/05		2005/06	2006/07	2007/08
R million	Outcome	Budget	Revised	Medium-term estimates
Eastern Cape	18 716	20 513	20 649	22 202	23 839	25 239
Free State	7 312	8 019	8 080	8 660	9 262	9 765
Gauteng	16 900	18 656	18 782	20 810	22 865	24 775
KwaZulu-Natal	22 620	25 125	25 295	28 399	31 388	34 205
Limpopo	14 952	16 560	16 680	18 376	20 018	21 506
Mpumalanga	7 895	8 821	8 879	9 976	10 970	11 895
Northern Cape	2 669	2 917	2 936	3 124	3 327	3 492
North West	9 133	10 086	10 158	11 086	11 990	12 787
Western Cape	9 807	10 883	10 965	12 072	13 099	14 015

Total	110 004	121 578	122 426	134 706	146 757	157 678

The forward estimates for the provincial equitable share published in last year’s budget are revised up by R2,6 billion in 2005/06, R5,1 billion in 2006/07 and R8,9 billion in 2007/08, resulting in growth of 10,0 per cent between 2004/05 and 2005/06 and 8,8 per cent a year over the MTEF period.

The provincial equitable share formula

A broad-ranging review of the formula was undertaken for the 2005 MTEF. The review covered the structure of the formula, weights of components and other economic development and poverty related policy considerations. The review also took into account the change in the financing and administrative arrangements relating to the delivery of social security grants.

The formula consists of four main components and two relatively small elements, which capture the relative demand for services between provinces and takes into account particular provincial circumstances. The current structure of the formula is summarised below (weights of each component are included in brackets):

•	An education share (51 per cent) based on the size of the school-age population (ages 5-17) and the average number of learners (Grade R to 12) enrolled in public ordinary schools for the past three years

•	A health share (26 per cent) based on the proportion of the population with and without access to medical aid

•	A basic share (14 per cent) derived from each province’s share of the total population of the country

•	An institutional component (5 per cent) divided equally among the provinces

•	A poverty component (3 per cent) which reinforces redistribution in the formula

•	An economic output component (1 per cent) or proxy for revenue raising capacity based on Gross Domestic Product by Region (GDP-R) data.

The revised formula results in shifts in individual provincial equitable shares. To avoid disruptive adjustments in provincial allocations, the impact of the new formula will be phased in over three years, from 2005/06 to 2007/08.

Further details on the equitable share formula and Government’s response to the recommendations of the FFC are discussed in detail in Annexure E.

Chapter 7: Provincial and local government allocations

Conditional grants to provinces

The new Social Assistance Administration and Social Assistance Transfer Payment Grants to administer the social security grant function, increases in grants for housing and the introduction of a conditional grant for the recapitalisation of further education and training colleges represent the most significant changes in conditional grants for the 2005 MTEF. After all adjustments are taken into account, total conditional grant allocations will be R74,6 billion in 2005/06 rising to R90,1 billion in 2007/08. Table 7.5 lists conditional grants to the provinces over the 2005 MTEF. Conditional grant frameworks are revised to define their outputs more sharply.

Agriculture grants

Three new grants introduced

The Comprehensive Agriculture Support Programme (CASP), which was introduced in 2004, is allocated R965 million over the MTEF. This programme provides management, capacity building and business development support to emerging farmers who receive land through the land reform programme. It aims to further expand farming infrastructure for dipping, fencing, and the rehabilitation of irrigation schemes.

More funds are earmarked for support to emerging farmers ...

Over R131 million is allocated to the Land Care Programme over the next three years to promote sustainable use and management of land, support food security and job creation.

Education

...and to promote sustainable resource use

The FET Recapitalisation Grant is introduced in 2006/07 to fund the overhaul of further education and training institutions. The grant will target the rehabilitation of infrastructure, modernisation of equipment and facilities, improved governance and administration, and greater curriculum flexibility. The grant is allocated R500 million in each of the two outer years of the MTEF.

R1 billion to recapitalise FET institutions

The National School Nutrition Programme seeks to improve the nutrition of poor school children, to counter malnutrition, enhance active learning capacity and improve attendance in schools. The programme targets about 15 000 schools in poor communities, at which about 5 million learners will be provided with meals for approximately 156 school days. To further expand its coverage, the programme is allocated R912 million in 2005/06, R1,1 billion in 2006/07 and R1,2 billion in 2007/08.

The National School Nutrition programme is allocated R2,9 billion over the next three years

The HIV and Aids (Life Skills Education) Grant receives R136 million, R144 million and R152 million over the three-year period to fund school-based life skills training. The programme is now fully integrated into the schooling system with learner and teacher support material provided for grades 1 to 9 learners. Since the inception of the programme in 1999/00, provinces have trained 12 989 learners as peer educators and 34 470 educators in life skills. In addition, over 300 district officials were trained as master trainers to train educators in life skills.

HIV and Aids grant to fund school-based life skills training

2005 Budget Review

Table 7.5 Conditional grants to provinces, 2004/05 – 2007/08

R million	2004/05	2005/06	2006/07	2007/08
Agriculture	344	290	345	462
Comprehensive Agricultural Support Programme Grant	200	250	300	415
Land Care Programme Grant: Poverty Relief and Infrastructure Development	44	40	45	47
Agricultural Disaster Management Grant	100	–	–	–
Education	991	1 048	1 743	1 805
Further Education and Training College Sector Recapitalisation Grant	–	–	500	500
HIV and Aids (Life Skills Education) Grant	134	136	144	152
National School Nutrition Programme Grant	832	912	1 098	1 153
Early Childhood Development Grant	2	–	–	–
Financial Management and Quality Enhancement Grant	22	–	–	–
Health	7 655	8 666	9 408	9 870
Comprehensive HIV and Aids Grant	782	1 135	1 567	1 646
Health Professions Training and Development Grant	1 434	1 520	1 520	1 596
Hospital Management and Quality Improvement Grant	142	150	159	167
Hospital Revitalisation Grant	912	1 027	1 180	1 239
Integrated Nutrition Programme Grant	112	123	–	–
National Tertiary Services Grant	4 273	4 709	4 981	5 221
Housing	4 589	4 868	5 660	6 918
Integrated Housing and Human Settlement Development Grant	4 474	4 843	5 660	6 918
Human Settlement Grant and Redevelopment Grant	116	24	–	–
Land Affairs	6	8	8	–
Land Distribution: Alexandra Urban Renewal Project Grant	6	8	8	–
National Treasury	3 348	3 731	4 118	5 324
Provincial Infrastructure Grant	3 348	3 731	4 118	5 324
Provincial and Local Government	220	–	–	–
Local Government Capacity Building Fund Grant	220	–	–	–
Social Development	45 766	55 932	61 205	66 139
Integrated Social Development Services Grant	388	388	411	432
HIV and Aids (Community-Based Care) Grant	70	138	139	143
Social Assistance Administration Grants	–	3 382	3 584	3 734
Social Assistance Transfers Grants	45 308	52 023	57 070	61 830
Sport and Recreation South Africa	9	24	39	41
Mass Sport and Recreation Participation Programme Grant	9	24	39	41

Total	62 928	74 567	82 525	90 558

Health

Health grants total R27,9 billion over the next three years

The national Department of Health administers 6 conditional grants that comprise 11,6 per cent of total provincial conditional grants and 4,1 per cent of national transfers to provinces. Health grants are R8,7 billion in 2005/06 and are budgeted to increase to R9,9 billion by 2007/08.

R4,3 billion for HIV/Aids treatment and care

The Comprehensive HIV and Aids Grant is allocated R4,3 billion over the next three years to enable provinces to, in addition to other interventions, implement Government’s Comprehensive HIV and Aids Treatment and Care plan. The grant supports also specific interventions including voluntary counselling and testing, prevention

Chapter 7: Provincial and local government allocations

of mother to child transmission, post exposure prophylaxis and home based care.

The Hospital Revitalisation Grant assists provinces to transform and modernise infrastructure and equipment in hospitals. Since the start of the grant in 1999/00, 210 hospitals have been fully revitalized. In 2002/03 the grant focused on large upgrading and replacement projects. The first 27 of these are under way of which 10 will be completed in 2005/06. The grant is allocated R3,4 billion to rehabilitate and upgrade 59 hospitals over the next three years.

R3,4 billion for hospital upgrading

The National Tertiary Services Grant (NTS) and Health Professions Training and Development Grant (HPTD) are the main tertiary services and training grants administered by the national Department of Health. These grants are reconfigured progressively to improve equity in the funding and distribution of health services. A further review of the NTS Grant and funding arrangements for academic hospitals is currently under way and its recommendations will be considered for the 2006 Budget. The NTS Grant baseline is increased by R180 million a year over the MTEF, raising the total allocation for the NTS Grant to R14,9 billion. The HPTD Grant is allocated R4,6 billion over the next three years.

Tertiary services and training grants will be streamlined to achieve more equity across provinces

The Hospital Management and Quality Improvement Grant is allocated R150 million in 2005/06, increasing to R167 million in 2007/08. This grant facilitates a range of management development initiatives, including personnel and procurement delegations and financial management capacity.

Housing

Management development initiatives in health

Government approved a comprehensive housing strategy in September 2004 to speed up housing delivery and at the same time develop sustainable human settlements. An additional R2 billion is allocated to finance the new housing strategy, resulting in total allocations of R17,4 billion for housing development over the next three years. The policy will also step up the pace of accrediting capable municipalities to perform the housing function.

R2 billion is added to support the comprehensive housing strategy

The Housing Subsidy Grant, which provides subsidies for low-income housing, and the Human Settlement Redevelopment Grant, which funds projects that aim to address dysfunctional human settlements, have been subsumed into a single grant (the Integrated Housing and Human Settlements Grant). The new approach streamlines funding to allow for greater flexibility in housing finance. The new grant takes effect from 1 April 2005. However, part of the Human Settlement Grant (R24 million) is retained for 2005/06 to fund outstanding commitments on some of the projects not finalised in 2004/05. The Integrated Housing and Human Settlement Grant increases from R4,5 billion in 2004/05 to R6,9 billion in 2007/08, a growth of 15,6 per cent a year over the period.

Housing grants reorganised into a single grant to aid flexibility

2005 Budget Review

National Treasury

Provincial infrastructure increases by R1 billion over the next three years

The Provincial Infrastructure Grant is increased by R1 billion over baseline for the next three years. The grant grows from R3,3 billion in 2004/05 to R5,3 billion in 2007/08 or 16,7 per cent per year. The grant enables Government to direct funds towards provinces with large backlogs, without neglecting provinces that have inherited higher levels of infrastructure. Provinces are expected to use these funds mainly for rehabilitation and construction of roads, schools, and health facilities and to address infrastructure needs for rural development.

Social Development

Social Development manages 75 per cent of total conditional grants

The Department of Social Development manages the largest share (75 per cent) of conditional grant allocations to provinces constituting 26,7 per cent of total national transfers to provinces. Total conditional grants administered by the Department of Social Development are R55,9 billion in 2005/06 growing to R66,1 billion by 2007/08.

R181,6 billion to be spent on social security grants over the MTEF

Over R22,3 billion of additional allocations over the MTEF is allocated to social security grants. The Social Assistance Transfer Grant is allocated R52,0 billion in 2005/06, R57,1 billion in 2006/07 and R61,9 billion in 2007/08 to fund grant payments in terms of the Social Assistance Act. These allocations incorporate the Child Support Extension Grant that was funding the phased extension of the means-tested child support grant to children until they reach the age of 14 years. The Social Assistance Administration Grant is allocated R3,4 billion in 2005/06, R3,6 billion in 2006/07 and R3,7 billion in 2007/08. This grant will fund the overall administration of the function, which includes personnel costs, payment contractor commitments and other administrative aspects that are involved in the payment of grants to beneficiaries.

Further support for social welfare services

The Food Emergency Relief Grant has been reconfigured into a general-purpose grant to enable provinces to support and provide appropriate social welfare services, development interventions, and short term relief to vulnerable individuals and households who are not receiving any form of assistance in terms of the Social Assistance Act. The new Integrated Social Development Services Grant is allocated R388 million in 2005/06, R411 million in 2006/07 and R432 million in 2007/08.

Support for home-based care for people with Aids

Social Development also administers the HIV and Aids (Community-Based Care) Grant to provide support to households caring for people with Aids. The grant is allocated an additional R60 million a year resulting in total allocations of R420 million over the MTEF.

Sport and Recreation

Promoting developmental sports

The Department of Sport and Recreation has been allocated R24 million in 2005/06, R39 million in 2006/07 and R41 million in 2007/08 to promote mass participation within historically disadvantaged communities in a selected number of development sporting activities.

Chapter 7: Provincial and local government allocations

Provincial expenditure and budget estimates

Provinces will table their budgets in the fortnight following the tabling of the national budget, highlighting how each individual provincial budget gives expression to national and provincial priorities. Thereafter, provincial departments will table their strategic and performance plans detailing specific measurable objectives and showing how Government priorities are to be achieved. Preliminary provincial MTEF Budgets reflect strong alignment to priorities articulated in the 2004 Medium Term Budget Policy Statement.

Provincial budgets reflect strong alignment to Government priorities

Table 7.6 sets out actual consolidated expenditure trends for the past three years, projecting outcomes for 2004/05 and preliminary provincial MTEF budgets for the next three years. It must be emphasised that the projections for provincial MTEF budgets can only be accurately determined after all nine provinces table their budgets. The 2005 Intergovernmental Fiscal Review will update these projections when it publishes the actual consolidated figures for each provincial function.

Details of provincial finances in the 2005 Intergovernmental Fiscal Review

Table 7.6 Consolidated provincial expenditure according to function, 2001/02 – 2007/08

	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08

R million	Outcome			Revised estimate	Medium-term estimates
Education	47 214	53 044	60 205	65 702	70 014	76 470	82 070
Health	29 181	32 611	36 719	40 636	45 799	49 918	53 496
Welfare	23 761	32 368	42 182	51 598	59 762	66 119	71 907
Housing and community development	6 098	7 452	8 398	9 492	9 055	10 223	11 599
Public works, roads and transport	8 650	10 878	12 281	14 094	15 493	17 178	19 406
Other functions	7 572	9 398	10 876	12 193	13 301	14 336	15 807

Total expenditure	122 476	145 752	170 661	193 714	213 425	234 243	254 285
Total revenue	126 136	142 729	168 116	191 274	215 045	235 315	254 543

Surplus (+) / Deficit (-)	3 659	-3 023	-2 545	-2 441	1 620	1 071	258

Economic classification
Current payments	85 489	95 696	107 018	118 993	130 699	142 315	153 451
Of which compensation	67 690	73 890	80 955	88 659	95 811	102 796	109 584
Transfers and subsidies	30 950	42 323	54 035	63 518	71 137	78 112	85 494
Payments for capital assets	6 037	7 733	9 608	11 203	11 588	13 816	15 340

Percentage shares of total expenditure
Social services	81,8%	81,0%	81,5%	81,5%	82,3%	82,2%	81,6%
Other functions (incl. housing)	11,2%	11,6%	11,3%	11,2%	10,5%	10,5%	10,8%

Budgeted provincial expenditure is set to grow by 10,2 per cent in 2005/06 and 9,5 per cent annually over the MTEF. The strong growth reflects Government’s commitment to shift resources towards areas critical for sustainable human and community development. Spending on social services is central to achieving Government’s developmental goals and constitutes 82 per cent of total provincial spending.

Provincial budgeted expenditure set to grow 9,5 per cent in real terms over the MTEF

2005 Budget Review

Social service spending

82 per cent of provincial spending allocated to social services

The 2005 allocations to provinces build on provincial budgets in previous years to further strengthen the delivery of school education, health and social development. While the share of social services spending in total spending remains stable around 82 per cent, it grows 8,3 per cent a year over the MTEF. The strong growth in pro-poor social services is mainly to expand the key inputs needed to improve the quality of these services, extend their outreach and at the same time build sustainable communities.

Infrastructure spending

Capital expenditure of R40,7 billion to be made in education, health and economic functions

Provincial investment in social and economic infrastructure sustains its upward growth trajectory over the MTEF. Provinces are planning to spend R40,7 billion on education, health and road capital over the next three years. Excluding housing, provincial budgets for capital grow from R11,2 billion in 2004/05 to R15,3 billion in 2007/08. This type of investment will significantly support Government’s efforts to reduce backlogs in social and economic infrastructure and at the same time address unemployment through the labour-intensive Expanded Public Works Programme.

Improving infrastructure delivery

Investment in social and economic infrastructure has grown considerably over the past few years with emphasis on the construction of new infrastructure and the regular maintenance of existing facilities. National transfers (through the provincial infrastructure and the hospital revitalisation grants) augment provincial infrastructure budgets. Over the past four years, provinces invested R37 billion on infrastructure and have budgeted to spend a further estimated R47 billion over the next three years.

Government undertook a review of provincial infrastructure delivery, which indicated that while spending on infrastructure budgets is continuously improving, its efficacy and quality remain a concern. Poor planning and deficient infrastructure delivery systems continue to retard delivery. Through partnerships with the Construction Industry Development Board and Development Bank of Southern Africa, Government introduced an Infrastructure Delivery Improvement Programme (IDIP) to reform infrastructure delivery in departments like education, health, roads and public works. The IDIP will enable infrastructure departments in provinces to develop institutional capacity and delivery systems that will address deficiencies in planning, management and the delivery of infrastructure projects.

The IDIP is being implemented in phases. Phase 1 covers all 9 provincial education departments as well as pilot projects in 2 health and 2 roads departments. Phase 2 of the programme will cover all health and public works departments and is planned to start in May 2005. The key strategy of the rollout programme is to facilitate the development of appropriate capacity, including skills and systems for efficient infrastructure planning and delivery management.

Local government finance

Local government budget priorities

Local government priorities are free basic services and municipal infrastructure

Unlike provinces, municipalities vary significantly in their revenue raising capacity, raising from 97 per cent in some metropolitan municipalities to 3 per cent in the most rural municipalities. National transfers to municipalities take account of fiscal capacity, complement own revenue and position them to fulfil their developmental role. The key Government priorities for the local sphere include:

Chapter 7: Provincial and local government allocations

•	Provision of free basic services — water, sanitation, electricity and refuse removal to households that cannot afford to pay for them

•	Progressive redressing of backlogs in municipal infrastructure, including elimination of the bucket sanitation system

•	Job creation through the Expanded Public Works Programme

•	Enhancement of service delivery and financial management capacity.

To fund the spending commitments arising from local government priorities over the next three years, municipalities will receive an additional R5,4 billion. This will see total national transfers to local government over the next three years totalling R58,3 billion.

R5,4 billion over baseline

The local government equitable share, which funds operational expenditure, is increased by R3,7 billion, to speed up the rollout of free basic services. With these additional allocation, the local government equitable share rises by 22,6 per cent in 2005/06 and 12,9 per cent a year over the next three years.

The bulk of extra funding is for the equitable share

The Municipal Infrastructure Grant is increased by an additional R1,7 billion over the MTEF. This includes R1,2 billion earmarked for the eradication of the bucket sanitation system.

R1,7 billion is added to the MIG

Municipal capacity building initiatives focus primarily on planning, project and financial management and budget reforms envisaged in the Municipal Finance Management and Municipal Systems Acts. The capacity building and restructuring grants are currently being reviewed; hence no changes are made to these grants.

Policy and budget reforms

Capacity building grants to be reviewed

Since 1994, Government has increased access to social and economic infrastructure and services in historically underserved areas. Despite these successes, Census 2001 reported substantial backlogs in water, sanitation and electricity infrastructure. Addressing these backlogs remains one of the top priorities for Government as it seeks to rollout essential basic services. The increases in transfers to local government aim to accelerate the extension of services to historically disadvantages communities.

The review of the local government fiscal framework

Lack of infrastructure hampers the rollout of services

A two-part review of the local government fiscal framework was initiated in 2004. The first part focused on the local government equitable share formula taking into account the recommendations of the Financial and Fiscal Commission. The second part, which is still underway looks at broader taxation and financing arrangements pertaining to local government, particularly with respect to the possible effects of the regional electricity distributors, the new property tax legislation and the phasing out of regional services council levies.

The local government fiscal framework is under review

2005 Budget Review

A new local government formula is introduced

The review prompted the development of a new equitable share formula for local government to be phased in over the 2005 MTEF. The new formula introduces a revenue raising capacity measure, while at the same time rationalises the previous S-grant, free basic services and free basic electricity ‘windows’. The new formula is more redistributive as it directs more resources to poorer municipalities with limited revenue raising capacity.

RSC levies to be abolished from 1 July 2006

On the broader review, the first phase investigated the suitability of the two Regional Services Council levies as local government taxes. The investigation found that although these levies are an important source of revenue for metropolitan and district municipalities, they do not meet a number of criteria of a good tax. Consequently, they will be phased out and replaced by a mixture of grants and alternative taxation instruments from 1 July 2006.

National transfers to local government

National transfers to local government are channelled through three funding streams, namely the equitable share (including the water operating subsidy), infrastructure grants and capacity building and restructuring grants.

Rationalisation of local government grants

The number of grants to local government has been reduced making the system of transfers simpler, ensuring certainty and providing greater flexibility for municipalities. The establishment of the Municipal Infrastructure Grant is a major step forward in this process.

A shift to greater discretion at the local level

Table 7.7 shows that national transfers to local government rise to R17,2 billion in 2005/06, R19,7 billion in 2006/07 and R21,5 billion in 2007/08. The unconditional equitable share component makes up 56 per cent of national transfers to local government in 2005/06, up from 48,8 per cent in 2001/02, reflecting a shift to greater discretion at the local level as capacity is developed and fiscal reforms take hold.

Equitable share

About 86 per cent of local government revenue is own revenue

The equitable share supplements municipal own revenue to deliver free basic services such as water, sanitation, electricity and refuse removal to poor households. Despite large variations among municipalities, on average, up to 86 per cent of local government revenue is own revenue from property taxes, regional service council levies, user charges and borrowing.

Equitable share continues to increase

The local government equitable share rises from R7,7 billion in 2004/05 to R11,4 billion in 2007/08 – providing a major boost to the delivery of free basic services to the poor.

The formula directs more resources to poorer municipalities

The horisontal division of the local government equitable share between municipalities is based on a redistributive formula that favours poor municipalities with less revenue raising capacity. The new formula will be phased in over the 2005 MTEF with full implementation by 2007/08.

Chapter 7: Provincial and local government allocations

Table 7.7 National transfers to local government, 2001/02 – 2007/08

R million	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
Equitable share and related	3 876	4 887	7 437	8 626	10 578	11 505	12 411
Equitable share	3 184	4 187	6 350	7 678	9 643	10 515	11 371
Water and sanitation operating	692	700	1 087	949	934	991	1 040
Infrastructure	2 307	3 472	4 102	5 363	5 833	7 454	8 301
Consolidated Municipal Infrastructure Programme	999	1 723	2 285	–	–	–	–
Water Services Project	757	999	1 022	217	139	–	–
Community Based Public Works Programme	357	260	262	–	–	–	–
Local Economic Development Fund	120	143	117	–	–	–	–
Sport and recreation facilities	36	84	122	134	–	–	–
National Electrification Programme	–	225	245	251	258	–	–
Urban Transport Fund	38	40	9	–	–	–	–
Municipal Infrastructure Grant	–	–	41	4 481	5 436	7 454	8 301
Disaster relief	–	–	–	280	–	–	–
Current transfers	337	400	856	768	749	749	749
Restructuring grant	230	151	494	388	350	350	350
Financial management grant	60	155	211	198	199	199	199
Municipal Systems Improvement	46	94	151	182	200	200	200

Total	6 520	8 759	12 396	14 757	17 159	19 708	21 461

Key features of the new local government equitable share formula

The new local government equitable share formula retains some of the elements of the old formula originally introduced in 1998. The provision of services to poor households and the importance of core institutional capacity are still recognised. The basic structure of the new formula takes the following form:

Grant =	Basic Services (BS) + Development (D) + Institutional Support (I) – Revenue Raising Capacity (RRC) +/- Stabilisation Constraint (C)

The key innovation of the new formula is the introduction of the Revenue Raising Capacity Correction (RRC). The RRC of each municipality is imputed in the absence of comparable data. The imputation is similar to the method used to measure poverty on the Census data. In 2005/06, an additional R1,2 billion is reallocated through this mechanism for the provision of basic services and administrative support.

The cost of the basic services package to poor households is being updated for the first time since 1998 and includes a distinction between serviced households (receiving R130 a month) and unserviced households (receiving R45 a month).

The Institutional Support Component determines the subsidy to municipalities to fund basic institutional and governance arrangements.

The development component is set at zero for the time being. However, the developmental focus of the nodal allocations will be maintained for at least 2005/06 and 2006/07 as the indicative allocations published in 2004 are guaranteed at 100 per cent for those two years.

Further details on the equitable share formula and Government’s response to the recommendations of the FFC are discussed in detail in Annexure E.

Infrastructure transfers

National and provincial infrastructure transfers to local government are an important source of municipal capital revenues, contributing approximately 34 per cent to local government capital expenditure. Infrastructure transfers enable municipalities to address backlogs and provide appropriate infrastructure for the delivery of essential services to the poor.

Infrastructure grant contribute about 34 per cent of capital expenditure

2005 Budget Review

The Municipal Infrastructure Grant will assist municipalities to provide basic municipal infrastructure and community services to low income households. It further aims to provide greater certainty in allocations, improve capital planning and facilitate higher infrastructure spending.

Infrastructure transfers increase by 15,7 per cent a year

Table 7.7 shows that grants for infrastructure increase to R8,3 billion in 2007/08 from R4,5 billion in 2004/05. On average, infrastructure transfers to municipalities increase by 15,7 per cent a year over the MTEF.

This process of consolidating infrastructure grants will be completed by the end of 2005/06 with the incorporation of the National Electrification Programme and Water Services Capital Grant into the MIG. Details of this formula are available in Annexure E.

Capacity building and restructuring

Capacity building approach under review

Two types of support are being funded through this component: capacity building and restructuring. Over the past four years more than R2,4 billion has been committed for capacity building and restructuring initiatives but without a measurable impact on capacity. These grants will be reviewed in 2005/06 and in the interim, are capped at R750 million a year from 2005/06.

Annexures

A

Glossary

Accounting officer	The civil servant in a department who is accountable to Parliament for financial management, usually the Director-General or head of the department.

Accrual	An accounting convention by which payments and receipts are recorded as they occur, even if no cash flow takes place.

Activity-based costing	A method of costing services by measuring the amount of money, personnel and other resources required to undertake a specific activity.

Ad valorem duties	Duties levied on commodities as a certain percentage of their value.

Adjustments estimate	Presentation to Parliament of the amendments to be made to the appropriations voted in the main budget for the year.

Administered prices	Prices set outside ordinary market processes, being determined by a monopoly or cartel, or by Government or a regulator.

Agency payments	Payments made by one government department to another, in the same or in a different sphere of government, to pay for services administered by the department receiving the payments. Agency payments do not form part of the budget of the department receiving the payment.

Allocated expenditure	The part of the national budget that can be divided between the national, provincial and local spheres of government, after debt interest and the contingency reserve have been taken into account.

Amortisation	The repayment of loan by instalments over the duration of the loan.

Appropriation	The approval by Parliament of spending from the National Revenue Fund, or by a provincial legislature from the Provincial Revenue Fund.

Asset swap	An arrangement whereby financial institutions are permitted to exchange a portfolio of South African shares and securities for a portfolio of foreign shares and securities. This enables South African investors to diversify offshore, while minimising the impact on domestic financial markets and the rand.

Average tax rate	The amount of tax paid as a proportion of the tax base, e.g. income, purchase of goods and services.

Balance of payments	A summary statement of all the international transactions of the residents of the nation with the rest of the world during a particular period of time.

Baseline	The initial allocations used during the budget process, derived from the previous year’s forward estimates.

2005 Budget Review

Bonds	A certificate of debt issued by a government or corporation guaranteeing payment of the original investment plus interest by a specified future date.

Bond market capitalisation	The total value of securities issued in the bond market.

Budget Council	A body established to coordinate financial relations between national and provincial government, comprising the Minister and Deputy Minister of Finance and the nine provincial MECs for finance.

Budget Forum	The Budget Forum is made of the Budget Council members plus representatives from organised local government.

Budget deficit/surplus	The difference between budgeted expenditure and budgeted revenues. If expenditure exceeds revenue the budget is in deficit, vice versa.

Capital asset	Property of any kind, including assets that are movable or immovable, tangible or intangible, fixed or circulating, but excluding trading stock held for the purpose of business activities.

Capital expenditure	Government expenditure on assets that last for a year or more, such as buildings, land, infrastructure and equipment.

Capital formation	A measure of the net increase in the country’s total stock of capital goods, after allowing for depreciation.

Capital gains tax	Tax levied on the income realised from the disposal of a capital asset by a taxpayer. A capital gain is the excess of the selling price over the purchase price of the capital asset.

Capital goods	Durable produced goods used over a period of time for the production of other goods. See also intermediate goods.

Capital flow	A flow of investments in and out of the country.

Capital inflow	The receipt of money by the host country from one or more countries.

Capital-output ratio	The ratio of the stock of capital employed to the output produced.

Collective bargaining	Negotiations between employees and employers on procedures and rules to cover conditions of work and rates of pay.

Conditional grants	Allocations of money from one sphere of government to another, conditional on certain services being delivered or on compliance with specified requirements.

Consolidated expenditure	Total expenditure by national and provincial government, excluding allocations to local government other than agency payments.

Consolidated general government	National, provincial and local government, as well as extra-budgetary government institutions and social security funds.

Consumer price inflation (CPI)	Price increases as measured by the consumer price index (CPI), which reflects the prices of a representative basket of consumer goods and services.

Consumption expenditure	Expenditure on goods and services that are used up within a short period of time, usually a year. Salaries absorb most of Government’s consumption expenditure.

Annexure A: Glossary

Contingency reserve	An amount that is not allocated for a specific purpose in advance in order to accommodate changes to the economic environment and to meet unforeseeable and unavoidable spending pressures.

Contingent liabilities	A government obligation that will only result in expenditure upon the occurrence of a specific event — such as a government guarantee.

Controlled foreign entity (CFE)	An entity wherein South Africans hold a greater than 50% interest, usually of the share capital of a company.

Conventional budget deficit	Total revenue less total expenditure.

Core inflation	Consumer price inflation, excluding certain items such as mortgage costs, indirect taxes and the costs of certain foods.

Corporatisation	The transformation of state owned enterprises into commercial entities, subject to commercial legal requirements and governance structures, while retaining state ownership.

Cost-push inflation	Inflation that is caused by an increase in production costs, such as wages or oil prices.

Coupon (Bond)	The periodic interest payment made to the bondholders during the life of the bond. The interest is usually paid twice a year.

CPIX inflation	Consumer price inflation excluding mortgage costs.

Crowding-in	Increase of private investment through the income-raising effect of government spending financed by deficits.

Crowding-out	A fall in private investment or consumption as a result of rising government expenditure which is financed in the financial markets thereby competing with firms or persons for borrowed funds; that is, firms and households unable to borrow at a low rate of interest curtail their investment and consumption spending.

Current account deficit/surplus	The difference between total imports and total exports, also taking into account service payments and receipts, interest, dividends and transfers. The current account can be in deficit or surplus.

Current expenditure	Government expenditure on goods and services, such as salaries, rent, maintenance and interest payments.

Debenture	A certificate of indebtedness of a government or company backed only by the general credit of the issuer and secured by property or assets.

Debt interest/service costs	The cost of interest on government debt.

Debt switching	The restructuring of the term structure and maturity profile of government debt.

Dedicated levy	Revenue earmarked or assigned for specific purposes, usually outside the budget process, but accounted for in the consolidated accounts of the general government.

Depreciation (capital)	A reduction in the value of fixed capital as a result of wear and tear or redundancy.

2005 Budget Review

Depreciation (exchange rate)	A reduction in the external value of the rand. Depreciation makes South African goods cheaper to foreign purchasers, and imported goods more expensive to South African buyers.

Deflation	Deflation is the opposite of inflation. It is a general decline in a country’s price level.

Derivative financial instrument	A financial asset that derives its value from an underlying asset, which may be a physical asset such as gold, or a financial asset such as a government bond.

Designated countries	Foreign countries from which income may be exempt from South African tax under certain circumstances. See also double tax agreement.

Devaluation	A deliberate change in the exchange rate by a nation’s monetary authorities from one fixed level to another.

Direct investment	Investment from abroad in physical assets such as factories.

Direct taxes	Taxes charged on taxable income or capital of individuals and legal entities.

Disinflation	A decrease in the rate of inflation.

Disposable income	Excess income after paying all taxes and necessary expenses.

Dissaving	The difference between current income and current expenditure, including the depreciation of fixed capital.

Division of revenue	The allocation of funds between the spheres of government, as required by the Constitution. See also equitable share.

Domestic demand	The total level of spending in an economy, including imports but excluding exports.

Double tax agreement	An agreement between two countries to prevent income that is taxed in one country from being taxed in the other as well. See also designated countries.

Economic Growth	An increase in the total amount of output, income and spending in the economy.

Economically active population	The part of the population of working age that is employed or seeking work.

Effective tax rate	Actual tax liability (or a reasonable estimate thereof) expressed as a percentage of a pre-tax income base rather than as a percentage of taxable income, i.e. tax rates that take into account not only the statutory or nominal tax rate, but other aspects of the tax system (e.g. allowable deductions), which determine the tax liability.

Emerging markets	A name given by international investors to middle income economies.

Emerging Market Bond Index plus (EMBI+)	A leading benchmark tool developed by JP Morgan to track the performance of emerging markets external debt instruments.

Equalisation Fund levy	Dedicated fuel levy used to subsidise the local synthetic fuel industry. It is also used to smooth the impact of fluctuations in the international oil price (and exchange rate) on the domestic fuel price.

Annexure A: Glossary

Equitable share	The allocation of revenue to the national, provincial and local spheres of government as required by the Constitution. See also division of revenue.

Exchange control	Rules that regulate the flow of currency out of South Africa, or restrict the amount of foreign assets held by South African individuals and companies.

Excise duties	Taxes on the manufacture or sale of certain domestic or imported products. Excise duties are usually charged on products such as alcoholic beverages, tobacco and petroleum.

Extra-budgetary institutions	Public entities not directly funded from the fiscus.

Financial account	A statement of all financial transactions between the nation and the rest of the world, including portfolio and fixed investment flows and movements in foreign reserves.

Financial and Fiscal Commission (FFC)	An independent body established by the Constitution to make recommendations to Parliament and provincial legislatures about financial issues affecting the three spheres of government.

Financial year	The 12 months according to which companies and organisations budget and account. See also fiscal year.

Fiscal drag	The effect of inflation on average or effective tax rates. Under an unindexed progressive income tax system, the effective tax rate is increased when money incomes increase, even though real incomes may not be increasing. This happens because taxpayers are pushed into higher income tax brackets where higher marginal rates apply.

Fiscal policy	Policy on tax, spending and borrowing by the government.

Fiscal year	The 12 months on which government budgets are based, beginning 1 April and ending 31 March of the subsequent calendar year.

Fixed investment	Spending on buildings, machinery and equipment contributing to production capacity.

Foreign direct investment (FDI)	Movements of international capital entailing the purchase or establishment of ownership and control of a domestic operation by a foreign company.

Forward book	The total amount of contracts for the future exchange of foreign currency entered into by the South African Reserve Bank at any given point in time.

Forward cover	Transactions involving an agreed exchange rate at which foreign currency will be purchased or sold at a future date.

Forward markets	Markets in which currencies, commodities or securities are bought and sold at agreed prices for delivery at specified future dates.

Fuel levy	An excise tax on liquid fuels.

Function shift	The movement of a function from one departmental vote or sphere of government to another.

Funded pension arrangements	A pension scheme in which expected future benefits are funded in advance and as entitlement accrues.

2005 Budget Review

GDP inflation	A measure of the total increase in prices in the whole economy. Unlike CPI inflation, GDP inflation includes price increases in goods that are exported, excludes imported goods, and includes intermediate goods such as machines.

Government debt	The total amount of money owed by the government as a consequence of its borrowing in the past.

Gross domestic product (GDP)	A measure of the total national output, income and expenditure in the economy. GDP per head is the simplest overall measure of welfare, although it does not take account of the distribution of income, nor of goods and services that are produced outside the market economy, such as work within the household.

Gross fixed capital formation (GFCF)	The addition to a country’s fixed capital stock during a specific period, before provision for depreciation.

Hedging	An action taken by a buyer or seller to protect income against changes in prices, interest rates or exchange rates.

Horizontal equity	A key principle in taxation that holds that similarly situated taxpayers should face a similar tax treatment or tax burden, i.e. taxpayers earning same amount of income or capital should be accorded equal treatment.

Hybrid instruments	A financial instrument that has characteristics of both debt and equity, such as convertible debt or redeemable preference shares.

Inflation	A sustained increase in the general price increase.

Inflation targeting	A monetary policy framework intended to achieve price stability over a certain period of time. The Reserve Bank and Government agree on a target rate to be achieved over a stipulated period.

Integrated Justice System	The cluster of government activities consisting of Correctional Services, Justice and the South African Police Services.

Intermediate goods	Goods produced to be used as inputs in the production of final goods.

Inventories	Stocks of goods held by firms. An increase in inventories reflects an excess of output relative to spending over a period.

Investment	The flow of expenditure on new capital goods.

Labour intensity	The relative amount of labour that is required to produce a fixed quantity of output.

Levies	Compulsory statutory payments made in exchange for non-direct benefits received, e.g. fuel levies.

LIBOR	London Interbank Offered Rate (LIBOR) is the rate of interest that major international banks in London charge each other for borrowings.

Liquidity	The ease with which assets can be bought and sold.

Liquidity requirements	The amount of liquid or freely convertible assets that banks are required to hold relative to their liabilities, for prudential and regulatory purposes.

M3	The broadest definition of money supply in South Africa, including notes and coins; demand and fixed deposits; and credit.

Annexure A: Glossary

Macroeconomics	The branch of economics that deals with the whole economy — including issues such as growth, inflation, unemployment and the balance of payments.

Marginal lending rate	A penalty rate of interest charged by the Reserve Bank for lending to financial institutions in the money market in excess of the daily liquidity provided to the money market at the repurchase rate. See also repurchase agreements.

Marginal return to labour	The fraction of income attributed to the portion of output produced by an additional unit of labour.

Marginal income tax rate	The rate of tax on an incremental unit of income.

Marketable securities	Tradeable financial securities listed with the securities exchange such as the JSE, SAFEX and BESA.

Marketable securities tax	A charge on the purchase of securities traded on a stock exchange. It operates as an ad valorem excise tax at a rate of 0,25 per cent on the value of the stock exchange transactions.

Medium Term Expenditure Committee (MTEC)	The technical committee responsible for evaluating the MTEF budget submissions of national departments and making recommendations to the Minister of Finance regarding MTEF budget allocations to national departments.

Medium-term expenditure framework (MTEF)	The three-year spending plans of national and provincial governments, published at the time of the budget.

Merchandise exports	Exports of goods, but not services. In the South African accounts this usually excludes exports of gold.

Microeconomics	The branch of economics that deals with the behaviour of individual firms, consumers and markets.

Ministers’ Committee on the Budget (Mincombud)	The political committee that considers key policy and budgetary issues that pertain to the budget process before they are tabled in Cabinet.

MinMEC	A MinMEC is a political forum where national and provincial departments in the same sector discuss policy issues. It consists of the national Minister and the nine provincial MECs, supported by key departmental officials.

Monetary policy	Government policy that is delegated to central banks to implement policies that address the total money supply, exchange rates and the general level of interest rates in order to control inflation.

Money supply	The total stock of money in an economy.

National Budget	The projected revenue and expenditures that flow through the national Exchequer Account. Does not include spending by provinces or local government from their own revenues.

Negotiable certificate of deposit (NCD)	Short-term deposit instruments issued by banks, at a variable interest rate, for a fixed period.

2005 Budget Review

Net open forward position (NOFP)	Net open forward position is the difference between the forward book and net official reserves. The forward position is the full dollar commitment held by the Reserve Bank to deliver dollars on maturing forward contracts.

Nil coupon bond	A security which makes no interest payment, paying the investor only the face value at redemption.

Nominal exchange rates	The current rate of exchange between the rand and foreign currencies.

Nominal wage	The return, or wage, to employees at the current price level.

Non-financial public enterprises	Government-owned or controlled organisations, in goods and non-financial services, trading as business enterprises. Includes Eskom, Telkom, SABC, Transnet, Mossgas, etc.

Non-tax revenue	Income received by the government as a result of administrative charges, licences, fees, sales of goods and services, etc.

Organisation for Economic Co-operation and Development (OECD)	An organisation of 29 mainly industrialised member countries. South Africa is not a member of the OECD.

Outputs	Goods and services delivered by government.

Passive income	Income from an indirect source or where the taxpayer does not take part in producing the income, e.g. interest income, rental income, royalties, dividends, annuities.

Personal saving rate	Saving as a percentage of disposable income.

Portfolio investment	Investment in financial assets such as stocks and shares or government bonds.

Primary deficit/surplus	The difference between total revenue and non-interest expenditure.

Primary rebate	A rebate from income tax that is available to all taxpayers.

Primary sector	The agricultural and mining sectors of the economy.

Private sector credit extension	Credit provided to the private sector by banks. This includes all loans, credit cards and leases.

Privatisation	The full or partial sale of state-owned enterprises to private individuals or companies.

Producer price inflation (PPI)	Price increases measured by the producer price index (PPI), a measure of the prices paid based mainly on published price lists by producers.

Productivity	A measure of the amount of output generated from every unit of input. Typically used to measure changes in labour efficiency.

Public corporations	Companies that are fully or partly owned by government or public authorities and are regulated by law.

Public Benefit Organisations (PBOs)	Organisations that are mainly funded by donations from the public and other institutions, which engage in social activities meeting the needs, interest and the well-being of the general public.

Annexure A: Glossary

Public goods	Goods and services that would not be provided in a pure free-market system (e.g. defence), and are largely provided by government.

Public Private Partnerships (PPPs)	A contractual arrangement whereby a private party performs part of a government function and assumes the associated risks. In return, the private party receives a fee according to predefined performance criteria.

Public sector	National government, provincial government, local government, extra budgetary governmental institutions, social security funds and non-financial public enterprises.

Public sector borrowing requirement (PSBR)	The consolidated cash borrowing requirement of general government and public enterprises.

Rating agency	Institutions that evaluate the ability of countries or other borrowers to honour their international and domestic debt obligations. Credit ratings are used by international investors as indications of the sovereign risk of a country.

Real effective exchange rate	A measure of the rate of exchange of the rand relative to a trade-weighted average of South Africa’s trading partners’ currencies, adjusted for price trends in South Africa and the countries included.

Real exchange rate	The level of the exchange rate taking account of inflation differences.

Real expenditure	The level of expenditure after taking account of inflation.

Real wage	The return, or wage, to employees, measured at a constant price level.

Recession	A period in which national output and income declines. A recession is usually defined as two consecutive quarters of negative growth.

Regional service council (RSC) levies	Taxes on payroll and turnover collected by local authorities to fund mainly infrastructural development projects.

Remuneration	The costs of personnel including salaries, housing allowances, car allowances and other benefits received by personnel.

Repo rate	The rate of interest that the Reserve Bank pays on repurchase agreements with money market participants.

Repurchase agreements	Short-term contracts between the Reserve Bank and private banks in the money market to sell specified amounts of money at an interest rate determined by daily auction.

Reserves (foreign exchange)	Holdings of foreign exchange, either of the Reserve Bank only or of the Reserve Bank and domestic banking institutions.

Residence-based income tax system	A tax system where the world wide income accrues to a resident of a country is subject to the taxes of that country.

Rolling budgets	A budget system in which three-year forward projections are revised annually.

Saving	The difference between income and spending.

Secondary rebate	A rebate from income tax, in addition to the primary rebate, that is available to taxpayers over the age of 65 and over.

Secondary sector	The part of the economy concerned with the manufacture of goods.

2005 Budget Review

Secondary tax on companies	Tax on dividends declared by a company which is calculated at the rate of 12,5 per cent of the net amount of dividends declared.

Section 21 company	Non-profit making entities registered in terms of Section 21 of the Companies Act.

Service and transfer payments	Services involve transactions of non-tangible commodities, while transfers are unrequited transactions that do not generate a counter economic value (e.g. gifts and grants).

Skills Development levy	A payroll tax designed to finance training initiatives, in terms of the skills development strategy.

Source-based income tax system	A system where income is taxed in the country where the income originates.

Southern African Customs Union (SACU)	An agreement that allows for the unrestricted flow of goods and services between South Africa, Botswana, Namibia, Lesotho and Swaziland.

Southern African Development Community (SADC)	A regional governmental organisation which promotes collaboration, economic integration and technical cooperation throughout Southern Africa. Member nations are South Africa, Botswana, Namibia, Lesotho, Swaziland, Mozambique, Zimbabwe, Zambia, Angola, Malawi, Tanzania, the Democratic Republic of Congo, Mauritius and the Seychelles.

Sovereign debt rating	An assessment of the likelihood that a government will default on its debt obligations.

Specific excise duty	A tax on each unit of output of a good, unrelated to the value of the good.

Spot exchange rates	The nominal price of a currency traded for immediate delivery.

Spot markets	Markets in which currencies or commodities are traded for immediate delivery.

Spread	A gap between a bid and ask price of a stock or other security.

Stagflation	An economic condition characterised by high inflation and recessionary conditions. In other words, it is the combination of inflation and weak economic growth.

Stamp duty	A duty imposed on the issue of official documents such as passports, contracts, deeds for the transfer of ownership and cheques.

Standing appropriations	Government’s expenditure obligations that do not require a vote or statutory provision, including contractual guarantee commitments and international agreements.

Statutory appropriations	Amounts appropriated to be spent in terms of statutes and not requiring appropriation by vote.

Syndicated loan	A large loan in which a group of banks, headed by a lead manager work together to provide funds which they solicit from their clients for the borrower.

Tax amnesty	A period allowed by tax authorities during which taxpayers who are outside the tax net, but should be registered for tax purposes, can register for tax without incurring penalties for the period in which they were illegitimately outside the net.

Annexure A: Glossary

Tax arbitrage	This entails taking advantage of the different rates at which different kinds of income or different individuals are taxed, or where the same kinds of income or individuals are taxed differently in different tax jurisdictions.

Tax avoidance	When individuals or businesses legitimately use provisions in the tax law to reduce their tax liability.

Tax base	The aggregate value of income, sales or transactions on which particular taxes are levied.

Tax evasion	When individuals or businesses illegally reduce their tax liability.

Tax gap	A measure of tax evasion that emerges from comparing the tax liability or tax base declared to the tax authorities with the tax liability or tax base calculated from other sources.

Tax incentives	Specific provisions in the tax code that provide favourable tax treatment to individuals and businesses to encourage specific behaviour or activities, e.g. accelerated depreciation provisions to encourage investment and provisions to encourage retirement saving.

Tax incidence	The final distribution of the burden of tax. Statutory incidence defines where the law requires a tax to be levied. Economic incidence refers to those who experience a decrease in real income as a result of the imposition of a tax.

Tax loopholes	Unintended weakness in the legal provisions in the tax system, which taxpayers use to avoid paying tax liability.

Tax-to-GDP ratio	For public finance comparison purposes a country’s tax burden, or tax-GDP ratio, is computed by taking the total tax payments for a particular fiscal year as a fraction or percentage of the gross domestic product for that year.

Terms of trade	The relative prices of goods and services traded in international markets.

Tertiary sector	The part of the economy concerned with the provision of services.

Total factor productivity (TFP)	An index used to measure the efficiency of all inputs that contribute to the production process. Increases in TFP are usually attributable to technological improvements.

Trade balance	Monetary record of a country’s net imports and exports of physical merchandise.

Trade regime	The system of tariffs, quotas and quantitative restrictions applied to protect domestic industries, together with subsidies and incentives used to promote international trade.

Trade weighted rand	The value of the rand pegged to or expressed relative to a market basket of selected foreign currencies.

Trademark	A legal right pointing distinctly to the origin or ownership of merchandise to which it is applied and legally reserved for the exclusive use of the owner as maker or seller.

Treasury committee	The Cabinet committee that evaluates all requests for additional funds for unavoidable and unforeseen expenditure during a financial year.

2005 Budget Review

Twin deficits	The twin deficit establishes a link between a country’s fiscal policy (budget deficit) and its external balance (current account deficit).

Unallocated reserves	Potential expenditure provision not allocated to a particular use. Mainly consists of the contingency reserve and amounts of money left unallocated by provinces.

Unit labour cost	The cost of labour per unit of output. Calculated by dividing average wages by productivity (output per worker per hour).

User charge	Voluntary payments made in exchange for direct benefits accrued, e.g. road toll fees.

Vertical division	The division of revenue between spheres of government.

Vertical equity	A doctrine in taxation that holds that differently situated taxpayers should be treated differently in terms of income tax provisions; i.e. taxpayers with more income and/or capital should pay more tax.

Virement	The transfer of resources from one programme to another within the same department during the financial year.

Vote	An appropriation voted by Parliament.

Withholding tax	Tax on income deducted at source. Withholding taxes are widely used in respect of dividends, interest and royalties.

Yield	A financial return or interest paid to buyers of government bonds. The yield/rate of return on bonds takes into account the total of annual interest payments, the purchase price, the redemption value and the amount of time remaining until maturity.

Yield curve	A graph showing the relationship between the yield on bonds of the same credit quality but different maturity at a given point in time.

Zero-rate tax countries	This refers to jurisdictions that levy a zero-rate corporate income tax. In effect no tax is paid; this is akin to an indefinite tax holiday.

B

Statistical tables

Explanatory notes

1	Main Budget: Revenue, expenditure, deficit and financing, 1998/99 to 2007/08	176
2	Main Budget: Summary of revenue, 1987/88 to 2007/08	178
3	Main Budget: Revenue – detailed classification, 2001/02 to 2005/06	182
4	Main Budget: Expenditure estimates by vote, 2000/01 to 2007/08	186
5	Consolidated national, provincial and social security funds expenditure: Economic classification, 2001/02 to 2007/08	190
6	Consolidated national, provincial and social security funds expenditure: Functional classification, 2001/02 to 2007/08	192
7	Total debt of Government, 1980/81 to 2007/08	194
8	Financial guarantees: Amounts drawn on Government guarantees, 2000/01 to 2003/04	198

2005 Budget Review

Explanatory notes on the statistical tables

General remarks

This Annexure presents details of the main budget, consolidated national and provincial expenditure, government debt and financial guarantees. While government revenues are concentrated at the national government level, expenditure shifted from the national to the provincial sphere after 1994. Equitable share transfers to the nine provinces as a statutory commitment of government began in 1998/99, and the 1998 Budget marked the introduction of the local government equitable share. It must be noted that the shift of the primary responsibility for social assistance grants from the provinces to the Department of Social Development is only reflected from the 2005/06 financial year while the comparative numbers for the history still include these amounts as part of the equitable share to provinces.

Since more than 60 per cent of total expenditure on the main budget comprises transfer payments to other levels of general government, economic and functional classifications of national budget expenditure are not comprehensive. For purposes of analysis, it would be preferable to present economic and functional classifications of the expenditure of general government. This requires information on expenditure at all levels of general government and on its financing through revenue, balances brought forward and transfer payments (mainly from the national budget). This information is not readily available for local government, making it impossible to present consolidated general government finances at the time of the national budget. Historical data on general government finances are, however, published by the South African Reserve Bank in its Quarterly Bulletin and by Statistics South Africa.

Disbursements of foreign grants and technical assistance, and expenditure of the social security funds are included in the consolidated national and provincial expenditure estimates in Tables 5 and 6. The social security funds include the Unemployment Insurance Fund, the Road Accident Fund and the Compensation funds.

Treatment of foreign grants to the Reconstruction and Development Programme (RDP) Fund

Prior to 1999/00 foreign grants were paid to the National Revenue Fund and expenditure was included in departmental appropriations. From 1999/00 onwards, no foreign grants for RDP-related purposes have been included in the appropriations of national departments. All foreign technical assistance and other RDP-related grants are paid to the RDP Fund account that is separated from the accounts of government. Departments incur expenditure on RDP-related projects from an RDP Grant account, which is cleared with requisitions from the RDP Fund account.

However, in 2002/03 and 2003/04, amounts of R117,5 million and R66,7 million respectively were included in revenue as grants received from international donors. These were contributions towards defraying expenditure on the Burundi peacekeeping mission, appropriated on the budget of the Department of Defence.

Adjustments due to transactions in government stock

As part of the restructuring of government’s debt portfolio, bonds are repurchased or switched into new government bonds. In the process, government may make a capital profit, which is a book entry change in the discount on government bonds and is regarded as an extraordinary receipt. As such, capital profit does not represent an actual cash flow and is regarded as a “book profit”, recorded as a negative receipt and loan redemption for analysis purposes.

Annexure B: Statistical tables

A premium may also be accrued or be payable when restructuring government’s debt portfolio. Premiums paid are accounted for as extraordinary payments and premiums received as extraordinary receipts.

Sources of information

The information in Tables 1 to 6 on national and provincial government finances is obtained from the following sources:

•	Reports of the Auditor-General on the Appropriation and Miscellaneous Accounts in respect of General Affairs (1974/75 to 1993/94), the Accounts of the National Government (1994/95 to 1999/00), Audited Annual Financial Statements of National Departments (2000/01 to 2003/04) and the Revenue Accounts of the former self-governing territories and TBVC-states.

•	Reports of the Auditor-General on the Appropriation Accounts of the nine provinces, Audited Annual Financial Statements of Provincial Departments, as well as draft Financial Statements for some of the provinces.

•	Printed Estimates of Revenue and Expenditure for the national and provincial budgets.

•	The South African Reserve Bank.

•	The Development Bank of Southern Africa.

•	Annual statements of the Branches: Inland Revenue and Customs and Excise (previously of the Department of Finance) and of the South African Revenue Service.

•	Monthly press releases of the National Treasury, published in terms of Section 32 of the Public Finance Management Act.

In some cases the information on revenue of the former self-governing territories, TBVC states and the new provinces in Table 2 was either preliminary or a budget estimate. Where data were incomplete, collections of a particular tax have been adjusted by the average growth in collections of that tax in the rest of the self-governing territories and TBVC states. Hence the information in Table 2 cannot be regarded as actual and audited.

Revenue, expenditure, budget deficit and financing (Table 1)

Table 1 summarises the main budget balances since 1998/99 and medium term estimates to 2007/08. To be in line with the new Economic Reporting Format, the revenue classification has been amended to show transactions in assets and liabilities separately, which was included in non-tax current revenue in the past.

Repayments of loans and advances, which were previously shown as negative expenditure, have been reclassified as revenue. Given that the same amount is added to both revenue and expenditure, the national budget deficit is unaffected.

The classification of expenditure has also been amended in line with the new Economic Reporting Format. Appropriations by vote are now divided into current payments, transfers and subsidies, and payments for capital assets. Both current and capital transfers are included in transfers and subsidies, in line with the requirements of the new format. Expenditure for the years 1998/99 and 1999/00 has been reclassified to be in line with the new classification principles. However, payments for capital assets prior to 1999/00 are not strictly comparable with the numbers for 2000/01 onwards, due to the changes in classification rules. These new rules are explained in detail in the 2004 Estimates of National Expenditure.

The size of the deficit figures presented in this table differ from those presented in budgets prior to 1995/96, as a number of items that were previously regarded as “below-the-line” expenditure have

2005 Budget Review

been included in total expenditure. In addition, revaluations of foreign loan obligations are now excluded from expenditure, in keeping with international practice.

Under loan redemptions and financing, short-term loans include the net result of transactions in treasury bills. Long-term loans include all transactions in government bonds (i.e. new loan issues, repayments on maturity, consolidations, repurchases and switches).

Loans issued for extraordinary purposes represent the settlement of extraordinary payments by means of government bonds issues. It excludes extraordinary payments in cash.

Prior to the 1998 Budget Review, transfers from the Strategic Fuel Fund and the National Supplies Procurement Fund, as well as proceeds from the sale and restructuring of state assets, were treated as financing items. These, together with extraordinary payments unrelated to expenditure, are now shown below the deficit and before financing. The reclassification does not affect the budget deficit.

Transfers between the former State Revenue Account, the Stabilisation Account and the Tax Reserve Account are shown in Table 1 as part of the changes in cash and other balances.

Main budget revenue (Tables 2 and 3)

Table 2 presents a summary of revenue and the details are set out in Table 3. Main budget revenue collections are recorded on an adjusted cash basis (cash book – revenue recorded as it is received in the ledgers of SARS). Tax revenue is classified according to standard international categories and departmental revenue according to the requirements of the new Economic Reporting Format.

Certain receipts into the National Revenue Fund are not regarded as revenue. These include proceeds from the sale of state assets, transfers from the IMF Deposit Account, transfers from the Tax Reserve Account, adjustments due to transactions in government stock and proceeds from the sales of fuel stocks.

The historical data presented in Table 3 have been reclassified to be in line with the new Economic Reporting Format. However, a large portion of the data cannot be reclassified, as departments captured these revenue transactions within their ledgers as miscellaneous revenue. These amounts are therefore reported as unspecified revenue.

Medium-term expenditure estimates by votes (Table 4)

Table 4 contains estimates of expenditure on national budget votes for the period 2000/01 to 2007/08. In 2004/05, amounts appropriated in the Main Budget and the Adjusted Estimates as well as preliminary estimates of spending on each vote are shown. The historical numbers have been adjusted for function shifts between various departments and therefore the detail amounts of some departments might differ from financial statements produced by those departments. However, total expenditure is not influenced by these changes.

Consolidated national and provincial budgets (Tables 5 and 6)

Tables 5 and 6 show the economic and functional classification of payments for consolidated national and provincial government and the social security funds. The national expenditure figures are for the 2005 Budget. In the provinces, however, expenditure estimates are preliminary, as their budgets are tabled after the National Budget. Provincial estimates are based on preliminary budget statements provided by the provinces and are subject to change before being tabled in the provincial legislature.

National Treasury has in 2004 embarked on a project to reform the classification system used in the budget documentation of national and provincial governments. The aim of the reform was to

Annexure B: Statistical tables

bring reporting in line with international best practice, thereby improving transparency and accountability. For this purpose a new Economic Reporting Format and standard chart of accounts have been developed, that is in line with international reporting requirements. The expenditure of departments have been classified according to new chart but it must be accepted that departments are not yet totally familiar with some of the concepts of this classification and it will take some time before departments will be in a position to make accurate classifications. The National Treasury has therefore launched a comprehensive training programme in 2004 to train departments in this regard.

During the conversion from the old to the new economic format and the reclassification of historical data, a few misclassifications have been identified and rectified. This results in the data in Tables 5 and 6 not being strictly comparable to the same tables published in previous budgets. Some of the major amendments to the economic and functional classifications can be summarised as follows:

•	The Municipal Infrastructure Grant (MIG) to local government, in the Department of Provincial and Local Government previously classified as part of general government services and unallocable expenditure has been allocated to specific functions, influencing mainly water schemes and related services, transport and communication, fuel and energy and housing.

•	Regional Service Council (RSC) levies payable by departments and municipal rates and taxes payable by the Department of Public Works are compulsory fees due to local government. These amounts were previously classified as goods and services in the economic table but are now classified as transfers to municipalities, in line with international classification standards.

•	The full set of accounts for the Mines and Works Compensation Fund has been included in the account for the Social Security funds, resulting in an upward adjustment of consolidated expenditure in all years. Consequently, data provided in this budget review would not be strictly comparable with the same data published in previous publications.

•	A number of transfers to extra-budgetary institutions were previously erroneously included as transfers to households and non-profit institutions. These classifications have been amended to be in line with the latest version of the schedules of public entities listed in the Public Finance Management Act and are now included in transfers to departmental agencies and accounts.

•	Small amounts spent on current maintenance previously classified as capital expenditure is now correctly reflected as current payments.

Total debt of Government (Table 7)

Table 7 shows the major components of government debt. Total net government loan debt is calculated taking into account the cash balances of the National Revenue Fund. Realised losses on the Gold and Foreign Exchange Contingency Reserve Account is also disclosed. The projections for 2004/05 to 2007/08 are based on national budget data.

Financial guarantees: Amounts drawn on Government guarantees (Table 8)

The national government furnishes guarantees to various institutions. These guarantees will realise as liabilities to the state only if these institutions are unable to meet their commitments. It is not possible to anticipate the portion of these guarantees that will realise as liabilities to the national government, and they are therefore disclosed as contingent liabilities in Government’s Statement of Liabilities and Financially Related Assets. Amounts drawn in respect of guarantees and interest on these amounts, if guaranteed, are disclosed.

2005 Budget Review

Table 1 Main

Budget:
Revenue, expenditure, deficit and financing 1)

		1998/99	1999/00	2000/01	2001/02	2002/03	2003/04

R million		Actual outcome				Preliminary outcome

Revenue
Tax revenue (gross)		184 843,6	201 386,0	220 334,1	252 298,3	282 209,7	302 507,5
Less: SACU payments		-5 576,7	-7 197,3	-8 396,1	-8 204,8	-8 259,4	-9 722,7
Departmental receipts		3 931,6	3 824,9	3 498,0	4 087,6	4 191,9	5 931,4
Total current revenue		183 198,5	198 013,6	215 436,1	248 181,0	278 142,1	298 716,3
Transactions in assets and liabilities	2)	806,9	148,8	155,7	81,4	365,6	714,9

Main budget revenue		184 005,4	198 162,4	215 591,9	248 262,4	278 507,7	299 431,2
Expenditure	3)
Statutory and standing appropriations		127 291,4	134 563,3	145 960,4	158 411,1	174 397,8	195 747,2
Cost of servicing state debt	4)	42 669,3	44 289,7	46 320,9	47 580,7	46 807,7	46 312,9
Provincial equitable share		84 342,0	89 094,6	98 397,8	107 460,3	123 456,8	144 742,6
Other	5)	280,1	1 179,0	1 241,6	3 370,0	4 133,2	4 691,7
Appropriated by vote		75 282,8	80 186,7	87 973,7	104 493,4	117 131,3	132 914,8
Current payments	6)	36 992,5	39 101,3	39 824,0	43 590,4	47 930,9	51 969,3
Transfers and subsidies	7)	34 335,3	37 832,0	45 663,2	56 392,58	64 583,9	76 092,1
Payments for capital assets	8)	3 955,0	3 253,4	2 486,5	4 510,5	46 16,5	4 853,4
Recovery from the pension fund		-1 158,0	—	—	—	—	—
Plus: Unallocated funds		—	—	—	—	—	—
Contingency reserve		—	—	—	—	—	—

Total expenditure		201 416,2	214 749,9	233 934,0	262 904,5	291 529,1	328 662,0
Budget deficit		-17 410,8	-16 587,6	-18 342,2	-14 642,2	-13 021,3	-29 230,8
Deficit as percentage of GDP		-2,3%	-2,0%	-1,9%	-1,4%	-1,1%	-2,3%
Extraordinary transfers	9)	-936,1	-1 485,4	-2 299,3	-2 077,7	-7 971,3	-7 443,5
Extraordinary receipts	10)	2 757,6	7 238,3	2 984,2	4 159,1	8 167,9	1 598,2

Net borrowing requirement		-15 589,3	-10 834,7	-17 657,3	-12 560,8	-12 824,7	-35 076,1

Financing
Change in loan liabilities
Domestic short-term loans (net)		1 352,7	1 884,1	4 978,9	-7 966,6	4 213,9	6 694,8
Domestic long-term loans (net)		18 215,2	3 031,9	6 406,3	-9 871,3	-3 017,4	31 123,1
Loans issued for financing:		18 215,2	1 546,5	4 182,7	-12 087,9	-6 940,3	24 037,4
New loans		39 309,6	21 218,4	20 312,0	14 647,1	15 549,9	51 404,9
Less: Discount		-6 193,8	-3 685,8	-964,6	-323,3	-355,0	-730,7
Redemptions (net of book profit)		-14 900,6	-15 981,0	-15 161,6	-22 433,4	-21 624,9	-26 636,8
Buy backs		—	-5,1	-3,1	-3 978,3	-510,3	—
Loans issued for switching:		—	—	-57,4	2 216,6	270,2	-119,9
New loans		—	55 75,8	5 563,8	40 914,1	7 674,8	10 166,5
Less: Discount		—	-601,5	-168,5	-1 675,3	-246,5	-116,0
Loans switched (net of book profit)		—	-4 974,3	-5 452,7	-37 022,2	-7 158,1	-10 170,4
Loans issued for extraordinary purposes:		—	1 485,4	2 281,0	—	3 652,7	7 205,6
New loans		—	1 485,4	2 281,0	—	7 652,7	7 276,4
Less: Discount		—	—	—	—	—	-70,8
Buy back (net of book profit)		—	—	—	—	-4 000,0	—
Foreign loans (net)		-6 77,5	8 513,9	1 901,8	33 130,8	14 310,1	1 045,1
Market loans		11,7	13 259,6	1 987,5	29 873,7	11 039,2	10 656,8
Arms procurement loan agreements		—	—	1 976,9	3 383,1	4 880,7	3 770,9
Transfer from IMF Accounts at SARB		1 035,9	—	—	—	—	—
Less: Discount on issues of new loans		—	-67,2	—	-57,1	-226,0	-80,7
Redemptions (including revaluation of loans)		-1 725,1	-4 678,5	-2 062,6	-68,9	-1 383,8	-13 301,9
Change in cash and other balances (- increase)		-3 301,1	-2 595,2	4 370,3	-2 732,1	-2 681,9	-3 786,9

Total financing (net)		15 589,3	10 834,7	17 657,3	12 560,8	12 824,7	35 076,1

Gross domestic product (GDP)		757 084	837 240	951 682	1 047 992	1 193 771	1 277 029

1)	This table summarises revenue, expenditure and the main budget balance since 1998/99. As available data are incomplete, the estimates are not fully consistent with other sources, such as the government finance statistics series of the Reserve Bank.

2)	Transactions in assets and liabilities includes recovery of loans and advances and sale of capital assets. Transfers from the National Supplies Procurement Fund and Strategic Fuel Fund are excluded.

3)	Expenditure for 1998/99 and 1999/00 has been reclassified to be in line with the new economic reporting format.

4)	Excluding discount on the sales of new government stock, premium on debt portfolio restructuring and revaluation of foreign loan repayments. Including management costs.

5)	Includes standing appropriations comprising realised guarantee liabilities, subscriptions payments to IDA and IBRD, as well as valuation adjustment payments to the

Annexure B: Statistical Tables

Table 1
Main Budget:
Revenue, expenditure, deficit and financing 1)

		2004/05			2005/06	2006/07	2007/08

		Budget	Revised
R million		estimate	estimate	Deviation	Budget estimate

Revenue
Tax revenue (gross)		333 693,6	345 261,3	11 567,7	372 774,3	414 154,0	453 726,0
Less: SACU payments		-13 327,8	-13 327,8	—	-12 052,9	-15 572,6	-16 151,2
Departmental receipts		5 944,2	5 493,4	-450,8	8 502,4	6 166,6	6 378,2
Total current revenue		326 310,0	337 426,9	11 116,9	369 223,8	404 748,0	443 953,0
Transactions in assets and liabilities	2)	646,2	533,3	-112,9	645,7	679,0	689,6

Main budget revenue		326 956,2	337 960,2	11 004,0	369 869,5	405 427,0	444 642,6
Expenditure	3)
Statutory and standing appropriations		215 666,2	218 259,6	2 593,4	193 891,5	210 080,9	224 235,4
Cost of servicing state debt	4)	50 432,0	48 901,0	-1 531,0	53 125,0	56 603,0	59 381,0
Provincial equitable share		159 971,4	164 083,8	4 112,4	134 706,2	146 757,3	157 677,8
Other	5)	5 262,8	5 274,8	12,1	6 060,3	6 720,6	7 176,6
Appropriated by vote		149 737,8	151 853,5	2 115,7	221 427,8	240 312,0	259 158,5
Current payments	6)	58 860,4	59 004,1	143,7	66 132,8	71 858,1	77 696,1
Transfers and subsidies	7)	85 283,5	87 454,0	2 170,5	149 139,7	162 148,6	174 806,1
Payments for capital assets	8)	5 593,8	5 395,4	-198,4	6 155,2	6 305,3	6 656,2
Recovery from the pension fund		—	—	—	—	—	—
Plus: Unallocated funds		1 000,0	—	-1 000,0	500,0	2 000,0	3 500,0
Contingency reserve		2 500,0	—	-2 500,0	2 000,0	4 000,0	8 000,0

Total expenditure		368 903,9	370 113,1	1 209,1	417 819,2	456 392,8	494 893,9
Budget deficit		-41 947,7	-32 152,4	9 795,3	-47 949,7	-50 965,8	-50 251,3
Deficit as percentage of GDP		-3,1%	-2,3%	13,6%	-3,1%	-3,0%	-2,7%
Extraordinary transfers	9)	-7 000,0	-7 136,3	-136,3	-7 000,0	—	-4 328,0
Extraordinary receipts	10)	2 742,1	1 719,6	-1 022,5	1 528,7	527,4	712,2

Net borrowing requirement		-46 205,6	-37 569,0	8 636,6	-53 421,0	-50 438,4	-53 867,1

Financing
Change in loan liabilities
Domestic short-term loans (net)		6 000,0	6 000,0	—	4 974,0	6 000,0	6 000,0
Domestic long-term loans (net)		34 327,8	31 045,4	-3 282,4	25 768,1	40 299,1	42 246,8
Loans issued for financing:		27 327,8	24 539,5	-2 788,3	18 768,1	40 299,1	42 246,8
New loans		57 525,6	53 901,6	-3 624,0	48 431,4	70 588,5	74 547,6
Less: Discount		-3 666,0	-3 012,6	653,4	-3 291,0	-5 222,0	-3 957,0
Redemptions (net of book profit)		-26 531,8	-26 349,5	182,3	-26 372,3	-25 067,4	-28 343,8
Buy backs		—	—	—	—	—	—
Loans issued for switching:		—	-494,1	-494,1	—	—	—
New loans		7 000,0	8 031,1	1 031,1	7 000,0	10 000,0	—
Less: Discount		—	-171,3	-171,3	—	—	—
Loans switched (net of book profit)		-7 000,0	-8 353,9	-1 353,9	-7 000,0	-10 000,0	—
Loans issued for extraordinary purposes:		7 000,0	7 000,0	—	7 000,0	—	—
New loans		7 000,0	7 000,0	—	7 000,0	—	—
Less: Discount		—	—	—	—	—	—
Buy back (net of book profit)		—	—	—	—	—	—
Foreign loans (net)		5 877,8	4 795,0	-1 082,8	12 038,7	2 639,3	4 120,3
Market loans		7 400,0	6 532,8	-867,2	9 390,0	7 090,0	7 870,0
Arms procurement loan agreements		4 675,3	3 683,0	-992,3	4 708,0	3 860,0	2 800,0
Transfer from IMF Accounts at SARB		—	—	—	—	—	—
Less: Discount on issues of new loans		—	-85,1	-85,1	—	—	—
Redemptions (including revaluation of loans)		-6 197,5	-5 335,7	861,8	-2 059,3	-8 310,7	-6 549,7
Change in cash and other balances (- increase)		—	-4 271,4	-4 271,4	10 640,2	1 500,0	1 500,0

Total financing (net)		46 205,6	37 569,0	-8 636,6	53 421,0	50 438,4	53 867,1

Gross domestic product (GDP)		1 331 796	1 403 851	72 055	1 528 633	1 674 016	1 847 290

IMF and other statutory appropriations such as judges salaries and skills development funds.

6)	Includes compensation of employees, payments for goods and services, interest on overdue accounts, rent on land and financial transactions in assets and liabilities.

7)	Includes current and capital transfers and subsidies to business, households, foreign countries and other levels and funds of general government.

8)	Includes acquisition and own account construction, construction of new assets and the cost of upgrading, improving and extensions to existing capital assets.

9)	Includes premiums received on destination bonds in switch auctions, previously recorded as revenue.

10)	Includes proceeds from the sales of state assets and strategic supplies. Also included is “book profit” on domestic government bond buy-backs and source bonds issued in switch actions, previously included as non-tax revenue. This does not represent actual cash receipts and is therefore excluded from revenue.

2005 Budget Review

Table 2
Main Budget:
Summary of revenue 1)

		1987/88	1988/89	1989/90	1990/91	1991/92	1992/93	1993/94

R million		Actual collections

Taxes on income and profits		22 109,2	26 671,1	34 430,7	39 580,9	44 661,6	47 559,4	50 933,7
Persons and individuals		12 666,9	14 910,4	20 008,8	24 149,6	29 968,9	33 833,0	37 805,3
Gold mines		2 074,6	1 694,7	1 016,1	644,4	523,7	421,5	622,5
Other mines		963,3	1 312,8	1 791,5	2 246,0	1 048,9	575,7	508,6
Companies	2)	5 868,8	8 236,0	11 013,3	11 870,5	12 490,8	12 126,0	10 359,3
Secondary tax on companies		—	—	—	—	—	—	876,7
Tax on retirement funds		—	—	—	—	—	—	—
Other	3)	535,5	517,2	601,1	670,4	629,3	603,1	761,4
Taxes on payroll and workforce		—	—	—	—	—	—	—
Skills development levy	4)	—	—	—	—	—	—	—

Taxes on property		824,3	823,0	1 033,6	1 098,2	1 127,8	1 187,5	1 500,9
Donations tax		5,5	3,2	4,3	6,5	6,8	18,0	39,0
Estate duty		142,6	136,5	75,9	82,0	78,7	84,9	118,3
Marketable securities tax		225,5	138,5	278,1	243,3	199,8	164,5	267,0
Transfer duties		450,8	544,8	675,3	766,4	842,6	920,1	1 076,7
Demutualisation charge	5)	—	—	—	—	—	—	—

Domestic taxes on goods and services		13 197,2	18 196,0	23 684,1	25 722,3	28 140,9	29 551,5	38 949,2
Value-added tax/sales tax	6)	10 313,3	13 123,0	16 752,1	18 260,7	18 791,8	17 506,1	25 449,0
Specific excise duties		1 994,7	2 293,5	2 578,4	2 888,5	3 360,1	4 099,5	4 628,3
Ad valorem excise duties		188,8	215,3	263,6	455,9	465,2	336,5	338,7
Levies on fuel		692,8	2 555,6	4 080,7	4 103,8	5 421,3	7 083,1	7 860,2
Air departure tax		—	—	—	—	—	—	—
Other	7)	7,5	8,6	9,3	13,3	102,5	526,4	673,0

Taxes on international trade and transactions		2 542,1	4 358,8	4 903,7	4 697,6	4 321,1	4 644,7	5 246,9
Customs duties		1 768,9	2 466,0	2 193,8	2 502,3	2 736,1	2 961,1	3 413,4
Import surcharges		742,6	1 875,6	2 625,4	2 075,3	1 455,5	1 520,9	1 756,1
Other	8)	30,7	17,2	84,6	119,9	129,5	162,7	77,3

Stamp duties and fees		439,0	469,3	685,2	657,3	712,2	760,4	846,7

State Miscellaneous Revenue (SMR)	9)	13,1	14,5	29,2	41,9	35,2	25,8	10,3

TOTAL TAX REVENUE (gross)		39 124,9	50 532,6	64 766,6	71 798,1	78 998,8	83 729,3	97 487,7
Departmental revenue	10)	1 862,9	2 013,0	2 052,4	1 993,1	1 606,5	1 920,2	2 088,3
Transactions in assets and liabilities		226,2	35,9	87,4	126,5	133,9	210,8	187,4
Less: SACU payments	11)	-927,3	-1 114,0	-1 365,8	-1 800,9	-2 760,3	-2 984,1	-3 089,4

TOTAL BUDGET REVENUE		40 286,8	51 467,5	65 540,6	72 116,8	77 979,0	82 876,1	96 674,0

Current revenue		40 060,6	51 431,6	65 453,2	71 990,3	77 845,1	82 665,3	96 486,6
Direct taxes		22 257,3	26 810,8	34 511,0	39 669,4	44 747,2	47 662,3	51 091,0
Indirect taxes		16 854,5	23 707,3	30 226,4	32 086,9	34 216,5	36 041,2	46 386,4
State Miscellaneous Revenue (SMR)		13,1	14,5	29,2	41,9	35,2	25,8	10,3
Departmental revenue (including grants)		1 862,9	2 013,0	2 052,4	1 993,1	1 606,5	1 920,2	2 088,3
Less: SACU payments		-927,3	-1 114,0	-1 365,8	-1 800,9	-2 760,3	-2 984,1	-3 089,4
Transactions in assets and liabilities		226,2	35,9	87,4	126,5	133,9	210,8	187,4

Receipts not regarded as revenue	12)	559,9	602,0	3 772,0	333,6	959,0	1 221,5	1 583,7

1)	Figures prior to 1994/95 (representing the former State Revenue Account) are adjusted to be comparable to the current National Revenue Fund (see introductory notes to this statistical annexure). Figures prior to 1995/96 include collections by the former TBVC states and self-governing territories.

2)	Figures prior to 1999/00 exclude receipts from mining companies. Figures from 1999/00 onwards include receipts from all companies.

3)	Including interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits.

4)	Levy on payroll dedicated to skills development.

5)	The 1998/99 and the 1999/00 figures include receipts of the demutualisation charge amounting to R278,5 million and R577,0 million respectively, which were not included in the budget estimates.

6)	Including sales duty, which was replaced by a general sales tax in July 1978. The value added tax replaced the general sales tax in September 1991.

7)	Including various levies, mining leases and ownership, cinematographic tax and other special levies imposed since 1974/75, as well as receipts of the

Annexure B: Statistical Tables

Table 2 Main Budget: Summary of revenue 1)

		1994/95	1995/96	1996/97	1997/98	1998/99	1999/00	2000/01

		Actual collections

Taxes on income and profits		61 004,7	68 883,8	82 876,1	95 003,6	108 021,5	116 148,9	126 146,1
Persons and individuals		44 972,8	51 179,3	59 519,8	68 342,4	77 733,9	85 883,8	86 478,9
Gold mines		1 172,7	893,7	507,7	332,5	188,6	—	—
Other mines		457,2	714,8	1 341,6	1 349,4	1 946,1	—	—
Companies	2)	11 961,3	14 059,0	16 985,0	19 696,4	20 388,0	20 971,6	29 491,8
Secondary tax on companies		1 303,6	1 262,2	1 337,9	1 446,4	1 930,8	3 149,9	4 031,3
Tax on retirement funds		—	—	2 565,5	3 229,7	5 098,8	5 330,4	5 219,8
Other	3)	1 137,1	774,8	618,6	606,8	735,3	813,1	924,3
Taxes on payroll and workforce		—	—	—	—	—	0,1	1 257,4
Skills development levy	4)	—	—	—	—	—	0,1	1 257,4

Taxes on property		2 074,7	2 233,9	2 359,3	2 618,4	2 830,4	3 808,4	3 978,8
Donations tax		104,4	61,0	46,7	17,7	9,1	15,2	32,1
Estate duty		125,3	181,3	181,8	302,6	256,4	304,2	442,7
Marketable securities tax		431,4	462,9	397,3	442,3	721,1	1 090,4	1 102,1
Transfer duties		1 413,5	1 528,7	1 733,5	1 855,8	1 565,4	1 821,6	2 401,9
Demutualisation charge	5)	—	—	—	—	278,5	577,0	—

Domestic taxes on goods and services		44 070,3	48 881,7	53 572,9	60 619,0	66 270,9	72 304,7	79 091,6
Value-added tax/sales tax	6)	29 288,4	32 768,2	35 902,9	40 095,6	43 985,4	48 376,8	54 455,2
Specific excise duties		5 431,3	6 075,0	5 912,4	7 425,8	8 052,8	8 886,1	9 126,6
Ad valorem excise duties		372,9	400,2	718,7	581,6	518,9	584,3	693,9
Levies on fuel		8 351,5	8 928,0	10 391,6	12 091,2	13 640,0	14 289,8	14 495,3
Air departure tax		—	—	—	—	—	—	85,8
Other	7)	626,1	710,2	647,2	424,8	73,7	167,7	234,9

Taxes on international trade and transactions		5 606,4	6 169,6	7 200,5	5 638,6	6 052,5	6 778,1	8 226,6
Customs duties		4 247,0	5 325,9	6 518,0	6 055,7	5 985,7	6 517,8	7 853,6
Import surcharges		1 170,8	456,7	-5,9	-1,4	1,6	0,4	0,0
Other	8)	188,5	387,1	688,4	-415,7	65,2	259,9	372,9

Stamp duties and fees		942,9	1 024,8	1 202,4	1 483,8	1 489,0	1 618,9	1 561,6

State Miscellaneous Revenue (SMR)	9)	75,6	84,1	121,2	-36,0	179,3	727,0	72,0

TOTAL TAX REVENUE (gross)		113 774,5	127 278,0	147 332,3	165 327,4	184 843,6	201 386,0	220 334,1
Departmental revenue	10)	1 586,2	2 460,2	3 353,8	3 157,7	3 931,6	3 824,9	3 498,0
Transactions in assets and liabilities		216,0	154,7	168,9	141,7	806,9	148,8	155,7
Less: SACU payments	11)	-3 248,8	-3 890,1	-4 362,7	-5 237,2	-5 576,7	-7 197,3	-8 396,1

TOTAL BUDGET REVENUE		112 327,9	126 002,7	146 492,4	163 389,6	184 005,4	198 162,4	215 591,9

Current revenue		112 112,0	125 848,0	146 323,4	163 247,9	183 198,6	198 013,6	215 436,1
Direct taxes		61 234,4	69 126,1	83 104,6	95 323,9	108 565,5	117 045,3	127 878,3
Indirect taxes		52 464,5	58 067,7	64 106,6	70 039,5	76 098,9	83 613,8	92 383,8
State Miscellaneous Revenue (SMR)		75,6	84,1	121,2	-36,0	179,3	727,0	72,0
Departmental revenue (including grants)		1 586,2	2 460,2	3 353,8	3 157,7	3 931,6	3 824,9	3 498,0
Less: SACU payments		-3 248,8	-3 890,1	-4 362,7	-5 237,2	-5 576,7	-7 197,3	-8 396,1
Transactions in assets and liabilities		216,0	154,7	168,9	141,7	806,9	148,8	155,7

Receipts not regarded as revenue	12)	1 201,0	1 391,4	1 629,4	2 947,4	2 757,6	7 238,3	2 984,5

Universal Service Fund since 1998/99 and the Human Resources Fund for 1998/99 and 1999/00.

8)	Including diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

9)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types. Previously shown as part of other non-tax revenue.

10)	Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts, but includes domestic and foreign grants previously shown separately as Grants received (RDP Fund).

11)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central Revenue Fund of Namibia up to independence are included.

12)	Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as revenue.

2005 Budget Review

Table 2
Main Budget:
Summary of revenue 1)

		2001/02	2002/03	2003/04	2004/05		2005/06

						% change	Budget estimates
		Actual			Revised	on actual	Before	After
R million		collections			estimates	2003/04	tax proposals	tax proposals

Taxes on income and profits		147 310,4	164 565,9	171 962,8	189 900,0	10,4%	211 350,0	200 855,0
Persons and individuals		90 389,5	94 336,7	98 495,1	110 950,0	12,6%	124 000,0	116 890,0
Gold mines		–	–	–	–	–	–	–
Other mines		–	–	–	–	–	–	–
Companies	2)	42 354,5	55 745,1	60 880,8	65 450,0	7,5%	72 100,0	68 715,0
Secondary tax on companies		7 162,7	6 325,6	6 132,9	7 600,0	23,9%	8 700,0	8 700,0
Tax on retirement funds		6 190,6	6 989,7	4 897,7	4 500,0	-8,1%	4 900,0	4 900,0
Other	3)	1 213,1	1 169,0	1 556,3	1 400,0	-10,0%	1 650,0	1 650,0
Taxes on payroll and workforce		2 717,3	3 352,1	3 896,4	4 600,0	18,1%	5 000,0	4 908,0
Skills development levy	4)	2 717,3	3 352,1	3 896,4	4 600,0	18,1%	5 000,0	4 908,0

Taxes on property		4 628,3	5 084,6	6 707,5	8 928,0	33,1%	10 270,0	9 820,0
Donations tax		20,6	17,7	17,1	28,0	63,4%	30,0	30,0
Estate duty		481,9	432,7	417,1	500,0	19,9%	540,0	540,0
Marketable securities tax		1 212,8	1 205,2	1 101,1	1 200,0	9,0%	1 300,0	1 300,0
Transfer duties		2 913,0	3 429,0	5 172,1	7 200,0	39,2%	8 400,0	7 950,0
Demutualisation charge	5)	–	–	–	–	–	–	–

Domestic taxes on goods and services		86 888,4	97 581,9	110 173,5	129 033,3	17,1%	141 085,0	143 091,3
Value-added tax/sales tax	6)	61 056,6	70 149,9	80 681,8	95 500,0	18,4%	106 250,0	105 975,0
Specific excise duties		9 797,2	10 422,6	11 364,6	12 975,0	14,2%	13 200,0	14 509,3
Ad valorem excise duties		776,1	1 050,2	1 016,2	1 100,0	8,3%	1 200,0	1 190,0
Levies on fuel		14 923,2	15 333,8	16 652,4	18 800,0	12,9%	19 700,0	20 650,0
Air departure tax		296,4	324,8	367,2	420,0	14,4%	430,0	462,0
Other	7)	38,8	300,7	91,5	238,3	160,4%	305,0	305,0

Taxes on international trade and transactions		8 680,1	9 619,8	8 414,3	11 650,0	38,5%	13 200,0	13 200,0
Customs duties		8 632,2	9 330,7	8 479,4	11 500,0	35,6%	13 000,0	13 000,0
Import surcharges		0,5	0,0	–	–	–	–	–
Other	8)	47,5	289,1	-65,1	150,0	330,3%	200,0	200,0

Stamp duties and fees		1 767,2	1 572,4	1 360,1	1 150,0	-15,4%	1 250,0	900,0

State Miscellaneous Revenue (SMR)	9)	306,7	433,0	-7,1	–	–	–	–

TOTAL TAX REVENUE (gross)		252 298,3	282 209,7	302 507,5	345 261,3	14,1%	382 155,0	372 774,3
Departmental revenue	10)	4 087,6	4 191,9	5 931,4	5 493,4	-7,4%	8 502,4	8 502,4
Transactions in assets and liabilities		81,4	365,6	714,9	533,3	-25,4%	645,7	645,7
Less: SACU payments	11)	-8 204,8	-8 259,4	-9 722,7	-13 327,8	37,1%	-12 052,9	-12 052,9

TOTAL BUDGET REVENUE		248 262,4	278 507,7	299 431,2	337 960,2	12,9%	379 250,2	369 869,5

Current revenue		248 181,0	278 142,1	298 716,3	337 426,9	13,0%	378 604,5	369 223,8
Direct taxes		150 530,1	168 368,4	176 293,5	195 028,0	10,6%	216 920,0	206 333,0
Indirect taxes		101 461,5	113 408,3	126 221,1	150 233,3	19,0%	165 235,0	166 441,3
State Miscellaneous Revenue (SMR)		306,7	433,0	-7,1	–	–	–	–
Departmental revenue (including grants)		4 087,6	4 191,9	5 931,4	5 493,4	-7,4%	8 502,4	8 502,4
Less: SACU payments		-8 204,8	-8 259,4	-9 722,7	-13 327,8	37,1%	-12 052,9	-12 052,9
Transactions in assets and liabilities		81,4	365,6	714,9	533,3	-25,4%	645,7	645,7

Receipts not regarded as revenue	12)	4 159,1	8 167,9	1 598,2	1 646,1	3,0%	1 528,7	1 528,7

1)	Figures prior to 1994/95 (representing the former State Revenue Account) are adjusted to be comparable to the current National Revenue Fund (see introductory notes to this statistical annexure). Figures prior to 1995/96 include collections by the former TBVC states and self-governing territories.

2)	Figures prior to 1999/00 exclude receipts from mining companies. Figures from 1999/00 onwards include receipts from all companies.

3)	Including interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits.

4)	Levy on payroll dedicated to skills development.

5)	The 1998/99 and the 1999/00 figures include receipts of the demutualisation charge amounting to R278,5 million and R577,0 million respectively, which were not included in the budget estimates.

6)	Including sales duty, which was replaced by a general sales tax in July 1978. The value added tax replaced the general sales tax in September 1991.

7)	Including various levies, mining leases and ownership, cinematographic tax and other special levies imposed since 1974/75, as well as receipts of the

Annexure B: Statistical Tables

Table 2 Main
Budget:
Summary of revenue 1)

		2005/06		2006/07		2007/08

		% change	% of		% change on		% change
		on revised	total budget		after tax proposals		on
		2004/05	revenue	Estimates	2005/06	Estimates	2006/07

Taxes on income and profits		5,8%	54,3%	226 250,0	12,6%	247 500,0	9,4%
Persons and individuals		5,4%	31,6%	129 650,0	10,9%	141 400,0	9,1%
Gold mines		–	–	–	–	–	–
Other mines		–	–	–	–	–	–
Companies	2)	5,0%	18,6%	79 900,0	16,3%	87 700,0	9,8%
Secondary tax on companies		14,5%	2,4%	9 500,0	9,2%	10 500,0	10,5%
Tax on retirement funds		8,9%	1,3%	5 400,0	10,2%	6 000,0	11,1%
Other	3)	17,9%	0,4%	1 800,0	9,1%	1 900,0	–
Taxes on payroll and workforce		6,7%	1,3%	5 600,0	14,1%	6 000,0	7,1%
Skills development levy	4)	6,7%	1,3%	5 600,0	14,1%	6 000,0	7,1%

Taxes on property		10,0%	2,7%	11 252,0	14,6%	12 286,0	9,2%
Donations tax		7,1%	0,0%	32,0	6,7%	36,0	12,5%
Estate duty		8,0%	0,1%	590,0	9,3%	650,0	10,2%
Marketable securities tax		8,3%	0,4%	1 400,0	7,7%	1 600,0	14,3%
Transfer duties		10,4%	2,1%	9 230,0	16,1%	10 000,0	8,3%
Demutualisation charge	5)	–	–	–	–	–	–

Domestic taxes on goods and services		10,9%	38,7%	155 232,0	8,5%	170 500,0	9,8%
Value-added tax/sales tax	6)	11,0%	28,7%	116 950,0	10,4%	128 350,0	9,7%
Specific excise duties		11,8%	3,9%	14 525,0	0,1%	15 855,0	9,2%
Ad valorem excise duties		8,2%	0,3%	1 300,0	9,2%	1 500,0	15,4%
Levies on fuel		9,8%	5,6%	21 650,0	4,8%	23 900,0	10,4%
Air departure tax		10,0%	0,1%	472,0	2,2%	520,0	10,2%
Other	7)	28,0%	0,1%	335,0	9,8%	375,0	11,9%

Taxes on international trade and transactions		13,3%	3,6%	14 470,0	9,6%	15 940,0	10,2%
Customs duties		13,0%	3,5%	14 250,0	9,6%	15 700,0	10,2%
Import surcharges		–	–	–	–	–	–
Other	8)	33,0%	0,1%	220,0	10,0%	240,0	9,1%

Stamp duties and fees		-21,7%	0,2%	1 350,0	50,0%	1 500,0	11,1%

State Miscellaneous Revenue (SMR)	9)	–	–	–	–	–	-
TOTAL TAX REVENUE (gross)		8,0%	100,8%	414 154,0	11,1%	453 726,0	9,6%
Departmental revenue	10)	54,8%	2,3%	6 166,6	-27,5%	6 378,2	3,4%
Transactions in assets and liabilities		21,1%	0,2%	679,0	5,2%	689,6	1,6%
Less: SACU payments	11)	-9,6%	-3,3%	-15 572,6	29,2%	-16 151,2	3,7%

TOTAL BUDGET REVENUE		9,4%	100,0%	405 427,0	9,6%	444 642,6	9,7%

Current revenue		9,4%	99,8%	404 748,0	9,6%	443 953,0	9,7%
Direct taxes		5,8%	55,8%	232 472,0	12,7%	254 186,0	9,3%
Indirect taxes		10,8%	45,0%	181 682,0	9,2%	199 540,0	9,8%
State Miscellaneous Revenue (SMR)		–	–	–	–	–	–
Departmental revenue (including grants)		54,8%	2,3%	6 166,6	-27,5%	6 378,2	3,4%
Less: SACU payments		-9.6%	-3,3%	-15 572,6	29,2%	-16 151,2	3,7%
Transactions in assets and liabilities		21,1%	0,2%	679,0	5,2%	689,6	1,6%

Receipts not regarded as revenue	12)	-7,1%	0,4%	527,4	-65,5%	712,2	35,0%

Universal Service Fund since 1998/99 and the Human Resources Fund for 1998/99 and 1999/00.

8)	Including diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

9)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types. Previously shown as part of other non-tax revenue.

10)	Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts, but includes domestic and foreign grants previously shown separately as Grants received (RDP Fund).

11)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central Revenue Fund of Namibia up to independence are included.

12)	Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as revenue.

2005 Budget Review

Table 3
Main Budget:
Revenue – detailed classification

		2001/02	2002/03	2003/04

				Before	After	Revised	Actual
R thousands		Actual collections		tax proposals	tax proposals	estimate	collection

Taxes on income and profits		147 310 360	164 565 931	193 350 000	177 864 000	171 990 000	171 962 773
Income tax on persons and individuals		90 389 505	94 336 679	110 140 000	96 714 000	98 200 000	98 495 130
Tax on corporate income
Companies		42 354 472	55 745 054	66 030 000	65 820 000	60 650 000	60 880 803
Secondary tax on companies		7 162 722	6 325 581	8 000 000	8 000 000	6 000 000	6 132 930
Tax on retirement funds		6 190 605	6 989 650	7 800 000	5 950 000	5 600 000	4 897 650
Other
Interest on overdue income tax		1 213 056	1 168 967	1 380 000	1 380 000	1 540 000	1 556 260

Taxes on payroll and workforce		2 717 255	3 352 054	3 600 000	3 600 000	4 000 000	3 896 435
Skills development levy		2 717 255	3 352 054	3 600 000	3 600 000	4 000 000	3 896 435

Taxes on property		4 628 271	5 084 644	6 325 000	5 890 000	6 520 000	6 707 470
Estate, inheritance and gift taxes
Donations tax		20 608	17 696	25 000	25 000	20 000	17 131
Estate duty		481 851	432 726	550 000	550 000	400 000	417 130
Taxes on financial and capital transactions
Marketable securities tax		1 212 825	1 205 176	1 500 000	1 500 000	1 000 000	1 101 147
Transfer duties		2 912 987	3 429 046	4 250 000	3 815 000	5 100 000	5 172 062

Domestic taxes on goods and services		86 888 384	97 581 850	108 550 160	109 614 160	110 558 000	110 173 530
Value-added tax		61 056 609	70 149 852	80 700 000	81 000 000	81 000 000	80 681 755
Specific excise duties
Beer		2 762 189	3 007 130	3 200 000	3 499 000	3 550 000	3 448 727
Sorghum beer and sorghum flour		41 275	37 656	37 000	37 000	38 000	38 989
Wine and other fermented beverages		461 339	544 656	600 000	657 000	450 000	513 667
Mineral water		120 682	15 486	—	—	7 000	8 659
Spirits		968 229	1 131 377	1 130 000	1 234 000	1 500 000	1 200 950
Cigarettes and cigarette tobacco		3 949 575	4 213 328	4 200 000	4 610 000	4 800 000	4 698 781
Pipe tobacco and cigars		333 872	370 553	330 000	367 000	370 000	336 262
Petroleum products	1)	656 563	680 739	700 000	700 000	750 000	786 786
Revenue from neighbouring countries	2)	503 502	421 701	260 000	260 000	200 000	331 755
Ad valorem excise duties		776 128	1 050 184	1 150 000	335 000	1 050 000	1 016 151
Levies on fuel		14 923 196	15 333 757	15 700 000	16 342 000	16 350 000	16 652 388
Taxes on specific services
Levy on financial services		349	770	160	160	1 000	-206
Taxes on use of goods or permission to use goods or to perform activities
Air departure tax		296 395	324 757	400 000	430 000	350 000	367 163
Plastic bags levy		—	—	—	—	—	—
Mining leases and ownership
Gold mines		—	—	—	—	—	—
Diamond mines		—	—	—	—	—	—
Other mines		4 906	270 339	100 000	100 000	100 000	64 958
Other
Universal Service Fund		33 575	29 565	43 000	43 000	42 000	26 745

Taxes on international trade and transactions		8 680 129	9 619 759	11 307 150	11 307 150	8 800 200	8 414 278
Import duties
Customs duties		8 632 203	9 330 656	11 000 000	11 000 000	8 500 000	8 479 415
Import surcharges		460	19	650	650	—	—
Other
Ordinary levy		18 671	5 130	6 500	6 500	200	591
Miscellaneous customs and excise receipts		28 795	283 954	300 000	300 000	300 000	-65 728

Other taxes		1 767 211	1 572 419	1 950 000	1 750 000	1 450 000	1 360 087
Stamp duties and fees		1 767 211	1 572 419	1 950 000	1 750 000	1 450 000	1 360 087

State Miscellaneous Revenue (SMR)	3)	306 689	432 997	—	—	—	-7 064

TOTAL TAX REVENUE (gross)		252 298 299	282 209 654	325 082 310	310 025 310	303 318 200	302 507 509

1)	Specific excise duties on petrol, distillate fuel, residual fuel and base oil.

2)	Excise duties which are collected by the BLNS countries, former self-governing territories and TBVC states.

3)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types

4)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central

Annexure B: Statistical Tables

Table 3
Main Budget:
Revenue - detailed classification

		2004/05				2005/06

		Budget estimates			% change on
		Before	After	Revised	2003/04	Before	After
R thousands		tax proposals	proposals	estimate	actual	tax proposals	tax proposals

Taxes on income and profits		193 260 200	189 198 200	189 900 000	10,4%	211 350 000	200 855 000
Income tax on persons and individuals		110 000 000	105 938 000	110 950 000	12,6%	124 000 000	116 890 000
Tax on corporate income
Companies		68 800 000	68 800 000	65 450 000	7,5%	72 100 000	68 715 000
Secondary tax on companies		6 760 000	6 760 000	7 600 000	23,9%	8 700 000	8 700 000
Tax on retirement funds		6 000 000	6 000 000	4 500 000	-8,1%	4 900 000	4 900 000
Other
Interest on overdue income tax		1 700 200	1 700 200	1 400 000	-10,0%	1 650 000	1 650 000

Taxes on payroll and workforce		4 300 000	4 300 000	4 600 000	18,1%	5 000 000	4 908 000
Skills development levy		4 300 000	4 300 000	4 600 000	18,1%	5 000 000	4 908 000

Taxes on property		6 970 000	6 870 000	8 928 000	33,1%	10 270 000	9 820 000
Estate, inheritance and gift taxes
Donations tax		20 000	20 000	28 000	63,4%	30 000	30 000
Estate duty		450 000	450 000	500 000	19,9%	540 000	54 000
Taxes on financial and capital transactions
Marketable securities tax		1 200 000	1 200 000	1 200 000	9,0%	1 300 000	1 300 000
Transfer duties		5 300 000	5 200 000	7 200 000	39,2%	8 400 000	7 950 000

Domestic taxes on goods and services		119 417 411	121 549 411	129 033 280	17,1%	141 085 000	143 091 300
Value-added tax		89 500 000	89 500 000	95 500 000	18,4%	106 250 000	105 975 000
Specific excise duties
Beer		3 660 000	3 984 400	3 966 000	15,0%	4 120 000	4 510 000
Sorghum beer and sorghum flour		36 911	36 911	36 000	-7,7%	40 000	40 000
Wine and other fermented beverages		407 000	521 800	695 000	35,3%	700 000	810 000
Mineral water		—	—	—	-100,0%	—	—
Spirits		1 617 000	1 837 300	1 638 000	36,4%	1 670 000	1860000
Cigarettes and cigarette tobacco		4 416 000	5 147 100	5 340 000	13,6%	5 320 000	5 897 800
Pipe tobacco and cigars		557 000	619 400	364 000	8,2%	360 000	402 200
Petroleum products	1)	765 000	765 000	806 000	2,4%	820 000	819 300
Revenue from neighbouring countries	2)	200 000	200 000	130 000	-60,8%	170 000	170 000
Ad valorem excise duties		1 140 000	910 000	1 100 000	8,3%	1 200 000	1190000
Levies on fuel		16 500 000	17 409 000	18 800 000	12,9%	19 700 000	20 650 000
Taxes on specific services
Levy on financial services		—	—	—	—	—	—
Taxes on use of goods or permission to use goods or to perform activities
Air departure tax		380 000	380 000	420 000	14,4%	430 000	462 000
Plastic bags levy		90 000	90 000	40 000	—	90 000	90 000
Mining leases and ownership
Gold mines		—	—	—	—	—	—
Diamond mines		—	—	—	—	—	—
Other mines		108 500	108 500	105 000	61,6%	110 000	110 000
Other
Universal Service Fund		40 000	40 000	93 280	248,8%	105 000	105 000

Taxes on international trade and transactions		10 476 000	10 476 000	11 650 000	38,5%	13 200 000	13 200 000
Import duties
Customs duties		9 500 000	9 500 000	11 500 000	35,6%	13 000 000	13 000 000
Import surcharges		—	—	—	—	—	—
Other
Ordinary levy		650 000	650 000	—	—	—	—
Miscellaneous customs and excise receipts		326 000	326 000	150 000	-328,2%	200 000	200 000

Other taxes		1 570 000	1 300 000	1 150 000	-15,4%	1 250 000	900 000
Stamp duties and fees		1 570 000	1 300 000	1 150 000	-15,4%	1 250 000	900 000

State Miscellaneous Revenue (SMR)	3)	—	—	—	—	—	—

TOTAL TAX REVENUE (gross)		335 993 611	333 693 611	345 261 280	14,1%	382 155 000	372 774 300

Revenue Fund of Namibia up to independence are included.

5)	Unallocated departmental revenue previously classified by departments as miscellaneous revenue.

6)	Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as revenue.

2005 Budget Review

Table 3
Main Budget:
Revenue – detailed classification

		2001/02	2002/03	2003/04

				Before	After	Revised	Actual
R thousands		Actual collections		tax proposals	tax proposals	estimate	collection

TOTAL TAX REVENUE (gross)		252 298 299	282 209 654	325 082 310	310 025 310	303 318 200	302 507 509

Less: SACU payments	4)	-8 204 820	-8 259 425	-9 722 697	-9 722 697	-9 722 697	-9 722 697
Payments in terms of Customs Union agreements (sec. 51(2) of Act 91 of 1964)		-8 204 820	-8 259 425	-9 722 697	-9 722 697	-9 722 697	-9 722 697

TOTAL TAX REVENUE (net of SACU payments)		244 093 479	273 950 229	315 359 613	300 302 613	293 595 503	292 784 812

Sales of goods and services other than capital assets		224 671	966 335	987 000	987 000	2 499 991	2 448 943
Sales of goods and services produced by department
Administrative fees		224 671	708 769	757 000	757 000	1 765 991	1 820 509
Other sales		–	207 488	200 000	200 000	720 000	614 840
Sales of scrap, waste, arms and other used current goods		–	50 078	30 000	30 000	14 000	13 594

Transfers received		–	117 495	–	–	71 885	130 121
of which: foreign grants received		–	117 495	–	–	66 685	66 685

Fines, penalties and forfeits		162 757	185 188	180 000	180 000	300 000	344 109
of which: foreign exchange amnesty proceeds		–	–	–	–	100 000	–

Interest, dividends and rent on land		1 475 548	2 910 473	2 864 387	2 864 387	3 262 621	3 008 272
Interest
Cash balances		9 500	216 690	10 000	10 000	100 000	144 900
Corporation for Public Deposits		5 000	28 878	50 000	50 000	30 000	40 375
Exchequer deposits		968 688	1 269 605	1 240 000	1 240 000	1 700 000	1 779 616
Other		–	126 397	–	–	–	–
Dividends
ACSA		78 329	119 000	130 000	130 000	246 177	246 177
Central Energy Fund		247 000	290 000	319 000	319 000	280 000	189 221
Eskom		–	560 000	616 000	616 000	549 000	–
Industrial Development Corporation		50 000	55 000	60 500	60 500	55 000	55 000
Operating surpluses of accounts and enterprises		28 000	72 906	10 000	10 000	–	–
Reserve Bank		–	7 136	267 107	267 107	170 664	170 664
SA Broadcasting Corporation		1 780	1 791	1 780	1 780	1 780	1 780
Telkom		–	–	–	–	–	186 797
SAFCOL		–	–	–	–	–	68 000
Denel		–	–	–	–	–	–
Other		–	–	–	–	–	1 588
Rent on land		87 251	163 070	160 000	160 000	130 000	124 154

Other revenue		2 224 589	12 426	–	–	–	–
Unspecified	5)	2 224 589	12 426	–	–	–	–

TOTAL DEPARTMENTAL REVENUE		4 087 565	4 191 917	4 031 387	4 031 387	6 134 497	5 931 445

TOTAL CURRENT REVENUE		248 181 044	278 142 146	319 391 000	304 334 000	299 730 000	298 716 257

Sales of capital assets		4 186	57 848	50 000	50 000	15 000	16 493
Transactions in assets and liabilities
(Recoveries of loans)		77 168	307 749	75 000	75 000	555 000	698 409

TOTAL BUDGET REVENUE		248 262 398	278 507 743	319 516 000	304 459 000	300 300 000	299 431 159

Receipts not regarded as revenue	6)	4 159 140	8 167 881	6 341 300	6 341 300	889 450	1 598 205
Proceeds from state asset restructuring		3 733 096	7 994 094	5 000 000	5 000 000	8 000	9 182
Adjustments due to transactions in government stock		426 044	173 787	1 341 300	1 341 300	881 450	1 589 023

1)	Specific excise duties on petrol, distillate fuel, residual fuel and base oil.

2)	Excise duties which are collected by the BLNS countries, former self-governing territories and TBVC states.

3)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.

4)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central

Annexure B: Statistical Tables

Table 3
Main Budget:
Revenue - detailed classification

		2004/05				2005/06

		Budget estimates			% change on	Budget estimates
		Before	After	Revised	2003/04	Before	After
R thousands		tax proposals	tax proposals	estimate	actual	tax proposals	tax proposals

TOTAL TAX REVENUE (gross)		335 993 611	333 693 611	345 261 280	14,1%	382 155 000	372 774 300

Less: SACU payments	4)	-13 327 791	-13 327 791	-13 327 791	37,1%	-12 052 901	-12 052 901
Payments in terms of Customs Union agreements (sec. 51(2) of Act 91 of 1964)		-13 327 791	-13 327 791	-13 327 791	37,1%	-12 052 901	-12 052 901

TOTAL TAX REVENUE (net of SACU payments)		322 665 820	320 365 820	331 933 489	13,4%	370 102 099	360 721 399

Sales of goods and services other than capital assets		2 465 000	2 465 000	1 910 000	-22,0%	2 005 000	2 005 000
Sales of goods and services produced by department
Administrative fees		1 700 000	1 700 000	1 280 000	-29,7%	1 340 000	1 340 000
Other sales		750 000	750 000	470 000	-23,6%	495 000	495 000
Sales of scrap, waste, arms and other used current goods		15 000	15 000	160 000	1 077,0%	170 000	170 000

Transfers received		6 000	6 000	4 500	–	4 800	4 800
of which: foreign grants received		–	–	–	–	–	–

Fines, penalties and forfeits		240 000	240 000	395 000	14,8%	2 815 000	2 815 000
of which: foreign exchange amnesty proceeds		–	–	–	–	2 400 000	2 400 000

Interest, dividends and rent on land		3 233 180	3 233 180	3 183 868	5,8%	3 677 601	3 677 601
Interest
Cash balances		130 000	130 000	128 504	-11,3%	135 486	135 486
Corporation for Public Deposits		43 200	43 200	68 120	–	70 846	70 846
Exchequer deposits		1 500 000	1 500 000	1 700 000	–	1 876 000	1 876 000
Other		–	–	–	–	–	–
Dividends
ACSA		256 270	256 270	170 000	-30,9%	178 500	178 500
Central Energy Fund		303 431	303 431	–	–	208 616	208 616
Eskom		594 941	594 941	569 000	–	619 334	619 334
Industrial Development Corporation		57 255	57 255	60 000	9,1%	59 602	59 602
Operating surpluses of accounts and enterprises		10 000	10 000	–	–	–	–
Reserve Bank		187 730	187 730	73 157	-57,1%	80 656	80 656
SA Broadcasting Corporation		1 853	1 853	1 780	–	1 929	1 929
Telkom		–	–	228 307	22,2%	239 722	239 722
SAFCOL		–	–	30 000	-55,9%	31 500	31 500
Denel		–	–	–	–	10 410	10 410
Other		–	–	–	–
Rent on land		148 500	148 500	155 000	24,8%	165 000	165 000

Other revenue		–	–	–	–	–	–
Unspecified	5)	–	–	–	–	–	–

TOTAL DEPARTMENTAL REVENUE		5 944 180	5 944 180	5 493 368	-7,4%	8 502 401	8 502 401

TOTAL CURRENT REVENUE		328 610 000	326 310 000	337 426 857	13,0%	378 604 500	369 223 800

Sales of capital assets		16 200	16 200	43 143	161,6%	130 000	130 000
Transactions in assets and liabilities (Recoveries of loans)		630 000	630 000	490 189	-29,8%	515 690	515 690

TOTAL BUDGET REVENUE		329 256 200	326 956 200	337 960 189	12,9%	379 250 190	369 869 490

Receipts not regarded as revenue	6)	2 742 100	2 742 100	1 646 059	3,0%	1 528 700	1 528 700
Proceeds from state asset restructuring		2 500 000	2 500 000	13 333	45,2%	–	–
Adjustments due to transactions in government stock		242 100	242 100	1 632 726	2,8%	1 528 700	1 528 700

Revenue Fund of Namibia up to independence are included.

5)	Unallocated departmental revenue previously classified by departments as miscellaneous revenue.

6)	Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as revenue.

2005 Budget Review

Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

		2000/01	2001/02			2002/03

		Expenditure	Expenditure	of which		Expenditure	of which
		on budget	on budget	transfers	transfers	on budget	transfers
		vote	vote	to	to local	vote	to
R million		Outcome	Outcome	provinces 2)	government 2)	Outcome	provinces 1)

Central Government Administration
The Presidency		91,4	101,2	—	—	138,8	—
Parliament		266,7	269,6	—	—	312,5	—
Foreign Affairs		1 435,2	1 994,6	—	—	2 339,4	—
Home Affairs		1 645,7	1 119,5	—	—	1 367,0	—
Provincial and Local Government		3 647,7	4 653,1	162,5	1 159,7	6 556,8	241,2
of which: Local government equitable share		2 415,0	3 184,3		3 184,3	4 186,8
Public Works		3 569,9	3 705,2	—	357,1	4 202,2	—
Financial and Administrative Services
Government Communication and Information System		65,6	122,7	—	—	152,0	—
National Treasury		6 697,7	8 164,6	1 824,0	290,3	9 846,9	1 950,0
Public Enterprises		34,3	196,4	—	—	210,3	—
Public Service and Administration		84,7	99,1	—	—	137,8	—
Public Service Commission		42,9	52,7	—	—	57,4	—
South African Management Development Institute		18,6	22,8	—	—	30,7	—
Statistics South Africa		205,3	897,9	—	—	359,2	—
Social Services				—	—		—
Arts and Culture		399,1	442,8	—	—	592,8	—
Education		8 070,5	8 616,4	809,4	—	9 314,4	936,1
Health		6 154,9	6 223,9	5 471,8	—	7 059,2	6 299,6
Labour		731,7	1 396,8	—	—	1 283,0	—
Social Development	3)	472,0	2 328,0	2 020,0	—	639,4	58,3
Sport and Recreation South Africa		70,5	101,1	—	36,1	171,8	—
Justice and Protection Services
Correctional Services		5 474,9	6 549,2	—	—	7 068,5	—
Defence		13 932,1	16 044,6	—	—	18 835,8	—
Independent Complaints Directorate		25,5	26,7	—	—	31,8	—
Justice and Constitutional Development		2 278,2	3 268,3	—	—	3 785,6	—
Safety and Security		15 597,4	17 670,4	—	—	19 713,5	—
Economic Services and Infrastructure
Agriculture		723,3	871,1	28,4	—	917,3	24,0
Communications		455,8	1 128,3	—	—	884,6	—
Environmental Affairs and Tourism		747,1	1 064,1	—	—	1 363,1	—
Housing		3 329,5	3 721,2	3 322,3	—	4 213,1	3 906,7
Land Affairs		770,1	976,2	—	—	1 077,2	—
Minerals and Energy		592,1	1 233,4	—	—	1 853,2	—
Science and Technology		582,8	1 004,4	—	—	1 099,7	—
Trade and Industry		2 159,8	1 713,0	—	—	2 095,6	—
Transport		4 099,5	4 936,9	—	38,2	5 710,0	—
Water Affairs and Forestry		3 041,6	3 483,1	—	1 454,2	3 680,6	—

		87 514,2	104 199,4	13 638,4	6 519,9	117 101,3	13 415,9
Plus:
Unallocated funds/Projected underspending		—	—	—	—	—	—
Contingency reserve		—	—	—	—	—	—

Subtotal: Appropriations by vote		87 514,2	104 199,4	13 638,4	6 519,9	117 101,3	13 415,9
Plus:
Direct charges on the National Revenue Fund
State debt cost (National Treasury)		46 320,9	47 580,7	—	—	46 807,7	—
Provincial equitable share (National Treasury)	4)	98 397,8	107 460,3	107 460,3	—	123 456,8	123 456,8
Skills levy and Setas (Labour)		901,7	2 541,0	—	—	3 259,5	—
Members’ remuneration (Parliament)		149,8	162,3	—	—	172,8	—
Justice and Const. Development (Judges’ salaries)		609,1	665,1	—	—	699,2	—
President and Deputy President salaries (The Presidency)		1,4	1,6	—	—	1,7	—
Standing appropriations		39,2	294,0	—	—	30,0	—

Main budget expenditure		233 934,0	262 904,5	121 098,7	6 519,9	291 529,1	136 872,8

1)	Includes provincial equitable share and conditional grants allocated to provinces.

2)	Includes local government equitable share and conditional grants allocated to local government.

Annexure B: Statistical Tables

Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

		2002/03	2003/04			2004/05

		of which		of which
		transfers		transfers	transfers		Adjusted
		to local	Preliminary	to	to local	Budget	appro-
R million		government 2)	outcome	provinces1)	government2)	estimate	priation

Central Government Administration
The Presidency		—	142,7	—	—	173,2	175,9
Parliament		—	409,3	—	—	588,1	576,1
Foreign Affairs		—	2 128,7	—	—	2 485,8	2 546,6
Home Affairs		—	1 951,8	—	—	2 273,5	2 377,6
Provincial and Local Government		1 959,0	9 441,3	259,6	2 593,2	12 850,8	13 137,4
of which: Local government equitable share		4 186,8	6 350,4		6 350,4	7 677,5	7 677,5
Public Works		259,8	4 682,3	—	262,4	4 819,9	5 513,9
Financial and Administrative Services
Government Communication and Information System		—	178,6	—	—	203,1	203,1
National Treasury		306,0	12 094,1	2 534,5	704,8	13 941,7	14 021,9
Public Enterprises		—	83,7	—	—	76,0	77,4
Public Service and Administration		—	155,0	—	—	126,6	144,3
Public Service Commission		—	64,1	—	—	73,1	73,1
South African Management Development Institute		—	36,9	—	—	40,9	40,9
Statistics South Africa		—	280,9	—	—	503,9	500,2
Social Services		—
Arts and Culture		—	905,1	—	—	1 141,6	1 176,1
Education		—	10 543,4	1 135,9	—	11 345,0	11 405,1
Health		—	7 672,2	6 745,8	—	8 787,9	8 818,4
Labour		—	1 012,3	—	—	1 191,7	1 228,7
Social Development	3)	—	2 107,1	1 653,9	—	4 548,4	4 598,6
Sport and Recreation South Africa		83,8	223,2	—	121,9	286,2	294,2
Justice and Protection Services
Correctional Services		—	7 387,1	—	—	8 407,8	8 457,5
Defence		—	19 826,0	—	—	20 257,3	19 411,8
Independent Complaints Directorate		—	37,0	—	—	42,1	42,1
Justice and Constitutional Development		—	4 018,2	—	—	4 467,2	4 467,2
Safety and Security		—	21 967,9	—	—	24 509,7	24 572,9
Economic Services and Infrastructure
Agriculture		—	1 177,3	66,4	—	1 306,2	1 449,4
Communications		—	837,3	—	—	875,2	1 679,9
Environmental Affairs and Tourism		—	1 431,9	—	—	1 623,4	1 652,3
Housing		—	4 554,4	4 355,2	—	4 848,9	4 826,8
Land Affairs		—	1 608,4	—	—	1 788,2	2 031,9
Minerals and Energy		224,8	1 796,9	—	245,1	1 934,5	1 945,1
Science and Technology		—	1 389,5	—	—	1 624,5	1 630,7
Trade and Industry		—	2 336,3	—	—	2 500,1	3 275,0
Transport		39,7	6 223,3	—	9,1	6 759,0	6 769,2
Water Affairs and Forestry		1 698,8	4 182,1	—	2 108,9	3 302,1	3 823,1

		8 758,7	132 886,5	16 751,3	12 395,7	149 703,8	152 944,4
Plus:
Unallocated funds/Projected underspending		—	—	—	—	1 000,0	-277,5
Contingency reserve		—	—	—	—	2 500,0	—

Subtotal: Appropriations by vote		8 758,7	132 886,5	16 751,3	12 395,7	153 203,8	152 666,9
Plus:
Direct charges on the National Revenue Fund
State debt cost (National Treasury)		—	46 312,9	—	—	50 432,0	49 617,0
Provincial equitable share (National Treasury)	4)	—	144 742,6	144 742,6	—	159 971,4	164 083,8
Skills levy and Setas (Labour)		—	3 777,0	—	—	4 300,0	4 300,0
Members’ remuneration (Parliament)		—	183,4	—	—	196,5	208,5
Justice and Const. Development (Judges’ salaries)		—	729,7	—	—	764,3	764,3
President and Deputy President salaries (The Presidency)		—	1,7	—	—	1,9	1,9
Standing appropriations		—	28,2	—	—	34,0	44,0

Main budget expenditure		8 758,7	328 662,0	161 493,9	12 395,7	368 903,9	371 686,5

3)	In 2005/06 transfers to social beneficiaries are moved from the provincial equitable share to conditional grants on the Social Development vote.

4)	Provincial equitable share, excluding conditional grants to provinces.

2005 Budget Review

Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

		2004/05			2005/06

			of which			of which
		Projected	transfers	transfers		transfers	transfers
		vote	to	to local	Budget	to	to local
R million		outturn	provinces 1)	government 2)	estimate	provinces 1)	government 2)

Central Government Administration
The Presidency		175,9	—	—	213,5	—	—
Parliament		576,1	—	—	677,3	—	—
Foreign Affairs		2 480,5	—	—	2 595,1	—	—
Home Affairs		2 194,8	—	—	2 972,7	—	—
Provincial and Local Government		13 137,1	220,5	4 942,9	15 580,8	—	5 636,2
of which: Local government equitable share		7 677,5		7 677,5	9 643,3		9 643,3
Public Works		5 513,9	—	—	5 554,1	—	—
Financial and Administrative Services
Government Communication and Information System		203,1	—	—	249,1	—	—
National Treasury		13 801,9	3 348,4	585,9	13 990,7	3 730,8	548,7
Public Enterprises		74,9	—	—	92,0	—	—
Public Service and Administration		134,2	—	—	167,7	—	—
Public Service Commission		72,4	—	—	82,1	—	—
South African Management Development Institute		40,9	—	—	57,0	—	—
Statistics South Africa		365,0	—	—	691,3	—	—
Social Services			—	—		—	—
Arts and Culture		1 014,9	—	—	1 082,7	—	—
Education		11 395,1	990,5	—	12 397,1	1 048,4	—
Health		8 714,6	7 654,7	—	9 825,2	8 665,8	—
Labour		1 217,3	—	—	1 314,0	—	—
Social Development	3)	4 564,1	4 108,2	—	56 549,1	55 931,8	—
Sport and Recreation South Africa		294,2	9,0	133,8	203,6	24,0	—
Justice and Protection Services
Correctional Services		8 457,5	—	—	9 234,1	—	—
Defence		19 411,8	—	—	22 459,4	—	—
Independent Complaints Directorate		42,1	—	—	49,5	—	—
Justice and Constitutional Development		4 467,2	—	—	5 072,1	—	—
Safety and Security		24 572,9	—	—	28 457,0	—	—
Economic Services and Infrastructure
Agriculture		1 449,4	343,8	—	1 684,7	290,0	—
Communications		1 668,8	—	—	1 017,5	—	—
Environmental Affairs and Tourism		1 622,3	—	—	1 723,1	—	—
Housing		4 824,3	4 589,1	—	5 191,7	4 867,9	—
Land Affairs		2 031,9	6,3	—	3 881,5	8,0	—
Minerals and Energy		1 832,9	—	250,7	2 117,6	—	258,0
Science and Technology		1 630,7	—	—	1 986,6	—	—
Trade and Industry		3 269,6	—	—	3 076,3	—	—
Transport		6 734,2	—	—	7 602,2	—	—
Water Affairs and Forestry		3 823,1	—	1 166,2	3 557,4	—	1 073,1

		151 809,5	21 270,3	14 757,1	221 405,8	74 566,7	17 159,4
Plus:
Unallocated funds/Projected underspending		—	—	—	500,0	—	—
Contingency reserve		—	—	—	2 000,0	—	—

Subtotal: Appropriations by vote		151 809,5	21 270,3	14 757,1	223 905,8	74 566,7	17 159,4
Plus:
Direct charges on the National Revenue Fund
State debt cost (National Treasury)		48 901,0	—	—	53 125,0	—	—
Provincial equitable share (National Treasury)	4)	164 083,8	164 083,8	—	134 706,2	134 706,2	—
Skills levy and Setas (Labour)		4 300,0	—	—	5 000,0	—	—
Members’ remuneration (Parliament)		208,5	—	—	208,3	—	—
Justice and Const. Development (Judges’ salaries)		764,3	—	—	850,0	—	—
President and Deputy President salaries (The Presidency)		1,9	—	—	2,0	—	—
Standing appropriations		44,0	—	—	22,0	—	—

Main budget expenditure		370 113,1	185 354,1	14 757,1	417 819,2	209 272,9	17 159,4

1)	Includes provincial equitable share and conditional grants allocated to provinces.

2)	Includes local government equitable share and conditional grants allocated to local government.

Annexure B: Statistical Tables

Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

		2006/07			2007/08

			of which			of which
			transfers	transfers		transfers	transfers
		Budget	to	to local	Budget	to	to local
R million		estimate	provinces 1)	government 2)	estimate	provinces 1)	government 2)

Central Government Administration
The Presidency		228,9	–	–	240,6	–	–
Parliament		749,0	–	–	797,3	–	–
Foreign Affairs		2 916,6	–	–	3 168,5	–	–
Home Affairs		2 627,3	–	–	2 820,0	–	–
Provincial and Local Government		18 488,8	–	7 653,6	20 202,7	–	8 501,3
of which: Local government equitable share		10 514,9		10 514,9	11 370,6		11 370,6
Public Works		5 959,8	–	–	6 577,6		–
Financial and Administrative Services
Government Communication and Information System		251,1	–	–	261,7	–	–
National Treasury		15 069,0	4 118,1	548,7	16 812,9	5 324,0	548,7
Public Enterprises		79,8	–	–	88,9	–	–
Public Service and Administration		177,3	–	–	184,4	–	–
Public Service Commission		88,5	–	–	93,2	–	–
South African Management Development Institute		58,6	–	–	56,8	–	–
Statistics South Africa		880,8	–	–	779,4	–	–
Social Services			–	–		–	–
Arts and Culture		1 234,4	–	–	1 224,8	–	–
Education		13 726,2	1 742,5	–	14 536,4	1 804,6	–
Health		10 658,4	9 408,2	–	11 184,8	9 869,6	–
Labour		1 431,5	–	–	1 507,9	–	–
Social Development	3)	61 886,9	61 204,6	–	66 877,4	66 138,9	–
Sport and Recreation South Africa		231,9	39,0	–	241,9	41,0	–
Justice and Protection Services
Correctional Services		9 960,5	–	–	10 974,3	–	–
Defence		22 587,7	–	–	22 152,3	–	–
Independent Complaints Directorate		56,2	–	–	60,7	–	–
Justice and Constitutional Development		5 598,6	–	–	6 046,3	–	–
Safety and Security		31 005,8	–	–	33 451,8	–	–
Economic Services and Infrastructure
Agriculture		1 931,9	344,5	–	2 163,4	461,7	–
Communications		1 129,0	–	–	1 182,5	–	–
Environmental Affairs and Tourism		1 872,9	–	–	2 051,4	–	–
Housing		6 053,5	5 659,9	–	7 367,6	6 917,9	–
Land Affairs		4 815,3	8,0	–	5 637,2	–	–
Minerals and Energy		1 065,2	–	–	1 119,7	–	–
Science and Technology		2 183,4	–	–	2 440,6	–	–
Trade and Industry		3 239,7	–	–	3 381,7	–	–
Transport		8 243,2	–	–	9 265,1	–	–
Water Affairs and Forestry		3 801,1	–	990,5	4 182,6	–	1 040,0

		240 288,7	82 524,8	19 707,7	259 134,0	90 557,8	21 460,6
Plus:
Unallocated funds/Projected underspending		2 000,0	–	–	3 500,0	–	–
Contingency reserve		4 000,0	–	–	8 000,0	–	–

Subtotal: Appropriations by vote		246 288,7	82 524,8	19 707,7	270 634,0	90 557,8	21 460,6
Plus:
Direct charges on the National Revenue Fund
State debt cost (National Treasury)		56 603,0	–	–	59 381,0	–	–
Provincial equitable share (National Treasury)	4)	146 757,3	146 757,3	–	157 677,8	157 677,8	–
Skills levy and Setas (Labour)		5 600,0	–	–	6 000,0	–	–
Members’ remuneration (Parliament)		220,8	–	–	231,8	–	–
Justice and Const. Development (Judges’ salaries)		897,7	–	–	942,5	–	–
President and Deputy President salaries (The Presidency)		2,1	–	–	2,2	–	–
Standing appropriations		23,3	–	–	24,5	–	–

Main budget expenditure		456 392,8	229 282,1	19 707,7	494 893,9	248 235,5	21 460,6

3)	In 2005/06 transfers to social beneficiaries are moved from the provincial equitable share to conditional grants on the Social Development vote.

4)	Provincial equitable share, excluding conditional grants to provinces.

2005 Budget Review

Table 5
Consolidated national, provincial and social security
funds expenditure: Economic classification 1)

		2001/02		2002/03		2003/04		2004/05

			% of		% of		% of	Revised
R million		Outcome	total	Outcome	total	Outcome	total	estimate

Current payments
Compensation of employees		100 240,7	36,7%	110 049,2	35,4%	119 830,1	34,4%	131 642,1
Goods and services		33 887,0	12,4%	39 967,9	12,9%	45 787,4	13,1%	53 866,7
Interest and rent on land		47 695,0	17,5%	46 979,9	15,1%	46 478,6	13,3%	48 995,4
Financial transactions in assets and liabilities		58,3	0,0%	82,5	0,0%	40,8	0,0%	8,3
Total current payments		181 881,0	66,7%	197 079,5	63,4%	212 137,0	60,8%	234 512,5
Transfers and subsidies
Provinces and municipalities		8 925,6	3,3%	11 845,4	3,8%	16 788,7	4,8%	19 700,3
Provincial agencies and funds		144,8	0,1%	192,5	0,1%	350,6	0,1%	389,3
Municipalities		8 780,8	3,2%	11 652,9	3,7%	16 438,1	4,7%	19 311,0
of which: Local government share	2)	3 184,3	1,2%	4 186,8	1,3%	6 350,4	1,8%	7 677,5
Departmental agencies and accounts		20 014,5	7,3%	24 900,6	8,0%	27 266,7	7,8%	28 774,9
Social security funds		7,9	0,0%	11,5	0,0%	8,1	0,0%	14,5
Entities		20 006,7	7,3%	24 889,1	8,0%	27 258,6	7,8%	28 760,5
Universities and technikons		7 137,4	2,6%	7 578,2	2,4%	8 435,6	2,4%	9 374,8
Public corporations and private enterprises		7 443,3	2,7%	8 727,6	2,8%	9 477,6	2,7%	11 325,7
Public corporations		4 545,6	1,7%	5 614,0	1,8%	5 837,2	1,7%	6 773,0
Subsidies on production		3 358,5	1,2%	3 787,3	1,2%	3 688,6	1,1%	3 843,3
Other transfers		1 187,1	0,4%	1 826,7	0,6%	2 148,6	0,6%	2 929,7
Private enterprises		2 897,7	1,1%	3 113,6	1,0%	3 640,5	1,0%	4 552,7
Subsidies on production		2 414,6	0,9%	2 686,5	0,9%	2 960,4	0,8%	3 251,6
Other transfers		483,1	0,2%	427,1	0,1%	680,0	0,2%	1 301,1
Foreign governments and international organisations		335,5	0,1%	701,9	0,2%	817,2	0,2%	796,4
Non-profit institutions		3 130,0	1,1%	3 902,8	1,3%	5 015,4	1,4%	4 925,8
Households		32 711,9	12,0%	42 652,2	13,7%	53 415,5	15,3%	64 148,8
Social benefits		28 234,7	10,4%	36 524,3	11,8%	46 188,9	13,2%	56 298,1
Other transfers to households		4 477,2	1,6%	6 127,9	2,0%	7 226,6	2,1%	7 850,7
Total transfers and subsidies		79 698,3	29,2%	100 308,7	32,3%	121 216,7	34,8%	139 046,8
Payments for capital assets
Buildings and other fixed structures		7 029,2	2,6%	8 431,4	2,7%	9 760,2	2,8%	11 545,2
Buildings		3 605,7	1,3%	4 110,2	1,3%	5 029,0	1,4%	6 516,7
Other fixed structures		3 423,5	1,3%	4 321,2	1,4%	4 731,2	1,4%	5 028,5
Machinery and equipment		4 082,8	1,5%	4 820,0	1,6%	5 422,2	1,6%	5 443,1
Transport equipment		792,1	0,3%	869,4	0,3%	1 195,1	0,3%	1 143,9
Other machinery and equipment		3 290,7	1,2%	3 950,6	1,3%	4 227,2	1,2%	4 299,2
Cultivated assets		13,9	0,0%	14,1	0,0%	45,5	0,0%	29,6
Software and other intangible assets		51,2	0,0%	73,2	0,0%	53,7	0,0%	263,7
Land and subsoil assets		11,7	0,0%	42,2	0,0%	43,0	0,0%	13,0
Total payments for capital assets		11 188,9	4,1%	13 380,9	4,3%	15 324,7	4,4%	17 294,6

Subtotal: Votes and statutory amounts		272 768,2	100,0%	310 769,1	100,0%	348 678,4	100,0%	390 853,9
Plus:
Contingency reserve		—	—	—	—	—	—	—

Total consolidated expenditure		272 768,2	100,0%	310 769,1	100,0%	348 678,4	100,0%	390 853,9

1)	These figures were estimated by the National Treasury and may differ from data published by Statistics South Africa and the South African Reserve Bank. The numbers in this table are not strictly comparable to those published in previous years due to the reclassification of expenditure items for previous years. Data for the history years have been

Annexure B: Statistical Tables

Table 5
Consolidated national, provincial and social security
funds expenditure: Economic classification 1)

		2004/05	2005/06		2006/07		2007/08

		% of	Budget	% of	Budget	% of	Budget	% of
R million		total	estimate	total	estimate	total	estimate	total

Current payments
Compensation of employees		33,7%	145 497,9	33,4%	156 937,6	33,0%	167 951,7	32,5%
Goods and services		13,8%	59 727,1	13,7%	66 353,9	13,9%	72 883,7	14,1%
Interest and rent on land		12,5%	53 282,4	12,2%	56 770,0	11,9%	59 555,4	11,5%
Financial transactions in assets and liabilities		0,0%	—	—	—	—	—	—
Total current payments		60,0%	258 507,4	59,4%	280 061,5	58,8%	300 390,8	58,1%
Transfers and subsidies
Provinces and municipalities		5,0%	21 869,5	5,0%	25 039,9	5,3%	27 602,0	5,3%
Provincial agencies and funds		0,1%	428,7	0,1%	432,4	0,1%	423,0	0,1%
Municipalities		4,9%	21 440,9	4,9%	24 607,5	5,2%	27 179,0	5,3%
of which: Local government share	2)	2,0%	9 643,3	2,2%	10 514,9	2,2%	11 370,6	2,2%
Departmental agencies and accounts		7,4%	32 877,6	7,6%	33 667,8	7,1%	34 185,6	6,6%
Social security funds		0,0%	10,9	0,0%	11,5	0,0%	11,4	0,0%
Entities		7,4%	32 866,7	7,6%	33 656,3	7,1%	34 174,3	6,6%
Universities and technikons		2,4%	10 117,6	2,3%	10 703,4	2,2%	11 245,3	2,2%
Public corporations and private enterprises		2,9%	10 790,8	2,5%	10 470,6	2,2%	11 453,3	2,2%
Public corporations		1,7%	6 416,3	1,5%	6 010,2	1,3%	6 751,0	1,3%
Subsidies on production		1,0%	4 091,5	0,9%	3 601,5	0,8%	3 922,3	0,8%
Other transfers		0,7%	2 324,8	0,5%	2 408,7	0,5%	2 828,7	0,5%
Private enterprises		1,2%	4 374,5	1,0%	4 460,4	0,9%	4 702,3	0,9%
Subsidies on production		0,8%	3 451,8	0,8%	3 636,1	0,8%	3 818,4	0,7%
Other transfers		0,3%	922,7	0,2%	824,4	0,2%	883,8	0,2%
Foreign governments and international organisations		0,2%	872,7	0,2%	931,8	0,2%	1 009,9	0,2%
Non-profit institutions		1,3%	5 738,2	1,3%	6 276,9	1,3%	6 355,3	1,2%
Households		16,4%	73 620,5	16,9%	82 102,0	17,2%	90 218,3	17,5%
Social benefits		14,4%	64 030,3	14,7%	70 501,7	14,8%	76 435,9	14,8%
Other transfers to households		2,0%	9 590,2	2,2%	11 600,4	2,4%	13 782,5	2,7%
Total transfers and subsidies		35,6%	155 886,9	35,8%	169 192,5	35,5%	182 069,7	35,2%
Payments for capital assets
Buildings and other fixed structures		3,0%	12 883,3	3,0%	15 694,9	3,3%	18 027,7	3,5%
Buildings		1,7%	7 165,9	1,6%	8 528,0	1,8%	9 699,8	1,9%
Other fixed structures		1,3%	5 717,4	1,3%	7 166,8	1,5%	8 327,9	1,6%
Machinery and equipment		1,4%	5 752,9	1,3%	6 970,6	1,5%	8 036,6	1,6%
Transport equipment		0,3%	1 230,6	0,3%	1 633,0	0,3%	2 036,6	0,4%
Other machinery and equipment		1,1%	4 522,3	1,0%	5 337,6	1,1%	6 000,0	1,2%
Cultivated assets		0,0%	49,2	0,0%	44,3	0,0%	36,4	0,0%
Software and other intangible assets		0,1%	222,9	0,1%	94,0	0,0%	81,9	0,0%
Land and subsoil assets		0,0%	11,4	0,0%	11,5	0,0%	11,8	0,0%
Total payments for capital assets		4,4%	18 919,7	4,3%	22 815,2	4,8%	26 194,3	5,1%

Subtotal: Votes and statutory amounts		100,0%	433 314,0	99,5%	472 069,2	99,2%	508 654,9	98,5%
Plus:
Contingency reserve		—	2 000,0	0,5%	4 000,0	0,8%	8 000,0	1,5%

Total consolidated expenditure		100,0%	435 314,0	100,0%	476 069,2	100,0%	516 654,9	100,0%

adjusted accordingly.

2)	Includes equitable share and conditional grants to local government.

2005 Budget Review

Table 6
Consolidated national, provincial and social security
funds expenditure: Functional classification 1)

		2001/02		2002/03		2003/04		2004/05

		Estimated	% of	Estimated	% of	Estimated	% of	Revised
R million		outcome	total	outcome	total	outcome	total	estimate

General government services and unallocatable expenditure	2)	17 751,1	7,9%	20 149,9	7,6%	23 158,6	7,7%	26 301,1
Protection services		47 738,0	21,2%	54 363,6	20,6%	58 982,8	19,5%	63 532,0
Defence and intelligence		17 577,3	7,8%	20 787,5	7,9%	22 291,5	7,4%	22 470,7
Police		19 002,6	8,4%	21 205,0	8,0%	23 688,6	7,8%	26 437,5
Prisons		6 888,0	3,1%	7 478,5	2,8%	7 822,3	2,6%	8 813,6
Justice		4 270,2	1,9%	4 892,5	1,9%	5 180,4	1,7%	5 810,1
Social services		128 944,4	57,3%	151 535,9	57,4%	177 159,7	58,6%	202 585,7
Education		55 565,8	24,7%	62 168,2	23,6%	70 204,7	23,2%	76 571,3
Health		30 815,7	13,7%	34 416,5	13,0%	38 641,6	12,8%	42 828,4
Social security and welfare		32 117,1	14,3%	41 930,3	15,9%	51 915,8	17,2%	63 532,2
Housing		4 388,9	1,9%	5 334,0	2,0%	5 636,1	1,9%	7 059,1
Community development	3)	6 056,9	2,7%	7 686,8	2,9%	10 761,4	3,6%	12 594,7
Economic services		30 753,9	13,7%	37 912,0	14,4%	43 064,3	14,2%	49 534,1
Water schemes and related services		3 952,7	1,8%	4 756,3	1,8%	5 540,7	1,8%	5 738,5
Fuel and energy		1 318,0	0,6%	2 173,9	0,8%	2 285,8	0,8%	2 330,3
Agriculture, forestry and fishing		4 835,3	2,1%	5 296,6	2,0%	6 561,2	2,2%	7 541,5
Mining, manufacturing and construction		1 074,2	0,5%	1 172,5	0,4%	1 497,6	0,5%	1 729,1
Transport and communication		11 763,7	5,2%	14 027,7	5,3%	15 084,7	5,0%	18 009,1
Other economic services	4)	7 810,0	3,5%	10 485,0	4,0%	12 094,2	4,0%	14 185,7

Subtotal: Votes and statutory amounts		225 187,4	100,0%	263 961,4	100,0%	302 365,4	100,0%	341 952,9
Plus:
Contingency reserve		—	—	—	—	—	—	—

Total non-interest expenditure		225 187,4	100,0%	263 961,4	100,0%	302 365,4	100,0%	341 952,9
Interest		47 580,7	21,1%	46 807,7	17,7%	46 312,9	15,3%	48 901,0

Total consolidated expenditure		272 768,2	121,1%	310 769,1	117,7%	348 678,4	115,3%	390 853,9

1)	These figures were estimated by the National Treasury and may differ from data published by Statistics South Africa. The numbers in this table is not strictly comparable to those published in previous years due to the allocation of some of the unallocable expenditure for previous years. Data for the history years has been adjusted accordingly.

2)	Mainly general administration, cost of raising loans and unallocatable capital expenditure.

Annexure B: Statistical Tables

Table 6
Consolidated national, provincial and social security
funds expenditure: Functional classification  1)

		2004/05	2005/06		2006/07		2007/08

		% of	Budget	% of	Budget	% of	Budget	% of
R million		total	estimate	total	estimate	total	estimate	total

General government services and unallocatable expenditure	2)	7,7%	28 337,2	7,5%	29 437,7	7,1%	31 503,3	7,0%
Protection services		18,6%	71 974,3	18,9%	76 352,5	18,4%	80 335,5	17,9%
Defence and intelligence		6,6%	25 362,9	6,7%	25 694,4	6,2%	25 461,7	5,7%
Police		7,7%	30 496,3	8,0%	33 182,0	8,0%	35 798,9	8,0%
Prisons		2,6%	9 715,1	2,6%	10 471,9	2,5%	11 532,0	2,6%
Justice		1,7%	6 399,9	1,7%	7 004,3	1,7%	7 542,8	1,7%
Social services		59,2%	224 306,6	59,0%	247 221,8	59,5%	267 549,0	59,6%
Education		22,4%	81 995,6	21,6%	89 537,8	21,6%	96 732,8	21,5%
Health		12,5%	48 067,3	12,6%	52 383,2	12,6%	56 110,6	12,5%
Social security and welfare		18,6%	72 728,4	19,1%	80 536,6	19,4%	87 386,1	19,5%
Housing		2,1%	7 261,2	1,9%	8 628,9	2,1%	9 780,5	2,2%
Community development	3)	3,7%	14 254,1	3,7%	16 135,3	3,9%	17 539,0	3,9%
Economic services		14,5%	55 571,1	14,6%	62 454,1	15,0%	69 886,1	15,6%
Water schemes and related services		1,7%	6 336,1	1,7%	7 546,6	1,8%	8 485,6	1,9%
Fuel and energy		0,7%	2 723,1	0,7%	2 858,2	0,7%	3 114,2	0,7%
Agriculture, forestry and fishing		2,2%	9 757,3	2,6%	11 218,3	2,7%	12 616,7	2,8%
Mining, manufacturing and construction		0,5%	2 195,5	0,6%	2 324,1	0,6%	2 447,6	0,5%
Transport and communication		5,3%	19 533,1	5,1%	21 854,2	5,3%	24 868,8	5,5%
Other economic services	4)	4,1%	15 026,1	4,0%	16 652,7	4,0%	18 353,2	4,1%

Subtotal: Votes and statutory amounts		100,0%	380 189,0	100,0%	415 466,2	100,0%	449 273,9	100,0%
Plus:
Contingency reserve		—	2 000,0	0,5%	4 000,0	1,0%	8 000,0	1,8%

Total non-interest expenditure		100,0%	382 189,0	100,5%	419 466,2	101,0%	457 273,9	101,8%
Interest		14,3%	53 125,0	14,0%	56 603,0	13,6%	59 381,0	13,2%

Total consolidated expenditure		114,3%	435 314,0	114,5%	476 069,2	114,6%	516 654,9	115,0%

3)	Including cultural, recreational and sport services.

4)	Including tourism, labour and multi-purpose projects.

2005 Budget Review

Table 7
Total debt of Government 1)

R million		1980/81	1981/82	1982/83	1983/84	1984/85	1985/86	1986/87

Marketable domestic debt		14 897	17 405	20 980	23 894	28 651	33 544	39 956
Government bonds		14 502	16 710	20 199	23 463	27 797	32 808	39 195
Treasury bills		395	695	781	431	854	736	761
Bridging bonds		—	—	—	—	—	—	—
Non-marketable domestic debt	3)	4 326	3 416	3 320	4 183	4 187	3 646	4 443

Total domestic debt		19 223	20 821	24 300	28 077	32 838	37 190	44 399
Total foreign debt	4)	630	1 118	1 229	1 441	2 201	2 295	2 446

Total loan debt gross		19 853	21 939	25 529	29 518	35 039	39 485	46 845
Cash balances		2 249	2 099	3 336	2 818	893	1 081	1 573
Total loan debt net		17 604	19 840	22 193	26 700	34 146	38 404	45 272

Gold and Foreign Exchange Contingency Reserve Account	5)	—	174	892	655	2 033	1 940	3 469
Composition of debt (excluding cash balances):
Marketable domestic debt		75,0%	79,3%	82,2%	80,9%	81,8%	85,0%	85,3%
Government bonds		73,0%	76,2%	79,1%	79,5%	79,3%	83,1%	83,7%
Treasury bills		2,0%	3,2%	3,1%	1,5%	2,4%	1,9%	1,6%
Bridging bonds		0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%
Non-marketable domestic debt	3)	21,8%	15,6%	13,0%	14,2%	11,9%	9,2%	9,5%

Total domestic debt		96,8%	94,9%	95,2%	95,1%	93,7%	94,2%	94,8%
Total foreign debt	4)	3,2%	5,1%	4,8%	4,9%	6,3%	5,8%	5,2%

Total loan debt gross		100,0%	100,0%	100,0%	100,0%	100,0%	100,0%	100,0%

Percentages of GDP:
Total domestic debt		29,4%	27,9%	28,5%	28,6%	28,7%	28,3%	28,5%
Total foreign debt		1,0%	1,5%	1,4%	1,5%	1,9%	1,7%	1,6%
Total loan debt gross		30,4%	29,4%	29,9%	30,1%	30,6%	30,1%	30,1%
Total loan debt net		27,0%	26,6%	26,0%	27,2%	29,8%	29,3%	29,1%

Sources: National Treasury and the South African Reserve Bank.

1)	Debt of the Central Government, excluding extra-budgetary institutions and social security funds. Figures prior to 1994/95 exclude the converted debt of the former regional authorities in terms of section 239 of the 1993 Constitution and are, therefore, not comparable with those thereafter.

2)	As projected at the end of January 2005.

3)	Includes non-marketable bills and loan levies, floating rate bonds and debentures.

Annexure B: Statistical Tables

Table 7
Total debt of Government 1)

R million		1987/88	1988/89	1989/90	1990/91	1991/92	1992/93	1993/94

Marketable domestic debt		47 385	61 124	72 923	85 546	104 646	138 681	181 460
Government bonds		47 173	60 860	71 026	82 824	100 662	132 853	174 892
Treasury bills		212	264	1 897	2 722	3 984	5 828	6 568
Bridging bonds		—	—	—	—	—	—	—
Non-marketable domestic debt	3)	7 675	5 386	6 883	7 989	6 520	4 703	3 310

Total domestic debt		55 060	66 510	79 806	93 535	111 166	143 384	184 770
Total foreign debt	4)	2 442	2 227	2 090	1 770	2 940	2 348	5 201

Total loan debt gross		57 502	68 737	81 896	95 305	114 107	145 731	189 970
Cash balances		1 588	3 785	11 181	8 524	9 762	4 750	4 591
Total loan debt net		55 914	64 952	70 715	86 781	104 345	140 981	185 379
Gold and Foreign Exchange Contingency Reserve Account	5)	2 554	11 158	14 140	10 351	12 508	8 934	2 190

Composition of debt (excluding cash balances):
Marketable domestic debt		82,4%	88,9%	89,0%	89,8%	91,7%	95,2%	95,5%
Government bonds		82,0%	88,5%	86,7%	86,9%	88,2%	91,2%	92,1%
Treasury bills		0,4%	0,4%	2,3%	2,9%	3,5%	4,0%	3,5%
Bridging bonds		0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%
Non-marketable domestic debt	3)	13,3%	7,8%	8,4%	8,4%	5,7%	3,2%	1,7%

Total domestic debt		95,8%	96,8%	97,4%	98,1%	97,4%	98,4%	97,3%
Total foreign debt	4)	4,2%	3,2%	2,6%	1,9%	2,6%	1,6%	2,7%

Total loan debt gross		100,0%	100,0%	100,0%	100,0%	100,0%	100,0%	100,0%

Percentages of GDP:
Total domestic debt		30,3%	30,3%	30,6%	31,2%	32,3%	37,5%	41,8%
Total foreign debt		1,3%	1,0%	0,8%	0,6%	0,9%	0,6%	1,2%
Total loan debt gross		31,6%	31,3%	31,4%	31,8%	33,2%	38,1%	43,0%
Total loan debt net		30,7%	29,6%	27,1%	29,0%	30,3%	36,8%	41,9%

Sources: National Treasury and the South African Reserve Bank.

4)	Valued at appropriate foreign exchange rates up to 31 March 2004 as at the end of each period. Forward estimates are based on exchange rates prevailing at 31 December 2004, projected to depreciate in line with inflation differentials.

5)	Forward cover losses on the Gold and Foreign Exchange Contingency Reserve Account on 31 March 2005 represents an estimated balance on the account.
The issue of R21 billion of nil coupon bonds to the South African Reserve Bank to defray realised losses is reflected in the balances of subsequent years.
No provision for any profits or losses on this account has been made for subsequent years.

2005 Budget Review

Table 7
Total debt of Government 1)

R million		1995/96	1995/96	1996/97	1997/98	1998/99	1999/00	2000/01

Marketable domestic debt		225 662	263 844	290 424	318 773	344 938	354 705	365 141
Government bonds		210 191	248 877	276 124	301 488	325 938	332 705	339 641
Treasury bills		7 018	10 700	14 300	17 285	19 000	22 000	25 500
Bridging bonds		8 453	4 267	—	—	—	—	—
Non-marketable domestic debt	3)	5 705	4 700	6 421	2 778	2 013	998	2 382

Total domestic debt		231 367	268 544	296 845	321 551	346 951	355 703	367 523
Total foreign debt	4)	8 784	10 944	11 394	14 560	16 276	25 799	31 938

Total loan debt gross		240 151	279 488	308 239	336 111	363 227	381 502	399 461
Cash balances		6 665	8 630	2 757	4 812	5 166	7 285	2 650
Total loan debt net		233 486	270 858	305 482	331 299	358 061	374 217	396 811
Gold and Foreign Exchange Contingency Reserve Account	5)	4 147	—	2 169	73	14 431	9 200	18 170

Composition of debt (excluding cash balances):
Marketable domestic debt		94,0%	94,4%	94,2%	94,8%	95,0%	93,0%	91,4%
Government bonds		87,5%	89,0%	89,6%	89,7%	89,7%	87,2%	85,0%
Treasury bills		2,9%	3,8%	4,6%	5,1%	5,2%	5,8%	6,4%
Bridging bonds		3,5%	1,5%	0,0%	0,0%	0,0%	0,0%	0,0%
Non-marketable domestic debt	3)	2,4%	1,7%	2,1%	0,8%	0,6%	0,3%	0,6%

Total domestic debt		96,3%	96,1%	96,3%	95,7%	95,5%	93,2%	92,0%
Total foreign debt	4)	3,7%	3,9%	3,7%	4,3%	4,5%	6,8%	8,0%

Total loan debt gross		100,0%	100,0%	100,0%	100,0%	100,0%	100,0%	100,0%

Percentages of GDP:
Total domestic debt		46,5%	47,6%	46,7%	45,9%	45,8%	42,5%	38,6%
Total foreign debt		1,8%	1,9%	1,8%	2,1%	2,1%	3,1%	3,4%
Total loan debt gross		48,3%	49,5%	48,5%	48,0%	48,0%	45,6%	42,0%
Total loan debt net		47,0%	48,0%	48,1%	47,3%	47,3%	44,7%	41,7%

Sources: National Treasury and the South African Reserve Bank.

1)	Debt of the Central Government, excluding extra-budgetary institutions and social security funds. Figures prior to 1994/95 exclude the converted debt of the former regional authorities in terms of section 239 of the 1993 Constitution and are, therefore, not comparable with those thereafter.

2)	As projected at the end of January 2005.

3)	Includes non-marketable bills and loan levies, floating rate bonds and debentures.

Annexure B: Statistical Tables

Table 7
Total debt of Government 1)

R million		2001/02	2002/03	2003/04	2004/05 2)	2005/06	2006/07	2007/08

Marketable domestic debt		348 455	350 592	389 326	428 124	461 284	511 286	561 971
Government bonds		330 545	328 542	360 726	393 674	420 834	464 836	509 521
Treasury bills		17 910	22 050	28 600	34 450	40 450	46 450	52 450
Bridging bonds		—	—	—	—	—	—	—
Non-marketable domestic debt	3)	2 030	1 917	1 999	3 516	4 389	5 909	7 427

Total domestic debt		350 485	352 509	391 325	431 640	465 673	517 195	569 398
Total foreign debt	4)	82 009	74 286	64 670	69 177	84 806	96 749	107 012

Total loan debt gross		432 494	426 795	455 995	500 817	550 479	613 944	676 410
Cash balances		6 549	9 730	12 669	19 140	10 000	10 000	10 000
Total loan debt net		425 945	417 065	443 326	481 677	540 479	603 944	666 410

Gold and Foreign Exchange Contingency Reserve Account	5)	28 024	36 577	17 993	12 120	5 120	5 120	5 120

Composition of debt (excluding cash balances):
Marketable domestic debt		80,6%	82,1%	85,4%	85,5%	83,8%	83,3%	83,1%
Government bonds		76,4%	77,0%	79,1%	78,6%	76,4%	75,7%	75,3%
Treasury bills		4,1%	5,2%	6,3%	6,9%	7,3%	7,6%	7,8%
Bridging bonds		0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%
Non-marketable domestic debt	3)	0,5%	0,4%	0,4%	0,7%	0,8%	1,0%	1,1%

Total domestic debt		81,0%	82,6%	85,8%	86,2%	84,6%	84,2%	84,2%
Total foreign debt	4)	19,0%	17,4%	14,2%	13,8%	15,4%	15,8%	15,8%

Total loan debt gross		100,0%	100,0%	100,0%	100,0%	100,0%	100,0%	100,0%

Percentages of GDP:
Total domestic debt		33,4%	29,5%	30,6%	30,7%	30,5%	30,9%	30,8%
Total foreign debt		7,8%	6,2%	5,1%	4,9%	5,5%	5,8%	5,8%
Total loan debt gross		41,3%	35,8%	35,7%	35,7%	36,0%	36,7%	36,6%
Total loan debt net		40,6%	34,9%	34,7%	34,3%	35,4%	36,1%	36,1%

Sources: National Treasury and the South African Reserve Bank.

4)	Valued at appropriate foreign exchange rates up to 31 March 2004 as at the end of each period. Forward estimates are based on exchange rates prevailing at 31 December 2004, projected to depreciate in line with inflation differentials.

5)	Forward cover losses on the Gold and Foreign Exchange Contingency Reserve Account on 31 March 2005 represents an estimated balance on the account.
The issue of R21 billion of nil coupon bonds to the South African Reserve Bank to defray realised losses is reflected in the balances of subsequent years.
No provision for any profits or losses on this account has been made for subsequent years.

2005 Budget Review

Table 8
Financial guarantees:
Amounts drawn on Government guarantees

	2000/01			2001/02

R million	Domestic	Foreign	Total	Domestic	Foreign	Total

General Government Sector	7 879	—	7 879	7 910	—	7 910
National Government	7 879	—	7 879	7 910	—	7 910
Former TBVC States and Self-governing Territories	972	—	972	562	—	562
Guarantee scheme for housing loans to employees	686	—	686	705	—	705
Guarantee scheme for motor vehicles — senior officials	29	—	29	21	—	21
SA National Parks	7	—	7	—	—	—
SA National Roads Agency Ltd.	5 100	—	5 100	5 608	—	5 608
Universities and Technikons	1 085	—	1 085	1 014	—	1 014
Public Enterprises	30 044	30 704	60 748	45 487	30 658	76 145
Non-financial	29 203	14 961	44 164	33 522	14 238	47 760
Armscor	1	—	1	—	—	—
Aventura	—	—	—	38	—	38
Bank Note Company	12	—	12	12	—	12
Central Energy Fund	—	2 833	2 833	—	3 491	3 491
Eskom	—	2 509	2 509	—	2 406	2 406
Irrigation Board	280	—	280	305	—	305
Kalahari East Water Board	50	—	50	53	—	53
Komati Basin Water Authority	1 314	—	1 314	1 067	—	1 067
Lesotho Highlands Development Authority	303	2 596	2 899	74	3 420	3 494
SA Nuclear Energy Corporation	280	—	280	277	—	277
SA Rail Commuter Corporation	—	—	—	—	—	—
Telkom South Africa	5 372	136	5 508	4 615	65	4 680
Trans-Caledon Tunnel Authority	11 094	270	11 364	13 525	478	14 003
Transnet	10 497	6 617	17 114	13 556	4 378	17 934
Financial	841	15 743	16 584	11 965	16 420	28 385
Development Bank of Southern Africa	—	11 438	11 438	—	12 010	12 010
Industrial Development Corporation of South Africa	—	4 305	4 305	—	4 410	4 410
Land Bank	—	—	—	43	—	43
National Housing Board	284	—	284	283	—	283
South African Housing Trust Ltd	557	—	557	539	—	539
South African Reserve Bank	—	—	—	11 100	—	11 100
Private Sector	591	—	591	516	—	516
Agricultural Co-operatives	147	—	147	147	—	147
Servcon Housing Solutions (Pty) Ltd	444	—	444	369	—	369
Foreign Sector	254	560	814	91	—	91
Debt Standstill Agreement funds	—	560	560	—	—	—
Foreign central banks and governments	254	—	254	91	—	91

Total	38 768	31 264	70 032	54 004	30 658	84 662

Annexure B: Statistical Tables

Table 8
Financial guarantees:
Amounts drawn on Government guarantees

	2002/03			2003/04

R million	Domestic	Foreign	Total	Domestic	Foreign	Total

General Government Sector	7 762	—	7 762	8 018	—	8 018
National Government	7 762	—	7 762	8 018	—	8 018
Former TBVC States and Self-governing Territories	459	—	459	379	—	379
Guarantee scheme for housing loans to employees	720	—	720	698	—	698
Guarantee scheme for motor vehicles — senior officials	22	—	22	14	—	14
SA National Parks	—	—	—	—	—	—
SA National Roads Agency Ltd.	5 623	—	5 623	6 080	—	6 080
Universities and Technikons	938	—	938	847	—	847
Public Enterprises	38 777	22187	60 964	51 052	20 032	71 084
Non-financial	32 764	8 609	41 373	46 494	6 754	53 248
Amscor	—	—	—	—	—	—
Aventura	—	—	—	—	—	—
Bank Note Company	14	—	14	—	—	—
Central Energy Fund	—	2071	2 071	—	1 404	1 404
Eskom	—	206	206	—	167	167
Irrigation Board	313	—	313	265	—	265
Kalahari East Water Board	53	—	53	57	—	57
Komati Basin Water Authority	1 676	—	1 676	1 737	—	1 737
Lesotho Highlands Development Authority	84	521	605	62	712	774
SA Nuclear Energy Corporation	31	—	31	31	—	31
SA Rail Commuter Corporation	—	—	—	—	—	—
Telkom South Africa	4 592	26	4 618	4 609	94	4 703
Trans-Caledon Tunnel Authority	14 700	469	15 169	17 102	388	17 490
Transnet	11 301	5 316	16 617	22 631	3 989	26 620
Financial	6 013	13 578	19 591	4 558	13 278	17 836
Development Bank of Southern Africa	—	11 293	11 293	—	11 618	11 618
Industrial Development Corporation of South Africa	—	2 285	2 285	—	1 660	1 660
Land Bank	58	—	58	86	—	86
National Housing Board	283	—	283	—	—	—
South African Housing Trust Ltd	—	—	—	—	—	—
South African Reserve Bank	5 672	—	5 672	4 472	—	4 472
Private Sector	398	—	398	345	—	345
Agricultural Co-operatives	105	—	105	100	—	100
Servcon Housing Solutions (Pty) Ltd	293	—	293	245	—	245
Foreign Sector	232	—	232	192	—	192
Debt Standstill Agreement funds	—	—	—	—	—	—
Foreign central banks and governments	232	—	232	192	—	192

Total	47 169	22 187	69 356	59 607	20 032	79 639

2005 Budget Review

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C

Summary of tax proposals

Direct tax proposals

Personal income tax rate and bracket structure

It is proposed to retain the single rate scale for individuals. The primary rebate is increased to R6 300 a year for all individuals. The secondary rebate is increased to R4 500 a year for individuals age 65 and over. The rates of tax in respect of the 2004/05 tax year and those proposed for the 2005/06 tax year are set out in Table C.1.

Table C.1 Personal income tax rate and bracket adjustments

	2004/05		2005/06
Taxable income (R)	Rates of tax	Taxable income (R)	Rates of tax
0 – 74 000	18% of each R1	0 – 80 000	18% of each R1
74 001 – 115 000	R13 320 + 25% of the amount	80 001 – 130 000	R14 400 + 25% of the amount
	above R74 000		above R80 000
115 001 – 155 000	R23 570 + 30% of the amount	130 001 – 180 000	R26 900 + 30% of the amount
	above R115 000		above R130 000
155 001 – 195 000	R35 570 + 35% of the amount	180 001 – 230 000	R41 900 + 35% of the amount
	above R155 000		above R180 000
195 001 – 270 000	R49 570 + 38% of the amount	230 001 – 300 000	R59 400 + 38% of the amount
	above R195 000		above R230 000
270 001 and above	R78 070 + 40% of the amount	300 001 and above	R86 000 + 40% of the amount
	above R270 000		above R300 000

Rebates		Rebates
Primary	R5 800	Primary	R6 300
Secondary	R3 200	Secondary	R4 500
Tax threshold		Tax threshold
Below age 65	R32 222	Below age 65	R35 000
Age 65 and over	R50 000	Age 65 and over	R60 000

The proposed tax schedule eliminates the effects of inflation on income tax liabilities and results in a reduced tax liability for taxpayers at all income levels. These tax reductions are set out in tables C2 and C3.

The average tax rates (tax as a percentage of taxable income) for individuals are illustrated in figures C1 and C2. Average tax rates decline for all income groups under the proposed tax rate structure, as illustrated in figure C3.

2005 Budget Review

Table C.2 Income tax payable, 2005/06 (taxpayers younger than 65)

Taxable income (R)	2004 rates (R)	Proposed rates (R)	Tax reductions (R)	% change
35 000	500	—	500	100,0
40 000	1 400	900	500	35,7
45 000	2 300	1 800	500	21,7
50 000	3 200	2 700	500	15,6
55 000	4 100	3 600	500	12,2
60 000	5 000	4 500	500	10,0
65 000	5 900	5 400	500	8,5
70 000	6 800	6 300	500	7,4
75 000	7 770	7 200	570	7,3
80 000	9 020	8 100	920	10,2
85 000	10 270	9 350	920	9,0
90 000	11 520	10 600	920	8,0
100 000	14 020	13 100	920	6,6
120 000	19 270	18 100	1 170	6,1
150 000	28 270	26 600	1 670	5,9
200 000	45 670	42 600	3 070	6,7
250 000	64 670	60 700	3 970	6,1
300 000	84 270	79 700	4 570	5,4
400 000	124 270	119 700	4 570	3,7
500 000	164 270	159 700	4 570	2,8
1 000 000	364 270	359 700	4 570	1,3

Table C.3 Income tax payable, 2005/06 (taxpayers age 65 and older)

Taxable income (R)	2004 rates (R)	Proposed rates (R)	Tax reductions (R)	% change
55 000	900	—	900	100,0
60 000	1 800	—	1 800	100,0
65 000	2 700	900	1 800	66,7
70 000	3 600	1 800	1 800	50,0
75 000	4 570	2 700	1 870	40,9
80 000	5 820	3 600	2 220	38,1
85 000	7 070	4 850	2 220	31,4
90 000	8 320	6 100	2 220	26,7
95 000	9 570	7 350	2 220	23,2
100 000	10 820	8 600	2 220	20,5
120 000	16 070	13 600	2 470	15,4
150 000	25 070	22 100	2 970	11,8
200 000	42 470	38 100	4 370	10,3
250 000	61 470	56 200	5 270	8,6
300 000	81 070	75 200	5 870	7,2
500 000	161 070	155 200	5 870	3,6
1 000 000	361 070	355 200	5 870	1,6

Annexure C: Summary of tax proposals

2005 Budget Review

International tax agreements

International tax agreements are important for encouraging investment and trade flows between countries.

In the 2004/05 fiscal year, considerable progress was once again made in reaching agreements with other countries for the avoidance of double taxation and prevention of fiscal evasion. The present position is as follows:

•	Comprehensive agreements (56) are in force with Algeria, Australia, Austria, Bulgaria, Belarus, Belgium, Botswana, Canada, Croatia, Cyprus, the Czech Republic, Denmark, Egypt, Finland, France, Germany, Greece, Hungary, India, Indonesia, Iran, Ireland, Israel, Italy, Japan, Korea, Lesotho, Luxembourg, Malawi, Malta, Mauritius, Namibia, New, Zealand, the Netherlands, Norway, Oman, Pakistan, the People’s Republic of China, Poland, Romania, the Russian Federation, the Seychelles, Singapore, the Slovak Republic, Swaziland, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Uganda, Ukraine, the United Kingdom, the United States of America, Zambia and Zimbabwe. An older agreement with the United Kingdom (1946) applies also to Grenada and Sierra Leone.

•	New comprehensive agreements (26) are in the process of negotiation or being finalised with Bangladesh, Brazil (ratified by South Africa), Chile, Cuba, Democratic Republic of Congo, Estonia, Ethiopia (ratified by South Africa), Gabon, Ghana, Kuwait (ratified by South Africa), Latvia, Lithuania, Malaysia, Morocco, Mozambique, Nigeria (ratified by South Africa), Portugal, Qatar, Rwanda (ratified by South Africa), Saudi Arabia, Serbia and Montenegro, Spain, Sri Lanka, Tanzania, Turkey, and the United Arab Emirates.

•	Old comprehensive agreements (7) are in the process of renegotiation or being finalised with Germany, Malawi, Namibia, the Netherlands, Swaziland (ratified by South Africa), Zambia and Zimbabwe. Where agreements are being renegotiated, the existing agreements remain effective until new agreements are entered into force.

•	Limited sea and air transport agreements (3) are in force with Brazil, Portugal and Spain.

Agreements for mutual administrative assistance between customs administrations

Agreements covering all aspects of assistance, including exchange of information, technical assistance, surveillance, investigations and visits by officials are as follows:

•	Agreements (4) are in force with France, the Netherlands, the United Kingdom and the United States of America.

•	New agreements (15) are in the process of negotiation or being finalised with Algeria (ratified by South Africa), Angola, Brazil, Israel, Iran, Malawi, Mozambique (ratified by South Africa), Nigeria, Norway, the Democratic Republic of Congo, the Czech Republic (ratified by South Africa) Tanzania, Turkey, Zambia (ratified by South Africa) and Zimbabwe.

Agreements for mutual and technical assistance in respect of VAT

•	New agreements (5) with Botswana, Lesotho, Namibia, Swaziland and Zimbabwe are in the process of negotiation or being finalised.

Indirect tax proposals

Specific excise duties

It is proposed that the customs and excise duties in Section A of Part 2 of Schedule No.1 of the Customs and Excise Act, No. 91 of 1964, be amended with effect from 23 February 2005 to the extent shown in Table C4.

Annexure C: Summary of tax proposals

Table C.4 Specific excise duties

Tariff	Tariff		Present rate of duty		Proposed rate of duty
item	heading	Description	2004/05		2005/06
			Excise	Customs	Excise	Customs
104.00		Prepared foodstuffs; beverages, spirits and vinegar; tobacco

104.01	19.01	Malt extract; food preparations of flour, groats, meal starch or malt extract, not containing cocoa or containing less than 40 per cent by mass of cocoa calculated on a totally defatted basis, not elsewhere specified or included; food preparations of goods of headings 04.01 to 04.04, not containing cocoa or containing less than 5 per cent by mass of cocoa calculated on a totally defatted basis not elsewhere specified or included not elsewhere specified or included:

.10		Traditional African beer powder as defined in Additional Note 1 to Chapter 19	34.7 c/kg	34.7 c/kg	34.7 c/kg	34.7 c/kg

104.10	22.03	Beer made from malt

.10		Traditional African beer as defined in Additional Note 1 to Chapter 22	7.82 c/l	7.82 c/l	7.82 c/l	7.82 c/l

.20		Other	3 073.04 c/l of absolute alcohol	3 073.04 c/l of absolute alcohol	3 364.98 c/l of absolute alcohol	3 364.98 c/l of absolute alcohol

104.15	22.04	Wine of fresh grapes, including fortified wines; grape must, other than that of heading no. 20.09

	22.05	Vermouths and other wine of fresh grapes flavoured with plants or aromatic substances

.02		Sparkling wine	323.32 c/l	323.32 c/l	387.99 c/l	387.99 c/l

.04		Unfortified wine	117.10 c/l	117.10 c/l	140.52 c/l	140.52 c/l

.06		Fortified wine	232.87 c/l	232.87 c/l	263.14 c/l	263.14 c/l

104.17	22.06	Other fermented beverages, (for example, cider, perry and mead); mixtures of fermented beverages and mixtures of fermented beverages and non-alcoholic beverages, not elsewhere specified or included:

.05		Traditional African beer as defined in Additional Note 1 to Chapter 22	7.82 c/l	7.82 c/l	7.82 c/l	7.82 c/l

.15		Other fermented beverages, unfortified	153.74 c/l	153.74 c/l	168.24 c/l	168.24 c/l

.17		Other fermented beverages, fortified	295.27 c/l	295.27 c/l	333.65 c/l	333.65 c/l

.22		Mixtures of fermented beverages and mixtures of fermented beverages and non-alcoholic beverages	153.74 c/l	153.74 c/l	168.24 c/l	168.24 c/l

.90		Other	295.27 c/l	295.27 c/l	333.65 c/l	333.65 c/l

2005 Budget Review

Table c.4 Specific duties (continued)

Tariff	Tariff		Present rate of duty		Proposed rate of duty
item	heading	Description	2004/05		2005/06
			Excise	Customs	Excise	Customs
104.20	22.07	Undenatured ethyl alcohol of an alcoholic strength by volume of 80 per cent volume or higher; ethyl alcohol and other spirits, denatured, of any strength

	22.08	Undenatured ethyl alcohol of an alcoholic strength by volume of less than 80 percent volume; spirits, liqueurs and other spirituous beverages:

.10		Wine spirits, manufactured by the distillation of wine	4 583.65 c/l of absolute alcohol	4 487.65 c/l of absolute alcohol	5 042.01 c/l of absolute alcohol	4 945.88 c/l of absolute alcohol

.15		Spirits, manufactured by the distillation of any sugar cane product	4 583.65 c/l of absolute alcohol	4 569.65 c/l of absolute alcohol	5 042.01 c/l of absolute alcohol	5 028.11 c/l of absolute alcohol

.25		Spirits, manufactured by the distillation of any grain product	4 583.65 c/l of absolute alcohol	4 537.65 c/l of absolute alcohol	5 042.01 c/l of absolute alcohol	4 996.01 c/l of absolute alcohol

.29		Other spirits	4 583.65 c/l of absolute alcohol	4 583.65 c/l of absolute alcohol	5 042.01 c/l of absolute alcohol	5 042.01 c/l of absolute alcohol

.40		Liqueurs and other spirituous beverages	4 583.65 c/l of absolute alcohol	4 583.65 c/l of absolute alcohol	5 042.01 c/l of absolute alcohol	5 042.01 c/l of absolute alcohol

104.30	24.02	Cigars, cheroots, cigarillos and cigarettes, of tobacco or of tobacco substitutes

.10		Cigars, cheroots, and cigarillos, of tobacco or of tobacco substitutes	123 304 c/kg net	123 304 c/kg net	141 676.55 c/kg net	141 676.55 c/kg net

.20		Cigarettes, of tobacco or of tobacco substitutes	226.40 c/10 cigarettes	226.40 c/10 cigarettes	252.43 c/10 cigarettes	252.43 c/10 cigarettes

104.35	24.03	Other manufactured tobacco and manufactured tobacco substitutes; “homogenised” or “reconstituted” tobacco; tobacco extracts and essences:

.10		Cigarette tobacco and substitutes thereof	13 903 c/kg	13 903 c/kg	14 946.05 c/kg	14 946.05 c/kg

.20		Pipe tobacco and substitutes thereof	6 832 c/kg net	6 832 c/kg net	7 624.01 c/kg net	7 624.01 c/kg net

Miscellaneous amendments

In addition to the Budget Proposals described in Chapter 4 of this Budget Review, the 2005 legislation will contain a number of miscellaneous amendments to the various tax acts. These amendments stem from various problem areas identified in the current legislation as detected over the course of the year through internal review and public comment. Some of these amendments eliminate perceived loopholes while others ensure that tax legislation does not inadvertently hinder

Annexure C: Summary of tax proposals

legitimate non-tax motivated transactions. These amendments are expected to have only a small revenue impact for the fiscus and are accordingly not listed in Chapter 4. This full listing of lesser amendments provides taxpayers with additional certainty in terms of expected legislative changes for the upcoming year.

Miscellaneous amendments to the Income Tax Act

•	Discretionary trust interests: Current law is unclear as to when the holder of a discretionary interest in a trust qualifies as a trust beneficiary. The Income Tax Act will accordingly be clarified in this regard with a definition that possibly varies depending on the context.

•	Individual home office expenses: The tax system has a long history of allowing individuals to deduct certain portions of their home as a business expense under certain limited circumstances. In 2003 however, Government limited the types of miscellaneous deductible business expenses that salaried employees may claim. This limitation now has the unintended impact of denying certain legitimate home office expenses if employees are forced by their employers to bear the cost of maintaining a home office as their central business location (versus operating at a site provided by the employer). The rules will be changed to allow employees to fully deduct these legitimate expenses.

•	Providing certainty for deductible donations: Under current law, a donor may lose the benefit of a deduction for a donation if the donee organisation fails to satisfy its objects, even though this failure falls outside the donor’s control. This result is unfair for the donor so it is proposed that the violating organisation incur an additional tax charge rather than the donor.

•	Disability pensions: Certain individuals receiving a disability pension as a result of a pre-1 March 1994 injury do not qualify for tax exemption; whereas, these same disability pensions would be exempt if the injury occurred at a later date. It is proposed that the exemption apply to all these disability pensions regardless of the date.

•	Shifting government pension arrangements: Certain categories of Government employees may be eligible to shift from one pension arrangement to another upon their election. These shifts raise certain collateral tax consequences that may have to be considered or alternatively necessitate a direct allocation.

•	Whole year learnership allowances for part-year learnerships: Anomalies have arisen with respect to the learnership allowance. In particular, certain employers are artificially attempting to obtain a full-year allowance for part-year learnerships. This tax avoidance strategy could possibly create overall tax reductions that far exceed any benefits offered by the program. This strategy will be terminated by ensuring that part-year programmes receive only part-year tax benefits.

•	Connected persons in relation to companies: The anti-avoidance rules for “connected persons” may be inadvertently interfering with company reorganisations, especially with respect to the definition as it relates to persons connected to a company. This aspect of the definition includes two sets of persons having a 20 per cent interest (i.e., company shareholders and non-company shareholders), both of which differ from one another and may simply have too low a threshold. It is proposed that these definitions should be revised. Consideration will also be given to treating all persons not acting at arm’s length as “connected persons” regardless of their formal relationship.

•	Conversion of local non-proprietary exchanges and other tax-exempt entities: In 2004, Government announced its intent to withdraw the tax exemption for non-proprietary exchanges. Legislation will be required to address the tax consequences of their conversion to proprietary status. This legislative initiative may also cover comparable issues involving the conversion of other tax-exempt entities to taxable status.

2005 Budget Review

•	Doubtful debts: Taxpayers may only claim bad debts as a deduction if the underlying claim relating to that debt initially gave rise to income. However, this requirement appears to be missing from the doubtful debt provisions, thereby triggering the need for legislative change.

•	Leasehold improvements: Leasehold improvements continue to generate uncertainty in terms of the capital gains tax due because these improvements automatically affix to the underlying land of the landlord. Further clarification of these tax consequences will accordingly be considered.

•	Ownership requirement for accelerated depreciation: It has come to Government’s attention that certain taxpayers are attempting to rely on a hyper-technical argument to claim accelerated depreciation on certain assets, even though the taxpayer is not the owner. This argument is inconsistent with generally accepted and longstanding interpretation. An amendment will be proposed to place beyond doubt that taxpayers claiming this accelerated depreciation must be the owner.

•	Capital gains and debt cancellation, reduction or repayment: Debt cancellations, reductions and repayments of principal give rise to unintended anomalies in terms of calculating capital gains and losses. For instance, the cancellation or reduction of debt generates capital gain, thereby preventing the liquidation of certain shell companies. While this matter has been addressed in the context of liquidating shell companies within a group, this matter remains unresolved outside the group context. Also of concern is the mere repayment of principal on debt, which may inadvertently give rise to capital gain or loss if the market value of the debt changes over time. These issues will be addressed to the extent time permits.

•	Capital loss transfers between insurance four-funds: The transfer of assets between the four funds of an insurance company generates certain unintended results in terms of the capital gains tax. Of special concern is the rollover of built-in loss assets (i.e., assets with a base cost in excess of value) in contrast with the rules for clogging losses of the transferor fund in the case of transactions between connected persons.

•	Capital gains tax and the 1 October 2001 implementation date: Problems continue to arise around the 1 October implementation date for calculating capital gains or losses. Of special concern are the calculations involving the time-apportionment base cost. These problems will continue to be addressed as they arise.

•	Foreign ownership of South African immovable property companies: Foreigners are subject to South African tax on the disposal of certain South African companies containing significant holdings of South African real estate. This tax, however, becomes problematic when it applies to the disposal of certain foreign companies indirectly owning these South African real estate interests, especially when the South African real estate is a relatively small part of the overall structure. Consideration will be given to removing these anomalies and adjusting the tax so that its operation is more akin to similar transactions involving the Transfer Duty.

•	Foreign tax credits and provisional tax payments: Although taxpayers can generally claim foreign tax credits for foreign taxes paid against their final domestic income tax calculations, the provisional tax payment system fails to account for these credits in the case of companies. This failure to allow for provisional credits in the case of companies makes little sense, especially because individuals can claim these credits on their provisional tax payments. It is accordingly proposed that the provisional tax system for companies be properly aligned to allow for provisional tax credits.

•	Foreign tax credits and the sale of foreign shares: The South African sale of foreign shares is generally deemed to have a South African source because few countries impose tax on this form of capital gain generated by outsiders (especially after tax treaties are taken into account). However, this deemed South African source treatment is problematic if the foreign country does, in fact, tax this form of sale. This latter form of sale will therefore be treated as foreign

Annexure C: Summary of tax proposals

source income, thereby providing South Africans with appropriate foreign tax credits for foreign taxes proved to be payable.

•	Participation rights in controlled foreign companies: Taxation of controlled foreign company income depends on ownership of participation rights (e.g., shares) in that company. These tests are currently measured solely in terms of value. Consideration is being given towards additionally measuring these rights in terms of voting power so that the regime more closely resembles the permissible range of foreign investments allowed in terms of the Exchange Control dispensation. The impact of participation rights may also be clarified in situations involving preferred shares and certain hybrid instruments.

•	Namibian insurance policy claims: South African controlled foreign companies cover certain Namibian insurance policy holders. However, it has come to Government’s attention that profits may be subject to tax in the South African company’s hands even though all these profits will eventually be paid to Namibian policy holders wholly outside the South African tax net. This tax on profits attributable to foreign policy holders will be eliminated.

•	Integration of controlled foreign company income and deemed imputation: Tainted (e.g., passive) controlled foreign company income is first calculated according to South African principles and then imputed to South African shareholders. However, the exclusion of certain forms of controlled foreign company activities (attributable to a business establishment) does not properly integrate with the overall regime, thereby possibly giving rise to overall losses without matching income. This failure of integration will be remedied.

•	Intragroup controlled foreign company loans: Controlled foreign companies within a single group held by South African shareholders often make loans to each other (or with the South African shareholders). The tax system generally ignores both payments and receipts in terms of these loans. However, situations arise that trigger a mismatch (with one leg falling within the tax system and the other leg falling outside). Intragroup loans may also give rise to other possible anomalies, such as the denial of tax credits, capitals gain on cancellation, and miscalculations of the foreign passive investment company threshold. These issues will be addressed as time permits.

•	The participation exemption for foreign share gains and dividends: The participation exemption for foreign share gains and dividends needs to be re-examined. How this exemption works in combination with the overall capital gains tax and the controlled foreign company regimes needs further consideration. Special concerns exist that these rules can be used to shift funds offshore free of tax. It is accordingly proposed that the participation exemption be modified to account for these concerns.

•	Foreign currency translations: Rapid collateral changes were made to the rules involving the translation of foreign currency when Government adopted a worldwide tax system and the taxation of capital gains. These structural changes require certain ongoing technical clarifications. One important change is to again allow for the full use of the spot rate. Under the new rules, foreign trading stock and non-financial assets will be translated at spot in all cases. Financial assets (such as portfolio bonds) can fall under either the spot or average exchange rate system with appropriate anti-avoidance rules to prevent artificial switching. Other foreign currency anomalies will be addressed to the extent time permits.

Miscellaneous amendments to the Donations Tax and Estate Duty

•	Shifting the Donations Tax to a worldwide basis: In 2001, Government shifted from a sourced-based system of taxation to a worldwide system. However, this shift was not fully reflected in the Donations Tax. As a result, certain foreign located assets inadvertently remain outside the Donations Tax net. It is accordingly proposed that the Donations Tax be amended to include these assets.

2005 Budget Review

•	Obsolescence of Land Bank values: Both the Donations Tax and the Estate Duty (as well as the capital gains tax) currently rely on Land Bank valuators as one method of real estate valuation. However, the underlying law underpinning the Land Bank valuating system has since been repealed and little property valuation capacity remains. It is accordingly proposed that the tax system for land valuations be adjusted to account for these developments.

•	Closing Donations Tax/Estate Duty Loophole: Certain schemes have emerged that arguably allow taxpayers to transfer property without triggering either the Donations Tax or the Estate Duty. These schemes appear to involve the transfer of property that benefits the donee only upon the donor’s death, seemingly avoiding the Donations Tax while acting as a deduction against the donor’s estate on death for purposes of the Estate Duty. It is accordingly proposed that the use of these schemes be closed.

•	Nominated beneficiaries and the Estate Duty: The Estate Duty does not clearly address how assets assigned to a nominated beneficiary will be treated (e.g., as property or deemed property). It is proposed that the Estate Duty be clarified in this respect.

Miscellaneous amendments to the Value-Added Tax (VAT) Act

•	Application of the Customs and Excise Tax Act: The rules for importing goods make reference to the Customs and Excise Act. This reference appears to be overly broad because it enacts the entire Customs and Excise Act into the VAT Act, thereby necessitating a review for potential limits to the reference’s overall scope.

•	Booking of local tours by foreign agents: Consumption of South African holiday packages (e.g., meals and hotel accommodation) are fully subject to VAT at the standard rate. However, when local tour operators offer these holiday packages through foreign tour operators, these packages often become zero rated even though the benefits fully remain within South Africa. These issues will be addressed to ensure that all these South African holiday packages are properly subject to VAT at the standard rate, even if offered by foreign tour operators.

•	Schemes to obtain input credits for ultimately exempt supplies: No input tax credit is allowed for purchases if ultimately acquired for an exempt supply (e.g., education). Some developers have devised schemes to retain these inputs even though the buildings are ultimately constructed for a provider of exempt supplies. Typically, input credits are claimed in the construction phase and output VAT is only recovered over time or when the property is directly or indirectly transferred to the exempt supplier. This practice will be curtailed.

•	Reversal of input credits on purchased goods that are ultimately never paid: Purchasers must recoup any input VAT previously claimed if an invoice remains unpaid for 12 months. This 12-month prescription limit can be problematic in terms of enforcement if a vendor liquidates or if parties enter into schemes of arrangement to avoid the 12-month period. These failures to recoup will be remedied.

•	Reconsideration of the de minimis rule for pro rata allocations of input taxes: A vendor making both taxable and exempt supplies must generally claim proportional input credits subject to a 5 per cent de minimis rule. Intrinsically, the percentage rule has no monetary limit, thereby resulting in substantial mismatches. This mismatch will be reviewed as well as the integration between the definition of “input tax” and the system of VAT adjustments.

•	Removing mismatches of inputs and outputs caused by business restructurings: When selling a VAT registered business, a standard or zero rate of VAT applies to the entire consideration, even if the business makes both taxable and exempt supplies. Different rules for the seller and buyer exist to account for the exempt supply portion of the business. Unfortunately, these rules are not fully integrated resulting in inconsistency between buyer and seller. This inconsistency leads to potential underpayments and overpayments, which will therefore be reviewed.

Annexure C: Summary of tax proposals

•	Zero rating of foreign donor funds offered with the assistance of the South African government as a party: Supplies by a vendor to a third party can be zero rated if consideration for that supply is from foreign donor funds made under the umbrella of an international agreement, when the South African Government is a party to the transaction. The main difficulty relates to the tracing procedures for documents to substantiate the zero rating, resulting in administrative difficulties for vendors. Consideration will be given to remedy this situation.

•	Motorcars and entertainment offered as prizes: Input credits are generally disallowed for motorcars and entertainment even if used in the course of business (in order to prevent disguised private use). However, concerns about private use of motorcars and entertainment for business-related prizes simply do not exist. The VAT Act will accordingly account for these special circumstances.

•	Criminal treatment for non-vendors charging VAT: Non-vendors illegally charging VAT must pay over any VAT charged pursuant to an assessment issued by SARS. However, this provision carries no criminal sanction. The proposal is to add criminal sanctions for this serious violation.

•	Loop supplies into South Africa through a foreign intermediary utilising South African supplies: Generally, transactions directly between a South African purchaser and South African supplier involving South African supplies results in matching inputs and outputs. However, when a foreign intermediary is interposed between the South African parties (e.g., where a foreign intermediary agrees to supply goods or services to a South African purchaser by making use of a South African supplier) the benefit of the input tax credit may be lost to the South African purchaser. This lost credit becomes a cost to the foreign intermediary who will pass the cost along to the South African purchaser. Consideration will be given to providing relief in these circumstances.

•	Industrial Development Zones: Government introduced a revised set of enabling legislation for Industrial Development Zones in 2003. Because of its gradual implementation, certain amendments were made in 2004 with the expectation that further legislative changes would follow.

•	Limitation periods for refunds: Input tax credits can only be claimed if a vendor is in possession of a tax invoice. If possession of a tax invoice is delayed, a 5-year limit exists to cater for the late receipt of the tax invoice. However, a loophole exists that effectively breaches the 5-year limitation that can lead to abusive practices. It is proposed to limit the input tax claim to the 5-year limitation period as originally intended.

•	Public authorities/entities: SARS raised assessments against many public authorities and entities due to ongoing confusion about the VAT implications of transfer payments. In 2003 and 2004, Government introduced a whole new set of VAT legislation to eliminate this confusion. In order to bring full finality to this matter, Government will write off outstanding assessments raised against public authorities and entities to the extent these assessments stem from this longstanding confusion.

•	Additional assessments: Government is gradually attempting to unify all the administrative provisions of the various tax acts as practicalities will allow. The proposal is to align the VAT Act with the Income Tax Act in terms of raising additional assessments.

Miscellaneous amendments to the Customs and Excise Act

•	State warehouse rent: An amendment is proposed that would authorise the Commissioner to provide by rule the date on which any amendment of State warehouse rental rates will have effect.

•	Removal of goods in bond: If goods are removed in bond for export, it has become necessary to clarify the time when these goods must be exported and to determine when they will be

2005 Budget Review

regarded as having been diverted for purposes of applying any penalty provisions of the Customs and Excise Act.

•	Registration of producers: For the purpose of preferential trade agreements such as the SADC and EU Free Trade Agreements and in order to effectively enforce the rules of origin contained in these agreements, it is proposed to extend registration to the chain of producers and/or manufacturers of goods that qualify for this preferential treatment.

•	Delivery of notices: In the event of any intended legal action against the Commissioner, it is proposed to refine the administrative procedures regarding the delivery of notices to the office of the Commissioner.

•	Counterfeit goods: SARS and the DTI are exploring improved procedures to effectively enforce provisions of the Counterfeit Goods Act, 1997. SARS is also considering adopting the World Customs Organization’s model legislation on counterfeit goods.

•	Order of discharge of money collected: The order of discharging of money collected against a debt consisting of penalties, interest and duties or taxes under different provisions of the Customs and Excise Act needs to be aligned.

•	Removal of goods that were attached: The removal of goods attached in terms of the Customs and Excise Act for security and goods attached under a warrant of execution will be changed to one premise for safekeeping.

•	Goods subject to a lien: Changes will be made so that the onus falls on the debtor to prove that goods do not belong to him / her when these goods are subject to a lien. This onus will fully account for any constitutional limits.

•	Rebates of excise duties: SARS and the National Treasury have undertaken a review of the rebate provision as contained in the Customs and Excise Act, including Schedule 6. A revised draft Schedule 6 was published for comment in late 2004, and the revisions of the rebates would require legislative amendments regarding the losses allowed for bulk spirits.

•	To amend the definition of ‘circumvention’: Currently the definition of circumvention applicable to the non-reciprocal preferential tariff treatment of goods exported from the Republic refers to the WTO Agreement of Textiles and Clothing. The said WTO agreement was terminated and as a result consequential amendments are required to the definition.

Miscellaneous amendments to the Unemployment Insurance Contributions Act

•	Clarifying the interaction between the Unemployment Insurance Contributions Act and the Unemployment Insurance Act: In 2004, Government recognised that certain anomalies existed between the contributions charge and the main act. These anomalies unfortunately could not be resolved. It is proposed that further efforts be made to properly align the Unemployment Insurance Contributions Act with the Unemployment Insurance Act in order to ensure that all parties paying into the system will receive full benefits.

Miscellaneous amendments to the Transfer Duty Act

•	Property splits: Certain taxpayers are entering into sophisticated transactions to transfer artificially divided property, thereby undervaluing the whole property transferred and multiplying the various rate thresholds. It is proposed to terminate any potential benefits created by these schemes.

•	Refunds: In prior years, Government has aligned the administrative provisions of the Transfer Duty and other financial transaction taxes to more closely align with the Value-added Tax. The

Annexure C: Summary of tax proposals

Transfer Duty refund provisions inadvertently fell outside this alignment and will be appropriately modified.

Miscellaneous amendments to the diesel fuel tax refund system

•	Diesel fuel tax: The diesel fuel tax refund system was introduced to provide partial relief from fuel taxes to certain primary produces, especially agriculture, mining, fishing and forestry. The rules regarding the diesel refund system will be reviewed to eliminate potential abuses that have been identified and to ensure that the system supports intended beneficiaries.

Technical corrections

In addition to the miscellaneous amendments above, the 2005 legislation will contain ongoing technical corrections. These technical corrections will address typing and grammatical issues, incorrect or misleading headings, misplaced cross-references, differences between the English and Afrikaans text, obsolete provisions (e.g., updating tax acts in light of other non-tax legislative changes), cross references incorporating regulations into law and problems relating to effective dates. These technical corrections may also occasionally include legislation clearly at odds with legislative intent as well as obvious ambiguities and omissions, especially in terms of legislation promulgated since 2004 (e.g., broad-based employee shares, executive equity schemes and public-private partnerships and transfer payments by Government). These changes are not intended to have any meaningful policy or revenue impact. Technical corrections will be made during the upcoming year only as time permits.

SARS collections

•	Collection of current State mineral royalties: Government has a significant number of longstanding mineral rights that generate annual lease and/or royalty payments. These payments have historically been audited and collected as national revenue by the Department of Minerals and Energy. Consideration is now being given to shifting some or all of these functions to SARS as a matter of overall efficiency. This changeover may begin as early as 1 April 2005.

•	Collection of the Road Accident Fund Levy: SARS will collect the Road Accident Fund Levy as a matter of overall efficiency. It is envisaged that this levy will apply on a duty at source basis.

Tax expenditures in South Africa

South Africa has introduced a basic tax expenditure statement with further development towards a comprehensive quantitative statement on revenues foregone once the information management systems at SARS are fully developed.

Tax expenditures can be defined as any tax preference, including exemptions that exclude income from the tax base or allowances that are deductible from gross income or a reduction in a rate of tax or tax deferrals that delay the payment of tax. The statement covers all national government taxes. The detail of the main tax expenditures with the policy rationale and intended beneficiaries is provided in Tables C5 to C8.

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Table C.5 Tax expenditures - Personal income tax expenditures

Source		Rationale for tax expenditure and intended beneficiaries

•	Rating formula on lump sum benefits.	Providing relief for retirement.

•	Exemption of R30 000 on certain lump sum payments.

•	Exemption of war pensions.

•	Exemption of disability pensions.

•	Exemption of capital portion of certain annuity payments.

•	Exemption of compensations paid in terms of the Workmen’s Compensation Act or the Compensation for Occupational Injuries and Diseases Act.	Providing relief to taxpayers receiving payments due to detrimental work-related circumstances.

•	Exemption of allowances payable in terms of the Unemployment Insurance Act.

•	R15 000/R22 000 exemption on interest income.	Incentivising the propensity to save and to provide tax relief for pensions receiving fixed interest income.

•	Broad based employee equity participation.	Incentivising initiatives to empower employees.

•	Exemption of certain foreign dividends.	Encouraging the repatriation of dividends.

•	Exemption for employees working abroad.	Aligning tax treatment of South African nationals working abroad and foreign nationals working temporarily in South Africa.
•	Introducing withhold tax on payments to visiting entertainers and sports people.

•	Partially relaxing capital gains tax rules for visiting skilled expatriates.

•	Exemption of a bona fide scholarship or bursary.	Incentivising education initiatives.

•	Deductions for donations to Public Benefit Organisations (“PBO”).	Assisting non-profit organisations to obtain funding.

•	Tax exemption for certain PBO’s.

•	Simplified qualifying criteria for small PBO’s.

•	Deductions for pension fund and retirement annuity fund contributions.	Encouraging saving for retirement, thereby reducing the need for State assistance.

•	Individual taxpayers pay capital gains tax only at an effective rate of up to 10 percent.	Low effective capital gains tax rate for individuals to prevent lock-in effect.

•	Adjusting the deemed method for calculating business travel.	Broadening the base by reducing or eliminating tax deductions for salaried employees.

•	Curtailing subsistence allowance as a salary sacrifice.

Annexure C: Summary of tax proposals

Table C.6 Tax expenditures - Corporate income tax expenditures

Rationale for tax expenditure and intended
Source		beneficiaries

•	Companies declaring a dividend pay a 12,5 per cent secondary tax on companies.	Low tax rate on dividends to mitigate company double tax.

•	Exemption for real property body corporates and similar associations.	Eliminating the tax burden for entities formed solely for purposes of managing the collective interests common to all its members.

•	Deduction of premiums paid on key-man insurance policies.	Promoting initiatives to ensure long term continuance of businesses.

•	Deduction for strategic industrial projects.	Incentive package to stimulate industrial investment by granting additional allowances (available to both domestic and foreign investors).

•	Deduction for research and development capital expenditure.	Incentivising research and development undertaken in South Africa.

•	Accelerated depreciation for research and development buildings.

•	Accelerated depreciation for Urban Development Zones.	Countering urban decay.

•	Exempt infrastructure government grants to Public Private Partnerships (“PPP”).	Eliminating tax burden for corporate expenditure on government property.

•	Special rules for small businesses.	Incentivising the growth and development of the small business sector.

•	Reduction of corporate income tax rate.	Providing cash flow benefit to businesses to encourage investment.

•	Business reinvestment deferral.

•	Corporates pay capital gains tax only at an effective rate of 15 per cent.	Low effective capital gains tax rate for corporates to prevent lock-in effect.

•	Deduction for learnership agreements.	Encouraging job creation by lowering the cost of hiring new employees.

•	100% deduction for mining extraction operations.	Incentivising mining extraction operations.

•	Gold mining formula (including STC exemption)	Incentivising gold mining extraction operations.

•	Encouraging investment in renew able energy.	Protecting and rehabilitating South Africa’s natural resources.

•	Exemption for specially formed mining rehabilitation trusts.

•	Introducing tax relief for rehabilitation reserve funds.

•	Expanding anti-avoidance provisions.	Protecting South Africa’s tax base.

•	Introducing a tonnage tax.	Promoting investment in the South African shipping industry.

Table C.7 Tax expenditures - Estate duty and donation tax

Rationale for tax expenditure and intended
Source	beneficiaries

Estate duty:

• Deduction of R1,5 million of the dutiable value of an estate for individuals.	Alleviating the overall tax burden of estate duty.

Donation tax:

• Tax exemption for individual and annual donations.	Concession to assist taxpayers when making small donations and protecting the income tax base.

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Table C.8 Tax expenditures - Value-added tax expenditures

Source		Rationale for tax expenditure and intended beneficiaries

Exempt supplies includes:		No input credit can be claimed on exempt supplies.

•	The supply of financial services.	Persons delivering only exempt supplies are deemed not to be carrying on an enterprise and cannot register as a vendor for VAT purposes.
•	The supply of residential accommodation.

•	The supply of road transport.

•	The supply of rail transport.	Educational services and public transport are exempted to provide some relief, as well as for administrative considerations.

•	Trade union subscriptions.

•	The sale or letting of land outside the Republic.

•	The supply of services to members in the course of management of a sectional title body corporate, a share block company and any housing development scheme for the aged.	Exemptions from VAT are generally applied to non- fee based financial services as it is difficult to determine the value added.

•	The supply of educational services by approved educational institutions.	The exclusion of the vendor from the VAT regime (although costs including VAT are passed on to the consumer), is a solution in balancing the needs of the under privileged (by not charging VAT on the service) against revenue considerations.

•	The supply of crèche or after-school for children.

•	The supply by an association not for gain or certain donated goods.

•	The letting of land for the purpose of constructing a residential dwelling.

Zero-rated supplies of services include:		An enterprise that makes only zero-rate supplies may register as a VAT vendor and may reclaim VAT on input costs (supplies received).
•	The transport of passengers and goods to and from an export country.

•	Certain services rendered to non-residents who are outside the country.

•	The insuring of passengers and goods.

•	The arranging of international transport.

•	Services rendered outside the Republic to a user in the Republic – excluding telecommunication services.

•	Welfare activities, such as the provision of food, meals, board, lodging, clothing, or other necessaries, comforts or amenities to aged or indigent persons, children, or physically or mentally handicapped persons.

Zero-rated supplies of goods:		The zero-rating of primary agriculture supply is to assist farmers.

•	The supply of animal feed, animal remedy, fertilizer, pesticide, plants and seed for farming purposes.

•	The supply of basic foodstuffs: brown bread, maize meal, samp, mealie rice, dried mealies, dried beans, lentils, pilchards or sardinella, milk powder, rice,	The zero-rating of basic foodstuffs and illuminating paraffin is intended to provide relief to the poor.

vegetables, fruit, vegetable oil, cultured milk, brown wheaten meal, eggs, edible legumes.

•	The supply of illuminating paraffin.

•	The supply of petrol and diesel fuel.	Petrol and diesel fuel are subject to fuel levies.

•	The supply of goods that are exported.	The zero-rating of exports is in line with international practice of the “destination principle” – where VAT is intended to belevied in the jurisdiction where consumption occurs.

D

Government accounts

Introduction

South Africa’s national government accounts are presented in Annexure B. The structure of the reporting tables have been revised and is based on the recommendations in the most recent version of Government Finance Statistics1 (GFS), which was published in 2001. It is also in line with the recommendations in the System of National Accounts2 (SNA), published in 1993. However, to take into account the specific nature of the South African environment, certain modifications to the structure of the account and the labelling of the receipt and payment items have been made relative to GFS recommendations.

It also deserves mention that the GFS presentation differs in some respects from the presentation in Chapter Two of the Budget Review, which is based on the SNA.

This annexure describes the structure of the government account for South Africa and it explains deviations between GFS recommendations and the way government statistics within the national accounts are compiled and presented. It also contains a section describing the salient characteristics of the part of the SNA system that deals with government statistics.

Recording basis

Both the SNA and the 2001 GFS recommend that items should be recorded on accrual basis, implying that all government transactions, even those that do not give rise to cash flows, should be included in the government account. Examples of transactions that do not give rise to cash flows are changes in inventories and accrued interest. Another consequence of accrual accounting is that the time of recording should coincide with the underlying economic event. This means that the entry does not necessarily coincide with the cash flow, but rather with the change of ownership. For example, in accrual accounting the time debt repayment should be recorded is at the time the debt expires irrespectively of whether or not this coincides with an actual repayment, which gives rise to a cash flow.

The recommendation to use accrual accounting for government financial statements was first made in the 2001 GFS. The South African Government has declared its intention to, over time, follow this recommendation but in the near future the practice to present government data on cash basis will continue. This implies that the time of recording reflects the time the cash flow takes place, not the underlying economic event. However, in some instances modified cash principles are applied. This includes the recording of expenditure at the time of recording the transaction in the cashbook (i.e. at the time the transaction is processed in the system and the cheque is issued) and accruing interest on some types of government debt (i.e. on zero coupon bonds).

In strict cash accounting, the time of recording should coincide with the cash flow. However, in South Africa, entries for the national budget data are made in the time period in which transactions have been captured on the financial systems. For auditing and budgeting control purposes, the national budget system allows for a complementary period for each transaction. This is a period

[1] International Monetary Fund, 1986, Government Financial Statistics. Washington, D.C.: IMF.

[2] United Nations, 1993, System of National Accounts 1993. Brussels/Luxembourg, New York, Paris, Washington, D.C.: Inter-Secretariat Working Group on National Accounts.

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after the financial year-end during which books remain open so that all transactions relating to that specific year can be finalised. These transactions may be summarised as follows:

•	Tax payments made during the financial year but not recorded by the South African Revenue Services until after the end of the financial year.

•	Late requests for funds by government departments to settle obligations relating to the specific financial year.

•	Surrenders of unspent funds by government departments, i.e. funds requested by the departments but not used.

•	Corrections to revenue, expenditure or financing transactions that were, for example, erroneously classified.

•	Adjustments to the expenditure data, for auditing and Parliamentary purposes, to show only authorised expenditure for the particular financial year (i.e. excluding all unauthorised spending).

Introduction of a new economic reporting format

In the 2004 Budget, a new economic reporting format was introduced, replacing the old “standard item” classification with a more appropriate classification in line with international best practice. The aim of this reform was to provide better quality information to legislatures to assist in the policy-making process and to reinforce Parliament’s oversight role.

This reform was necessary due to the fact that many inconsistencies in the application of existing classification standards were identified. For example, disposable baby nappies were sometimes classified as capital expenditure and major school rebuilding projects as current expenditure. This was mainly due to classification rules being inconsistently applied and limited control over their application. It was clear that the existing classification regime was outdated and improperly used and the new format aims at addressing these inconsistencies.

In the design of the new format, the National Treasury endeavoured to ensure that each item label reflects the actual content of the item. In addition, item labels such as “other” or “miscellaneous” have studiously been avoided, as their content is unclear and lack transparency. Moreover, the term “grant” is not used even though it is generally accepted in the GFS. This is because in the context of the South African Constitution the meaning of “grant” differs from that in the GFS.

The structure of the new Economic Reporting Format is discussed in detail in the 2004 Estimates of National Expenditure, issued by the National Treasury, and is summarised in brief in the next section.

Structure of the government account

The South African reporting format organises the multitude of government transactions into three broad categories: receipts, payments and financing. The budget deficit or surplus is calculated as receipts less payments. By definition, it is equal to total financing but with the opposite sign.

Receipts

Government receipts are divided into taxes, sales, transfers, fines, interest, dividends and rent on land as well as financial transactions. Taxes are classified according to the type of activity on which they are levied, including income, profits, consumption of domestic goods and services, and international trade. Sales are disaggregated into sales of capital assets and other sales. Transfers

Annexure D: Government accounts

are unrequited receipts; i.e. the other party does not obtain anything in return. They are classified according to unit, for example, other government units, private corporations, households, etc. Fines consist of all compulsory receipts imposed by a court or quasi-judicial body. The item, interest, dividends and rent on land, includes all revenue associated with ownership of financial assets and land.

The item financial transactions covers two financial transactions only. The first is repayments of loans and advances previously extended to employees and public corporations for policy purposes. The rationale for recording this financial transaction as revenue is that it is fundamentally different from other financial transactions, which are market oriented and thus appear as financing items. The second is associated with stale cheques from previous accounting periods. The temporary increase in revenue before a new cheque is issued is recorded as a receipt. The reason for recording it in this way is because the system does not allow that expenditure for the current period is reduced due to a cancellation of a payment from a previous accounting period. Remaining financial transactions, for example borrowing and repayment of loans on market basis, are not included under this category but under financing.

Payments

Payments are divided into three broad categories, namely current payments, transfers and subsidies and payments for capital assets.

Current payments

Current payments provides for funds directly spent by the department. Detail is provided on the following items:

•	Compensation of employees: This payments category includes all personnel-related expenditure, i.e. all payments to government employees, both salaries and social contributions. Social contributions represent the amounts paid by government for pensions or social security into a social security scheme on behalf of its employees. An example would be payments into the Unemployment Insurance Fund.

•	Goods and services: This item refers to all government payments in exchange for goods and services, but excluding capital assets and goods used by government for construction of and improvements to capital assets. This item would in most instances be the second largest spending item for departments. The specific details of purchases of each department are provided, giving an indication of the four largest spending items by department. For example, in an education department schoolbooks could be listed, while in a health department medicines might appear. This allows the classification to be adapted for the particular data needs of each department, thereby facilitating oversight and policy analysis.

•	Interest and rent on land: This item is defined as payment for the use of borrowed money (interest on loans and bonds) and use of land (rent). It is distinguished from the repayment of borrowed money, which is classified under financing.

•	Financial transactions: This item consists mainly of lending to employees and public corporations for policy purposes. The reason for expensing this payment rather than treating it as financing is that, unlike other financial transactions, the purpose of the transaction is not market-oriented.

Transfers and subsidies

The second part of the payments table provides for funds that are transferred to other institutions, businesses and individuals, and therefore does not constitute final expenditure by the department.

2005 Budget Review

This item therefore includes all unrequited, non-repayable payments by government; i.e. payments for which no goods or services are received in return.

The category transfers and subsidies is sub-divided into the various targeted recipients or beneficiaries receiving funding from government, for example other levels of general government, households, non-profit institutions and public corporations. This allows for the separation of all transfers from expenditure controlled directly by departments.

Transfers and subsidies includes current as well as capital transfers. In the past, capital expenditure included capital transfers. This led to ambiguity, because these numbers could be interpreted as exaggerating the actual contribution to capital formation made by government. By including capital transfers with other transfers, a much clearer picture is provided of government spending on capital.

Payments for capital assets

In economic terms, it is important to identify capital expenditure as a separate item, because this shows Government’s contribution to South African capital formation, as well as the Government’s spending on new infrastructure including improvements/extensions to existing infrastructure. Capital assets are divided into five categories:

•	Buildings and other fixed structures;

•	Machinery and equipment;

•	Cultivated assets;

•	Software and other intangible assets; and

•	Land and sub-soil assets.

Payments for capital assets covers purchases of new assets, as well as extensions and improvements to existing assets. This includes own-account construction; that is, when government units engage in capital projects on own account. An example thereof is the Public Works Department constructing a new road. In this case, certain payment categories are capitalised. The relevant payment categories capitalised are:

•	Compensation of employees; and

•	Goods and services.

These two payment categories are not capitalised unless payments are directly associated with a capital project. A capital project is defined as a project executed by the government unit to construct a new asset or upgrade/improve/extend an existing capital asset. However, payments on current projects, namely maintenance and repair of existing capital assets, are not capitalised.

Financing

The broad classification category, financing, encompasses all financial transactions other than financial transactions in assets and liabilities, which are included as part of receipts and payments. The financing items represent transactions in items on the balance sheets. Items recorded under financing reflect the sources of funds obtained to cover a government deficit or the use of funds available from a government surplus. The most important items under financing are government borrowing, repayments of the principal component of loans incurred in previous periods, and transactions in government deposits and cash balances.

Annexure D: Government accounts

At the highest level, a distinction is made according to residence of the other party to the transaction; i.e. between financing originating from domestic and foreign sources. These two components are then disaggregated by transaction category (loan, deposit, bond, etc.).

Functional classification

The GFS recommends that each government payment should be classified in two ways, namely according to its functional and economic characteristics, and the new reporting format is in compliance with this recommendation. The items in the economic classification have been described above, under the heading payments. The main function of the economic classification is to categorise transactions according to type of object or input, for example, compensation of employees, interest payment, etc. This is crucial, as data must be classified this way for calculation of the surplus or deficit, as well as government contribution to the economy in the form of output, value added and final consumption.

The functional classification is complementary to the economic classification. It serves to distinguish transactions by policy purpose or type of outlay. This is also referred to as expense by output. Its main purpose is to facilitate understanding of how funds available to government have been spent. Examples would be health, education, administration, judicial services, etc.

The broad categories in the functional classification are listed below:

•	General government services refer to those indispensable activities performed by the state, the benefits of which cannot be allocated to specific groups, businesses or individuals. These include fiscal management, general personnel management, and conduct of external affairs, public order and safety.

•	Protection services include all services that ensure the safety and security of communities, namely defence, police, justice and prisons.

•	Social services are supplied directly to the community, households or individuals, and include education, health care, social security and welfare, housing, community development and recreational and cultural activities.

•	Economic services cover government expenditure associated with the regulation and more efficient operation of the business sector. This category incorporates government objectives such as economic development, the redressing of regional imbalances and employment creation. Economic services provided to industries include trade promotion, geological surveys and the inspection and regulation of particular industries.

It deserves mention that expenditure in a particular budget vote may cover more than one function; for example, spending in the health vote may include spending on education (medical training), and on medical functions.

National budget data versus GFS recommendations

As mentioned above, compilation of national budget data published in Annexure B of this Review is based on GFS guidelines. GFS principles are used for the classification of all transactions at detailed level, however, there are important differences in the final presentation of the data. This explains why the presentation of the government accounts in this publication differs from that published in the Quarterly Bulletin of the South African Reserve Bank (SARB), which strictly adheres to GFS recommendations.

The differences between the National Treasury format and that of the SARB is mainly in the structure of the account presented compared to that of the GFS, as well as the use of different labelling for some items. However, due to the fact that the same basis of classification is used at

2005 Budget Review

the detail level, it is possible to convert the South African government tables into a GFS table with a very high degree of accuracy. This is useful for purposes of international comparisons.

The most important structural difference is that the receipt and payments tables include both current and capital transactions in the South African reporting format. This is in variance to the GFS presentation of the government account where current and capital transactions are presented in separate sub-accounts.

Differences in item labelling includes the following:

•	The South African presentation does not include any unclear terms such as other and miscellaneous.

•	The term grant is not used in South Africa. In the GFS, the term grant includes all funds flowing from one level of government to another level. However, in the South African context, the majority of funds flowing to other levels of government are not appropriated as grants but are identified as direct charges on the National Revenue Fund and are therefore included under transfers.

•	More detail is provided on the various transfer categories in the South African presentation. This is to enhance transparency and facilitate the monitoring process, especially on the payment side.

•	Finally, in the South African presentation, certain items are labelled more clearly than in the GFS version. For example, instead of using the term sales of goods and services for sales of goods and services produced by government, the label used in the South African presentation is simply sales of goods and services produced by a department. The intention is to enhance transparency and facilitate understanding of the various transaction categories.

National budget data versus the national accounts presentation

The system of national accounts is a coherent, consistent and integrated set of macroeconomic accounts, balance sheets and tables based on a set of internationally agreed concepts, definitions, classifications and accounting rules. It provides a comprehensive accounting framework within which economic data can be compiled and presented in a format designed for economic analysis, decision taking and policy making. The national accounts are compiled for a succession of periods, thus providing a continuous flow of information for monitoring, analysis and evaluation of economic performance.

The SNA provides a framework for calculating gross domestic product (GDP), gross national income (GNI), savings, capital formation and other key economic variables. SNA data pertain to all resident units in a given economy, which is divided into five sectors. The government is one of these five sectors.

In the national accounts, entries are made to reflect the perspective of all resident economic units, whereas the government account reflects the government perspective only. This inevitably leads to some differences in the accounting frameworks for the national accounts and the government account. For example, own-account construction is recorded as payments for capital assets in the government account with a counter-entry to reflect the use of financial assets or incurrence of a financial liability to finance the transaction. In the national accounts, on the other hand, the recording of the transaction is not complete until entries have also been made to reflect the production of a capital asset and the input in the production process of the asset. The productive activity is shown as output in the national accounts. The input is compensation of employees and the goods and services used in the production process. The values for output and compensation of employees/goods and services can be derived from the government account for national accounts

Annexure D: Government accounts

purposes, but are not directly shown in the financial statements of government. This implies that the values of compensation of employees and goods and services in the government account differ from compensation of employees and goods and services payable by government in the national accounts.

Indeed the government account is different in many ways from the national accounts framework, which provides the foundation for the statistics presented in Chapter Two of this document. In addition, as discussed above, the government accounts used in South Africa differs from the government account drawn up in the GFS. The most important differences are highlighted in the table below:

     Table D1 Differences between South African reporting format and government statistics in the 1993 SNA and 2001 GFS

	Budget data	GFS	SNA

Basis of reporting	Mainly cash basis; i.e. mainly cash transactions are included in the account. Thus, estimates for consumption of fixed capital and remuneration-in-kind are not included in the account. In addition, the time of recording reflects the cash flow. For example, goods and services are recorded when they are purchased.	Accrual basis; i.e. including all non-cash transactions, for example remuneration in kind and consumption of fixed capital, In addition, the time of recording reflects the underlying economic event, not the cash flow. For example, goods and services is recorded when they are used in the production process, not when they are purchased.	Accrual.

Compensation of employees	Does not include compensation of employees paid out to government employees who are engaged in government own-account construction in association with a capital project.	Does not include compensation of employees payable to government employees who are engaged in government own-account construction in association with a capital project.	Includes compensation of employees payable to government employees, who are engaged in government own-account construction in association with a capital project.

Goods and services	Does not include purchases of goods and services used in connection with a capital project within the context of government own-account construction.	Does not include the value of goods and services used in connection with a capital project within the context of government own-account construction.	Includes the value of goods and services used in connection with a capital project within the context of government own-account construction.

Sales by government	This item is explicitly shown in the government account.	This item is explicitly shown in the government account.	This item is not shown anywhere in the national accounts. Instead it is used to estimate final consumption by government.

Output, final consumption, savings, disposable income	These variables are not explicitly shown in the government account, but the account can be used as framework to derive values for them.	These variables are not explicitly shown in the government account, but the account can be used as framework to derive values for them.	These variables are explicitly shown in the accounts. Estimates for these variables have been made from data in the government account.

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E

Explanatory memorandum to the
Division of Revenue

Background

Section 214(1) of the Constitution of South Africa requires that every year a Division of Revenue Act determine the equitable division of nationally raised revenue between the three spheres of government. The Act should also explain the formulae for dividing the equitable shares among the 9 provinces and 284 municipalities.

The Intergovernmental Fiscal Relations Act (No. 97 of 1997) reinforces section 214 of the Constitution by promoting co-operative governance on fiscal, budgetary and financial matters and by prescribing the process for determining the equitable sharing and allocation of revenue raised nationally. It establishes the Budget Council and Budget Forum - the consultative intergovernmental forums for the budget and fiscal management process. Sections 9 and 10(4) of the Act set out the consultation process to be followed with the Financial and Fiscal Commission (FFC), including the process of considering recommendations made with regard to the equitable division of nationally raised revenue.

This explanatory memorandum to the 2005 Division of Revenue Bill fulfils the requirement set out in Section 10(5) of the Intergovernmental Fiscal Relations Act which requires the Division of Revenue Bill to be accompanied by an explanatory memorandum detailing how the Bill takes account of the matters listed in section 214(2) (a) to (j) of the Constitution, Government’s response to the recommendations of the Financial and Fiscal Commission and any assumptions and formulae used in arriving at the respective divisions among provinces and municipalities.

The explanatory memorandum contains six parts. Part 1 is a summary of how the Bill and the division of revenue take account of Section 214(2)(a) to (j) of the Constitution. Part 2 sets out how the FFC’s recommendations on the 2004 division of revenue have been taken into account. Part 3 outlines the fiscal framework that informs the division of resources between the three spheres of government. Part 4 explains the new formula and criteria for the division of the provincial equitable share among provinces, and also for conditional grants to provinces. Part 5 sets out the new formula and criteria for the division of the local government equitable share and conditional grants between municipalities. Part 6 summarises issues that will form part of subsequent reviews of sub-national fiscal frameworks.

This explanatory memorandum must be read with the Division of Revenue Bill. The Division of Revenue Bill and its underlying allocations are the culmination of extensive consultation processes between the three spheres of government. The Budget Council deliberated on the matters discussed in this memorandum at its annual Lekgotla from 2 to 5 September 2004, and meetings of 8 June, 14 October and 6 December 2004 and 3 February 2005. The approach to local government allocations were discussed with organised local government at several technical meetings with the South African Local Government Association (SALGA), culminating in a meeting of the Budget Forum (Budget Council plus SALGA) on 14 October 2004. The Ministers’ Committee on the Budget (which also consulted MECs for Finance on social sector budgets) forwarded its recommendations on the division of revenue to Cabinet for consideration. An Extended Cabinet meeting, involving Cabinet Ministers, Premiers of provinces and the chairperson of SALGA, was held on 20 October 2004 and agreed on the final budget priorities and the division of revenue over

2005 Budget Review

the next three years. Subsequent revisions to the provincial and local government framework after the Medium Term Budget Policy Statement tabled on 26 October 2004 have also been discussed in the Ministers’ Committee on the Budget, Budget Council, SALGA and FFC, and approved by Cabinet.

Part 1: Taking account of factors set out in the Constitution

This part shows how Government complies with section 214(2) of the Constitution, which requires that the annual Division of Revenue Act only be enacted after taking account of the factors in sub-section 214(2) (a) to (j) of the Constitution. Government’s medium term strategic goals give effect to section 214(2) (a) to (j) of the Constitution and form the thrust of the 2005 MTEF which consolidates efforts targeted at strengthening investment and job creation, reducing poverty and supporting vulnerable groups, education and skills development, creating sustainable communities, and enhancing service delivery. Government’s priorities centre on the following key focal points:

•	Promoting economic growth through an increase in the rate of productive investment in the economy.

•	Improving the quality of livelihoods for the marginalised by encouraging employment and enterprise development.

•	Maintaining a social security net, while mobilising human resources and investing in community services.

•	Improving the State’s capacity by enhancing public administration and fighting crime.

•	Promoting international and regional relations for growth and development.

The 2005 Budget Review sets out in detail how the constitutional issues and Government’s priorities are taken into account in the 2005 Division of Revenue. It focuses on the economic and fiscal policy considerations, revenue issues, debt and financing considerations and expenditure plans of Government, and aspects of provincial and local government financing, are discussed in chapters 6 and 7. Readers are thus advised to read this annexure with the 2005 Budget Review. Below is a summary of the Constitutional principles that informed the division of revenue.

National interest and the division of resources

After 10 years of democracy during which Government has consistently and steadfastly pursued the objective of a stable macroeconomic environment, and reduction in income poverty, South Africa has begun to enjoy the fruits of this policy through higher growth, low and stable inflation and signs that the economy is beginning to experience the creation of jobs. Government remains committed to eradicating social exclusion, creating more employment opportunities, reducing crime, addressing HIV and Aids, developing an efficient public service and nation-building which are key contributors to a better life for all South Africans. Since programmes to meet these goals cut across all three spheres of government, and often across departments, they are most appropriately guided by policies set by national government. Broad-based programmes in the national interest introduced by Government include the prioritisation of the social sectors (education, health and social welfare), expansion of the social safety net, nutrition (including food security), housing, sustainable infrastructure development (at provincial and municipal level) and rural development. One of the key reforms introduced in the national interest includes a change in the way social grants are to be funded, by centralising its funding from the national equitable share.

Annexure E: Explanatory memorandum to the Division of Revenue

Provision for debt costs

Government’s debt management strategy over the past few years has contributed to the current strong macroeconomic environment. Government has succeeded in bringing down debt service costs, thus freeing up more funds for essential public expenditure, while contributing to capital market stability. Debt service costs as a percentage of GDP are set to continue to decline. Government will continue with its prudent debt management strategy over the medium term. Chapter 5 in the 2005 Budget Review deals with financing the budget deficit and debt service costs.

In deciding the division of revenue between the three spheres of government provision is made for the proceeds of borrowing by national government. The bulk of that borrowing is in the form of savings of South African citizens and the remainder is in foreign savings. In recognition of Government’s obligation to repay those citizens and to protect the capacity to borrow at the lowest rates, the costs of servicing debt are met before resources are shared. Most of this borrowing went into financing Government programmes across the three spheres of government. Chapters 3 and 5 discuss debt costs and their financing in more detail.

National government needs and interests

While taking into account the exclusive and concurrent functions assigned to provincial and local governments, the 2005 division of revenue provides for functions that transcend provincial and local boundaries and serve national interest. These include growing the economy, creating a stable macroeconomic environment, protecting its citizens, dealing with equity and fairness in society and at the same time addressing poverty and vulnerability. More directly, national government is strengthening foreign relations through, involvement in peacekeeping efforts in other parts of Africa and its representation in multilateral institutions such as the World Bank, International Monetary Fund, World Trade Organisation, SADC and the African Union, among others. Key priorities on the national budget are the strengthening of the integrated justice sector, infrastructure development and rehabilitation, employment creation and programmes aimed at alleviating poverty. The national sphere is also responsible for meeting the contractual and statutory commitments of the state and for providing transversal systems of governance, including tax administration and financial information systems. National government is responsible for policy development, regulation and monitoring of functions shared with provincial and local government.

Provincial and local government basic services

The division of revenue provides equitable share increases to provinces and local government to give effect to Government’s commitment in progressively meeting basic needs. The formulae used to divide resources among the 9 provinces and among the 284 municipalities takes into account the powers and functions of these spheres. This year’s division of revenue strengthens current pro-poor programmes and seeks to extend the outreach of basic services to the poor. The housing programme is allocated an additional R2 billion rand over the next three years reflecting Government’s commitment to speed up housing delivery and at the same time develop sustainable communities. Government also recognises the need to invest in old townships and new housing estates aimed at creating integrated and dynamic urban livelihoods alongside the municipal infrastructure investment programme — focused on basic residential services infrastructure such as water, sanitation, roads and refuse removal. In this regard R3 billion is set aside for this community investment programme. To improve access to free basic services and deal with backlogs in basic municipal infrastructure, all funds for municipal infrastructure have been consolidated into the Municipal Infrastructure Grant (MIG). The MIG is further augmented by R1,2 billion to eradicate the bucket system and replace it with a proper waterborne sanitation system. Chapter 7 contains further details on national transfers to provinces and local government.

2005 Budget Review

Fiscal capacity and efficiency

The Constitution assigns substantial revenue-raising powers to the national sphere. Despite the promulgation of the Provincial Tax Regulation Process Act (No. 53 of 2001), no province has as yet introduced a new provincial tax. Consequently provinces still have limited revenue-raising capacity relative to the resources required to deliver provincial functions, which do not lend themselves to self-funding or cost recovery. To compensate for this, provinces receive the largest share of nationally raised revenue. Local governments finance most of their expenditure through property rates, user charges and fees. It is recognised, however, that rural municipalities raise significantly less revenue than the urban metro municipalities.

Developmental needs

Government’s priorities and the division of revenue are aligned to the Millennium Development Goals which seek to, among other things, eradicate poverty, ensure a minimum level of schooling, reduce child mortality, combat HIV and Aids and other diseases, ensure environmental sustainability, and develop a global partnership for development. The extent of interventions needed in South Africa differs among provinces and among municipalities mainly due to the disproportionate development strategies of the apartheid era. Government’s priorities over the years have sought to ensure that social and economic deficits inherited from apartheid are addressed. The 2005 Budget reinforces Government’s commitment of addressing and achieving its developmental goals.

The equitable share formulae for provincial and local government and specific conditional grants are revised to deal with the disproportionate levels of development among provinces and among municipalities. Further, various infrastructure grants and growing capital budgets aim to boost economic and rural development of provinces and municipalities and at the same time address the social and economic infrastructure backlogs.

Economic disparities

Economic disparities exist between and within provinces and municipalities. The equitable share formulae are redistributive and recognise that provinces and municipalities have different demographic and economic profiles and markedly different levels of economic development. In particular, Government has increased allocations to invest in economic infrastructure like roads, and social infrastructure like schools, hospitals and clinics, in order to accelerate economic growth and job creation. Under the umbrella of programmes such as the Expanded Public Works, Government intends to spread opportunities for more South Africans to engage in income earning activities.

Obligations in terms of national legislation

While the Constitution confers significant autonomy on provincial governments to determine provincial priorities within a national policy framework and allocate provincial budgets, national government retains responsibility for policy development and for monitoring implementation within concurrent functions. Although the equitable share allocations and other transfers allow provinces and local government discretion, national policies create mandates, which define the broad framework within which provincial and municipal budgets are framed. Conditional grants also provide funding for national priorities that are implemented by provincial or local government. These include grants for housing and integrated nutrition.

Annexure E: Explanatory memorandum to the Division of Revenue

The enactment of the National Health Act, Social Assistance Act and Social Security Agency Act impacts on future obligations of the provincial and local spheres of government. These sets of legislation are implemented on a phased basis in order to minimise their impact on the services delivered by provincial and local governments. For example, the primary health care function currently administered by district and local municipalities is shifting to the provincial sphere and will be phased in over the next few years. The social security grant function will be administered by national government through an agency and will, as an interim measure be funded through a conditional grant from 1 April 2005 to ensure its smooth transition to the national agency.

Predictability and stability

Government has resolved that the equitable shares for a given year will be based on estimates of nationally raised revenues, as announced in the Budget. Provincial and local government equitable share allocations are based on projections of revenue to be raised nationally. These allocations are protected. In the event that nationally raised revenue falls short of the estimates, the equitable share will not be adjusted downwards. All conditional grants to be allocated to provinces and local government are allocated on a three-year basis to enable the two spheres to undertake forward planning of programmes funded through these grants. The Bill also requires provincial governments to publish all their grants to local government per municipality. In addition, care is taken when the provincial and local government formulae are revised that their impact on the funding streams to these spheres are minimal.

Furthermore, the Division of Revenue Bill specifies that all allocations must be transferred according to a payment schedule. Thus, at the beginning of the financial year, provinces and local governments are assured of the resources they will receive and know the dates on which the allocations will be transferred. Any amendments to the payment schedule require a fair and transparent process. The Bill also enables provincial and local governments to account for all transfers from the national government. Greater certainty of revenues improves the quality of budget planning and expenditure projections in all spheres of government.

Need for flexibility in responding to emergencies

When Government introduced multi-year rolling budgets seven years ago, it also introduced the concept of a contingency reserve. Government has flexibility to respond to emergencies or other needs through a contingency reserve that provides a cushion for “unforeseeable and unavoidable” expenditure. Sections 16 and 25 of the Public Finance Management Act make specific provision in relation to allocation of funds to deal with emergency situations while section 30(7) deals with adjustment allocations in respect of unforeseeable and unavoidable expenditure. The Disaster Management Act provides the legal framework for government to respond to emergencies. In addition to the prescripts of the PFMA and the MFMA, Government is developing a framework that would allow it to respond more speedily to disasters, where these may occur.

Part 2: Response to the Financial and Fiscal Commission
recommendations

Section 214 of the Constitution and Section 9 of the Intergovernmental Fiscal Relations Act require the Financial and Fiscal Commission (FFC) to make recommendations on or soon after April every year on the division of revenue for the coming budget. In view of the April 2004 elections, the FFC complied with this obligation by tabling its submission entitled “Submission for the Division of Revenue 2005/06-Proposals from the FFC Review of the Intergovernmental Fiscal relation System” in Parliament in June 2004. Subsequently, the FFC also submitted two supplementary proposals at the end of January 2005. The first one suggests a possible approach on

2005 Budget Review

how to determine the amount of funds to be shifted from the provincial equitable share with the social security function. The second proposal is a further elaboration of the FFC’s model for allocating capital grants to provinces.

The Constitution and section 10 of the Intergovernmental Fiscal Relations Act require national government to take account of the annual recommendations of the FFC when determining the division of revenue between the three spheres of government. This part of the explanatory memorandum sets out how the Government has taken into account the FFC’s recommendations when determining the division of revenue for the 2005 MTEF.

The 2005 FFC proposals, although covering a broad range of issues, are divided into three main parts:

•	Part 1 reviews the provincial equitable sharing system and covers the provincial equitable share formula, provincial own revenue and the use of conditional grants in the transfer system.

•	Part 2 reviews the local government equitable sharing system and covers the different ‘funding windows’ of the local government equitable share formula, measurement of municipal revenue-raising capacity, explores any linkages between the local government equitable share and the infrastructure grant formulae, and pronounces on the ceding of the equitable share as security for municipal loans.

•	Part 3 reviews the Intergovernmental Fiscal Relations system and covers poverty targeting, the budgeting systems supporting the IGFR system, and evaluates the key data sources needed to support the IGFR system.

While some of the proposals contained in the FFC’s submission for the 2005 Budget are new, others represent reiteration, improvements and refinements of past proposals. Accordingly, some of Government’s past responses are still relevant and where this is not the case explanation is given. For instance, the FFC calls for a review of the intergovernmental system and a change in the financing of social security grant. The two proposals were accepted last year, and as it will be evident in the later discussion, Government has also taken steps to address the two proposals.

A major part of the review of the intergovernmental system focused on the need to implement new formulae for both the provincial and local government equitable share grant. This has required careful examination and analysis of policy and implementation issues surrounding the shifting of social grant funding from the provincial equitable share to the national equitable share, and for the local government equitable share on the creation of Regional Electricity Distributors (REDs). Work on other aspects of the review is still under way and its recommendations will be considered for implementation in future budgets.

Significant progress has been made on the tax frameworks for provinces and local government. Despite the provincial taxation framework, no province has as yet formally submitted a proposal for any new provincial tax. With regard to municipalities, aspects of the new property rates system will be implemented over the 2005 MTEF.

With regard to borrowing, municipalities are now able to borrow more easily with the Local Government: Municipal Finance Management Act (MFMA), which took effect from 1 July 2004. Coming regulations on municipal borrowing will give further effect to the local government borrowing framework.

In relation to provinces, Government is exploring how to give effect to provincial borrowing, beginning with loans from the Development Bank of South Africa. However, the biggest challenge facing both provinces and municipalities is that of modernising and improving capacity to spend on capital before considering borrowing, as spending capacity is still significantly lower than budgetary resources.

Annexure E: Explanatory memorandum to the Division of Revenue

Part 2.1: Review of the Provincial Equitable Sharing System

FFC proposal on the weights assigned to the different components in the provincial equitable share formula

The FFC proposes that the weights assigned to the different components of the provincial equitable share formula need to be revised to take account of the changing priorities and changing composition of shares of social services in total provincial expenditure.

Government’s response

Part of the divergence in the weights in the formula and shares of education, health and welfare in expenditure has been due to very rapid changes in the composition of provincial expenditure. This was largely influenced by two factors: a very sharp growth in social security expenditure and strong growth in expenditure on non-social services functions mainly attributed to substantial resources allocated towards infrastructure and other non-personnel inputs.

The weights in the new formula have been rescaled, to take into account the impact of the shifting of the payment of social security grants to national government on expenditure. The rescaled weights were then adjusted to be in line with the average share of education and health in total provincial expenditure over the last three years. The shares are based on provincial expenditure exclusive of conditional grants.

FFC proposal on the education component of the formula

The FFC proposes that ‘the formula used to allocate the education component of the equitable share be revised to end the double weighting of school age children.’ In this respect, the department of education should ensure that reliable school enrolment data is collected regularly.

Government’s response

Government has taken this recommendation into account by proposing equal weights for the two elements — school age and enrolment — rather than a complete abolishment of the school age element. There are still good arguments for retaining the school age cohort in the education component. Firstly, unlike the enrolment data, the age cohort data are gathered independently of schools through censuses, and will therefore not have any systematic bias. They therefore attenuate the impact of any systematic inaccuracies that might exist in the enrolment data. Secondly, the measure reflects the approximate number of pupils who ought to be at school at any given time in a province.

Previously, the inclusion and double weighting of school age was a carefully considered decision, and took into account the objective of eliminating out-of-age enrolment, which reflects an inefficiency in the education system. Notwithstanding evidence of a drop in out-of-age enrolment, in view of the above considerations, Government has decided to retain this element in the formula, albeit with a reduced weight.

FFC proposal on the funding for Early Childhood Development (ECD)

The FFC proposes that, given that ECD is funded through the provincial equitable share, the education component should be augmented by at least the full amount of the current conditional grant.

2005 Budget Review

Government’s response

In relation to ECD the approach taken by Government is consistent with the FFC recommendation. The funds that previously flowed as a conditional grant are now part of the provincial equitable share. The adjusted weight for education has taken into account the share of education budget, including the full amount of the current ECD conditional grant. Further, the age cohort data in the formula includes the age group attending grade R.

FFC proposal on the health component of the formula

FFC proposes that ‘in the case of health care services, the formula should be revised to take account of the gender and age profile of the population in order to reflect differential needs for health care services.’ Furthermore, the national department of health should ensure that data on health care utilisation rates for different population groups is regularly collected.

Government’s response

Government explored the possibility of using age and gender profiles, as well as taking into account health utilisation rates when the health component was reviewed. This would be a better approximation of relative demand for health care. However, the data required to make such a change in the formula are not readily available.

The proposed use of data on differential utilisation rates for different age groups and gender, while sensible, is not possible to implement immediately, as there are variations in the manner in which such data are collected across health institutions. Indeed, if such data were to be available and comparable, it would be worthwhile exploring more sophisticated measures of relative demand for health services. The FFC notes in its review of the health component that a survey would have to be undertaken “to quantify the intensity of use of public health facilities...to design the variable and weighting system.”

A further constraint is that even if utilisation information were available per hospital and per clinic, cost centre information is generally not available per hospital or per clinic. This makes it impossible at this stage to “consider the possibility of economies of scale or unit cost differences among the provinces resulting from population density” in the fashion proposed by the FFC.

Government is in agreement with the FFC that steps need be taken to collect data on health utilisation rates for the different age and gender groups regularly. The health sector will need to put in place mechanisms for collecting such information, and ensuring that they are reliable and comparable. It will take several years before such information will be available.

FFC proposal on the welfare component of the formula

The FFC proposes that the welfare component (social security grants) should be removed from the formula and the function be converted into a conditional grant or any other appropriate funding mechanism while the issue of the National Social Security Agency is addressed. In addition the national Department of Social Development must ensure that adequate measures are in place to monitor the proper administration and payment of social security grants.

In its supplementary submission titled “The financial and institutional implications of shifting the social security transfers and their administration to national government” the FFC presents three options for dealing with the function shift. The first option is to shift an amount equal to the share of welfare in the equitable share formula, which is 18 per cent. The second option is to take an amount equal to 18 per cent plus 6,8 per cent. The last option is to separate social security expenditure from total provincial social development expenditure so that only the portion spent on social security is shifted from the provincial equitable share.

Annexure E: Explanatory memorandum to the Division of Revenue

Government’s response

In the main, the FFC proposal regarding social security is a reiteration of a previous recommendation, which Government is already implementing. In this regard, the South African Social Security Agency Act was enacted and amendments to the Social Assistance Act have been effected. The shifting of the financing and administration of social security grants impacts significantly on the current size and formula of the provincial equitable share. The provincial equitable share will be reduced while the national equitable share will be increased to fund social grants.

A key decision in this respect for the 2005 MTEF is the amount or percentage share of funds to be taken away from the provincial equitable share. After taking into account current trends in social security expenditure and based on projected demand for grants, taking account of future changes in grant values, the provincial equitable share has been reduced. At the same time, two conditional grants totalling R181 billion over the next three years, have been created. Overall the approach adopted by Government (and after consultations with the Budget Council and Extended Cabinet) takes account of both options 2 and 3 proposed by the FFC in its supplementary submission. The supplementary submission from FFC on social grants was submitted to Government after Government adopted its approach, and after their tabling on 26 October 2004 in the Medium-Term Budget Policy Statement.

The national Department of Social Development will administer social grants as two conditional grants to provinces until such time that the Agency is fully established and ready to take over the function. Like all conditional grant the funds will thus be appropriated on both the vote of the national Department of Social Development and provincial departments.

FFC proposal on the economic activity component of the formula

The FFC proposes that ‘in the absence of significant own revenue from provinces, the economic activity component of the provincial equitable share formula should be defined to provide for the maintenance expenditure requirements of social and public infrastructure and should be redesigned accordingly’.

Government’s response

Government accepts the need to support provinces in funding the maintenance of social and public expenditure, but believes that existing conditional grants like the provincial infrastructure conditional grant and hospital revitalisation grant are adequate, when taking account of capacity. Government believes that the review of provincial conditional grants must first be completed before a determination can be made on whether the provincial equitable share formula needs to be adjusted for maintenance of social infrastructure. A further point to note is since some provinces have relatively more backlogs than others, it may be more feasible at this stage to fund such backlogs through a conditional grant. Furthermore, Government supports the FFC proposal that provinces should be encouraged to raise more own revenue.

Arising from the review of the equitable share formula, Government proposes to retain the economic activity component with a weight or share of 1 per cent. This is because this component significantly reduces the redistributive thrust of the equitable share formula.

2005 Budget Review

FFC proposal on equity and efficiency aspects of the formula

The FFC proposes that, to address certain equity and efficiency considerations, the ‘provincial equitable share formula should be revised to account for relevant cost disabilities of provinces’.

Government’s response

While conceptually appealing, this proposal would be hard to implement at this stage. Firstly, very few of the services that provinces are responsible for delivering lend themselves to succinctly defined standards at this stage to allow calculation of the cost differential of rendering the same standard of service across provinces. Secondly, the costs of providing certain public services are difficult to ascertain (given that provinces need to have better cost centre information) and determining them would require more information than is currently available. A further challenge would be to separate the component of the differential that is due to factors beyond each province’s control from variations in efficiency levels. Lastly, it is unclear how one would control for the quality aspects of the inputs in determining the cost differentials. It would appear that this proposal has elements of a costed norms approach and some of the reasons why Government did not adopt the approach would hold against the “cost disabilities” argument.

The FFC proposal on the provincial infrastructure grant

The FFC proposes that Government should incorporate the backlogs component of the provincial equitable share formula into the basic component and a separate conditional grant should be set up for financing capital infrastructure. This should be allocated to provinces using the FFC’s proposed provincial capital grants model.

The FFC further submitted a supplementary proposal in which it explains in more detail its proposed capital grant model.

Government’s response

Firstly, as the revised provincial equitable share formula shows, Government accepts the proposal that the backlog component be removed from the equitable share formula. Secondly, the proposal of using a conditional grant to fund infrastructure is also accepted hence the continued retention of the infrastructure grant for provinces.

Nevertheless, a number of practical problems make it impossible to implement the FFC’s capital grant proposal beyond the two aspects referred to above. Firstly, the model needs data that are not available, for example very little is known about the value and condition of Government’s capital stock. Secondly, given the very dynamic nature of population migration patterns in South Africa, an appropriate infrastructure model would need to take this into account to prevent building infrastructure in areas that are losing people while not attending to pressure on infrastructure in areas where people are moving. This is the real dilemma that Government is facing to which there are no easy answers. Nevertheless, the National Spatial Development Perspective that has been adopted by Government will begin to provide an overarching framework to guide future infrastructure plans. Lastly, there are other developments that need to be explored further before changing the way provincial infrastructure development is financed, going forward. Chief among these are the possible introduction of new taxes and introduction of borrowing by provinces, and the exploration of alternative approaches to the financing of large-scale capital projects that have national economic effects.

Annexure E: Explanatory memorandum to the Division of Revenue

The FFCs observations in the use of conditional grants in the transfer system

The FFC makes a number of conclusions on the conditional grant system. Firstly, that the mobilisation of resources within the conditional grant system may require a review of the policy on the shifting of funds from provinces that are not spending their conditional grants to provinces that are spending. Secondly, that there is a need for formal agreements between the national sphere and the recipient province in the conditional grant system. Thirdly, that there is a case for relaxing some of the stringent conditions for different conditional grants, especially those that seek to ensure adherence to norms and standards.

Government’s response

Government agrees with the FFC on the need to review provincial conditional grants, and deal more systematically with how underspending on conditional grants can be taken into account when determining how to divide such grants between provinces. The dilemma facing Government is that in many instances it is poor provinces with relatively large backlogs in infrastructure that have poor capacity, and hence will be further discriminated against if spending capacity is taken into account. Notwithstanding this dilemma, for the first time, the Division of Revenue Bill proposes reallocation of conditional grant funds within the financial year precisely to deal with the problem of underspending.

Cabinet has also agreed that a review of all hospital grants be prioritised for the 2006 MTEF, and should be completed by the Department of Health and National Treasury by September 2005. This is an area that Government hopes the FFC will make further recommendations in its 2006 submission.

Part 2.2: Review of the Local Government Equitable Sharing System

FFC proposal on the use of funding windows in the local government equitable share formula

The FFC proposes that Government should avoid the use of funding windows in the equitable share formula. The following concerns are raised with respect to the use of funding windows in the equitable share:

a)	There is no indication from Government that these windows are temporary.

b)	There is no information on the basis for determining the global allocation to each funding window, or for that matter the S and I components.

c)	There is duplication between the S component and the Free Basic Electricity and Free Basic Services windows.

Government’s response

Government has previously indicated that the current equitable share formula for local government has shortcomings, and requires a fundamental review. However, replacing this formula has not been an easy task due to lack of data on each municipality. Government is in agreement with the FFC that the windows approach in the equitable share formula should be avoided where possible, hence the new formula abolishes the windows approach, replacing it with a component-based approach.

2005 Budget Review

FFC proposal on the structure of the local government equitable share formula

The FFC reiterates it previous proposal that the long-term equitable share formula should be based upon the constitutional requirements, which suggests the following formula:

LES = S + B + I + T + m

Where:

LES = Local government equitable share allocation

S = Component to support the delivery of basic municipal services

B = Component to fulfil other constitutional and legislative requirements

I = Component to finance core administrative functions

T = Component for tax capacity equalisation

m = Spillover grant to provide finance for services with intermunicipal spillover effects

Government’s response

Government is in agreement with the broad approach proposed by the FFC on the structure of a new formula. This is particularly important for the I and S components. Government has also taken a revenue-raising component into account in the new formula. However, Government does not believe that it is practical to consider a spillover grant and a component to fulfil other constitutional and legislative requirements.

FFC’s proposal on assessment of municipal service cost

The FFC proposes that the assessment of municipal service costs should be informed by the following principle:

a)	Residents in a given jurisdiction have the right to a basic level of service provision.

b)	That there will be different types of service delivery within the basic level owing to the nature of the technology required.

Government’s response

Government is in agreement with the FFC that residents have a right to basic level of service provision, and that municipalities need to be funded for this taking account of their fiscal capacity. However, this approach also has potential weaknesses, particularly where a municipality is unable to provide or fails to prioritise provision of basic services to all its residents. The fact that many municipalities have weak management and data systems makes the monitoring of services very difficult at this stage. Census information only allows a form of measurement once every five or ten years, rather than annually. Government is considering what forms of annual surveys may be undertaken to produce information on progressive improvements in service delivery per municipality.

The new formula also makes provision for municipalities that offer higher levels of service, for example, water-borne sanitation as opposed to more basic sanitation systems. However, this approach is in an early stage of development, with Government using indicative costs based on its own research. Government is mindful that the formula is not a costed norm for services, but an indicative guide for the budget of the municipality — this is even more relevant where a

Annexure E: Explanatory memorandum to the Division of Revenue municipality has significant revenue raising capacity. More research will be necessary to further develop the approach of catering for different levels of service, but a basic form is adopted for the new formula.

FFC’s proposal on the review of the local government equitable share formula

The FFC proposes that the following principles should inform the development of the methodology for assessing municipal service costs:

a)	In developing a measure of expenditure needs, municipalities should not be able to influence the magnitude of their expenditure needs through fiscal decisions;

b)	The methodology should not be too data intensive;

c)	A strategy that combines statistical analysis of data with expert opinion provides a realistic approach for South Africa;

d)	Calculations of the costs of providing basic services should be built up separately for each local government function; and

e)	It is important that the grant formula should be as simple as possible.

Government’s response

Government is in agreement with the FFC that the formula should be as simple as possible, and not too data intensive. Indeed, Government does not have much choice in this respect given data limitations. The new formula adheres to this approach.

Government also agrees that more information and data are required on each basic service, for purposes of research, modelling and analysis, rather than for allocations. In this respect, Government concurs with the FFC that a more accurate measure of expenditure needs of municipalities should be developed, but for the purpose of better modelling and analysis only. Lastly, Government is of the view that consideration should also be given to exploring alternative data sources in the absence of a Census. However, an approach should be developed similar to the one proposed by the FFC to ensure that credibility of data is not compromised.

Government also believes that the impact of the establishment of regional electricity distributors will have a significant impact on municipal finances. Government has adopted a set of working principles to guide such restructuring of electricity distribution (outlined in Part 6), and it is hoped that the FFC will make recommendations on the impact of this restructuring in its 2006 submission.

FFC proposal on a revenue-raising capacity measure

The FFC proposes that consideration should be given to applying a revenue raising-capacity measure to the local government equitable share formula as a whole, rather than only on the I-component.

Government’s response

Government accepts the FFC proposal that a revenue-raising component should be applied to the whole formula rather than only the I-component. This is given effect in the new formula by removing it from the I grant, and incorporating a new component specifically for in the new formula.

2005 Budget Review

FFC proposal on the disbursement of capacity-building funds

The FFC suggests that it is currently inappropriate to develop a formula for the disbursement of capacity-building funds directly to municipalities, as most capacity building initiatives are not supported by direct grants to municipalities. However, it is advisable to develop appropriate administrative or institutional instruments that ensure that capacity needs are identified and adequately targeted.

Government’s response

Government agrees that building the capacity of municipalities is one of the biggest challenges it is facing. It is also aware that current capacity-building programmes are not as successful as they should be, irrespective of whether capacity-building grants are paid directly to a municipality or paid to a province. One of the key challenges facing such grants is to ensure that they build capacity in municipalities, and do not inadvertently build greater dependence on consultants. The funding mechanism is therefore not necessarily the critical factor as to the success or failure of such grants. Government has accepted that current funding levels of all capacity building grants is relatively high, and that capacity-building grants should be phased out over the medium-term and incorporated into the equitable share formula. For this reason, Government intends to review the performance of current grants, rather than developing an extensive formula for their disbursement. In the short-term, the allocation criteria for distributing capacity-building funds should be transparent and should be published with the Budget.

FFC proposal on the collection of municipal-level data

The FFC proposes that Government should ensure that the following municipal-level data is collected:

a)	Regional levies: skills development levy data disaggregated to district municipal level (if the payroll is retained);

b)	Property tax: municipal valuation roll data and specific rates data (that is, rates charged for each category of property); and

c)	Electricity; consumption data (disaggregated into consumer categories)

Government’s response

Government agrees that comprehensive information and data are required on each basic service and tax source for purposes of research, modelling and analysis. Government will explore how such a database can be established, and be accessible to key stakeholders. Such a system will target key revenue and expenditure information, which is crucial for policy-making purposes. Given that the RSC levy will be phased out, there is little point in collecting more information on these levies. Data on property taxes and municipal valuation will be highly welcome, but depend on the systems for recording in each municipality, and even if available, will not necessarily be comparable — in spite of these difficulties, Government agrees that it is necessary to collect such information.

FFC proposal on the subsidisation of tariff charges of low-income households

The FFC proposes that funds required to subsidise tariff charges of low-income households should be carefully assessed in order to ensure that poor residents in all jurisdictions have access to a minimum levels of basic service provision.

Annexure E: Explanatory memorandum to the Division of Revenue

Government’s response

While Government accepts the need for ensuring municipalities use their equitable share grants to provide subsidised services to low-income households, it is not constitutionally possible to do so by imposing conditions on the equitable share grant. The focus will rather be to ensure that all municipalities report against their budget on spending programmes to support poor households, and to put in place support systems to assist municipalities to better identify and target poor households, and to provide basic services to such households. Government will also consider issuing guidelines and norms and standards on how the equitable share should be utilised, to target poor households for the provision of basic services.

FFC proposal on linking the Municipal Infrastructure Grant and the equitable share formula

The FFC proposes that consideration should be given to linking the MIG and the equitable share formula. In doing so, the following should be taken into account:

a)	The need to provide municipalities with appropriate incentives to extend municipal infrastructure;

b)	The need to achieve equity in addressing the expenditure needs of local government;

c)	The need to take account of the differing capacities of municipalities; and

d)	The need to ensure that LES allocations keep pace with the installation of household infrastructure.

Government’s response

The MIG and the current equitable share formula are already linked in various ways and the above issues have already been taken into account in the design of the grant. The objectives outlined by the FFC are general in nature, and already taken into account in the design of the MIG grant. Furthermore, the MIG formula has an M component to provide a negative or positive allocation related to the past performance for each municipality relative to grant conditions. This element will be introduced once the MIG programme has been given sufficient time to mature.

It should also be noted that at this stage the MIG has a projected lifespan of 10 years and, though subject to a review, will ultimately be incorporated into the equitable share formula.

FFC proposal on ceding of equitable share revenue

The FFC proposes that Government should consider two broad options with respect to the ceding of equitable share revenue as security to obtain loan finance:

a)	The Municipal Finance Management Act could be amended to ensure safeguards proposed in section 48(3) and (4) apply also to ceding of equitable share revenue.

b)	In light of the overall safeguard provided by the Constitution and national legislation, Government could issue guidelines to municipalities with respect to the ceding of equitable share revenue. This could propose safeguards and recommend that the pledging of equitable share revenue only occur when the loan is intended to finance infrastructure for basic service delivery.

2005 Budget Review

Government’s response

Government believes that it is too soon to consider amending the MFMA at this stage. While Government approves the need for a guide on borrowing for municipalities to ensure that they do not recklessly cede part of their equitable share, the FFC proposal does not take into account the comprehensive process requirements and consultations required before a municipality is allowed to cede its future equitable share grants. The proposal made by the FFC was also considered by Parliament during the process to approve the MFMA, but was not accepted by Parliament.

Part 2.3: Review of the Intergovernmental Fiscal Relations System

The FFC proposals on the data requirement for the Intergovernmental Relations System

The FFC proposals on the intergovernmental fiscal relations (IGR) system covers poverty targeting, the budgeting systems supporting the IGFR system, and evaluates the key data sources needed to support the IGFR system.

Government’s response

Government notes the proposals on the Intergovernmental Fiscal System. The proposals on the intergovernmental system (Part 3 of the proposals) are a welcome contribution on the system of government in South Africa. It encourages broader discussion, by going beyond financial and fiscal matters, on how best to co-ordinate the policy-making, planning and budgeting processes between sectors and spheres of government.

The issue of performance accountability and co-ordination is a major priority for all governments in all spheres. These objectives are given effect in legislation like the Public Finance Management Act (PFMA), the Municipal Systems Act and the Municipal Finance Management Act (MFMA), which focus on outputs, outcomes and performance. Government has also taken a number of steps in this regard, such as designing performance measures and targets, and implementing performance agreements to improve the system of accountability. However, further steps need to be taken by departments that use management information and data to improve management systems needed for the collection of credible data that could be used to inform division of revenue decisions.

Part 3: Fiscal Framework for 2005 MTEF

Table E.1 Medium-term macroeconomic assumptions, 2004/05 – 2007/08

	2004/05		2005/06		2006/07		2007/08
	2004	2005	2004	2005	2004	2005	2005
R billion	Budget	Budget	Budget	Budget	Budget	Budget	Budget
Gross domestic product	1 331,8	1 403,9	1 455,6	1 528,6	1 592,6	1 674,0	1 847,3
Real GDP growth	3,3%	4,2%	3,6%	4,1%	4,0%	3,9%	4,4%
GDP inflation	5,4%	5,4%	5,5%	5,7%	5,2%	5,2%	5,3%
National Budget Framework
Revenue	327,0	338,0	360,3	369,9	394,0	405,4	444,6
Percentage of GDP	24,6%	24,1%	24,7%	24,2%	24,7%	24,2%	24,1%
Expenditure	368,9	370,1	404,7	417,8	439,1	456,4	494,9
Percentage of GDP	27,7%	26,4%	27,8%	27,3%	27,6%	27,3%	26,8%
Budget deficit	-41,9	-32,2	-44,4	-47,9	-45,1	-51,0	-50,3
Percentage of GDP	-3,1%	2,3%	-3,0%	-3,1%	-2,8%	3,0%	-2,7%

Annexure E: Explanatory memorandum to the Division of Revenue

Fiscal framework

Table E1 presents medium-term macroeconomic forecasts for the 2005 Budget. It sets out the growth assumptions and fiscal policy targets on which the fiscal framework is based.

Table E2 sets out the impact of these policy decisions on the division of revenue. Before resources can be divided, provision is made for national commitments such as debt service costs and a contingency reserve. Debt service obligations of R53,1 billion, R56,6 billion and R59,4 billion are projected for the three MTEF years, and a contingency reserve amount of R2 billion, R4 billion and R8 billion is set aside. Once these allocations are deducted, the total to be shared between the three spheres amounts to R362,7 billion, R395,8 billion and R427,5 billion over the three MTEF years.

Table E.2 Division of revenue between spheres of government, 2001/02 – 2007/08

	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08
R million		Outcome		Revised	Medium-term estimates
National departments	87 705	99 091	108 459	121 101	136 262	146 800	157 817
Provinces	121 099	136 873	161 494	185 354	209 273	229 282	248 236
Equitable share	81 670	93 827	110 004	122 426	134 706	146 757	157 678
Conditional grants	39 429	43 046	51 490	62 928	74 567	82 525	90 558
Local government	6 520	8 759	12 396	14 757	17 159	19 708	21 461
Equitable share	3 184	4 187	6 350	7 678	9 643	10 515	11 371
Conditional grants	3 336	4 572	6 045	7 080	7 516	9 193	10 090

Non-interest allocations	215 324	244 722	282 349	321 212	362 694	395 789	427 513
Percentage increase	14,8%	13,7%	15,4%	13,8%	12,9%	9,1%	8,0%

State debt cost	47 581	46 808	46 313	48 901	53 125	56 603	59 381
Contingency reserve	—	—	—	—	2 000	4 000	8 000

Main budget expenditure	262 904	291 530	328 662	370 113	417 819	456 392	494 894
Percentage increase	22,4%	10,9%	12,7%	12,6%	12,9%	9,2%	8,4%

Percentage shares
National departments	40,7%	40,5%	38,4%	37,7%	37,6%	37,1%	36,9%
Provinces	56,2%	55,9%	57,2%	57,7%	57,7%	57,9%	58,1%
Local government	3,0%	3,6%	4,4%	4,6%	4,7%	5,0%	5,0%

The revised fiscal framework aims at further strengthening social service delivery and is prepared within Government’s medium term strategic goals which focus on key developmental goals with specific targets in key service delivery areas. The revisions to the fiscal framework put Government in a stronger position to:

•	Step up spending on education, including making provision for pay progression for educators and investment in further education and training colleges, key curriculum support material and improved maintenance of infrastructure and other inputs needed to further strengthen the quality of school education especially in poor communities

•	Raising spending on health, including improved remuneration of professional staff, and comprehensive HIV and Aids prevention and treatment programmes

•	Extending social assistance through enhanced income support to the poor, including completion of the take up of 11, 12 and 13 year old children, protecting the real value of social security grants and improvements in the social grant payment system

•	Supporting provincial economic development programmes with high potential for creating employment opportunities, such as the Expanded Public Works Programme and Comprehensive Agricultural Support Programme

2005 Budget Review

•	Increasing allocations for road infrastructure to improve national and provincial road networks in line with the National Roads Strategy

•	Accelerating the rollout of free basic electricity, water, refuse removal and sanitation to poor households and investment in municipal infrastructure to create sustainable local communities

•	Consolidating local government financial management and budget reforms as envisaged in the Municipal Finance Management Act (No. 56 of 2003)

•	Stepping up resources for land restitution to complete this process

•	Supporting the implementation of the new housing delivery strategy premised on the creation of sustainable human settlements

•	Expanding capacity in the safety and security sector in support of the sector policing strategy and the establishment of a new Protection and Security Services Division

•	Taking core administrative services to citizens, particularly in rural areas where access is limited

•	Supporting South Africa’s ongoing commitment to actively promote peace in Africa and support regional trade and development.

Government determines the division of revenue between national, provincial and local government spheres using the previous year’s baseline division as a point of departure and taking account of ongoing commitments, current and new policy priorities, and the FFC recommendations. The new priorities, and expansions of previous year’s programmes, are accommodated through reprioritisation and growth in the resource envelope.

Both the shares for provincial and local government allocations increase significantly, with the provincial share increasing from 57,5 per cent to 58,1 per cent, and the local government allocation from 4,6 per cent in 2004/05 to 5,0 per cent in 2007/08. The share of national government decreases from 37,9 per cent in 2004/05 to 36,9 per cent in 2007/08. Over half of the additional resources are allocated to provinces in recognition of the challenges they face in delivering social services, building and maintaining economic infrastructure, employment creation, promoting rural development and coping with HIV and Aids.

Table E3 reflects the additional resources available over last year’s baseline allocations, totalling R16,0 billion in 2005/06, R22,8 billion in 2006/07 and R35,7 billion over the new baseline for 2007/08. The additional funds are divided between the spheres depending on which sphere is responsible for the prioritised functions and taking account of each sphere’s revenue raising capacity.

Table E.3 Changes over baseline, 2005/06 – 2007/08

	2005/06	2006/07	2007/08[1]
National	5 287	8 111	12 282
Provincial	9 540	12 916	20 963
Local	1 200	1 650	2 500

Allocated expenditure	16 027	22 677	35 745

1.	The assumed baseline for 2007/08 is the 2006/07 baseline plus 5 per cent.

Table E4 sets out Schedule 1 of the Division of Revenue Bill that reflects the legal division of revenue between the three spheres. In this division, the national share includes all conditional grants to the other two spheres in line with section 214(1) of the Constitution, and the provincial and local government allocations reflect their equitable shares only.

Annexure E: Explanatory memorandum to the Division of Revenue

Table E.4 Schedule 1 of the Division of Revenue Bill, 2005/06 – 2007/08

Sphere of government	Column A	Column B
	Allocation	Medium-term forward estimates
R million	2005/06	2006/07	2007/08
National [1,2]	273 470	299 120	325 846
Provincial	134 706	146 757	157 678
Local	9 643	10 515	11 371

Total	417 819	456 392	494 894

1.     National share includes cond the contingency reserve.

2.     The direct charges for the provincial equitable share are netted out.

Nationally raised revenue is distributed between spheres in accordance with the Division of Revenue Act and the Constitution. The national equitable share is divided between national departments through an Appropriation Act. Provincial equitable shares are direct charges on the National Revenue Fund and flow directly into Provincial Revenue Funds, where provincial legislatures appropriate the funds to votes and their main divisions — in this instance, votes and programmes of provincial departments. Various local government allocations are appropriated on national votes, as the Constitution does not make them a direct charge on the National Revenue Fund. The local government equitable share is appropriated on the vote of the Department of Provincial and Local Government. The actual division of all grants (whether appropriated or a direct charge) between provinces or municipalities is in accordance with the Division of Revenue Act and this memorandum.

Part 4: Provincial Allocations

Sections 214 and 227 of the Constitution require that an equitable share of nationally raised revenue be allocated to the provincial sphere of government to enable it to provide basic services and perform the functions allocated to it. The size of the equitable share and conditional grant allocations to the provincial sphere of government takes account of the fiscal capacity, fiscal efficiency, developmental needs, extent of poverty and backlogs, to the extent that such information is available for all provinces.

Table E.5 Total transfers to provinces, 2005/06

	Equitable	Conditional	Total
R million	share	grants	transfers
Eastern Cape	22 202	13 086	35 288
Free State	8 660	5 491	14 152
Gauteng	20 810	11 235	32 045
KwaZulu-Natal	28 399	16 054	44 453
Limpopo	18 376	9 205	27 580
Mpumalanga	9 976	4 802	14 778
Northern Cape	3 124	1 899	5 023
North West	11 086	5 947	17 033
Western Cape	12 072	6 849	18 922

Total	134 706	74 567	209 273

National transfers to provinces for 2005/06 comprise more than 97 per cent of provincial revenues, with provinces raising less than 3 per cent of their revenues from own sources. The size of transfers also takes into account the basic services and functions allocated to provinces, including concurrent functions like the provision of school education, further education (but not higher education), tertiary and primary health care, social grants and welfare services, housing and exclusive functions like provincial roads. Some concurrent functions like housing (and now social

2005 Budget Review

grants and their administration) are funded through conditional grants from the national equitable share. National transfers in 2005 comprise of 64,4 per cent equitable share and 35,6 per cent conditional grants. Table E5 shows all transfers to provinces for 2005/06.

Changes to Provincial Fiscal Framework

A major change in the provincial fiscal framework for the 2005 MTEF is the shift of the social security grant function from the provincial to the national sphere of government which impacts directly on the composition of provincial allocations, and the size of the provincial equitable share relative to conditional grants. The social security grant function will be administered as a conditional grant from 1 April 2005.

Another change to the provincial fiscal framework relates to the delivery of primary health care by municipalities. Though provinces currently provide most primary health services, the Health Act (Act No. 61 of 2003) also shifts the basic primary health care currently provided by some municipalities, excluding environmental health, from municipalities to provincial governments from 2005. Annual expenditure by municipalities on this function is approximately R1 billion. Government has decided to adopt a phased approach in shifting this function. As a first step, provinces will in 2005/06 fund the components of primary health that are performed by non-metropolitan municipalities. During the transition, non-metropolitan municipalities will continue to render the function on behalf of provinces on an agency basis. Government adjusted the provincial budget framework upwards by R200 million in 2005/06, R300 million 2006/07 and R400 million in 2007/08 to augment funds in non-metropolitan municipalities budgets for this function.

With the impending accreditation of metropolitan municipalities to take more responsibility for housing planning and delivery, it is expected that most metropolitan and large urban municipalities will have received accreditation by the end of this financial year. Where this occurs, the housing grant will be allocated to municipalities via the province.

No changes on provincial taxes will take effect in 2005/06, as no province has as yet submitted to the Minister of Finance any formal application for a new provincial tax in accordance with the Provincial Tax Regulation Process Act (Act No. 53 of 2001). However, provinces are expected to apply for some new taxes to be approved during the course of the 2005 MTEF.

Although provinces have the power to borrow for capital, the Budget Council has in the past few years agreed not to exercise this power. However, going forward, the Budget Council is exploring whether provinces should not consider borrowing over the next few years, as they improve their capital planning and spending capacity. If provincial borrowing were to be re-introduced, it may take the form of project-linked borrowing through Development Bank of Southern Africa (DBSA) in the initial stages. Nevertheless, no borrowing is expected to take place in 2005/06.

Provincial equitable share

The provincial equitable share allocation is the main source of revenue for funding provincial expenditure on the bulk of public services. It is divided between provinces on the basis of the provincial equitable share formula. The provincial equitable share is R134,7 billion in 2005/06, R146,8 billion in 2006/07 and R157,7 billion in 2007/08.

The shifting of the social security grant function from the provincial to the national sphere of government results in the equitable share component of national transfers to provinces decreasing from 88,4 per cent in 2004/05 to 64,4 per cent in 2005/06, while the share of conditional grants increase from 12,6 per cent to 35,6 per cent. In deciding the portion of the equitable share to be shifted, Government sought to balance the full liability related to the function (the administration, grant beneficiary numbers and the grant values) with the need to leave sufficient resources in

Annexure E: Explanatory memorandum to the Division of Revenue provinces to further augment funding for key provincial programmes and priorities. In this regard Government agreed to reduce the provincial equitable share by an amount that was less than what provinces had budgeted for social security grants in 2004/05.

The equitable share formula

The division of the equitable share allocation among provinces is done through an objective redistributive formula. The formula is reviewed and updated every year for new data, taking account the recommendations of the Financial and Fiscal Commission (FFC). For the 2005 MTEF, a broad-ranging review of the formula has been undertaken to deal with the shift of the funding of social security grants. The review covered the structure of the formula, weights of components and other economic development and poverty related policy considerations. It also took into account the change in the financing and administrative arrangements relating to the delivery of social security grants.

Table E.6 Distributing the equitable share, percentages by province

			Social	Basic	Economic	Institu-		Target
	Education	Health	welfare	share	activity	tional	Backlog	shares
Weighting	41,0	19,0	18,0	7,0	7,0	5,0	3,0	100,0
Eastern Cape	17,3	17,0	19,6	14,4	8,1	11,1	20,7	16,6
Free State	6,0	6,5	7,1	6,0	5,4	11,1	5,6	6,5
Gauteng	13,6	14,7	13,9	19,7	33,4	11,1	5,0	15,3
KwaZulu-Natal	22,8	21,7	19,6	21,0	16,5	11,1	23,0	20,9
Limpopo	15,0	13,3	13,7	11,8	6,6	11,1	22,9	13,7
Mpumalanga	7,6	7,2	6,5	7,0	6,9	11,1	8,5	7,4
Northern Cape	1,7	2,0	2,2	1,8	2,0	11,1	1,3	2,3
North West	7,8	8,6	8,7	8,2	6,7	11,1	9,5	8,3
Western Cape	8,2	8,9	8,8	10,1	14,2	11,1	3,6	9,0

Total	100,0	100,0	100,0	100,0	100,0	100,0	100,0	100,0

Table E.6 shows the old formula, its structure, components, component weights and the target shares it generates. The formula has seven components of which the social services components (health, education and welfare) made up 78 per cent of the formula. Details relating to this formula are contained in Annexure E of the 2004 Budget Review.

The new formula (Table E.7) consists of four main components and two smaller elements, which capture the relative demand for services between provinces and take into account particular provincial circumstances:

•	An education share (51 per cent) based on the size of the school-age population (ages 5-17) and the average number of learners (Grade R to 12) enrolled in public ordinary schools for the past three years

•	A health share (26 per cent) based on the proportion of the population with and without access to medical aid

•	A basic share (14 per cent) derived from each province’s share of the total population of the country

•	An institutional component (5 per cent) divided equally between the provinces

•	A poverty component (3 per cent) reinforcing the redistributive bias of the formula

•	An economic output component (1 per cent) based on Gross Domestic Product by Region (GDP-R) data

2005 Budget Review

Table E7 shows the new structure and distribution of shares by component. The elements of the formula are neither indicative budgets nor guidelines as to how much should be spent on those functions. Rather, the education and health components are weighted broadly in line with expenditure patterns to provide an indication of relative need for the purpose of allocating funds. Provincial Executive Committees have discretion regarding the determination of departmental allocations for each function.

Table E.7 Distributing the equitable share, percentages by province

					Economic	Institu-	Target
	Education	Health	Basic	Poverty	activity	tional	shares
Weighting	51.0	26.0	14.0	3.0	1.0	5.0	100.0
Eastern Cape	17,4	15,1	14,2	20,7	8,1	11,1	16,0
Free State	5,8	6,0	6,0	7,1	5,5	11,1	6,2
Gauteng	13,9	17,9	20,0	11,3	33,0	11,1	15,7
KwaZulu-Natal	22,8	21,8	21,0	23,3	16,5	11,1	21,7
Limpopo	14,9	12,6	11,7	17,0	6,5	11,1	13,7
Mpumalanga	7,6	7,2	7,0	6,7	7,0	11,1	7,5
Northern Cape	1,7	1,8	1,8	2,0	2,4	11,1	2,2
North West	7,7	8,4	8,2	8,0	6,5	11,1	8,1
Western Cape	8,2	9,4	10,2	3,8	14,5	11,1	8,9

Total	100,0	100,0	100,0	100,0	100,0	100,0	100,0

The phasing-in of the formula

The revised formula results in shifts in individual provincial equitable shares. To avoid disruptive adjustments in provincial allocations and to ensure stability in provincial budgets, Government agreed to phase in the impact of the new formula over the next three years, from 2005/06 to 2007/08. Table E8 shows the phasing.

Table E.8 Phasing in the equitable share, 2004/05 – 2007/08

	2004/05	2005/06	2006/07	2007/08
Percentage	Base shares		3-year phasing
Phasing	Year 1	Year 2	Year 3	Year 4
Eastern Cape	16,7	16,5	16,3	16,0
Free State	6,5	6,4	6,3	6,2
Gauteng	15,3	15,5	15,6	15,7
KwaZulu-Natal	20,8	21,1	21,4	21,7
Limpopo	13,6	13,7	13,7	13,7
Mpumalanga	7,3	7,4	7,5	7,5
Northern Cape	2,4	2,3	2,3	2,2
North West	8,3	8,2	8,2	8,1
Western Cape	9,0	8,9	8,9	8,9

Total	100,0	100,0	100,0	100,0

Education component

The education component is weighted 51 per cent of the equitable share formula. Like in the previous formula, the weight is derived from average provincial spending on education in total provincial spending for the past three years excluding conditional grants.

Annexure E: Explanatory memorandum to the Division of Revenue

The education component is intended to enable provinces to fund school education, which accounts for roughly 80 per cent of provincial education spending. For the 2005 MTEF, Government decided that the new formula should use the school-age population (5 to 17 years) and enrolment elements to reflect the relative demand for education with each element assigned a weight of 50 per cent.

Table E9 shows the weighted target shares for the 2005 MTEF after updating the education component for new data.

Table E.9 Calculation of education component

	2004/05	2005 Medium-term estimates
				Weighted
	Weighted share		School-age	target share
Thousands	(%)	Enrolment	(5-17)	(%)
Weighting		1	1
Eastern Cape	17,3	2 114	2 219	17,4
Free State	6,0	694	760	5,8
Gauteng	13,6	1 669	1 786	13,9
KwaZulu-Natal	22,8	2 750	2 946	22,8
Limpopo	15,0	1 812	1 915	14,9
Mpumalanga	7,6	918	969	7,6
Northern Cape	1,7	203	222	1,7
North West	7,8	892	1 021	7,7
Western Cape	8,2	957	1 095	8,2

Total	100,0	12 009	12 933	100,0

Health component

The health component is weighted 26 per cent of the equitable share formula. Its weight is derived from average provincial spending on health in total provincial spending for the past three years excluding conditional grants.

The health component (table E10) addresses the need for provinces to deliver health care. As all citizens are eligible for health services, the provincial shares of the total population form the basis for the health share. Within the health component, people without medical aid are assigned a weight four times the weight assigned to people with medical aid on the grounds that the former group is likely to use public health care more. The proportions of the population with and without medical aid are taken from the 2002 and 2003 General Household Surveys (GHS) and applied to average total population derived from the 2001 Census and the 2002 and 2003 GHS figures.

Table E.10 Calculation of health component

	With	Without	Weighted
Thousands	medical aid	medical aid	share (%)
Weighting	1	4
Eastern Cape	607	23 603	15,1
Free State	405	9 187	6,0
Gauteng	2 281	26 448	17,9
KwaZulu-Natal	1 077	33 954	21,8
Limpopo	381	19 820	12,6
Mpumalanga	392	11 170	7,2
Northern Cape	133	2 693	1,8
North West	460	13 084	8,4
Western Cape	1 183	13 867	9,4

Total	6 917	153 826	100,0

2005 Budget Review

It should be noted that the health component would be greatly enhanced if better data on utilisation rates by different population and gender groups were available at the level of hospitals and clinics. Given the difficulties of collecting such information, it will appears that it may take several years before such information is available in the level of detail required to implement more sophisticated proxies of demand for health care.

Poverty component

Arising from the review of the equitable share formula the welfare and backlog components were removed from the equitable share formula thus reducing the redistributive nature of the formula. A poverty component with a weight of 3 per cent is introduced in order to retain some degree redistribution within the formula. The poor population is defined as those people whose incomes fall in quintiles 1 and 2 based on the 2000 Income and Expenditure Survey. Each province’s share is then expressed as the percentage of the “poor” population residing in that province, where the population figure is the average population from the census 2001 and the 2002 and 2003 General Household Surveys. Table E11 shows the new shares of the poverty component.

Table E.11 Calculation of poverty component

	IES Survey 2000	Basic component	Poverty	Weighted
Thousands	(Q1+Q2)	value	index[1]	share
Eastern Cape	56,4%	6 475	3 654	20,7%
Free State	45,7%	2 722	1 245	7,1%
Gauteng	21,9%	9 119	1 997	11,3%
KwaZulu-Natal	43,0%	9 574	4 113	23,3%
Limpopo	56,3%	5 334	3 003	17,0%
Mpumalanga	36,9%	3 184	1 174	6,7%
Northern Cape	44,0%	820	361	2,0%
North West	37,9%	3 730	1 415	8,0%
Western Cape	14,6%	4 631	674	3,8%

Total	100,0%	45 589	17 635	100,0%

Economic activity component

The economic activity component is a proxy for provincial tax capacity. Table E12 shows the new target shares for the economic activity component based on the 2001 GDP-R data.

Table E.12 Economic activity shares

	2004/05	2005 Medium-term estimates
Percentage	GDP-R, 2001	GDP-R, 2003
Eastern Cape	8,1	8,1
Free State	5,4	5,5
Gauteng	33,4	33,0
KwaZulu-Natal	16,5	16,5
Limpopo	6,6	6,5
Mpumalanga	6,9	7,0
Northern Cape	2,0	2,4
North West	6,7	6,5
Western Cape	14,2	14,5

Total	100,0	100,0

Arising from the review of the equitable share formula, the weight of this component is reduced to 1 per cent as this component reduces the redistributive thrust of the formula. Furthermore, now that the Provincial Tax Regulation Process Act (Act No. 53 of 2001) is in place and provinces

Annexure E: Explanatory memorandum to the Division of Revenue

(particularly those with relatively high economic activity) can impose new taxes in order to raise more revenues. This is consistent with the FFC proposal that provinces should be encouraged to raise more own revenue.

Basic component

The basic component is derived from each province’s share of the total population of the country and is weighted 14 per cent. The average population of the 2001 Census and the 2002 and 2003 General Household Surveys determines this component. The inclusion of GHS population estimates ensures that population data used in the formula is not very outdated. Table E13 shows the new weighted target share.

Table E.13 Basic component shares

	Population:	General household
	2001	survey
Thousands	Census	July 2002	July 2003	Average[1]	Weighted share
Eastern Cape	6 437	6 483	6 505	6 475	14,2
Free State	2 707	2 719	2 741	2 722	6,0
Gauteng	8 837	9 077	9 442	9 119	20,0
KwaZulu-Natal	9 426	9 531	9 766	9 574	21,0
Limpopo	5 274	5 313	5 415	5 334	11,7
Mpumalanga	3 123	3 178	3 252	3 184	7,0
Northern Cape	823	819	818	820	1,8
North West	3 669	3 721	3 799	3 730	8,2
Western Cape	4 524	4 612	4 757	4 631	10,2

Total	44 820	45 453	46 495	45 589	100,0

1.	Average of 2001 Census Population and Population of General Household Surveys of 2002 & 2003.

Institutional component

The institutional component recognises that some costs associated with running a provincial government, and providing services, are not directly related to the size of a province’s population. It is therefore distributed equally between provinces, as was the case in the previous formula. It constitutes 5 per cent of the total equitable share, of which each province gets 11,1 per cent.

Conditional grants to provinces

Conditional grants were introduced in 1998 to provide for national priorities and compensate provinces for cross-boundary use of services, particularly for specialised or tertiary services provided by central or academic hospitals. The current conditional grant system has been shaped by reforms introduced through successive Division of Revenue Acts since 2000. These reforms have contributed to clarifying accountability for conditional grant funds between spheres. They have also helped sharpen description of policy objectives and grant outputs, thus resulting in improved use of grants in speeding delivery, and the strengthening of Parliamentary oversight.

There are two types of provincial conditional grants, classified as Schedule 4 and 5 grants. Governance arrangements for the two types differs, as Schedule 4 grants are more general grants that supplement various programmes also funded by the province, like infrastructure and central hospitals. Transfer and spending accountability arrangements differ, as more than one national or provincial department may be responsible for different outputs expected from the grant, so accountability is broader and more comprehensive and related to entire programmes rather than specific projects. On the other hand, Schedule 5 grants are specific conditional grants, with specific responsibilities for both the transferring and receiving provincial accounting officers.

2005 Budget Review

In this year’s budget framework three new grants are introduced. The Social Assistance Transfers and the Social Assistance Administration which together add up to over R181,0 billion over the MTEF represent the most significant changes to conditional grants. The third new grant is the Further Education and Recapitalisation Grant to be administered by Education from 2006/07. Another change in the framework is the phasing out of the Local Government Capacity Building Fund and the Consolidated Municipal Infrastructure Programme (for capacity building) administered by the Department of Provincial and Local Government. These grants will now flow directly to municipalities. Table E14 provides a summary of conditional grants by sector and province for 2005/06.

Table E.14 Conditional grants to provinces, 2005/06

				Provincial			Social	Sport &
			Land	Infra-structure			Develop-	Recreation
R million	Agriculture	Health	Affairs	Grant	Housing	Education	ment	SA	Total
Eastern Cape	56	848	–	675	581	218	10 705	3	13 086
Free State	23	759	–	221	408	62	4 015	3	5 491
Gauteng	8	2 547	8	370	1 345	102	6 852	3	11 235
KwaZulu-Natal	54	1 315	–	788	800	230	12 865	3	16 054
Limpopo	47	522	–	661	399	188	7 385	3	9 205
Mpumalanga	29	257	–	286	321	81	3 826	3	4 802
Northern Cape	15	249	–	181	80	27	1 345	3	1 899
North West	39	353	–	321	468	90	4 674	3	5 947
Western Cape	20	1 815	–	229	466	51	4 265	3	6 849

Total	290	8 666	8	3 731	581 218	1 048	55 932	24	74 567

More detailed information, including the framework and formula for each grant, is provided in Appendix E1 of the Division of Revenue Bill. The frameworks provide the conditions for each grant, the outputs expected, the allocation criteria used for the dividing the grant between provinces, the audit outcome in 2003/04 and any other material issues to be addressed. Table E15 presents a summary of all the conditional grants listed in Schedules 4 and 5 of the Bill for the 2005 MTEF. Conditional grants to provinces grow considerably from R62,9 billion in 2004/05 to R74,6 billion in 2005/06 mainly due to the two Social Development grants. Conditional grants to provinces increase to R90,6 billion by 2007/08.

Agriculture grants

The Department of Agriculture administers two programmes: the Land Care Programme and the Comprehensive Agriculture Support Programme.

The Land Care Programme is allocated R131 million over the next three years. The goal of the Land Care Programme is to promote sustainable use and management of natural resources by encouraging and empowering communities to take responsibility for the management of resources in order to support food security and job creation through increased productivity. Other objectives of this grant relate to taking care of resources such as water, soil, and veldt and land.

The second programme administered by the Department is the Comprehensive Agriculture Support Programme (CASP), which is allocated R250 million, R300 million and R415 million over the MTEF years to promote and facilitate agricultural development to farmers benefiting from the land reform programme. The programme seeks to provide management, capacity building and business development support to emerging farmers. In addition, the programme aims to further expand farm infrastructure for dipping, fencing, and the rehabilitation of irrigation schemes.

Annexure E: Explanatory memorandum to the Division of Revenue

Table E15 Conditional grants to provinces, 2004/05 — 2007/08

R million	2004/05	2005/06	2006/07	2007/08
Agriculture	344	290	345	462
Comprehensive Agricultural Support Programme Grant	200	250	300	415
Land Care Programme Grant: Poverty Relief and	44	40	45	47
Infrastructure Development
Agricultural Disaster Management Grant	100	—	—	—
Education	991	1 048	1 743	1 805
Further Education and Training College Sector Recapitalisation Grant	—	—	500	500
HIV and Aids (Life Skills Education) Grant	134	136	144	152
National School Nutrition Programme Grant	832	912	1 098	1 153
Early Childhood Development Grant	2	—	—	—
Financial Management and Quality Enhancement Grant	22	—	—	—
Health	7 655	8 666	9 408	9 870
Comprehensive HIV and Aids Grant	782	1 135	1 567	1 646
Health Professions Training and Development Grant	1 434	1 520	1 520	1 596
Hospital Management and Quality Improvement Grant	142	150	159	167
Hospital Revitalisation Grant	912	1 027	1 180	1 239
Integrated Nutrition Programme Grant	112	123	—	—
National Tertiary Services Grant	4 273	4 709	4 981	5 221
Housing	4 589	4 868	5 660	6 918
Integrated Housing and Human Settlement Development	4 474	4 843	5 660	6 918
Grant
Human Settlement Grant and Redevelopment Grant	116	24	—	—
Land Affairs	6	8	8	—
Land Distribution: Alexandra Urban Renewal Project Grant	6	8	8	—
National Treasury	3 348	3 731	4 118	5 324
Provincial Infrastructure Grant	3 348	3 731	4 118	5 324
Provincial and Local Government	220	—	—	—
Local Government Capacity Building Fund Grant	220	—	—	—
Social Development	45 766	55 932	61 205	66 139
Integrated Social Development Services Grant	388	388	411	432
HIV and Aids (Community-Based Care) Grant	70	138	139	143
Social Assistance Administration Grant	—	3 382	3 584	3 734
Social Assistance Transfers Grant	45 308	52 023	57 070	61 830
Sport and Recreation South Africa	9	24	39	41
Mass Sport and Recreation Participation Programme Grant	9	24	39	41

Total	62 928	74 567	82 525	90 558

Education grants

The Department of Education administers three conditional grants: the National School Nutrition Programme, Recapitalisation of FET Colleges, and the HIV and Aids (Life Skills Education) Grants.

The National School Nutrition Programme seeks to improve nutrition of poor school children and to enhance active learning capacity and improve attendance in schools. The programme targets about 15 000 schools in poor communities at which about 5 million learners will be fed for approximately 156 school days. The programme is allocated R912 million in 2005/06, R1,1 billion in 2006/07 and R1,2 billion in 2007/08.

The FET Recapitalisation Grant is introduced in 2006/07 to fund the recapitalisation of further education and training institutions in order to equip them to provide more appropriate courses that

2005 Budget Review

facilitate the modernisation of skills critical to the needs of the economy. The recapitalisation targets the rehabilitation of infrastructure (modernisation of equipment and facilities), improved governance and administration, and greater curriculum flexibility. The grant is allocated R500 million in each of the outer years of the MTEF.

The national Department of Education also manages the HIV and Aids (Life Skills) Programme Grant, which provides care and support to children infected and affected by HIV and Aids. In addition, the grant is spent on provision of life skills training, sexuality and HIV and Aids education in primary and secondary schools. The HIV and Aids Grant is allocated R136 million in 2005/06, R144 million in 2006/07 and R152 million in 2007/08. The programme is now fully integrated into the schooling system with learner and teacher support material provided for grades 1 to 9 learners. Since the inception of the programme in 1999/00 provinces trained 12 989 learners as peer educators and 34 470 educators in life skills. In addition, over 300 district officials were trained as master trainers to train educators in life skills.

Health grants

The national Department of Health administers the most number of conditional grants, and second largest in size, with its 6 conditional grants that comprise 11,6 per cent of total conditional grants and 4,1 per cent of national transfers to provinces. Health grants are R8,7 billion in 2005/06, and are budgeted to increase to R9,9 billion by 2007/08.

Four of the grants are linked to tertiary and central hospital services and training. These are the National Tertiary Services Grant, the Health Professions Training and Development Grant, the Hospital Revitalisation Grant, the Hospital Management and Quality Improvement Grant. The other two grants are the Comprehensive HIV and Aids Grant and the Integrated Nutrition Grant that will be phased into the provincial equitable share from 1 April 2006. The National Tertiary Services and Health Professions Training and Development Grant are both Schedule 4 grants.

The National Tertiary Services Grant is allocated R4,7 billion in 2005/06, increasing to R5,2 billion in 2007/08 to fund national tertiary services delivered in 27 hospitals across the nine provinces and ensure the equitable access to basic tertiary services in the country. Given the specialised nature of tertiary and other hospital services, these services tend to be concentrated in larger cities such as Johannesburg, Pretoria, Cape Town, Durban and Bloemfontein. Consequently, Western Cape and Gauteng receive 63,6 per cent of the grant as they provide the largest proportion of these sophisticated services for the benefit of the health sector countrywide. However, the grant has declined in real terms for Gauteng and Western Cape, as national health policy has attempted to better redistribute such services to other provinces, and also due to the scaling down of the number of hospitals offering tertiary services in favour of lower levels of care to community and district hospitals. However, such restructuring requires a broad strategy to shift staff, resources, assets, and a realistic phasing-in period. Government is currently in the process of reviewing its long-term vision for such hospitals and for tertiary services, their distribution between provinces, the restructuring required to effect such transformation, and the link between financing of academic hospitals and university medical faculties. Such vision will be finalised through the Modernisation of Tertiary Services Project, which is examining a ten-year framework for future provision of highly specialised services. The review is still in progress, and will be concluded ahead of the finalisation of the 2006 Budget. In line with a Cabinet decision, the review will focus on all current hospital grants.

It also appears that the current four hospital grants may be not properly aligned to provincial hospital and training programmes and provincial budgets. There is also a lack of available information on the outputs achieved by the hospital grants. A review of these grants will seek to determine whether there might be a case for rationalising them.

Annexure E: Explanatory memorandum to the Division of Revenue

The Health Professions Training and Development Grant (HPTD) compensates provinces for their role in supporting teaching and training of health science students. It enables the shifting of teaching activities from central to regional and district hospitals. It increases from R1,4 billion in 2004/05 to R1,5 billion in 2005/06 and to R1,6 billion in 2007/08. The largest portion is distributed to provinces according to a formula based on the number of current medical students. A further component (developmental component) provides for a phased increase in the number of medical specialists and registrars in historically under-served provinces to address inter-provincial inequities in post-graduate training capacity. The grant is kept constant in nominal terms pending completion of the review of this grant and its improved alignment with higher educational funding streams.

The Hospital Revitalisation Grant plays a key role in transforming and modernising infrastructure and equipment in hospitals. It funds the upgrading and replacement of hospital infrastructure and focuses primarily on projects in which an entire hospital is upgraded. The grant also includes a component aimed at improving systems for medical equipment. Since the start of the grant in 1999/00, 210 hospitals have been fully revamped. In 2002/03 the grant focused on large upgrading and replacement projects. The first 27 of these are under way of which 10 will be completed in 2005/06. The largest hospitals funded and completed through this grant is Inkosi Albert Luthuli Hospital (with 846 beds) in KwaZulu-Natal, Nelson Mandela Hospital (with 460 beds) in Eastern Cape and Pretoria Academic (with 777 beds) in Gauteng. The grant is allocated R3,4 billion to rehabilitate and upgrade 59 hospitals over the next three years.

The Hospital Management and Quality Improvement Grant is allocated R150 million in 2005/06, increasing to R167 million in 2007/08. This grant facilitates a range of management development initiatives, including personnel, and procurement delegations and financial management capacity. It also supports the implementation of a range of hospital quality of care interventions specified in the national policy and can be seen as complimentary to the aims of the hospital revitalisation programme.

The Comprehensive HIV and Aids Grant enables the health sector to develop a specific response to the HIV and Aids epidemic. The grant supports, in addition to maintaining other HIV and Aids prevention programmes, specific interventions, which include voluntary counselling and testing, prevention of mother to child transmission, post exposure prophylaxis and home based care. So far 650 sites provide comprehensive prevention of mother to child transmission interventions to more than 80 000 women. KwaZulu-Natal, Western Cape and Gauteng achieved full coverage in the implementation of post-exposure prophylaxis. By 2002/03 about 1 625 sites were providing voluntary counselling and testing for HIV and Aids. The grant is allocated R1,1 million in 2005/06 growing to R1,6 million in 2007/08 to, in addition to other HIV and Aids interventions, implement Government’s Comprehensive HIV and Aids Treatment and Care plan.

The Integrated Nutrition Programme (INP) is being phased-out as most of this grant was transferred to the National School Nutrition Programme under the Department of Education from 1 April 2004. It currently is aimed at assisting malnourished pre-school children under the age of five through feeding schemes. The grant is allocated R123 million in 2005/06 and phased into the equitable share formula from 1 April 2006 with the programme continuing and funded directly by provinces.

Housing grants

Government approved a comprehensive housing strategy to speed up housing delivery and at the same time develop sustainable human settlements. To streamline the funding for housing development, the Housing Subsidy Grant, which provides subsidies for low-income housing, and the Human Settlement Redevelopment Grant, which funds projects that aim to address dysfunctionalities in human settlements, have been subsumed into a single grant (the Integrated Housing and Human Settlements Grant). The new grant takes effect from 1 April 2005. However,

2005 Budget Review

part of the Human Settlement Grant is retained for 2005/06 to fund outstanding commitments on some of the projects not finalised in 2004/05.

To implement the comprehensive housing strategy, R2 billion is added to the new Integrated Housing and Human Settlement Grant over the next three years. The Integrated Housing and Human Settlement Grant increases from R4,5 billion in 2004/05 to R6,9 billion in 2007/08. Part of the Human Settlement Grant, which is retained to fund outstanding commitments in 2005/06, is allocated R24 million.

A major change expected over the 2005 MTEF relates to the accreditation of municipalities in terms of the Housing Act (Act No. 107 of 1997 as amended). Municipalities, particularly the ones with sufficient capacity, will be encouraged to apply for accreditation.

Land Affairs grants

The Land Redistribution: Alexandra Urban Renewal Project Grant contributes towards the purchase of land for the relocation and settlement of Alexandra residents and other qualifying beneficiaries. The grant is allocated R8 million in 2005/06 and 2006/07 upon which it is phased out.

National Treasury grants

In line with Government’s commitment to sustain social and economic infrastructure investment in provinces and at the same time stimulating rural and provincial economic development and addressing unemployment through an Expanded Public Works Programme, R1,0 billion is added to the Provincial Infrastructure Grant bringing its allocation over the next three years to R13,6 billion. The grant grows from R3,3 billion in 2004/05 to R3,7 billion in 2005/06 and is budgeted to grow to R5,3 billion by 2007/08. The growth in this grant enables Government to direct funds towards provinces with large backlogs, without neglecting provinces that have inherited higher levels of infrastructure. Provinces are expected to use these funds mainly for rehabilitation and construction of roads, schools, and health facilities and to address infrastructure needs for rural development focusing on agriculture. Since this is a Schedule 4 grant, provincial treasuries administer the grant and allocations are made to the line departments. In order to deal effectively with backlogs, the provincial division has been effected using a combination of the equitable share formula, roads element, and backlog component.

Provincial and Local Government grants to provinces

The two grants administered by the Department of Provincial and Local Government and transferred to provinces — Local Government Capacity Building Fund and the Municipal Infrastructure Grant - to enable provinces to assist municipalities have been discontinued. These grants will now flow directly to municipalities. Provinces are expected to fund their own capacity-building programmes for municipalities from their own revenue.

Social development grants

The shift in funding of social grants from 1 April 2005 means that the Department of Social Development manages the largest share (75 per cent) of conditional grant allocations to provinces constituting 26,7 per cent of total national transfers to provinces. Total conditional grants administered by the Department of Social Development are R55,4 billion in 2005/06 growing to R65,6 billion by 2007/08. The Department will administer 4 grants from 1 April 2006, two of which are for social security transfers and their administration, and the other two are for integrated social development services and HIV and Aids (Community-Based Care).

Annexure E: Explanatory memorandum to the Division of Revenue

The shift of funding social security transfers and their administration is a transitional measure until such time that the social security agency is fully established at a national and regional level. The social security grant function will be administered through two conditional grants: the Social Assistance Transfer Payment Grant, which will fund the actual transfers to beneficiaries, and the Social Assistance Administration Grant, which will fund the overall administration of the function.

The Social Assistance Transfers Grant is allocated R52,0 billion in 2005/06, R57,1 billion in 2006/07 and R61,8 billion in 2007/08 and will fund grant payments in terms of the Social Assistance Act (Act No. 13 of 2004). These allocations now incorporate the Child Support Extension Grant conditional grant that was funding the phased extension of the means-tested child support grant. The phasing started with 7 and 8 year old children in 2003/04, was extended to 9 and 10 year old children in 2004/05 and is expected to cover 11, 12 and 13 year-old children in 2005/06.

The Social Assistance Administration Grant is allocated R3,4 billion in 2005/06, R3,6 billion in 2006/07 and R3,7 billion in 2007/08. This grant will fund the overall administration of the function, which includes employees, cost of payment contractors and other administrative aspects that are involved in the processes of paying grants to beneficiaries. The administrative function will discharge its responsibilities such as the processing of grant applications.

The introduction of the two social grant programmes has necessitated revisions to the 2005 Division of Revenue Bill, to deal with the risk of moral hazard (where provinces spend national government funds), and ensure that national and provincial accounting officers and treasuries exercise their responsibilities in a way that reduces such risk.

The Integrated Social Development Services Grant (formerly called Emergency Food Relief Grant) has been reconfigured into a general-purpose grant (Schedule 4 grant) to enable provinces to support and provide appropriate social welfare services, development interventions, and immediate and appropriate short-term relief to vulnerable individuals and households who are not receiving any form of assistance in terms of the Social Assistance Act. Allocations for this grant are R388 million in 2005/06, R411 million in 2006/07 and R432 million in 2007/08.

The HIV and Aids (Community-Based Care) Grant amounts to R138 million in 2005/06 and increases to R143 million in 2007/08. The grant provides social welfare services to orphans and vulnerable children who are infected and affected by HIV and Aids, within family and community context, in partnership with non-profit organizations (NGOs, CBOs and other community organisations). It further seeks to develop and support institutional structures, professionals, community workers, and child and youth care workers through targeted training programmes in order to ensure effective support to people affected by HIV and Aids.

Sports and Recreation grants

The Department of Sport and Recreation has been allocated R24 million in 2005/06, R39 million in 2006/07 and R41 million in 2007/08 to promote mass participation within historically disadvantaged communities in a selected number of development sporting activities.

Part 5: Local government fiscal framework and allocations

The local government fiscal framework

During 2004, the local government fiscal framework was subjected to a two-part review. The first part focused on the local government equitable share formula, while the second part covered matters pertaining to local government taxes, among other things. Although the reform of the local

2005 Budget Review

government equitable share formula is now completed, further work on the local government fiscal framework will continue in a number of areas.

In exercising their revenue powers, it is important that municipalities do so in a manner that does not impact materially on national macroeconomic policy imperatives, such as inflation targeting. A local government taxation bill may need to be prepared by national government to deal with the future of the Regional Services Council (RSC) levy, and to regulate the exercise of all other taxation powers of municipalities.

An assessment of the impact of the new property rates legislation on public infrastructure and state-owned properties, particularly those offering local services like schools and clinics will be undertaken. The review will investigate the possibility of an intergovernmental agreement on low or no rates to be charged on such categories of infrastructure, including the possibility that the I component be reviewed in 2006 to compensate for public infrastructure and per local service.

National legislation in terms of sections 155 and 229 of the Constitution may regulate how fiscal powers and functions are to be divided or shared between B and C municipalities. At present, property taxes are allocated to category A and B municipalities on the basis that category B municipalities are responsible for functions such as water, sanitation, electricity, refuse removal. Due to an asymmetric division of powers and functions between category B and C municipalities, certain category C municipalities are assigned the water function by the Minister for Provincial and Local Government, even though it is category B municipalities that collect (and retain) property taxes. Similarly, although certain category C municipalities have no major functions to perform, they receive RSC levy income.

In preparation for the local government elections at the end of this year or early next year, the Demarcation Board is in the process of delimiting municipal wards and reviewing provincial boundaries to do away with cross-boundary municipalities. Changes may be required to the framework due to new demarcations and other changes for the newly-elected municipalities, including potential adjustments to the I component and other components of Equitable Share and MIG formula.

While the equitable share provides support for operational expenditure on providing basic services for poor households, MIG supports the rollout of infrastructure for poor households to have access to these basic services. Therefore as MIG reduces backlogs in infrastructure delivery, the equitable share needs to account for the fact that a greater percentage of the population is serviced. Reliable and regular data at a municipal level are difficult to obtain. Data used for determining the current equitable share and MIG allocations were obtained from the 2001 Census. The next census will only take place in 2011 and the Census Replacement Survey will only provide data up to district municipal level. As agreed to by the Budget Forum, an annual data survey will be put in place, possibly with the assistance of STATS SA, in an attempt to update the data used in the equitable share and MIG formulas on an annual basis.

The National Treasury has conducted a survey among all municipalities, and classified them into three categories of high, medium or low capacity municipalities as published in Gazette No. 26511. National government is increasingly dealing with municipalities depending on this classification to phase in sections of MFMA, as well as to phase in specific powers and functions, as well as whether grants like MIG are to be given directly to the municipality or not.

National transfers to local government

The local government share increases over the next three years by R5, 4 billion to R58,3 billion over the 2004 budget baseline of R47,3 billion. National allocations to local government (Table E16) grow from a revised allocation of R14, 8 billion in 2004/05 to R17, 2 billion in 2005/06, R19,7 billion in 2006/07 and R21,5 billion by the end of the MTEF in 2007/08.

Annexure E: Explanatory memorandum to the Division of Revenue

Table E16 indicates that the share of nationally raised revenue for local government rises from 4,6 per cent in 2004/05 to 5,0 per cent in 2007/08. National allocations are an important source of revenue for municipalities, comprising around 14,7 per cent of total local government budgets of over R100 billion in 2004/05, varying between 3 to 6,7 per cent for metros, and as high as 87,3 per cent in some districts. Major sources of own revenue for municipalities include property taxes, regional service levies, user charges on electricity, water, refuse removal and other municipal services.

Table E16 National transfers to local government, 2004/05 – 2007/08

R million	2004/05	2005/06	2006/07	2007/08
Equitable share and related	8 626	10 578	11 505	12 411

Equitable share	7 678	9 643	10 515	11 371
Water and sanitation operating	949	934	991	1 040

Infrastructure	5 363	5 833	7 454	8 301
Programme	–	–	–	–
Water Services Project	217	139	–	–
Community Based Public Works Programme	–	–	–	–
Local Economic Development Fund	–	–	–	–
Sport and Recreation Facilities	134	–	–	–
National Electrification Programme	251	258	–	–
Urban Transport Fund	–	–	–	–
Municipal Infrastructure Grant	4 481	5 436	7 454	8 301
Disaster relief	280	–	–	–

Current transfers	768	749	749	749

Restructuring grant	388	350	350	350
Financial management grant	198	199	199	199
Municipal Systems Improvement	182	200	200	200

Total	14 757	17 159	19 708	21 461

National transfers to local government are divided into three major categories, namely:

•	the equitable share grant (together with the water operating grant);

•	infrastructure conditional grants; and

•	capacity-building and restructuring conditional grants.

The unconditional equitable share allocation is the largest and most significant national allocation, in accordance with section 214 of the Constitution, and grows in significance relative to all other grants, rising from 52 per cent in 2004/05 to 56,2 per cent in 2005/06. This amount rises to 61,7 per cent when the water operating grant is included in total national grants. The second largest allocation to local government is the municipal infrastructure conditional grant (MIG), which is 32 per cent in 2005/06, and the third and smallest category of grants are the capacity and restructuring grants, whose share amounts to 4,4 per cent in 2005/06.

The biggest reform to the local government grants system in 2005/06 is the adoption of a new local government equitable share formula, which is phased in over the MTEF. By introducing a revenue raising component, the new formula addresses concern about the varying fiscal capacities of municipalities.

Government has also announced further supplementary allocations to be allocated between all three spheres of government, but from which many municipalities will benefit, including:

•	R1,2 billion for sanitation to eradicate the bucket sanitation system, which is fully incorporated into the Municipal Infrastructure Grant;

2005 Budget Review

•	R3 billion for community infrastructure, which is not allocated, but a significant portion is expected to be allocated to municipalities through the MIG; and

•	R3 billion for public transport infrastructure, which is not allocated, but a significant portion will be allocated to those municipalities, which have stadiums that will be used for the 2010 World Cup.

All grants to municipalities are published per municipality to enable municipalities to plan fully for their coming 2005/06 budgets, and to promote better accountability by ensuring that all national allocations are included in municipal budgets. The allocations are published for both the national and municipal financial years. The municipal financial year commences three months later than the national and provincial financial year, on 1 July. The allocation in terms of the national financial year serves as the legal appropriation requirement for national and provincial transferring departments. The allocations in terms of the municipal financial year facilitate proper reconciliation for audit purposes.

These allocations include the sanitation allocation of R1,2 billion, but exclude the R3 billion for community infrastructure and R3 billion for public transport infrastructure to be allocated within six months for publication in a gazette.

The local government equitable share formula: Its evolution since 1998

Sections 214 and 227 of the Constitution require that an equitable share of nationally raised revenue be allocated to the local sphere of government to enable it to provide basic services and perform the functions allocated to it. The size of the equitable share allocation to the local sphere of government takes account of the fiscal capacity, fiscal efficiency, developmental needs, extent of poverty and backlogs in municipalities, to the extent that such information is available for all municipalities.

The equitable share grant is an unconditional grant assisting municipalities to supplement their revenue to deliver services to poor households. Table E16 shows that the equitable share increase by R3,7 billion from the 2004/05 allocation of R7,7 billion to R11,4 billion in 2007/08.

The equitable share grant and formula were first introduced in 1998/99. It has undergone a number of changes since its inception, to take account of costs of transformation, data updates and new priorities. These changes are listed below as follows:

•	2000/01 – incorporation of the former R293 town subsidies (excluding R293 personnel),

•	2001/02 – incorporation of the R293 personnel subsidies, adjustments to the method of measuring poverty, and increasing the poverty threshold from R800 to R1 100,

•	2002/03 – the re-alignment of functions to the newly demarcated municipalities, the funding of district municipalities and the introduction of a nodal component to support the operational costs,

•	2003/04 – the introduction of free basic services to support poor communities and the alignment of the equitable share to the division of powers and functions between local and districts,

•	2004/05 – update data from the 2001 census, and adjusting the guarantee mechanism to phase in the impact of the new census results, and

•	2005/06 – will see the introduction of the new formula, which is more redistributive with a revenue raising and development component.

Annexure E: Explanatory memorandum to the Division of Revenue

     In 2002 Government recognised the need to review the formula, given the major restructuring that the local government sphere has undergone since 1998, and announced a comprehensive review. This review has, however, taken much longer than initially expected largely because of difficulties in obtaining consistent data across all municipalities. Notwithstanding the challenges of data and the uncertainty on some of the broad policy issues that will impact on the local government framework such as the establishment of Regional Electricity Distributors and the Municipal Property Rates Act, a new formula is introduced in this Budget. The new formula will be phased in over the 2005 MTEF with full implementation in 2007/08.

Structure of previous local government equitable share formula

Grant = S + I + FBS + FBE + R293 + Nodal Allocation + Top up

where

S is the basic services component

I is the institutional support component

FBS and FBE are for free basic services and electricity

R293, Nodal Allocations are transitional or specific windows

The previous formula is explained in detail in previous Budget documentation (refer to Annexure E of the Budget Review 2004), and is not dealt with here. A detailed explanation of the new formula follows below.

New equitable share formula

Guiding principles

The point of departure for the equitable share formula is the constitutional requirement that the local government equitable share must take into account, among other things:

•	the ability of municipalities to provide basic services

•	the fiscal capacity and efficiency of municipalities

•	developmental and other needs of local government

•	the desirability of stable and predictable revenue shares.

The guiding principles for the new formula remain the same as those for the previous formula, and include:

a)	Equity: Intergovernmental transfers should promote the constitutional goal of ensuring that all South Africans have access to basic services.

b)	Efficiency: The new transfer system should promote allocative efficiency by ensuring that interjurisdictional competition is an effective check on fiscal performance. This would imply a certain amount of fiscal equalisation, but such flows should not be of such a magnitude as to deter investment or cripple particular areas.

c)	Spillover effects: The transfer system should find ways of ensuring that projects with strong spillover effects are appropriately funded.

d)	Facilitating democracy: The transfer system should help build the capacity of local authorities as one of the cornerstones of a democratic society.

2005 Budget Review

e)	Additional considerations: Several additional principles were listed to enable the system to meet these objectives:

•	Rationality – the system should be based on clearly articulated arguments about how the transfers would promote the goals of equity, economic growth and efficiency

•	Unintended consequences should be limited. In particular perverse incentives should be avoided

•	Predictability – the transfers should facilitate proper budgeting

•	Accountability – since without accountability valuable national resources could be wasted

•	Political acceptability and institutional capacity building — the transfer system should be seen to be as broadly based as possible and should facilitate the consolidation of South Africa’s new democracy

•	Simplicity and transparency – to keep the systems and mechanisms simple.

Using the above principles, and recommendations of the Financial and Fiscal Commission, the National Treasury, working closely with the Department of Provincial and Local Government, South African Local Government Association, Statistics South Africa and the FFC, developed the following formula for discussion at the Budget Forum of 14 October 2004, and thereafter for adoption by Cabinet on 20 October 2004 and 16 February 2005.

The structure of the new formula

The new formula for the local government equitable share grant consists of four main components, for basic services, development needs, institutional needs and fiscal capacity.

Structure of new local government equitable share formula

Grant = BS + D + I — R ± C

where

BS is the basic services component

D is the development component

I is the institutional support component

R is the Revenue Raising Capacity Correction and

C is a correction and stabilisation factor.

The Basic Services Component

Municipalities are expected to provide water, sanitation, electricity, refuse removal and other municipal services. The purpose of the basic services component is to enable municipalities to provide basic services and free basic services to poor households.

The previous formula supported basic services through several “windows” like the S grant, the FBS grant and the FBE grant resulting in some duplication in funding basic services. The new Basic Services component has the following characteristics:

•	Supporting only poor households earning less than R800 per month;

•	Distinguishing between poor households provided with services and those provided with lesser or no services; and

Annexure E: Explanatory memorandum to the Division of Revenue

•	Recognising water reticulation, sanitation, refuse removal and electricity reticulation as the core services.

The Basic Services Component

BS=[Water Subsidy 1*Poor with Water + Water Subsidy 2*Poor without Water] +

[Sanitation Subsidy 1*Poor with Sanitation + Sanitation Subsidy 2*Poor without Sanitation] +

[Refuse Subsidy 1*Poor with Refuse + Refuse Subsidy 2*Poor without Refuse] +

[Electricity Subsidy 1*Poor with Electricity + Electricity Subsidy 2*Poor without Electricity]

For each of the subsidised services there are two levels of support: a full subsidy for those households that actually receive services from the municipality and a partial subsidy for unserviced households, currently set at a third of the cost of the subsidy to serviced households.

The Institutional Support Component

The Institutional component is also retained from the previous formula, as it is a standard component required for both the local government and provincial equitable share formulae. It is particularly important for poor municipalities, who often are unable to raise sufficient revenue to fund the basic costs of administration and governance. Such funding gaps make it impossible for poor municipalities to provide basic services to all their residents, businesses and other clients or customers.

The aim of this component is to supplement the funding of a municipality for administrative and governance costs, but not to fully fund the entire administration and governance cost of a municipality — this remains the primary responsibility of each municipality.

The Institutional Component

There are two elements to the institutional component: administrative capacity and local electoral accountability — the grant therefore is as follows:

I = Base allocation + [Admin support * Population] + [Council support * Number of Seats]

Where the values used in the formula are:

I = R350 000 + [R1*population] + [R36 000* councillors]

The I grant in the previous formula assumed that there are strong economies of scale in the functioning of local government — that larger municipalities are able to operate more cheaply than smaller ones. The new formula maintains this assumption of decreasing average costs by incorporating a base allocation that goes to all municipalities regardless of size.

The “Base Allocation” is an amount that will go to every municipal structure (except for a district management area (DMA)). The higher this allocation is set at, the more the formula benefits smaller municipalities. The second term of this formula recognises that costs go up with population. The third term is a contribution to the cost of maintaining councillors for the legislative and oversight role. The number of “seats” that will be recognised for purposes of the formula is that determined by the Minister for Provincial and Local Government.

The I grant will be updated for the 2006 MTEF to take into account any changes that may occur when new councils take over after the local government elections to be held later this year or early next year.

2005 Budget Review

The Development Component

This component seeks to give effect to the developmental objectives for local government, beyond those identified with basic municipal services, and as envisaged in terms of section 214 of the Constitution. It is also intended as a policy component for future policy as the development objective is better identified, particularly for previously deprived areas.

The previous formula gave effect to the development component through a window for nodal allocations. The FFC has questioned the appropriateness of allocating a portion of the equitable share to selected municipalities. The new formula provides for clearer and specified criteria for all municipalities.

This component will not take effect immediately, but has been included in the formula as a future variable. A series of consultations held with various stakeholders could not yield any agreement in the limited time available on the factors to be taken into account for the development component. Further research and consultations will take place during 2005, including a request to the FFC to recommend an approach to give effect to this component. In the meantime, for the 2005 MTEF, it was decided to set this component at zero.

The Revenue Raising Capacity Correction

The FFC has recommended the inclusion of a fiscal capacity or revenue raising capacity measure in the equitable share formula. Government accepted this recommendation, but the lack of data to measure fiscal capacity has made it difficult to implement this recommendation earlier. The fundamental problem is that at present there is no national property valuation roll that can be used to approximate revenue raising capacity consistently across the country. It would not be desirable or equitable to use actual revenues raised, since this would immediately create perverse incentives in the system. Furthermore some municipalities do not seem to make enough effort to raise revenues. The National Treasury has considered suitable ways of creating proxies that would deal with all of these problems. The basic approach is to use the relationship between demonstrated revenue raising capacity among municipalities that report information and objective municipal information from Statistics South Africa to proxy revenue raising capacity for all municipalities. The total revenue that should be available to a municipality then is converted to a “correction” by imposing a “tax” rate of 5 per cent. At this level, municipalities end up contributing around R1,2 billion in 2005/06 towards the cost of basic services and administrative infrastructure.

Stabilising Constraint

The local government equitable share has been characterised by many large-scale changes since its inception in 1998, including the addition of different windows. In an effort to ensure some stability in grant allocations, the previous formula provided a 70 per cent guarantee on previous year’s allocation. With the publication of three-year budget allocations it is more sensible to apply the guarantee mechanism to the indicative outer-year baseline amounts rather than to current or past year allocations. In particular the aim should be to give municipalities what they were promised in the previous MTEF round of allocations, as far as this is possible.

An additional constraint is to ensure that allocations are not negative due to the revenue raising correction.

Other considerations in applying the formula

The formula as outlined above has to be modified somewhat in order to take account of some of the intricacies of the allocation process. In particular one needs to ensure that powers and functions are taken into account and that the overall budget balances.

Annexure E: Explanatory memorandum to the Division of Revenue

a)	Powers and Functions

The local government system has a number of asymmetries, not only between different categories of municipalities, but also between the same category of municipalities. Firstly, there is the broad division of the sphere into category A, B and C municipalities. Secondly, the division of powers and functions between category B and C municipalities differs, even between the different category B municipalities within the same category C district. For example, a category B municipality may or may not have the power or function for potable water, which may be with the category C municipality. However, the formula still provides an indicative amount for that category B municipality, as there may be another category B municipality within the same district that has the water function assigned to it. In order to deal with these differences the model has to ensure that the allocations made in terms of the “Basic Services” component have to go to the municipality that actually performs the function.

b)	Balancing allocations

The “horizontal division” of allocations made between municipalities depends on the size of the overall allocation that is made to the local government sphere, normally determined through a separate consultative process to determine the equitable share of nationally raised for each of the three spheres of government (i.e. the “vertical division”). Since there is no guarantee that allocations made in terms of the vertical division add up precisely to the amount allocated to the local government equitable share, such allocations need to be adjusted to fit within the constraints outlined above.

Rescaling of the BS, D and I Components

The simplest way of making the system balance is to rescale the BS, D and I components to the available budget, hence the formula actually becomes:

Grant = Adjustment Factor*(BS + D + I) — R ± C

This adjustment factor is calculated so as to ensure that the system balances.

In order to deal with the constraints, municipalities are divided into two groups. Those municipalities that require a “top up” in order to meet the stabilising constraints and those that do not. The total size of the top up is calculated and this is deducted from those that do not require a top up in proportion to the “surplus”.

In the previous formula this process is done in a more complicated way. The disadvantage of the previous formula is that the final allocations had to be calculated iteratively, making the model very complex (and hence difficult for many policy-makers and the public to comprehend).

Measurement Issues

In order to implement the revised formula, one has to be able to measure the variables quite accurately. The integrity of the data is as important as the set of equations in determining whether the allocations meet the constitutional requirement of equity. It should be noted that measurement is itself a dynamic issue — new data sets become available, while existing data series might be discontinued. This means that the allocation process is subject to regular changes and innovation.

a)	Poverty

The baseline information for the measurement of poverty comes from Census 2001. A technical issue is whether to use the “income” or “imputed expenditure” method to estimate poverty at the municipal level. At present the “imputed expenditure” method does not allow

2005 Budget Review

for a cross-tabulation of poverty against servicing levels, so the “income” method is used for the formula, as it is matters whether the poor are actually receiving services or not.

b)	Servicing levels

A key ingredient in the current formula is the subsidy received by poor households for various services delivered to them. Given that most municipalities are unable to provide cost information per service, alternative sources of information are required for key data on costing of services.

In the previous formula the amounts were based on a study that was conducted in the late 1990s by the Development Bank of Southern Africa (DBSA). The subsidy amounts are updated in the new formula, using a more recent study by the Department of Provincial and Local Government.

The new service costs are R130 per month for a serviced household and R45 per month for an unserviced household (refer to columns b and c of Table E17 below).

Table E17 Service costs

	1998
Service costs per month	Estimates	Serviced households	Unserviced households[1]
Electricity	36,0	40,0	15,0
Water	20,0	30,0	10,0
Refuse	20,0	30,0	10,0
Sanitation	10,0	30,0	10,0

Total	86,0	130,0	45,0

1.	One third of serviced households (2004 DPLG study).

c)	Revenue Raising Capacity

In order to introduce the revenue raising capacity measure one has to be able to approximate revenue capacity reasonably accurately. This has been the major impediment to introducing this component. Information on revenue collected (by source) is only available from each municipality, and even where a municipality is able to provide such information, it must be comparable between municipalities so as not to expose the formula to data manipulation. The lack of such information requires the use of alternative research. For the new formula an imputation process using municipal revenue data and census information was undertaken. This process has the advantage that:

•	It leads to measures of revenue raising capacity that are highly correlated with actual revenues raised

•	Municipalities cannot manipulate it in order to influence their equitable share allocations.

Phasing-in of the new formula

The new formula will be phased-in and fully introduced only in the 2007/08 financial year. The new formula is used to generate the allocations by municipality based on the new baseline allocations for 2005/06, 2006/07 and 2007/08 announced in the 2005 National Budget. The indicative allocations for 2005/06 and 2006/07, which were generated by the previous formula, are guaranteed.

Annexure E: Explanatory memorandum to the Division of Revenue

The Water Service Operating Subsidy

This is a transitional operational grant closely related to the local government equitable share grant and in principle should be part of the equitable share grant. The grant is also an indirect grant, used to fund over 300 water schemes in municipalities through the Water Trading Account on the vote of the Department of Water Affairs and Forestry (DWAF). DWAF has administered a number of these schemes in poor areas prior to 1994. The operating grant amounts to R948 million in 2004/05, R934 million in 2005/06, R990 million in 2006/07 and R1 040 million in 2007/08 or a total of R2,9 billion over the MTEF.

DWAF is in the process of transferring schemes over the next three years, for which funding will be phased out from 2007/08. Like the process for the R293 staff, DWAF plans to conclude bilateral negotiations with municipalities by 31 March 2006. All funds on this programme will thereafter be transferred to municipalities directly as soon as such transfers occur. Direct grants to DWAF will be phased progressively downwards and those to municipalities upwards.

The transfer of water schemes involves the transfer of both assets and staff, and the resulting operating costs of salaries and free basic services. The 300 schemes employ 8 094 staff and affect 53 municipalities. So far 25 agreements had been signed, 495 staff transferred, 301 staff seconded and 84 schemes with a total asset value of approximately R1 billion. Over 40 per cent of the staff is to be transferred to municipalities in Limpopo. Estimated ‘once off’ personnel related costs over the three years amount to R393 million. Full costs for the operations of the schemes are being finalised. The medium-term plan is to transfer at least 4 000 staff in 2005/06 and the remainder of the staff in the 2006/07 and 2007/08 financial years.

All receiving municipalities will be required to conclude formal transfer agreements where the latest effective date of transfer is 31 March 2006. The operating and transfer subsidy will be treated as a grant-in-kind until the effective date of transfer, and thereafter progressively phased into the equitable share. The operating subsidy will cover staff related costs (HR component) and direct operating and maintenance costs (O component), whilst provision is also made for made the refurbishment of infrastructure. The allocation per municipality will be according to the operational budget for each scheme and the funding requirements identified and agreed in the transfer agreement. Clear performance targets will be set with the assistance of the Department of Provincial and Local Government and SALGA to complete the process.

Conditional grants to local government

Schedules 4, 6, 6A and 7 of the Division of Revenue Bill provides for the conditional grants to municipalities. Despite the growing importance of the unconditional equitable share grant, conditional grants are still a significant portion of national grants to local government. In particular, conditional grants are used to:

•	Incorporate national priorities in municipal budgets

•	Promote national norms and standards

•	Address backlogs and regional disparities in municipal infrastructure

•	Effect transition by supporting capacity building and restructuring of municipalities.

Total conditional grants, including the water operating subsidy, to municipalities increase from R7,1 billion in 2004/05, to R7,5 billion in 2005/06, R9,2 billion in 2006/07 and R10,1 billion in 2007/08. There are two categories of conditional grants, infrastructure and capacity-building/ restructuring grants. The most significant development for 2005/06 is the finalisation of the consolidation of the remaining infrastructure grants into the Municipal Infrastructure Grant. The capacity building and restructuring grants are capped at R749 million for the two outer years, and

2005 Budget Review

are being rationalised over the medium term. Below is a summary of all the conditional grants listed in Schedules 4, 6, 6A and 7 of the 2005 Division of Revenue Bill.

Infrastructure conditional grants to local government

The Municipal Infrastructure Grant is a critical instrument for achieving Government’s objective of expanding the delivery of basic services to poor households and alleviating poverty. This grant is listed on Schedule 4 of the Division of Revenue Bill, as it supplements municipal allocations for infrastructure expenditure. For this reason, the role of national departments in relation to this grant is limited only to enforcing compliance with the minimal conditions set out in its framework and monitoring performance by receiving municipalities.

The Municipal Infrastructure Grant complements the equitable share allocations to give effect to Government’s commitment towards access to basic services to all households, including the delivery of free basic services to poor households and other poverty alleviation objectives.

This grant is also aimed at stimulating local economic development and job creation over the medium term. Municipalities are therefore required to dedicate a portion of their capital budgets to labour-based infrastructure methods to meet the objectives of the Expanded Public Works Programme. The total allocation for infrastructure is R5,4 billion, R7,5 billion, R8,3 billion for each of the MTEF years.

The Municipal Infrastructure Grant (MIG) established in 2004 simplifies and rationalises policy and funding mechanisms for municipal infrastructure. The MIG merged the following grants in a phased manner over a three-year period ending by 2005/06:

•	Consolidated Municipal Infrastructure Programme, in support of internal bulk, connector infrastructure and community facilities to poor households

•	Water Service Capital Fund, in support of bulk, connector and internal infrastructure for water services at a basic level

•	Community Based Public Works Programme, in support of the creation of community assets in rural, historically disadvantage communities

•	Local Economic Development Fund, in support of planning, and implementation of job creation and poverty alleviation

•	Building for Sport and Recreation Programme, in support of promoting sport and recreation facilities within disadvantage communities

•	Electrification funding in support of addressing the electrification backlog of permanently occupied residential dwellings that are situated in historically under-supplied areas.

The MIG is geared to making the system of transfers to municipalities simpler, more certain, direct and reduces the number of steps in decision-making processes. Its conditions are more flexible, designed to support the capital budgets of municipalities, and to facilitate integrated development planning. The MIG does not fund specific projects, but is designed to complement the capital budgets of municipalities (similar to the provincial infrastructure grant).

The MIG gives municipalities a central role in coordinating development activity and the delivery of municipal infrastructure within their jurisdictions. It is focused on achieving a number of outputs, including the achievement of service coverage targets, employment creation and linking Integrated Development Plans (IDPs) and budgets. The role of national and provincial government is to support, and monitor policy outcomes of municipal infrastructure investments. Crucially, the policy reform around infrastructure grants will bring the grant system in line with the general direction and path of the intergovernmental system, which is focused on improving the capacity, efficiency, effectiveness, sustainability and accountability of the local government

Annexure E: Explanatory memorandum to the Division of Revenue sphere, and making integrated development plans the primary mechanisms for intergovernmental coordination. Hence the MIG is re-classified as a Schedule 4 grant.

To ensure that commitments made by departments whose grants are subsumed in MIG before 30 September 2003 are honoured by municipalities, a specific condition is imposed. The remaining commitments by the Water Services Capital Grant and the Integrated National Electrification Programme run out by 2005/06, thereafter these programmes will be fully phased into the MIG.

The MIG policy also makes provision for various capacity levels of municipalities namely, high, medium and low capacity municipalities. As from the 2005/06 financial year, all high, medium and selected low capacity municipalities will receive allocations directly. The final allocations equal either the existing commitments for the municipality or the allocation as calculated by the MIG formula, whichever is higher. The high and medium capacity municipalities will be expected to produce medium term capital plans and budgets, reflecting all projects to be funded in each sector.

The low capacity municipalities, with the exception of a few selected municipalities will receive their grants, via the district municipality. Various levels of support are available to municipalities either by the national government, provincial government and Project Management Units to ensure that low capacity municipalities improve their capacity to the point where they can receive their grants directly.

The grant framework for the MIG reflects the output-based reporting as required in terms of the Division of Revenue Act. Municipalities will be required to report on spending on capital in accordance with the Municipal Finance Management Act through monthly reports, quarterly on performance and the annual reports, particularly for priority sectors like water and sanitation, refuse removal, roads and community facilities and on expanded public works.

MIG Formula

The 2005 MTEF introduces a ring-fenced amount for the eradication of the bucket sanitation system by 2010. The programme has been kick started with an additional allocation of R1,2 billion over the 2005 MTEF. For the 2005/06 financial year, R200 million is to be targeted to specific municipalities with a high prevalence of the bucket sanitation system that would be able to implement projects sooner. Although an upfront allocation is made for the 2006/07 and outer years, municipalities should prepare and submit plans to demonstrate their readiness in meeting this challenge over the medium term. These plans are to be submitted to the Department of Water Affairs and Forestry by no later than 1 October 2005.

There are five main components of the formula, after accounting for funds flowing to the Special Municipal Infrastructure Fund (SMIF) (R128 million of total funds in 2005/06) for innovation and region-wide programmes. The SMIF is a project-based allocation made by the Department of Provincial and Local Government to municipalities.

For the 2005/06 municipal financial year, R128 million is top-sliced from the MIG allocation and distributed on a project basis to municipalities through the SMIF. The balance of the MIG allocation is then applied through the formula to determine the allocation due to each municipality using the formula. Since no multi-year applications have been received, no allocation is set aside for the SMIF in 2006/07 and 2007/08. However, the DPLG will be allowed to commit up to R155 million in each of the outer years. These amounts will then to be top-sliced from the increase in the baseline for the MIG programme in the 2006 MTEF.

2005 Budget Review

Depending on the level of existing commitments and the capacity of the municipality, a proportion will flow as MIG funds to the municipality as described above. The key condition over this initial period is the submission of three-year capital plans. The other applicable conditions and outputs are contained in the MIG framework as per the Division of Revenue Gazette.

MIG(F) = B + P + E + N + M

• B	Basic residential infrastructure (new and rehabilitated)
Proportional allocations for water supply and sanitation, electricity, roads and ‘other’ (Street lighting and solid waste removal)
• P	Public municipal service infrastructure (new and rehabilitated)
• E	Allocation for social institutions and micro-enterprises infrastructure
• N	Allocation to all nodal municipalities
• M	Negative or positive allocation related to past performance of each municipality relative to grant conditions

Over the 2005 MTEF, R21,2 billion is available for the MIG Programme. The Electricity Programme (both municipal and Eskom programmes) is incorporated into the MIG in 2006/07. This requires a rescaling of the weights of the B component. The rescaling and weighted shares per sector are illustrated in Table E18.

Table E18 Municipal Infrastructure Grant (MIG) allocations per sector, 2004/05 – 2007/08

	2004/05		2005/06	2006/07	2007/08
	Original
Weights	weights	Adjusted weights
Municipal Infrastructure Grant (a)	100,0%
Special Municipal Infrastructure Fund and	4,0%
Management (b)
Ring-fenced allocation: Eradication of Bucket
Sanitation System (c)
Municipal Infrastructure Grant (formula)	96,0%	(a)- (b)	(a)-(b)- (c)	(a)-(b)- (c)	(a)-(b)- (c)

of which Municipal Infrastructure Grant (formula)
B Component	75,0%	75,0%	75,0%	75,0%	75,0%
Water and sanitation	72,0%	72,0%	72,0%	53,0%	53,0%
Electricity	0,0%	0,0%	0,0%	22,0%	22,0%
Roads	23,0%	23,0%	23,0%	20,0%	20,0%
Other	5,0%	5,0%	5,0%	5,0%	5,0%
P Component	15,0%	15,0%	15,0%	15,0%	15,0%
E Component	5,0%	5,0%	5,0%	5,0%	5,0%
N Component	5,0%	5,0%	5,0%	5,0%	5,0%

Table E19 shows the respective components of the MIG allocation and how they are distributed by the formula. The formula allocations have been adjusted to provide funds to the municipality assigned the function to perform the particular service, in line with Government Gazette No. 24228 of 3 January 2003 issued by the Minister of Provincial and Local Government.

Annexure E: Explanatory memorandum to the Division of Revenue

Table E19 Municipal Infrastructure Grant (MIG) allocations per sector, 2004/05 – 2007/08

	2004/05		2005/06	2006/07	2007/08
	Original
R million	weights	Adjusted weights
Municipal Infrastructure Grant (a)	4,446	4,440	5,436	7,454	8,301
Special Municipal Infrastructure Fund and Management (b)	178	33	129	–	–
Ring-fenced allocation: Eradication of Bucket Sanitation System (c)	–	–	200	400	600
Municipal Infrastructure Grant (formula)	4,268	4,407	5,107	7,054	7,701

of which Municipal Infrastructure Grant (formula)
B Component	3,201	3,305	3,830	5,291	5,776
Water and sanitation	2,305	2,380	2,758	2,804	3,061
Electricity	–	–	–	1,164	1,271
Roads	736	760	881	1,058	1,155
Other	160	165	192	265	289
P Component	640	661	766	1,058	1,155
E Component	213	220	255	353	385
N Component	213	220	255	353	385

Capacity building and restructuring grants

The capacity building grants were set up to assist municipalities in building management, planning, technical, budgeting and financial management skills. There are two capacity building grants, the Financial Management Grant and the Municipal Systems Improvement Programme, and a Restructuring Grant. These grants total R749 million each for the 2005 MTEF. Government intends to phase these grants into the equitable share over the medium term.

During the past few years, national and provincial governments have committed significant resources to capacity building. The capacity building funds have been directed to a number of initiatives. The success of this programme will only be measurable during this MTEF period. Emphasis has shifted towards building in-house municipal capacity, supporting an internship programme to develop new skills in financial management, improve service delivery and value-for-money. The primary beneficiaries of these grants are municipalities.

The Municipal Systems Improvement Grant (MSIG) under the vote of the Provincial and Local Government Department assists municipalities to build through district and selected local municipal support and focuses on stabilising municipal and governance systems, planning and implementation management support centres (PIMS), reviewing IDP’s and implementing the Municipal Systems Act. To date 47 PIMS centres have been established in all districts. Allocations over the 2005 MTEF amount to a further R600 million.

The Financial Management Grant under the National Treasury vote funds the modernisation of financial management, including building in-house municipal capacity to implement multi-year budgeting, link integrated development plans to budgets, produce quality and timely in-year and annual reports, and generally supports municipalities in the implementation of the Municipal Finance Management Act, Act 56 of 2003. A portion of the grant is used to leverage international technical assistance support. Currently over thirty advisors are working in selected municipalities supporting the implementation of the Act. Furthermore, to facilitate skills development in financial management, municipalities have utilised the grant to appoint over two hundred and fifty Interns, to qualify in terms of the newly registered Level 6 Financial Management Certification Qualification registered with SAQA. The programme funded budget training for over 600 municipal officials from high, medium and low capacity municipalities. Allocations over the 2005 MTEF amount to R596 million.

2005 Budget Review

The Restructuring Grant under the National Treasury vote is a demand driven grant and is aimed at funding municipal restructuring initiatives of a financial, institutional and developmental nature that are locally designed and supported. Only large municipalities are eligible for this grant. Reviews of implementation plans have been undertaken during 2004 in the all the Metropolitan municipalities and some other large municipalities. Multi-year contracts will be concluded with several new municipalities, and future efforts will focus on assessing the successful implementation in terms of agreed milestones. The grant has been capped at R350 million from 2006 and will be reviewed thereafter.

Part 6: Future work on sub-national fiscal frameworks

Crosscutting issue: data

The review of the provincial and local government fiscal frameworks has highlighted major problems of unavailability of consistent and comparable data for a number of key variables that are important in informing policy, decision-making and resource allocation within each sphere. This problem hampers a number of possible improvements that could be effected to the resource allocation formulae for equitable shares and conditional grants. In some cases it implies that components of formulae use outdated information. This problem needs urgent attention. In this regard a number of initiatives are under way or are being considered. Firstly, departments are encouraged to establish and improve systems for maintaining administration records, for example health records on utilisation of health care services by different gender groups. Relevant national departments have a central role to play insofar as ensuring consistency in approaches to record keeping, measurement and comparability. A process for verifying and accrediting information has to be part of this process. Secondly, on the issue of capital and infrastructure, there is a clear need to put in place mechanisms for defining and measuring backlogs, taking account of the dynamic nature of population migration across provinces and between rural and urban areas. This is vitally important for both the provincial and municipal government infrastructure grants. Thirdly, major users of information have to liaise with StatsSA with the view of presenting their information needs and agreeing how such requirements could be met as well as the regularity with which certain information can be gathered.

Provincial fiscal framework issue for future budgets

In reviewing the provincial fiscal framework for the 2005 Budget the following issues have been identified as requiring further work:

•	The first issue relates to the major hospital grants such as the National Tertiary Services Grant and the Health Professions and Training Grant, which will be reviewed ahead of the 2006 Budget. Among other things, the review will seek to determine whether the current trends in total allocations for these grants and their distribution among provinces are consistent with their original and future policy objectives.

•	The second issue relates to borrowing and financing of major infrastructure projects. About six years ago, Budget Council agreed to a moratorium on provincial borrowing in part because provinces did not have adequate capacity to utilise available resources. With evidence of improvement in capacity, the policy position on borrowing is under review. It is anticipated that during the course of the current, provinces will be allowed to borrow for specific projects. In the initial stages such borrowing may be limited to the Development Bank of Southern Africa, which will also be expected to agree terms for providing technical support to provinces that borrow from it.

Annexure E: Explanatory memorandum to the Division of Revenue

Local government fiscal framework issues for future budgets

The national framework for municipal taxation powers is determined by section 229 of the Constitution, which empowers municipalities to impose a property tax and surcharge on fees for municipal services, subject to national regulation. Other taxes, levies and duties appropriate to local government or to the category of local government may also be allocated in terms of national legislation. A review of the local government fiscal framework is currently being undertaken and is aligned to and complements the work on the reform of the local government equitable share formula discussed above.

Reform of regional services council (RSC) levies

The Regional Services Council (RSC) levies (referred to as Joint Services Board levies in the KwaZulu-Natal Province) consist of two components, a regional services levy and a regional establishment levy, calculated on payroll and turnover respectively. The RSC levy is allowed in terms of section 21 in Schedule 6 of the Constitution until the national legislation required for section 229(1)(b) is enacted. The RSC levy is an important source of revenue for metropolitan and district municipalities making up 9 per cent or R5,2 billion of total local government revenue in the 2003/04 municipal fiscal year.

The RSC levy has been criticised as an inefficient, inequitable and poorly administered tax instrument. A good local tax relates the tax burden to the ability to pay. Neither component of the RSC levy complies with this criterion. Though it is possible to improve the design of the RSC levy and to reform it, there is a strong case for it to be phased out completely. A menu of alternative sources of revenue such as new taxes, levies and surcharges and grants are being explored as replacements for revenue currently collected from RSC levies. It is the intention to table legislation to this effect before the end of the year.

Transitional mechanisms will be dealt with in the 2006 MTEF, as actual impact on funds will only take effect from 1 July 2006 for the 2006/07 municipal financial year. National government will request the FFC to provide a specific report on what tax it would recommend, as well as whether a transitional or new grant should fund category A or C municipalities. The FFC will be requested to make recommendations during their 2006 submission.

Restructuring of the electricity distribution industry (EDI) and the establishment of regional electricity distributors (REDs)

The coming EDI restructuring will have a significant impact on metro and large category B municipalities, as electricity comprises about 40 per cent of their revenue budget. It is estimated that municipalities will have to shift over R21 billion of their operating budgets to REDs as part of the restructuring effort, resulting in municipal operating budgets shrinking from R73 billion to R52 billion. The value of assets to be shifted is not yet known.

In order to minimise such fiscal risk, and to ensure that municipal finances are not adversely affected, the National Treasury has convened a process involving key stakeholders (SALGA, metro municipalities, dplg, DME, EDI Holdings, Eskom) to develop a set of guiding principles to assist EDI when establishing a RED. The following four principles are proposed for the establishment of REDs:

•	Restructuring must be in accordance with the Constitution

•	Financial state of municipalities currently performing the electricity function must not be adversely affected

•	Aggregate personnel costs must not increase

2005 Budget Review

•	No additional funds or taxes to fund restructuring.

It is hoped that a preliminary report by the Task Team on the impact of REDs on the local government fiscal framework will be completed by 30 April 2005. National government will request the FFC to consider the impact of REDs on municipalities and to recommend by 31 August 2005 whether any other fiscal steps necessary to protect municipalities from negative fiscal impact.

Implementation of the Local Government: Municipal Property Rates Act

An assessment of the impact of the new property rates legislation on public infrastructure and state-owned properties, particularly those offering local services like schools and clinics will be undertaken. The review will investigate the possibility of an intergovernmental agreement on low or no rates to be charged on such categories of infrastructure, including the possibility that the I grant be reviewed in 2006 to compensate for public infrastructure and per local service.

National legislation in terms of sections 155 and 229 of the Constitution may regulate how fiscal powers and functions are to be divided or shared between B and C municipalities. At present, property taxes are allocated to category (A and B) municipalities on the basis that category B municipalities are responsible for functions such as water, sanitation, electricity, refuse removal. Due to an asymmetric division of powers and functions between category B and C municipalities, certain category C municipalities will be responsible for the water function but the category B municipalities will still have all the property tax. Similarly, although certain category C municipalities have no major functions to perform, they have access to RSC levies.

The Division of Revenue Bill, attendant documentation (schedules indicating division and grant frameworks), and background material are available on the National Treasury website (www.treasury.gov.za).

F

Summary of the national budget

2005 Budget Review

Summary of the National Budget

	2004/05		2005/06	2006/07	2007/08
	Budget	Revised	Budget
R million	estimate	estimate	estimate	Medium term estimates
REVENUE
Estimate of revenue before tax proposals			379 250
Tax proposals
Taxes on individual and companies			-10 862
Personal income tax			-7 110
Adjust personal income tax rate structure for inflation			-6 800
Increase in interest and dividend exemption under 65 years			-170
Increase in interest and dividend exemption 65 years and over			-140
Corporate income tax			-2 000
Reduction in corporate tax			-2 000
Small business incentives			-1 752
Introduce VAT payments from every 2 months to every 4 months			-275
Exemption from Skills Development Levy			-92
Graduated rate structure			-900
Accelerated depreciation for all assets			-485
Financial transaction taxes			-800
Adjust for transfer duties			-450
Elimination of stamp duties on debit entries			-350
Taxes on goods and services			2 281
Increase in duties on alcohol			690
Increase in duties on tobacco products (52% incidence)			620
Abolish ad valorem excise duties on sun protection products			-10
Abolish duty on base oils for lubricating			-1
Increase in Air Passenger Departure Tax			32
Increase in fuel levy			950

Estimate of revenue after tax proposals	326 956	337 960	369 869	405 427	444 643
Percentage change from previous year			9,4%	9,6%	9,7%

EXPENDITURE
Statutory and standing appropriations
Cost of servicing state debt	50 432	48 901	53 125	56 603	59 381
Provincial equitable share	159 971	164 084	134 706	146 757	157 678
Skills development levy	4 300	4 300	5 000	5 600	6 000
Other 1)	963	975	1 060	1 121	1 177

	215 666	218 260	193 891	210 081	224 235
Appropriated by vote
Current payments	58 860	59 004	66 133	71 858	77 696
Transfers and subsidies	85 284	87 454	149 140	162 149	174 806
Payments for capital assets	5 594	5 395	6 155	6 305	6 656

	149 738	151 853	221 428	240 312	259 159
Plus:
Unallocated funds	1 000	—	500	2 000	3 500
Contingency reserve	2 500	—	2 000	4 000	8 000
Estimate of national expenditure	368 904	370 113	417 819	456 393	494 894
Percentage change from previous year			12,9%	9,2%	8,4%
2004 Budget estimate of expenditure		368 904	404 654	439 058
Increase /decrease		1 209	13 165	17 335

1)	Salaries of Members of Parliament, salaries of judges and standing appropriations (claims on guarantees and subscriptions to funds of the World Bank, African Development Bank and International Monetary Fund).

Annexure F: Summary of the National Budget

Summary of the National Budget

	2004/05		2005/06	2006/07	2007/08
	Budget	Revised	Budget
R million	estimate	estimate	estimate	Medium term estimates
Revenue	326 956	337 960	369 869	405 427	444 643
Expenditure	368 904	370 113	417 819	456 393	494 894

National budget deficit	-41 948	-32 152	-47 950	-50 966	-50 251
Percentage of GDP	-3,1%	-2,3%	-3,1%	-3,0%	-2,7%
Plus: Extraordinary transfers	-7 000	-7 136	-7 000	—	-4 328
Less: Extraordinary receipts	2 742	1 720	1 529	527	712
Net borrowing requirement	-46 206	-37 569	-53 421	-50 438	-53 867

Financing
Change in loan liabilities
Domestic short-term loans (net)	6 000	6 000	4 974	6 000	6 000
Domestic long-term loans (net)	34 328	31 045	25 768	40 299	42 247
Loans issued for financing:	27 328	24 540	18 768	40 299	42 247
New Loans	57 526	53 902	48 431	70 589	74 548
Less: Discount	-3 666	-3 013	-3 291	-5 222	-3 957
Redemptions (net of book profit)	-26 532	-26 350	-26 372	-25 067	-28 344
Loans issued for switching	—	-494	—	—	—
New Loans	7 000	8 031	7 000	10 000	—
Less: Discount	—	-171	—	—	—
Loans switched (net of bookprofit)	-7 000	-8 354	-7 000	-10 000	—
Loans issued for extraordinary purposes	7 000	7 000	7 000	—	—
New Loans	7 000	7 000	7 000	—	—
Foreign loans (net)	5 878	4 795	12 039	2639	4 120
Market loans	7 400	6 533	9 390	7 090	7 870
Arms procurement loan agreements	4 675	3 683	4 708	3 860	2 800
Less: Discount on issues of new loans	—	-85	—	—	—
Redemptions (including revaluation of loans)	-6 198	-5 336	-2 059	-8 311	-6 550
Change in cash balances	—	-4 271	10 640	1 500	1 500
Total financing (net)	46 206	37 569	53 421	50 438	53 867